As filed with the U.S. Securities and Exchange Commission on                , 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2621	62-1612879
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

100 North Point Center East, Suite 600

Alpharetta, GA 30022

Telephone: 1-800-514-0186

(Address, including Zip Code, and Phone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ricardo Nuñez

Executive Vice President, General Counsel and Secretary

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

100 North Point Center East, Suite 600

Alpharetta, GA 30022

Telephone: 1-800-514-0186

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Rick Miller Terrence Childers Eliot Robinson Bryan Cave Leighton Paisner LLP One Atlantic Center, 14th Floor 1201 W. Peachtree St., N.W. Atlanta, Georgia 30309 (404) 572-6600	Noah Benz Executive Vice President, General Counsel and Secretary Neenah, Inc. 3460 Preston Ridge Road, Suite 600 Alpharetta, Georgia 30005 (678) 566-6500	Keith M. Townsend Rahul Patel Robert J. Leclerc King & Spalding LLP 1180 Peachtree St. NE Atlanta, Georgia 30309 (404) 572-4600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the Registration Statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED MAY 4, 2022

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Schweitzer-Mauduit International, Inc. and the Stockholders of Neenah, Inc.:

On March 28, 2022, Schweitzer-Mauduit International, Inc. (which we refer to as “SWM”) and Neenah, Inc. (which we refer to as “Neenah”) entered into an Agreement and Plan of Merger (which, as amended from time to time, we refer to as the “merger agreement”) that provides for the combination of the two companies in a merger of equals. Under the merger agreement, Samurai Warrior Merger Sub, Inc., a wholly owned subsidiary of SWM, will merge with and into Neenah, with Neenah continuing as the surviving corporation and a wholly owned subsidiary of SWM, in a transaction we refer to as the “merger.”

The boards of directors of SWM and Neenah (which we refer to as the “SWM board of directors” and the “Neenah board of directors,” respectively) have each unanimously approved the merger. Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each outstanding share of Neenah common stock, par value $0.01 per share (which we refer to as the “Neenah common stock”), will (other than certain shares owned by SWM or any of its wholly owned subsidiaries or Neenah or any of its wholly owned subsidiaries) be converted into the right to receive 1.358 shares (which we refer to as the “exchange ratio” and such shares, the “merger consideration”) of SWM common stock, par value $0.10 per share (which we refer to as the “SWM common stock”).

Although the number of shares of SWM common stock that each holder of Neenah common stock (which we refer to as the “Neenah stockholders”) will receive is fixed, the market value of the merger consideration will fluctuate based on the market price of SWM common stock and will not be known at the time Neenah stockholders vote on the merger or SWM stockholders vote on the share issuance. Based on the $30.23 closing price of SWM common stock on March 25, 2022, the last trading day before public announcement of the merger, the exchange ratio represented approximately $41.05 in value for each share of Neenah common stock. Based on the $                closing price per share of SWM common stock on                 , 2022, the latest practicable trading day before the date of the enclosed joint proxy statement/prospectus, the exchange ratio represented approximately $                in value for each share of Neenah common stock. We urge you to obtain current market quotations for shares of SWM common stock (currently traded on the New York Stock Exchange under the trading symbol “SWM”) and shares of Neenah common stock (currently traded on the New York Stock Exchange under the trading symbol “NP”).

We estimate that, upon completion of the merger, Neenah stockholders as of immediately prior to the merger will collectively own approximately 42% of the outstanding shares of the combined company immediately after the merger, and holders of SWM common stock (which we refer to as the “SWM stockholders”) as of immediately prior to the merger will collectively own approximately 58% of the outstanding shares of the combined company immediately after the merger (in each case, on a fully diluted basis and without regard to the fact that immediately prior to the merger certain stockholders may own both SWM common stock and Neenah common stock).

SWM will hold a special meeting (which we refer to as the “SWM special meeting”) of the SWM stockholders virtually, via live webcast on the Internet at                  on                 , 2022, at                 a.m., Eastern Time. At the SWM special meeting, the SWM stockholders will be asked (i) to approve the issuance of SWM common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (which we refer to as the “SWM share issuance proposal”), and (ii) to consider and vote on a proposal to approve the adjournment of the SWM special meeting from time to time, if determined by the chairperson of such meeting to be necessary or appropriate, including adjournment to permit further solicitation of proxies in favor of the SWM share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to SWM stockholders (which we refer to as the “SWM adjournment proposal”).

The SWM board of directors has unanimously (i) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (ii) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, SWM and its stockholders and (iii) resolved to recommend that the SWM stockholders approve the SWM share issuance proposal.

Neenah will hold a special meeting (which we refer to as the “Neenah special meeting”) of the Neenah stockholders virtually, via live webcast on the Internet at                  on                 , 2022 at                 a.m., Eastern Time. At the Neenah special meeting, the Neenah stockholders will be asked (i) to consider and vote on a proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger (which we refer to as the “Neenah merger proposal”), (ii) to consider and vote on a non-binding advisory proposal to approve the compensation that may be paid or become payable to the named executive officers of Neenah that is based on or otherwise relates to the merger (which we refer to as the “Neenah compensation proposal”), and (iii) to consider and vote on a proposal to approve the adjournment of the Neenah special meeting from time to time, if determined by the chairperson of the meeting to be necessary or appropriate, including adjournment to permit further solicitation of proxies in favor of the Neenah merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Neenah stockholders (which we refer to as the “Neenah adjournment proposal”).

The Neenah board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that Neenah’s stockholders approve the merger proposal.

The enclosed joint proxy statement/prospectus describes the Neenah special meeting, the SWM special meeting, the merger, the documents related to the merger, including the merger agreement, and other related matters. Please carefully read the entire joint proxy statement/prospectus, including the “Risk Factors,” beginning on page [    ], for a discussion of the risks relating to the proposed merger.

Each of our board of directors unanimously recommends that stockholders vote “FOR” each of the proposals to be considered at the respective special meetings. We strongly support this combination of our companies and join our boards in their recommendations.

John D. Rogers Non-Executive Chairman Schweitzer-Mauduit International, Inc.	William M. Cook Non-Executive Chairman Neenah, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is                 , 2022, and it is first being mailed or otherwise delivered to the SWM stockholders and the Neenah stockholders on or about                 , 2022.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Schweitzer-Mauduit International, Inc.:

On March 28, 2022, Schweitzer-Mauduit International, Inc. (which we refer to as “SWM”) and Neenah, Inc. (which we refer to as “Neenah”) entered into an Agreement and Plan of Merger (which, as amended from time to time, we refer to as the “merger agreement”) that provides for the combination of the two companies in a merger of equals. Under the merger agreement, Samurai Warrior Merger Sub, Inc., a wholly owned subsidiary of SWM, will merge with and into Neenah, with Neenah continuing as the surviving corporation and a wholly owned subsidiary of SWM, in a transaction we refer to as the “merger.”

SWM will hold a special meeting of holders of common stock of SWM (who we refer to as “SWM stockholders”) virtually via live webcast on the Internet at     , on     , 2022, at      a.m. Eastern Time (which we refer to as the “SWM special meeting”), to consider and vote upon the following matters:

•

a proposal to approve the issuance of SWM common stock, par value $0.10 per share (which we refer to as the “SWM common stock”), pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (which we refer to as the “SWM share issuance proposal”); and

•

a proposal to approve the adjournment of the SWM special meeting from time to time, if determined by the chairperson of the meeting to be necessary or appropriate, including adjournment to permit further solicitation of proxies in favor of the SWM share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to SWM stockholders (which we refer to as the “SWM adjournment proposal”).

SWM has fixed the close of business on                 , 2022, as the record date for the SWM special meeting and any adjournment or postponement thereof. Only SWM stockholders of record at that time are entitled to notice of, and to vote at, the SWM special meeting, or any adjournment or postponement of the SWM special meeting. During the SWM special meeting, SWM stockholders will be able to examine the list of the stockholders entitled to vote at the SWM special meeting by following the instructions on the live webcast. SWM stockholders may attend the SWM special meeting, access the stockholders list, submit questions and vote their shares via the Internet during the meeting by visiting www.cesonlineservices.com/swm22_vm. In order to attend the virtual meeting, you will need to pre-register by         a.m. Eastern Time on                , 2022 by visiting such website. To enter the SWM special meeting, SWM stockholders will need the control number that is printed on their proxy cards. SWM recommends that SWM stockholders log in at least fifteen minutes before the meeting to ensure that they are logged in when the meeting starts. Online check-in will start shortly before the meeting on                , 2022.

Approval of each of the SWM share issuance proposal and the SWM adjournment proposal requires the affirmative vote of a majority of the shares of SWM common stock which are present in person (via the Internet) or by proxy at the SWM special meeting and entitled to vote thereon.

The SWM board of directors has unanimously (i) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (ii) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, SWM and its stockholders and (iii) resolved to recommend that the SWM stockholders approve the SWM share issuance proposal. The SWM board of directors unanimously recommends that SWM stockholders vote “FOR” the SWM share issuance proposal and “FOR” the SWM adjournment proposal.

Your vote is very important. SWM and Neenah cannot complete the merger unless SWM’s stockholders approve the SWM share issuance proposal.

Regardless of whether you plan to attend the SWM special meeting in person (via the Internet), please vote as soon as possible by following the voting procedures described on the proxy card.

SWM will not transact any business at the SWM special meeting, except such business as may properly be brought before the SWM special meeting or any adjournments or postponements thereof by or at the direction of the SWM board of directors.

The enclosed joint proxy statement/prospectus provides a detailed description of the SWM special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS

Ricardo Nuñez Executive Vice President, General Counsel and Secretary Schweitzer-Mauduit International, Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Neenah, Inc.:

Neenah, Inc. (which we refer to as “Neenah”) will hold a special meeting (which we refer to as the “Neenah special meeting”) of holders of common stock of Neenah (who we refer to as “Neenah stockholders”) virtually via live webcast on the Internet at     , on     , 2022, at      a.m. Eastern Time to consider and vote upon the following matters:

•

a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 28, 2022, as it may be amended from time to time (which agreement we refer to as the “merger agreement”) by and between Schweitzer-Mauduit International, Inc. (which we refer to as “SWM”), Neenah and Samurai Warrior Merger Sub, Inc. (which we refer to as “Merger Sub”), a copy of which is enclosed as Annex A, pursuant to which and subject to the terms and conditions therein, Merger Sub will merge with and into Neenah, with Neenah continuing as the surviving corporation (which transaction we refer to as the “merger”), and the other transactions contemplated thereby (which we refer to as the “Neenah merger proposal”);

•

a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise relates to the merger (which we refer to as the “Neenah compensation proposal”); and

•

a proposal to approve the adjournment of the Neenah special meeting from time to time, if determined by the chairperson of the meeting to be necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Neenah merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Neenah stockholders (which we refer to as the “Neenah adjournment proposal”).

Neenah has fixed the close of business on             , 2022, as the record date for the Neenah special meeting and any adjournment or postponement thereof. Only Neenah stockholders of record at that time are entitled to notice of, and to vote at, the Neenah special meeting, or any adjournment or postponement of the Neenah special meeting. During the Neenah special meeting, Neenah stockholders will be able to examine the list of the stockholders entitled to vote at the Neenah special meeting by following the instructions on the live webcast. Neenah stockholders may attend the Neenah special meeting, access the stockholders list, submit questions and vote their shares via the Internet during the meeting by visiting www.virtualshareholdermeeting.com/NP2022SM and using the 16-digit control number found on their proxy cards. Neenah recommends that Neenah stockholders log in at least fifteen minutes before the meeting to ensure that they are logged in when the meeting starts. Online check-in will start shortly before the meeting on                , 2022.

Approval of the Neenah merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of common stock, $0.01 par value per share, of Neenah (which we refer to as “Neenah common stock”), entitled to vote on the Neenah merger proposal. Approval of each of the Neenah compensation proposal and the Neenah adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Neenah common stock which are present in person (via the Internet) or by proxy at the Neenah special meeting and entitled to vote thereon.

The board of directors of Neenah (which we refer to as the “Neenah board of directors”) has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that Neenah’s stockholders approve the merger proposal. The Neenah board of directors unanimously recommends that Neenah stockholders vote “FOR” the Neenah merger proposal, “FOR” the Neenah compensation proposal and “FOR” the Neenah adjournment proposal.

Your vote is very important. SWM and Neenah cannot complete the merger unless Neenah’s stockholders approve the Neenah merger proposal.

Regardless of whether you plan to attend the Neenah special meeting in person (via the Internet), please vote as soon as possible by following the voting procedures described on the proxy card. If you do not vote or if you submit a proxy card on which you indicate that you abstain from voting on the Neenah merger proposal, it will have the same effect as a vote “AGAINST” against the Neenah merger proposal.

Neenah will not transact any business at the Neenah special meeting, except such business as may properly be brought before the Neenah special meeting or any adjournments or postponements thereof by or at the direction of the Neenah board of directors.

The enclosed joint proxy statement/prospectus provides a detailed description of the Neenah special meeting, the merger, the documents related to the merger, including the merger agreement, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS

Noah S. Benz Executive Vice President, General Counsel and Secretary Neenah, Inc.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about SWM and Neenah from documents filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by SWM and/or Neenah at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

Schweitzer-Mauduit International, Inc. 100 North Point Center East, Suite 600 Alpharetta, Georgia 30022 Attention: Investor Relations Telephone: (770) 569-4229	Neenah, Inc. 3460 Preston Ridge Road, Suite 600 Alpharetta, Georgia 30005 Attention: Investor Relations Telephone: (678) 566-6500

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that SWM stockholders requesting documents must do so by                 , 2022, and Neenah stockholders requesting documents must do so by                 , 2022.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated                 , 2022, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to SWM stockholders or Neenah stockholders, nor the issuance by SWM of shares of SWM common stock in connection with the merger, will create any implication to the contrary.

For more information, please see “Where You Can Find More Information” beginning on page [    ].

ABOUT THIS DOCUMENT

SWM has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to SWM. Neenah has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Neenah. SWM and Neenah have both contributed information relating to the merger.

This joint proxy statement/prospectus forms a part of a Registration Statement on Form S-4 (Registration No. 333-                ) filed by SWM with the SEC. It constitutes a prospectus of SWM under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and the rules thereunder, with respect to the shares of SWM common stock to be issued to Neenah stockholders in the merger. It also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”) and a notice of meeting and action to be taken with respect to the SWM special meeting at which SWM stockholders will consider and vote on the SWM share issuance proposal and the other proposals described in this joint proxy statement/prospectus.

In addition, this document constitutes a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting and action to be taken with respect to (i) the SWM special meeting at which SWM stockholders will consider and vote on the SWM share issuance proposal and the SWM adjournment proposal and (ii) the Neenah special meeting at which Neenah stockholders will consider and vote on the Neenah merger proposal, the Neenah compensation proposal and the Neenah adjournment proposal, all as described in this joint proxy statement/prospectus.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the SWM and Neenah special meetings, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, or the SWM and Neenah special meetings. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [    ].

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because SWM and Neenah have agreed to combine their companies in a merger of equals, structured as a merger of Merger Sub with and into Neenah, with Neenah continuing as the surviving corporation in the merger and a wholly owned subsidiary of SWM. A copy of the merger agreement, which provides for the merger, is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

To complete the merger, among other things:

•

SWM stockholders must approve the issuance of shares of SWM common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement; and

•	Neenah stockholders must approve and adopt the merger agreement and the merger.

SWM is holding a special meeting of SWM stockholders to obtain approval of the SWM share issuance proposal. SWM stockholders will also be asked to approve the proposal to adjourn the SWM special meeting from time to time if determined by the chairperson of the meeting to be necessary or appropriate, including adjournment to permit further solicitation of proxies in favor of the SWM share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to SWM stockholders. The approval of the SWM adjournment proposal by the SWM stockholders is not required to complete the merger.

Neenah is holding a special meeting of Neenah stockholders to obtain approval of the Neenah merger proposal. Neenah stockholders will also be asked to (i) approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise relates to the merger, and (ii) approve the proposal to adjourn the Neenah special meeting from time to time, if determined by the chairperson of the meeting to be necessary or appropriate, including adjournment to permit further solicitation of proxies in favor of the Neenah merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Neenah stockholders. Neither the approval of the Neenah compensation proposal nor the approval of the Neenah adjournment proposal by the Neenah stockholders is required to complete the merger.

This document is also a prospectus that is being delivered to Neenah stockholders because, in connection with the merger, SWM is offering shares of SWM common stock to Neenah stockholders.

This joint proxy statement/prospectus contains important information about the merger agreement, the merger and the other proposals being voted on at the SWM and Neenah special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:	In the merger, Merger Sub will merge with and into Neenah, with Neenah continuing as the surviving corporation and a wholly owned subsidiary of SWM. Each share of Neenah common stock issued and outstanding immediately prior to the effective time of the merger (which we refer to as the “effective time”) (other than certain shares owned by SWM or any of its wholly owned subsidiaries, including Merger Sub, or Neenah or any of its wholly owned subsidiaries) will be converted into the right to receive 1.358 shares of SWM common stock. After completion of the merger, Neenah will no longer be a public company, and Neenah common stock will be delisted from the NYSE, will be deregistered under the Exchange Act, and will cease to be publicly traded. SWM stockholders will continue to own their existing shares of common stock. Following the merger, shares of SWM common stock will continue to be traded on the NYSE. SWM will change the name and the NYSE ticker symbol of the combined company to such new name and ticker symbol as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time. See “The Merger Agreement—Structure of the Merger” beginning on page [ ] and the merger agreement for more information about the merger.

Q:	Who will be the CEO and members of the board of directors of the combined company following the merger?

A:

Effective as of the effective time, Ms. Schertell, the current Chief Executive Officer and President of Neenah, will serve as the Chief Executive Officer of the combined company, and Dr. Jeffrey Kramer, the current Chief Executive Officer of SWM, will serve as a strategic advisor for the combined company. The new combined company board of directors will consist of nine (9) directors, of which:

•	five (5) directors will be designated by SWM, consisting of Dr. John D. Rogers, as non-executive chairman, , , and , each of whom are independent; and

•	four (4) directors will be designated by Neenah, consisting of Ms. Schertell, , and , each of whom are independent, except Ms. Schertell.

More information may be found in the section entitled “The Merger Agreement—Governance of the Combined Company” beginning on page [    ].

Q:	When and where will each of the special meetings take place?

A:	The SWM special meeting will be held virtually via live webcast on the Internet at , on , 2022, at a.m. Eastern Time.

The Neenah special meeting will be held virtually via live webcast on the Internet at                 , on                     , 2022, at                 a.m. Eastern Time.

Even if you plan to virtually attend your respective company’s special meeting, SWM and Neenah recommend that you vote your shares in advance (as described under “How can I vote my shares without attending my respective special meeting?” below) so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” through a bank, broker or other nominee may be voted in person (via the Internet) by you only if you obtain a signed legal proxy from your broker, bank or other nominee giving you the right to vote the shares.

Q:	What matters will be considered at each of the special meetings?

A:	At the SWM special meeting, SWM stockholders will be asked to consider and vote on the following proposals:

•

SWM Proposal 1: The SWM share issuance proposal. Approval of the issuance of shares of SWM common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement.

•	SWM Proposal 2: The SWM adjournment proposal. Approval of the adjournment of the SWM special meeting from time to time, if determined by the chairperson of the meeting to be necessary or appropriate, including adjournment to permit further solicitation of proxies in favor of the SWM share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to SWM stockholders.

At the Neenah special meeting, Neenah stockholders will be asked to consider and vote on the following proposals:

•	Neenah Proposal 1: The Neenah merger proposal. Approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger.

•

Neenah Proposal 2: The Neenah compensation proposal. Approval of, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise relates to the merger.

•

Neenah Proposal 3: The Neenah adjournment proposal. Approval of the adjournment of the Neenah special meeting from time to time, if determined by the chairperson of the meeting to be necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Neenah merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Neenah stockholders.

To complete the merger, among other things, SWM stockholders must approve the SWM share issuance proposal, and Neenah stockholders must approve the Neenah merger proposal. None of the approvals of the SWM adjournment proposal, the Neenah compensation proposal or the Neenah adjournment proposal are conditions to the obligations of SWM or Neenah to complete the merger, and the merger may be completed even if approval of one or more of those proposals is not obtained.

Q:	What will Neenah stockholders receive in the merger?

A:

In the merger, Neenah stockholders will be entitled to receive 1.358 shares of SWM common stock for each share of Neenah common stock held immediately prior to the completion of the merger. SWM will not issue any fractional shares of SWM common stock in the merger. Neenah stockholders who would otherwise be entitled to a fractional share of SWM common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale prices of shares of SWM common stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five (5) trading days ending on the day immediately preceding the day on which the merger is completed (which we refer to as the “SWM closing share value”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of SWM common stock that such stockholder would otherwise be entitled to receive.

Q:	What will SWM stockholders receive in the merger?

A:

In the merger, SWM stockholders will not receive any consideration, and their shares of SWM common stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of SWM common stock will continue to be listed on the NYSE. SWM will change the name and the NYSE ticker symbol of the combined company to such new name and ticker symbol as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time.

Q:	Do SWM and Neenah directors and executive officers have interests that may differ from those of other SWM and Neenah stockholders?

A:

Yes. In considering the recommendation of the SWM board of directors that SWM stockholders vote to approve the SWM share issuance proposal and the SWM adjournment proposal and the recommendation of the Neenah board of directors that the Neenah stockholders vote to approve the Neenah merger proposal, the Neenah compensation proposal and the Neenah adjournment proposal, SWM and Neenah stockholders should be aware and take into account the fact that certain SWM and Neenah directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of SWM and Neenah stockholders generally. The SWM and Neenah boards of directors were aware of and carefully considered these interests, among other matters, in evaluating the terms and structure and overseeing the negotiation of the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and in recommending that the SWM stockholders and Neenah stockholders adopt such proposals, respectively.

See “The Merger—Interests of Certain SWM Directors and Executive Officers in the Merger,” “The Merger—Interests of Certain Neenah Directors and Executive Officers in the Merger” and “The Merger—Governance of the Combined Company” beginning on pages [    ], [    ] and [    ], respectively.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. Although the number of shares of SWM common stock that Neenah stockholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based on the market value of SWM common stock. Based on the closing price of SWM common stock on the NYSE on March 25, 2022, of $30.23, the last trading day before public announcement of the merger, the exchange ratio represented approximately $41.05 in value for each share of Neenah common stock. Based on the closing price of SWM’s common stock on the NYSE on            , 2022, of $                , the exchange ratio represented approximately $            in value for each share of Neenah common stock. Any fluctuation in the market price of SWM common stock after the date of this joint proxy statement/prospectus will change the value of the shares of SWM common stock that Neenah stockholders will receive in the merger. We urge you to obtain current market quotations of SWM common stock (trading symbol “SWM”) and Neenah common stock (trading symbol “NP”).

Q:	How will the merger affect Neenah stock options?

A:

At the effective time, each outstanding and unexercised Neenah stock option will automatically be converted into an SWM stock option to purchase a number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to the Neenah stock option immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share of SWM common stock (rounded up to the nearest whole cent) equal to the quotient of (a) the exercise price per share of Neenah common stock of such Neenah stock option immediately prior to the effective time and (b) the exchange ratio; provided, however, that the exercise price and the number of shares of SWM common stock will be determined in a manner consistent with the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). Each such SWM stock option will be subject to the same terms and conditions (including without limitation, the accelerated vesting and extended exercise term that applies in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah stock option agreement) or resignation for “Good Reason” (as defined in the applicable Neenah stock option agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah stock option agreement)) as applied to the corresponding Neenah stock option immediately prior to the effective time.

See “The Merger Agreement—Treatment of Neenah Equity Awards” beginning on page [    ].

Q:	How will the merger affect Neenah stock appreciation rights?

A:

At the effective time, each outstanding and unexercised Neenah stock appreciation right will automatically be converted into a right to receive a stock appreciation right with respect to that number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to the Neenah stock appreciation right immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share of SWM common stock (rounded up to the nearest whole cent) equal to the quotient of (a) the exercise price per share of Neenah common stock of such Neenah stock appreciation right immediately prior to the effective time and (b) the exchange ratio; provided, however, that the exercise price and the number of shares of SWM common stock will be determined in a manner consistent with the requirements of Section 409A of the Code. Each such SWM stock appreciation right will be subject to the same terms and conditions (including without limitation, the accelerated vesting and extended exercise term that applies in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah stock appreciation right agreement) or resignation for “Good Reason” (as defined in the applicable Neenah stock appreciation right agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah stock appreciation right agreement)) as applied to the corresponding Neenah stock appreciation right immediately prior to the effective time.

See “The Merger Agreement—Treatment of Neenah Equity Awards” beginning on page [    ].

Q:	How will the merger affect Neenah restricted stock unit awards?

A:

At the effective time, each outstanding Neenah restricted stock unit award (excluding performance share awards) will automatically be converted into an SWM restricted stock unit award in respect of that number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to the Neenah restricted stock unit award immediately prior to the effective time and (ii) the exchange ratio. Each such SWM restricted stock unit award will be subject to the same terms and conditions (including without limitation, the accelerated vesting and payment terms that apply in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah restricted stock unit award agreement) or resignation for “Good Reason” (as defined in the applicable Neenah restricted stock unit award agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah restricted stock unit award agreement)) as applied to the corresponding Neenah restricted stock unit award immediately prior to the effective time.

See “The Merger Agreement—Treatment of Neenah Equity Awards” beginning on page [    ].

Q:	How will the merger affect Neenah performance share awards?

A:

At the effective time, each outstanding Neenah restricted stock unit award that is subject to performance goal conditions (which we refer to as the “Neenah performance share awards”) will automatically be converted into an SWM restricted stock unit award in respect of that number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to such Neenah performance share award immediately prior to the effective time and (ii) the exchange ratio. The number of shares of Neenah common stock subject to a Neenah performance share award with a performance period that is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data for relative measures) as of the effective time will be the target number of shares subject to such Neenah performance share award (as set forth in the applicable Neenah performance share award). After the effective time, each such SWM restricted stock unit award will be scheduled to cliff vest, subject to the holder’s continued service with the combined company or its subsidiaries, on the last day of the originally scheduled performance period, but subject to earlier payment and vesting in accordance with the applicable Neenah performance share award agreement if the holder’s termination of employment by the employer without “Cause” (as defined in the Neenah Executive Severance Plan) or resignation for “Good Reason” (as defined in the Neenah Executive Severance Plan) occurs, in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah performance share award agreement), and subject, in the case of death, “Retirement” (as defined in the applicable Neenah performance share award agreement) or “Disability” (as defined in the applicable

Neenah performance share award agreement), to vesting as provided in the applicable Neenah performance share award agreement and payment within thirty (30) days after the later of the vesting event or the effective time. Except as otherwise provided in this Q/A, each such SWM restricted stock unit award will be subject to the same terms and conditions as applied to the corresponding Neenah performance share award immediately prior to the effective time.

See “The Merger Agreement—Treatment of Neenah Equity Awards” beginning on page [    ].

Q:	How will the merger affect SWM equity awards?

A:

Each SWM stock option, SWM restricted stock award, SWM restricted stock unit award and SWM performance share unit award (which we refer to collectively as the “SWM equity awards”) will not be impacted by the merger and will continue to be an award in respect of SWM common stock following the effective time, subject to the same terms and conditions that were applicable to such award before the effective time. However, pursuant to the terms of the merger agreement, prior to closing of the merger, SWM may, but is not required to, convert all outstanding SWM performance share unit awards, at the determination of the SWM compensation committee, into SWM restricted stock unit awards as of the effective time. The number of shares of SWM common stock subject to the SWM restricted stock unit award will be the “target” number of shares subject to the SWM performance share unit award for the applicable performance period under the SWM performance share unit award agreement, but otherwise the SWM restricted stock unit award will be subject to the same material terms and conditions as the SWM performance share unit award that it replaces.

Q:	How will the merger affect dividends?

A:

The merger agreement permits SWM and Neenah to continue to pay their respective stockholders regular quarterly cash dividends at a rate consistent with the prior quarter’s cash dividend through the consummation of the merger. After the effective time, dividends will be determined by the board of directors of the combined company.

Q:	How does the SWM board of directors recommend that I vote at the SWM special meeting?

A:	The SWM board of directors recommends that you vote “FOR” the SWM share issuance proposal and “FOR” the SWM adjournment proposal.

In considering the recommendations of the SWM board of directors, SWM stockholders should be aware that SWM directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of SWM stockholders generally. For a more complete description of these interests, see “The Merger—Interests of SWM’s Directors and Executive Officers in the Merger” beginning on page [    ].

Q:	How does the Neenah board of directors recommend that I vote at the Neenah special meeting?

A:	The Neenah board of directors recommends that you vote “FOR” the Neenah merger proposal, “FOR” the Neenah compensation proposal and “FOR” the Neenah adjournment proposal.

In considering the recommendations of the Neenah board of directors, Neenah stockholders should be aware that Neenah directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Neenah stockholders generally. For a more complete description of these interests, see “The Merger—Interests of Neenah’s Directors and Executive Officers in the Merger” beginning on page [    ].

Q:	Who is entitled to vote at the SWM special meeting?

A:

The record date for the SWM special meeting is                , 2022. All SWM stockholders who hold shares at the close of business on the record date for the SWM special meeting are entitled to receive notice of, and to vote at, the SWM special meeting.

Each SWM stockholder is entitled to cast one (1) vote on each matter properly brought before the SWM special meeting for each share of SWM common stock that such holder owned of record as of the record date. As of the close of business on the record date for the SWM special meeting, there were                 outstanding shares of SWM common stock. See below and “The SWM Special Meeting—Voting of Proxies” beginning on page [    ] for instructions on how to vote your shares without attending the SWM special meeting.

Q:	Who is entitled to vote at the Neenah special meeting?

A:

The record date for the Neenah special meeting is                , 2022. All Neenah stockholders who hold shares at the close of business on the record date for the Neenah special meeting are entitled to receive notice of, and to vote at, the Neenah special meeting.

Each Neenah stockholder is entitled to cast one (1) vote on each matter properly brought before the Neenah special meeting for each share of Neenah common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Neenah special meeting, there were                  outstanding shares of Neenah common stock. See below and “The Neenah Special Meeting—Voting of Proxies” beginning on page [    ] for instructions on how to vote your shares without attending the Neenah special meeting.

Q:	What constitutes a quorum for the SWM special meeting?

A:

Holders of a majority of the voting power of the SWM common stock issued and outstanding and entitled to vote, present in person (via the Internet) or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the SWM special meeting. If you fail to submit a proxy or to vote in person (via the Internet) at the SWM special meeting, your shares of SWM common stock will not be counted towards a quorum. Abstentions (meaning votes to abstain or a stockholder attending the meeting in person (via the Internet) but not voting) are considered present for purposes of establishing a quorum. Broker non-votes, which occur when a stockholder’s broker or nominee does not have voting instructions or discretionary authority to vote on a particular matter, but does have authority to vote on another matter, if any, would under the standard be counted for the purpose of determining the presence of a quorum for the transaction of business at the SWM special meeting. Because it is expected that all proposals to be voted on at the SWM special meeting will be “non-routine” matters for which a broker or nominee does not have discretionary authority, it is unlikely that there will be any broker non-votes at the SWM special meeting.

Q:	What constitutes a quorum for the Neenah special meeting?

A:

Holders of a majority of the voting power of the Neenah common stock issued and outstanding and entitled to vote, present in person (via the Internet) or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the Neenah special meeting. If you fail to submit a proxy or to vote in person (via the Internet) at the Neenah special meeting, your shares of Neenah common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum. Broker non-votes, if any, would under this standard be counted for the purpose of determining the presence of a quorum for the transaction of business at the Neenah special meeting. Because it is expected that all proposals to be voted on at the Neenah special meeting will be “non-routine” matters for which a broker or nominee does not have discretionary authority, it is unlikely that there will be any broker non-votes at the Neenah special meeting.

Q:	What vote is required for the approval of each proposal at the SWM special meeting?

A:

SWM Proposal 1: SWM share issuance proposal. Approval of the SWM share issuance proposal requires the affirmative vote of a majority of the shares of SWM common stock which are present in person (via the Internet) or by proxy at the SWM special meeting and entitled to vote on the SWM share issuance proposal. If you attend the SWM special meeting in person (via the Internet) and do not vote, or if you submit a proxy card on which you indicate that you abstain from voting, this will have the effect of a vote “AGAINST” the SWM share issuance proposal.

If you are an SWM stockholder entitled to vote at the SWM special meeting and you do not attend the SWM special meeting in person (via the Internet), return a proxy, or provide voting instructions to your brokerage firm, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and assuming a quorum is present, this failure to vote will have no effect on the SWM share issuance proposal.

SWM Proposal 2: SWM adjournment proposal. Approval of the SWM adjournment proposal requires the affirmative vote of a majority of the shares of SWM common stock present in person (via the Internet) or represented by proxy at the SWM special meeting and entitled to vote thereon. If you attend the SWM special meeting in person (via the Internet) and do not vote, or if you submit a proxy card on which you indicate that you abstain from voting, this will have the effect of a vote “AGAINST” the SWM adjournment proposal.

If you are an SWM stockholder entitled to vote at the SWM special meeting and you do not attend the SWM special meeting in person (via the Internet) return a proxy, or provide voting instructions to your brokerage firm, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and assuming a quorum is present, this failure to vote will have no effect on the SWM adjournment proposal.

Because it is expected that all proposals to be voted on at the SWM special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the SWM special meeting.

Q:	What vote is required for the approval of each proposal at the Neenah special meeting?

A:

Neenah Proposal 1: Neenah merger proposal. Approval of the Neenah merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Neenah common stock entitled to vote on the Neenah merger proposal. If you attend the Neenah special meeting in person (via the Internet) and do not vote, or if you submit a proxy card on which you indicate that you abstain from voting, this will have the effect of a vote “AGAINST” the Neenah merger proposal.

If you are a Neenah stockholder entitled to vote at the Neenah special meeting and you do not attend the Neenah special meeting in person (via the Internet), return a proxy, or provide voting instructions to your brokerage firm, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and this failure to vote will have the effect of a vote “AGAINST” the Neenah merger proposal.

Neenah Proposal 2: Neenah compensation proposal. Approval of the Neenah compensation proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Neenah common stock which are present in person (via the Internet) or represented by proxy at the Neenah special meeting and entitled to vote on the Neenah compensation proposal; however, such vote is non-binding and advisory only. If you attend the Neenah special meeting in person (via the Internet) and do not vote, or if you submit a proxy card on which you indicate that you abstain from voting, this will have the effect of a vote “AGAINST” the Neenah compensation proposal.

If you are a Neenah stockholder entitled to vote at the Neenah special meeting and you do not attend the Neenah special meeting in person (via the Internet), return a proxy or provide voting instructions to your brokerage firm, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and this failure to vote will have no effect on the Neenah compensation proposal.

Neenah Proposal 3: Neenah adjournment proposal. Approval of the Neenah adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Neenah common stock which are present in person (via the Internet) or represented by proxy at the Neenah special meeting and entitled to vote on the Neenah adjournment proposal. If you attend the Neenah special meeting in person (via the Internet) and do not vote, or if you submit a proxy card on which you indicate that you abstain from voting, this will have the effect of a vote “AGAINST” the Neenah adjournment proposal.

If you are a Neenah stockholder entitled to vote at the Neenah special meeting and you do not attend the Neenah special meeting in person (via the Internet), return a proxy or provide voting instructions to your brokerage firm, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and assuming a quorum is present, this will have no effect on the Neenah adjournment proposal.

Because it is expected that all proposals to be voted on at the Neenah special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the Neenah special meeting.

Q:

Why are Neenah stockholders being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for the Neenah named executive officers (i.e., the Neenah compensation proposal)?

A:

Under SEC rules, Neenah is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What happens if the Neenah stockholders do not approve the Neenah compensation proposal?

A:

The Neenah compensation proposal is separate and apart from the votes to approve the other proposals being presented at the Neenah special meeting. Because the vote on the Neenah compensation proposal is advisory in nature only, it will not be binding upon Neenah, or the combined company. Accordingly, the merger-related compensation will be paid to Neenah’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the Neenah stockholders do not approve the Neenah compensation proposal.

Q:	How do I vote my shares if I hold both SWM common stock and Neenah common stock?

A:

If you hold shares of both SWM common stock and Neenah common stock, you will receive two (2) separate packages of proxy materials. A vote cast as an SWM stockholder will not count as a vote cast as a Neenah stockholder, and a vote cast as a Neenah stockholder will not count as a vote cast as an SWM stockholder. Therefore, please submit separate proxies for your shares of SWM common stock and your shares of Neenah common stock, or otherwise attend each respective special meeting and vote in person (via the Internet). Additional information on attending the special meetings can be found under the section entitled “The SWM Special Meeting” on page [    ] and under the section entitled “The Neenah Special Meeting” on page [    ].

Q:	How can I vote my shares in person (via the Internet) at my respective special meeting?

A:

Record holders. Shares held directly in your name as the holder of record of SWM or Neenah may be voted in person (via the Internet) at the SWM special meeting or the Neenah special meeting, as applicable. To enter the SWM special meeting and vote your shares in person (via the Internet) visit www.cesonlineservices.com/swm22_vm, and use the control number that is printed on your proxy card. In order to attend the virtual meeting, you will need to pre-register by         a.m. Eastern Time on         , 2022 on such website. To enter the Neenah special meeting and vote your shares in person (via the Internet) visit www.virtualshareholdermeeting.com/NP2022SM, and use the 16-digit control number that is printed in the box on your proxy card.

Shares in “street name.” Shares held in “street name” through a bank, broker or other nominee may be voted in person (via the Internet) by you only if you obtain a signed legal proxy from your broker, bank or other nominee giving you the right to vote the shares. If you choose to vote your shares in person (via the Internet) at the SWM special meeting or the Neenah special meeting, as applicable, please follow the voting instructions provided by your broker, bank or other nominee.

Even if you plan to attend the SWM special meeting or the Neenah special meeting in person (via the Internet), as applicable, SWM and Neenah recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Additional information on attending the special meetings can be found under the section entitled “The SWM Special Meeting” on page [    ] and under the section entitled “The Neenah Special Meeting” on page [    ].

Q:	How can I vote my shares without attending my respective special meeting?

A:

Whether you hold your shares directly as the holder of record of SWM or Neenah or beneficially in “street name,” you may direct your vote by proxy without attending the SWM special meeting or the Neenah special meeting, as applicable. If you are a holder of record, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your broker, bank or other nominee.

Additional information on voting procedures can be found under the section entitled “The SWM Special Meeting” on page [    ] and under the section entitled “The Neenah Special Meeting” on page [    ].

Q:	What do I need to do now to vote my shares?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your special meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your broker, bank or other nominee.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:

No. Your broker, bank or other nominee cannot vote your shares without instructions from you. You should instruct your broker, bank or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instructions provided by your broker, bank or other nominee.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for SWM or Neenah to obtain the necessary quorum to hold its respective special meeting. The merger cannot be completed without the approval of the SWM share issuance proposal by the SWM stockholders and the approval of the Neenah merger proposal by the Neenah stockholders. It is particularly important for Neenah stockholders to vote because approval of the Neenah merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Neenah common stock entitled to vote thereon. Shares of Neenah common stock that are not voted on the Neenah merger proposal will have the same effect as shares voted “AGAINST” the Neenah merger proposal. The SWM board of directors and the Neenah board of directors recommend that you vote “FOR” each of the proposals submitted at the SWM special meeting and the Neenah special meeting, respectively.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting another properly completed proxy over the Internet, by telephone or by mail with a later date;

•	delivering a written revocation letter to the Secretary of SWM or Neenah, as applicable; or

•	attending the applicable special meeting in person (via the Internet) and voting by online ballot at such special meeting.

If your shares are held by a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	Will SWM be required to submit the SWM share issuance proposal to its stockholders even if the SWM board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the SWM special meeting, SWM is required to submit the SWM share issuance proposal to its stockholders even if the SWM board of directors has withdrawn or modified its recommendation.

Q:	Will Neenah be required to submit the Neenah merger proposal to its stockholders even if the Neenah board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Neenah special meeting, Neenah is required to submit the Neenah merger proposal to its stockholders even if the Neenah board of directors has withdrawn or modified its recommendation.

Q:	Are SWM stockholders entitled to appraisal rights?

A:

No. SWM stockholders are not entitled to appraisal rights under the General Corporation Law of the State of Delaware, as amended (which we refer to as the “DGCL”). For more information, see “The Merger—Appraisal Rights” beginning on page [    ].

Q:	Are Neenah stockholders entitled to appraisal rights?

A:	No. Neenah stockholders are not entitled to appraisal rights under the DGCL. For more information, see “The Merger—Appraisal Rights” beginning on page [ ].

Q:	Are there any risks that I should consider in deciding whether to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [    ]. You also should read and carefully consider the risk factors of SWM and Neenah contained in the documents that are incorporated by reference into this joint proxy statement/prospectus. Please also see “Where You Can Find More Information” beginning on page [    ].

Q:	What are the material U.S. federal income tax consequences of the merger to Neenah stockholders?

A:

The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, Neenah stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of their Neenah common stock for SWM common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of SWM common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to other U.S. federal, state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisors for a full understanding of all possible tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [ ].

Q:	When is the merger expected to be completed?

A:

SWM and Neenah expect the merger to close in the second half of 2022. However, neither SWM nor Neenah can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. SWM and Neenah must first obtain the required approvals of SWM stockholders and Neenah stockholders, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page [    ].

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Neenah stockholders will not receive any consideration for their shares of Neenah common stock in connection with the merger. Instead, Neenah and SWM will remain independent, stand-alone public companies, Neenah common stock will continue to be traded on the NYSE, and SWM will not complete the issuance of shares of SWM common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $24 million will be payable by either SWM or Neenah, as applicable. See “The Merger Agreement—Termination Fee” beginning on page [    ] for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Should I send in my stock certificates now?

A:

No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by SWM and reasonably acceptable to Neenah (which we refer to as the “exchange agent”) will send you instructions for exchanging Neenah stock certificates for the consideration to be received in the merger. See “The Merger Agreement—Exchange of Shares; Exchange of Neenah Stock Certificates” beginning on page [    ].

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you hold shares of SWM common stock or Neenah common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of SWM common stock or Neenah common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record holders. For shares held directly, please complete, sign, date and return each proxy card by mail (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus to ensure that all of your shares of SWM common stock or Neenah common stock are voted.

Shares in “street name.” For shares held in “street name” through a broker, bank or other nominee, you should follow the procedures provided by your broker, bank or other nominee to vote your shares.

Q:	Who can help answer my questions?

A:

If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, please direct your inquiry as follows:

SWM stockholders:	Neenah stockholders:

MacKenzie Partners, Inc. 1407 Broadway, 27th Floor New York, New York 10018	Okapi Partners LLC 1212 Avenue of the Americas, 24th Floor New York, NY 10036

Call Toll-Free: 1-800-322-2885 Email: proxy@mackenziepartners.com	Call Toll-Free: 877-259-6290 Banks and Brokerage Firms Call: (212) 297-0720 Email: info@okapipartners.com

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the annexes, and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about SWM and Neenah into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [    ] of this joint proxy statement/prospectus.

The Parties to the Merger (pages [    ] and [    ])

SWM

Schweitzer-Mauduit International, Inc.

100 North Point Center East, Suite 600

Alpharetta, Georgia 30022

1-800-514-0186

Schweitzer-Mauduit International, Inc. is a Delaware corporation headquartered in Alpharetta, Georgia.

SWM is a leading global performance materials company, focused on finding ways to improve everyday life by bringing best-in-class innovation, design and manufacturing solutions to its customers. SWM’s highly engineered films, adhesive tapes, foams, nets, nonwovens and papers are designed and manufactured using resins, polymers and natural fibers for a variety of industries and specialty applications. SWM and its subsidiaries manufacture on four continents, conduct business in over 90 countries and employ approximately 5,000 people worldwide.

SWM common stock is traded on the NYSE under the symbol “SWM.”

Neenah

Neenah, Inc.

3460 Preston Ridge Road, Suite 600

Alpharetta, Georgia 30005

(678) 566-6500

Neenah, Inc. is a Delaware corporation headquartered in Alpharetta, Georgia.

Neenah is a leading global manufacturer of specialty materials, focused on growing in filtration media, specialty coatings, engineered materials and imaging and packaging. Neenah’s materials are in various products used every day, such as transportation and water filters, premium packaging of spirits, technology and beauty products, industrial labels, tapes and abrasives, and digital printing for high-end apparel. Neenah and its subsidiaries manufacture in North America and Europe, conduct business in over 90 countries and employ approximately 2,500 people worldwide.

Neenah common stock is traded on the NYSE under the symbol “NP.”

The Merger and the Merger Agreement (pages [    ] and [    ])

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Subject to the terms and conditions of the merger agreement, at the effective time, Merger Sub will merge with and into Neenah, with Neenah as the surviving corporation and a wholly-owned subsidiary of SWM. Upon completion of the merger, Neenah common stock will be delisted from the NYSE and deregistered under the Exchange Act and will cease to be publicly traded.

Exchange Ratio (page [    ])

In the merger, Neenah stockholders will receive 1.358 shares of SWM common stock for each share of Neenah common stock they hold immediately prior to the effective time. SWM will not issue any fractional shares of SWM common stock in the merger. Holders of Neenah common stock who would otherwise be entitled to a fraction of a share of SWM common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the SWM closing share value.

SWM common stock is listed on the NYSE under the symbol “SWM,” and Neenah common stock is listed on the NYSE under the symbol “NP.” The following table shows the closing sale prices of SWM common stock and Neenah common stock as reported on the NYSE on March 25, 2022, the last trading day before the public announcement of the merger and on                , 2022, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Neenah common stock, which was calculated by multiplying the closing price of SWM common stock on those dates by the exchange ratio of 1.358.

	SWM Common Stock		Neenah Common Stock		Implied Value of One Share of Neenah Common Stock
March 25, 2022		$30.23		$38.21		$41.05
, 2022	$		$		$

The market prices of shares of SWM common stock and Neenah common stock have fluctuated since the date of the announcement of the merger and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date the merger is completed, and the market price of shares of SWM common stock will continue to fluctuate after the completion of the merger. No assurance can be given concerning the market prices of SWM common stock or Neenah common stock before the completion of the merger or SWM common stock after the completion of the merger. Because the merger consideration is payable in a fixed number of shares of SWM common stock, the market price of SWM common stock (and therefore the value of the merger consideration) when received by Neenah stockholders after the completion of the merger could be greater than, less than or the same as shown in the table above. Accordingly, stockholders are advised to obtain current market quotations for SWM common stock and Neenah common stock when considering how to vote on the Neenah merger proposal.

For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page [    ] and “The Merger Agreement—Merger Consideration” beginning on page [    ].

Treatment of Neenah Equity Awards (page [    ])

At the effective time, each outstanding Neenah equity award granted under Neenah’s equity compensation plans (other than certain performance share awards described below) will be converted into a corresponding award with respect to SWM common stock, with the number of SWM shares underlying such award (and, in the case of stock options and stock appreciation rights, the applicable exercise price) adjusted based on the exchange ratio and rounded down to the nearest whole SWM share (and, in the case of stock options and stock appreciation rights, with the exercise price per share rounded up to the nearest whole cent). After the effective time, each such converted Neenah equity award will continue to be subject to the same terms and conditions (including vesting and exercisability or payment terms) as applied to the corresponding Neenah equity award, which includes provisions for accelerated vesting and accelerated payment or extended exercise in connection with a qualifying termination of employment within two years following a “Change in Control” (as defined in the equity award agreements). The merger will be a “Change in Control” for purposes of the equity award agreements.

In the case of Neenah performance share awards with a performance period that is incomplete or for which performance is not determinable as of the effective time, the number of Neenah shares underlying such awards will be deemed to be the target number of shares subject to such Neenah performance share award (as set forth in the applicable Neenah performance share award agreement). Such Neenah performance share awards will be converted into SWM restricted stock unit awards at the effective time and, after the effective time, such awards will cliff vest, subject to the holder’s continued service, on the last day of the originally scheduled performance period, but subject to earlier payment and vesting in accordance with the applicable Neenah performance share award agreement.

Material U.S. Federal Income Tax Consequences (page [    ])

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of SWM and Neenah to complete the merger that each of SWM and Neenah receive a legal opinion to that effect. Accordingly, Neenah stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Neenah common stock for SWM common stock in the merger, except with respect to any cash received instead of a fractional share of SWM common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to other U.S. federal, state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.

SWM’s Reasons for the Merger; Recommendation of SWM’s Board of Directors (page [    ])

The SWM board of directors has unanimously (i) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (ii) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, SWM and its stockholders and (iii) resolved to recommend that the SWM stockholders approve the SWM share issuance proposal. The SWM board of directors unanimously recommends that SWM stockholders vote “FOR” the SWM share issuance proposal and “FOR” the SWM adjournment proposal.

For a more detailed discussion of the SWM board of directors’ recommendation, see the section entitled “The Merger—SWM’s Reasons for the Merger; Recommendation of SWM’s Board of Directors” beginning on page [    ].

Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors (page [    ])

The Neenah board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that Neenah’s stockholders approve the merger proposal. The Neenah board of directors unanimously recommends that Neenah stockholders vote “FOR” the Neenah merger proposal, “FOR” the Neenah compensation proposal and “FOR” the Neenah adjournment proposal. For a more detailed discussion of the Neenah board of directors’ recommendation, see the section entitled “The Merger—Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors” beginning on page [    ].

Opinion of SWM’s Financial Advisor (page [    ])

SWM engaged J.P. Morgan Securities, LLC (which we refer to as “J.P. Morgan”) as financial advisor in connection with SWM’s consideration of the proposed merger.

At the meeting of the SWM board of directors on March 27, 2022, at which the merger agreement was approved, J.P. Morgan rendered its oral opinion to the SWM board of directors, subsequently confirmed by delivery to the SWM board of directors of a written opinion dated March 27, 2022, that, as of such date and based upon and subject to the various factors and assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of review undertaken by J.P. Morgan set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to SWM.

The full text of the written opinion of J.P. Morgan dated March 27, 2022, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. SWM’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the SWM board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the fairness, from a financial point of view, of the exchange ratio in the proposed merger to SWM and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of SWM or as to the underlying decision by SWM to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of SWM as to how such stockholder should vote with respect to the proposed merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of SWM’s Financial Advisor” on page [    ].

Opinion of Neenah’s Financial Advisor (page [    ])

The Neenah board of directors retained Perella Weinberg Partners LP (which we refer to as “Perella Weinberg”) to act as its financial advisor in connection with the merger. On March 27, 2022, Perella Weinberg rendered to the Neenah board of directors its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to the holders of outstanding shares of Neenah common stock (other than SWM and its affiliates).

The full text of Perella Weinberg’s written opinion, dated March 27, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein. Perella Weinberg’s opinion was addressed to and provided for the information and assistance of the Neenah board of directors, in its capacity as such, in connection with, and for the purpose of, the Neenah board of directors’ evaluation of the exchange ratio from a financial point of view, and does not address any other term, aspect or implication of the merger agreement or the merger. Perella Weinberg’s opinion does not address the underlying decision by Neenah to engage in the merger nor the relative merits of the merger compared with any alternative transactions or business strategies. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of shares of Neenah common stock as to how such holder should vote or otherwise act with respect to the merger or any other matter. Perella Weinberg’s opinion does not in any manner address what the value of shares of SWM common stock actually will be when issued or the prices at which shares of Neenah common stock or SWM common stock will trade at any time, including following announcement or completion of the merger. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of Neenah.

For more information, see the section entitled “The Merger—Opinion of Neenah’s Financial Advisor” on page [    ].

No Appraisal Rights in the Merger (page [    ])

Under the DGCL, SWM stockholders and Neenah stockholders are not entitled to appraisal rights in connection with the merger. For more information, see “The Merger—Appraisal Rights” beginning on page [    ].

Interests of SWM’s Directors and Executive Officers in the Merger (page [    ])

In considering the SWM board of directors’ recommendation to vote “FOR” the SWM share issuance proposal, SWM stockholders should be aware that SWM’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of SWM stockholders generally and that may create potential conflicts of interest. These interests include that, following the closing of the merger, certain of SWM’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company. The SWM board of directors was aware of and considered these respective interests when deciding to adopt and approve the merger agreement.

For more information, see the section entitled “The Merger—Interests of SWM’s Directors and Executive Officers in the Merger” beginning on page [    ].

Interests of Neenah’s Directors and Executive Officers in the Merger (page [    ])

In considering the recommendation of Neenah’s board of directors to vote for the Neenah merger proposal, Neenah stockholders should be aware that the directors and executive officers of Neenah may have interests in the merger that are different from, or in addition to, the interests of Neenah stockholders generally and that may create potential conflicts of interest. These interests include that, following the closing of the merger, certain of Neenah’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company, and Neenah’s President and Chief Executive Officer will serve as the Chief Executive Officer of the combined company. The Neenah board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to Neenah stockholders that they vote “FOR” the Neenah merger proposal.

For more information, see the sections entitled “The Merger—Interests of Neenah’s Directors and Executive Officers in the Merger” beginning on page [    ] and “The Merger Agreement—Treatment of Neenah’s Equity Awards” beginning on page [    ].

Governance of the Combined Company After the Merger (page [    ])

Certificates of Incorporation and Bylaws

The certificate of incorporation of SWM, as in effect immediately prior to the effective time, will be the certificate of incorporation of the combined company as of the effective time until thereafter amended in accordance with applicable law.

Prior to closing, the SWM board of directors will take all actions necessary to cause the bylaws of SWM to be amended as set forth in Annex D to this joint proxy statement/prospectus (which amendment we refer to as the “SWM bylaw amendment”), and as so amended, effective upon the completion of the merger, the bylaws of SWM will be the bylaws of the combined company, until thereafter amended in accordance with applicable law. The bylaws of SWM, as amended pursuant to the SWM bylaw amendment, implement certain governance matters for the combined company from and after the effective time and until the date of the annual meeting of stockholders held in 2025, or December 31, 2025, if an annual meeting is not held in 2025 (which period we refer to as the “governance period”). Any amendment to the governance provisions included in the SWM bylaw amendment by the board of directors of the combined company will require a vote of 75% of the board of directors of the combined company.

At the effective time, Neenah’s certificate of incorporation will be amended and restated in its entirety, and as so amended and restated, will be Neenah’s certificate of incorporation as of the effective time until thereafter amended in accordance with applicable law. At the effective time, Neenah’s bylaws will be amended and restated in its entirety, in the form attached to the merger agreement, and as so amended and restated, will be the bylaws of Neenah as of the effective time until thereafter amended in accordance with applicable law.

Combined Company Board of Directors

The board of directors of the combined company will be composed of nine (9) members, of which:

•	five (5) directors will be designated by SWM, consisting of Dr. Rogers, as non-executive Chairman, , , and , each of whom are independent; and

•	four (4) directors will be designated by Neenah, consisting of Ms. Schertell, , and , each of whom are independent except Ms. Schertell.

The SWM bylaw amendment provides that, from and after the effective time through the governance period, vacancies on the board of directors of the combined company created by the resignation, disqualification, removal from office or death of a director will be filled (i) in the case of a vacancy created by the resignation, disqualification, removal from office or death, or the nomination of a person following the end of the term of a continuing SWM director, by a majority of the continuing SWM directors then in office and (ii) in the case of a vacancy created by the resignation, disqualification, removal from office or death, or nomination of a person following the end of the term of, a continuing Neenah director, by a majority of the continuing Neenah directors then in office; provided that any such appointment or nomination will be made in accordance with applicable law and the rules of the NYSE.

The board of directors of the combined company will be divided into the following three (3) classes, with members of each class serving staggered three-year terms:

Name of Director	Class of Director
Class I
Class I
Class I
Class II
Class II
Class II
Julie Schertell	Class III
Class III
Class III

At the effective time, the board of directors of the combined company is expected to determine that each of the directors on the board of directors of the combined company other than Ms. Schertell will qualify as independent directors, as defined under NYSE listing rules, and the board of directors of the combined company will consist of a majority of “independent directors,” as defined under the rules of the SEC and NYSE listing rules relating to director independence requirements.

Committees of the Board of Directors

SWM will take all actions necessary to cause the board of directors of the combined company to have three (3) standing committees for the duration of the governance period: (i) Audit Committee, (ii) Compensation Committee and (iii) Nominating and Governance Committee (which we refer to collectively as the “standing committees”). During the governance period, the SWM bylaw amendment requires that a vote of 75% of the board of directors of the combined company will be required to form any new committees. The Chairperson of the Audit Committee and the Compensation Committee will each be an SWM designated director, and the Chairperson of the Nominating and Governance Committee will be a Neenah designated director. The composition and size of each standing committee will be determined by the SWM directors and the Neenah directors of the combined company prior to or promptly following the effective time. Each standing committee will have at least one (1) Neenah-designated director and one (1) SWM designated director.

Chief Executive Officer

Ms. Schertell, the current Chief Executive Officer and President of Neenah, will serve as the Chief Executive Officer of the combined company.

A vote of 75% of the board of directors of the combined company will be required to remove or replace Ms. Schertell as Chief Executive Officer of the combined company during the governance period.

Non-Executive Chairman

Effective as of the effective time, Dr. Rogers, the current Chairman of SWM, will serve as the non-executive Chairman of the combined company’s board of directors.

Promptly after the annual meeting of stockholders for the combined company held in 2024 (or December 31, 2024, if an annual meeting of stockholders of the combined company is not held in 2024), the continuing SWM directors will also have the right to elect a replacement non-executive Chairman to the board of directors of the combined company following Dr. Rogers’ tenure, to serve until the end of the governance period, provided that such replacement is not a current or former executive officer of SWM.

Headquarters and Name of the Combined Company After the Merger

As of the effective time, the combined company will be headquartered in Alpharetta, Georgia. SWM will change the name and the NYSE ticker symbol of the combined company to such new name and ticker symbol as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time.

Regulatory Approvals (page [    ])

To complete the merger, SWM and Neenah need to obtain approvals or consents from, and make filings with, antitrust authorities in the U.S., Austria, Germany and Poland. Subject to the terms of the merger agreement, SWM and Neenah have agreed to cooperate with each other and use reasonable best efforts to (i) take, or cause to be taken, all necessary actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable following the date of the merger agreement, (ii) make, or cause to be made, the registrations, declarations and filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1975, as amended (which we refer to as the “HSR Act”), and required or advisable under any other applicable competition laws with respect to the transactions contemplated by the merger agreement, (iii) prepare and file all necessary documentation to obtain as promptly as practicable all material permits, consents, approvals, clearances and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such governmental entities and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any governmental entity challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement. Under the terms of the merger agreement, neither SWM nor Neenah is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that, individually or in the aggregate, would reasonably be expected to be material and adverse to SWM and its subsidiaries, taken as a whole, after giving effect to the merger, and including the projected synergies expected to result from the merger.

Under the provisions of the HSR Act, the merger cannot be completed until SWM and Neenah each file a notification and report form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) and the applicable waiting period thereunder has expired or been terminated.

The merger is also subject to clearance or approval by antitrust authorities in Austria, Germany and Poland. In each case, the merger cannot be completed until the parties file notifications and obtain clearance or approval to consummate the merger or the applicable waiting periods have expired or been terminated. The parties have agreed to cooperate with each other and use their reasonable best efforts to make these filings as promptly as reasonably practicable.

SWM and Neenah believe that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals, if obtained, will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger. There can likewise be no assurances that regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Description of Financing (page [    ])

Consummation of the merger is not conditioned on SWM’s ability to obtain financing. SWM plans to use debt financing and cash on hand to fund certain fees and costs relating to the merger and to refinance certain of its existing indebtedness and certain existing indebtedness of Neenah. Such debt financing could take any of several forms or any combination of them, including but not limited to the following: (i) SWM may borrow up to $650.0 million under the delayed draw facility; (ii) SWM may borrow under the revolving credit facility; (iii) SWM may borrow under the bridge facility; and (iv) SWM may issue senior notes in the public and/or private capital markets.

For a more complete description of SWM’s debt financing for the merger, see the section entitled “The Merger—Description of Financing” beginning on page [    ].

Expected Timing of the Merger

SWM and Neenah expect the merger to close in the second half of 2022. However, neither SWM nor Neenah can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. SWM and Neenah must first obtain the approval of SWM stockholders and Neenah stockholders for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Conditions to Complete the Merger (page [    ])

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•	the approval by the SWM stockholders of the SWM share issuance proposal;

•	the approval by the Neenah stockholders of the Neenah merger proposal;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of SWM common stock that will be issuable pursuant to the merger agreement;

•	the requisite regulatory approvals having been made or obtained, or deemed obtained as a result of the expiration of all statutory waiting periods in respect thereof, as required;

•

the effectiveness of the Registration Statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the Registration Statement, or proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•

no order, injunction or decree issued by any governmental entity of competent jurisdiction preventing the consummation of the merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger;

•

the accuracy of the representations and warranties of the other parties contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other parties by the chief executive officer or the chief financial officer from the other parties to such effect);

•

in the case of SWM’s obligation to complete the merger, the performance by Neenah in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by SWM of a certificate dated as of the closing date and signed on behalf of Neenah by the chief executive officer or the chief financial officer to such effect);

•

in the case of Neenah’s obligation to complete the merger, the performance by SWM (i) in all respects of the obligations, covenants and agreements required to be performed by it (and within its control) regarding the actions necessary to adopt the governance provisions applicable to the combined company set forth in the merger agreement and the SWM bylaw amendment and (ii) in all material respects of all other obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by Neenah of a certificate dated as of the closing date and signed on behalf of SWM by the chief executive officer or the chief financial officer to such effect); and

•

receipt by each party of an opinion of its legal counsel (or, in the event that its legal counsel advises that it will not deliver such opinion, an additional legal counsel selected in accordance with the merger agreement) to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement (page [    ])

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the approval by the SWM stockholders of the SWM share issuance proposal or the approval by the Neenah stockholders of the Neenah merger proposal, in the following circumstances:

•	by mutual written consent of SWM and Neenah;

•

by either SWM or Neenah if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the merger, unless the failure to obtain a requisite regulatory approval or the issuance of any such order, injunction, decree or other legal restraint or prohibition is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•

by either SWM or Neenah if the merger has not been completed on or before December 31, 2022 (which we refer to as the “initial termination date”); provided that, if, on the initial termination date, any of the requisite regulatory approvals have not been obtained and all of the other conditions set forth in the merger agreement have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof assuming such date were the closing date), the initial termination date will be automatically extended for sixty (60) days or such longer period as may be mutually agreed by the parties;

•

by either SWM or Neenah (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Neenah, in the case of a termination by SWM, or SWM, in the case of a termination by Neenah, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other parties, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by Neenah, if (i) SWM or the SWM board of directors has made a recommendation change or (ii) SWM or the SWM board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the SWM board recommendation;

•

by SWM, if (i) Neenah or the Neenah board of directors has made a recommendation change or (ii) Neenah or the Neenah board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Neenah board of directors’ recommendation;

•	by either SWM or Neenah, if the approval of the Neenah stockholders of the Neenah merger proposal has not been obtained at the Neenah special meeting (including at any adjournment thereof); or

•	by either SWM or Neenah, if the approval of the SWM stockholders of the SWM share issuance proposal has not been obtained at the SWM special meeting (including at any adjournment thereof).

Termination Fee (page [    ])

If the merger agreement is terminated by either SWM or Neenah under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation by Neenah or SWM or their respective boards, Neenah or SWM may be required to pay a termination fee to the other equal to $24 million.

Accounting Treatment (page [    ])

SWM and Neenah prepare their respective financial statements in accordance with generally accepted accounting principles in the U.S. (which we refer to as “GAAP”). The merger will be accounted for using the acquisition method of accounting, and SWM will be treated as the acquirer for accounting purposes.

The Rights of Neenah Stockholders Will Change as a Result of the Merger (page [    ])

Neenah stockholders will have different rights once they become combined company stockholders due to differences between Neenah’s amended and restated certificate of incorporation (which we refer to as “Neenah’s certificate of incorporation”) and bylaws and SWM’s certificate of incorporation and bylaws.

These differences are described in more detail under the section entitled “Comparison of the Rights of Neenah Stockholders and SWM Stockholders” beginning on page [    ].

Listing of SWM Common Stock; Delisting and Deregistration of Neenah Common Stock (page [    ])

The shares of SWM common stock to be issued in the merger will be listed for trading on the NYSE. Following the merger, shares of SWM common stock will continue to be traded on the NYSE. SWM will change the name and the NYSE ticker symbol of the combined company to such new name and ticker symbol as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time. Upon completion of the merger, Neenah common stock will be delisted from the NYSE and deregistered under the Exchange Act.

The SWM Special Meeting (page [    ])

SWM will hold a special meeting of SWM stockholders virtually via live webcast on the Internet at                 , on                 , 2022, at                  a.m. Eastern Time, to consider and vote on the following matters:

•	the SWM share issuance proposal; and

•	the SWM adjournment proposal.

SWM has fixed the close of business on                 , 2022, as the record date for the SWM special meeting and any adjournment or postponement thereof. Only SWM stockholders of record at that time are entitled to notice of, and to vote at, the SWM special meeting, or any adjournment or postponement of the SWM special meeting. During the SWM special meeting, SWM stockholders will be able to examine the list of the stockholders entitled to vote at the SWM special meeting by following the instructions on the live webcast. Approval of both the SWM share issuance proposal and the SWM adjournment proposal requires the affirmative vote of a majority of the shares of SWM common stock which are present in person (via the Internet) or by proxy at the SWM special meeting and entitled to vote thereon.

The SWM board of directors has unanimously (i) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (ii) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, SWM and its stockholders and (iii) resolved to recommend that the SWM stockholders approve the SWM share issuance proposal. The SWM board of directors unanimously recommends that SWM stockholders vote “FOR” the SWM share issuance proposal and “FOR” the SWM adjournment proposal.

For a more complete description of the SWM special meeting, see the section entitled “The SWM Special Meeting” beginning on page [    ].

The Neenah Special Meeting (page [    ])

Neenah will hold a special meeting of the Neenah stockholders virtually, via live webcast on the Internet at                  on                 , 2022 at                 a.m., Eastern Time. At the Neenah special meeting, the Neenah stockholders will be asked to consider and vote on the following matters:

•	the Neenah merger proposal;

•	the Neenah compensation proposal; and

•	the Neenah adjournment proposal.

The Neenah board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that Neenah’s stockholders approve the merger proposal. The Neenah board of directors unanimously recommends that Neenah stockholders vote “FOR” the Neenah merger proposal, “FOR” the Neenah compensation proposal and “FOR” the Neenah adjournment proposal.

Risk Factors (page [    ])

In evaluating the merger agreement and the merger, including the issuance of shares of SWM common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page [ ].

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SWM

The following table presents selected consolidated historical financial data of SWM. The selected consolidated historical financial data as of and for the years ended December 31, 2021 and 2020 have been derived from SWM’s audited consolidated financial statements and accompanying notes contained in SWM’s Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data as of and for the years ended December 31, 2019, 2018, and 2017 have been derived from SWM’s audited consolidated financial statements and accompanying notes filed with the SEC and not included or incorporated by reference in this joint proxy statement/prospectus. The selected consolidated historical financial data as of and for the three (3) months ended March 31, 2022 and 2021 have been derived from SWM’s unaudited consolidated financial statements contained in SWM’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, which is incorporated into this joint proxy statement/prospectus by reference. Historical financial data as of and for the three (3) months ended March 31, 2022 and 2021 are unaudited and include, in SWM’s management’s opinion, all known adjustments necessary for a fair presentation of the results of operations and financial condition of SWM. These adjustments consist of normal recurring accruals and estimates that affect the carrying amount of assets and liabilities. You should not assume the results of operations for past periods are indicative of results for any future periods.

The information set forth below is only a summary. You should read the selected financial data set forth below in conjunction with (i) “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (ii) “Item 8—Financial Statements and Supplementary Data” and (iii) the historical consolidated financial statements of SWM and the related notes, in each case, presented in SWM’s Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated by reference into this joint proxy statement/prospectus. You should also read this information in conjunction with the historical consolidated financial statements of SWM and related notes presented in SWM’s Quarterly Reports on Form 10-Q for the period ended March 31, 2022. SWM’s historical consolidated financial information may not be indicative of the future performance of SWM or the combined company. For more information, see the section entitled “Where You Can Find More Information” beginning on page [    ].

	Three Months ended March 31,		Year ended December 31,
(in millions, except per share data)	2022	2021	2021	2020	2019	2018	2017
Income Statement Data:
Net sales	$406.8	$288.2	$1,440.0	$1,074.4	$1,022.8	$1,041.3	$982.1
Restructuring and impairment expense	13.2	1.7	10.1	11.9	3.7	1.7	8.1
Income from operations	10.6	33.5	83.3	128.8	134.0	135.0	128.3
Income from continuing operations	1.6	21.6	88.9	83.8	85.8	94.8	34.4
Loss from discontinued operations	—	—	—	—	—	(0.3)	0.1

Net income	1.6	21.6	88.9	83.8	85.8	94.5	34.5

Per Share Data:
Basic earnings per share:
Continuing operations	$0.05	$0.69	$2.83	$2.68	$2.78	$3.08	$1.12
Discontinued operations	—	—	—	—	—	(0.01)	—

	0.05	0.69	2.83	2.68	2.78	3.07	1.12

Diluted earnings per share:
Continuing operations	$0.05	$0.68	$2.80	$2.66	$2.76	$3.07	$1.12
Discontinued operations	—	—	—	—	—	(0.01)	—

	0.05	0.68	2.80	2.66	2.76	3.06	1.12

Cash dividends declared per common share	$0.44	$0.44	$1.76	$1.76	$1.76	$1.73	$1.69

	As of March 31,		As of December 31,
(in millions)	2022	2021	2021	2020	2019	2018	2017
Balance sheet data:
Total assets	$2,441.9	$1,587.5	$2,420.3	$1,584.9	$1,471.7	$1,466.5	$1,542.5
Total debt	1,276.4	617.9	1,270.3	593.3	542.7	622.1	684.2

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NEENAH

The following table presents selected consolidated historical financial data of Neenah. The selected consolidated historical financial data as of and for the years ended December 31, 2021 and 2020 have been derived from Neenah’s audited consolidated financial statements and accompanying notes contained in Neenah’s Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data as of and for the years ended December 31, 2019, 2018, and 2017 have been derived from Neenah’s audited consolidated financial statements and accompanying notes filed with the SEC and not included or incorporated by reference in this joint proxy statement/prospectus. The selected consolidated historical financial data as of and for the three (3) months ended March 31, 2022 and 2021 have been derived from Neenah’s unaudited consolidated financial statements contained in Neenah’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, which is incorporated into this joint proxy statement/prospectus by reference. Historical financial data as of and for the three (3) months ended March 31, 2022 and 2021 are unaudited and include, in Neenah’s management’s opinion, all known adjustments necessary for a fair presentation of the results of operations and financial condition of Neenah. These adjustments consist of normal recurring accruals and estimates that affect the carrying amount of assets and liabilities. You should not assume the results of operations for past periods are indicative of results for any future periods.

The information set forth below is only a summary. You should read the selected financial data set forth below in conjunction with (i) “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (ii) “Item 8—Financial Statements and Supplementary Data” and (iii) the historical consolidated financial statements of Neenah and the related notes, in each case, presented in Neenah’s Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated by reference into this joint proxy statement/prospectus. You should also read this information in conjunction with the historical consolidated financial statements of Neenah and related notes presented in Neenah’s Quarterly Reports on Form 10-Q for the period ended March 31, 2022. Neenah’s historical consolidated financial information may not be indicative of the future performance of Neenah or the combined company. For more information, see the section entitled “Where You Can Find More Information” beginning on page [    ].

	Three Months ended March 31,		Year ended December 31,
(in millions, except per share data)	2022	2021	2021	2020	2019	2018	2017
Income Statement Data:
Net sales	$284.8	$227.0	$1,028.5	$792.6	$938.5	$1,034.9	$979.9
Income from operations	12.2	13.6	(11.8)	(6.1)	78.3	54.1	104.3
Income (loss) from continuing operations	5.7	8.3	(24.9)	(15.8)	55.4	37.2	80.3
Loss from discontinued operations	—	—	—	—	—	(0.8)	—

Net income (loss)	5.7	8.3	(24.9)	(15.8)	55.4	36.4	80.3

Per Share Data:
Basic earnings per share
Continuing operations	$0.34	$0.49	$(1.49)	$(0.96)	$3.27	$2.20	$4.74
Discontinued operations	—	—	—	—	—	(0.05)	—

	0.34	0.49	(1.49)	(0.96)	3.27	2.15	4.74

Diluted earnings per share
Continuing operations	$0.34	$0.49	$(1.49)	$(0.96)	$3.26	$2.17	$4.68
Discontinued operations	—	—	—	—	—	(0.05)	—

	0.34	0.49	(1.49)	(0.96)	3.26	2.12	4.68

Cash dividends declared per common share	$0.48	$0.47	$1.89	$1.88	$1.80	$1.64	$1.48

	As of March 31,		As of December 31,
(in millions)	2022	2021	2021	2020	2019	2018	2017
Balance sheet data:
Total assets	$1,105.8	$823.2	$1,081.7	$806.6	$827.8	$861.2	$904.4
Total debt	483.1	192.0	462.5	194.4	200.8	239.1	255.1

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables present unaudited pro forma condensed combined financial information about the combined company’s consolidated balance sheet and statement of income after giving effect to the merger. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet Data” in the table below gives effect to the merger as if it had taken place on March 31, 2022. The information under “Unaudited Pro Forma Condensed Combined Income Statement Data” in the table below gives effect to the merger as if it had taken place on January 1, 2021. This selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting where SWM is considered the acquirer of Neenah for accounting purposes. In addition, this selected unaudited pro forma condensed combined financial information includes the pre-acquisition results of Scapa Group plc. for SWM’s acquisition on April 15, 2021 and the pre-acquisition results of Global Release Liners, S.L., the parent company of Industrias de Transformacion de Andoain, S.A. for Neenah’s acquisition on April 6, 2021.

This selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is based on currently available information and assumptions and estimates considered appropriate by SWM management; however, it is not necessarily indicative of what the combined company’s consolidated financial condition or results of operations actually would have been assuming the merger had been completed as of the dates indicated, nor does it purport to represent the combined company’s consolidated balance sheet or statement of income for future periods. The unaudited pro forma condensed combined financial information includes adjustments that are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section entitled “Risk Factors” beginning on page [    ]. The information presented below should be read in conjunction with the historical consolidated financial statements of SWM and Neenah, including the related notes, filed by each of them with the SEC, in addition to the unaudited pro forma condensed combined financial information of SWM and Neenah, including the related notes appearing elsewhere in this joint proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on pages [    ] and [    ], respectively, of this joint proxy statement/prospectus.

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
(in millions, except per share data)
Unaudited Pro Forma Condensed Combined Income Statement Data:
Net sales	$691.6	$2,628.4
Operating income	19.6	55.7
Net income	1.8	21.0
Net income per share:
Basic	$0.03	$0.37
Diluted	0.03	0.37

As of March 31, 2022
(in millions)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Total assets	$4,001.4
Total debt	1,929.8

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The historical per share data for SWM and Neenah below has been derived from the audited consolidated financial statements of each of SWM and Neenah as of and for the year ended December 31, 2021, each of which is incorporated by reference herein, and the unaudited consolidated financial statements of each of SWM and Neenah as of and for the three (3) months ended March 31, 2022.

The unaudited pro forma and pro forma combined equivalent per share data set forth below gives effect to the merger as if it had occurred on January 1, 2021, the beginning of the earliest period presented, in the case of earnings per share data, and as of March 31, 2022, in the case of book value per share data, assuming that each outstanding share of Neenah common stock had been converted into shares of SWM common stock based on the exchange ratio. The unaudited pro forma combined per share data has been derived from the “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [    ].

The unaudited pro forma combined per share data has been derived using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [    ] for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of Neenah at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material effect on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during these periods or to project the future results of operations that the combined company may achieve after the merger.

The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of an owner of Neenah common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio.

You should read the information below in conjunction with the selected consolidated historical financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of SWM and Neenah and related notes that have been filed with the SEC, certain of which are incorporated by reference herein. See the sections entitled “Selected Consolidated Historical Financial Data of SWM”, “Selected Consolidated Historical Financial Data of Neenah” and “Where You Can Find More Information” beginning on pages [    ], [    ] and [    ], respectively. The unaudited pro forma combined per share data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [    ], which are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of SWM and the related notes included in SWM’s Annual Report on Form 10-K for the year ended December 31, 2021, and the unaudited consolidated financial statements contained in SWM’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 and (ii) the historical audited consolidated financial statements of Neenah and the related notes included in Neenah’s Annual Report on Form 10-K for the year ended December 31, 2021, and the unaudited consolidated financial statements contained in Neenah’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, each of which is incorporated by reference herein.

	As of and for the Three Months Ended March 31, 2022	As of and for the Year Ended December 31, 2021
SWM Historical Per Share Data
Earnings per share—basic	$0.05	$2.83
Earnings per share—diluted	$0.05	$2.80
Cash dividends declared per common share	$0.44	$1.76
Book value per share	$22.12	$21.69

	As of and for the Three Months Ended March 31, 2022	As of and for the Year Ended December 31, 2021
Neenah Historical Per Share Data
Earnings per share—basic	$0.34	$(1.49)
Earnings per share—diluted	$0.34	$(1.49)
Cash dividends declared per common share	$0.48	$1.89
Book value per share	$18.33	$18.83

	As of and for the Three Months Ended March 31, 2022	As of and for the Year Ended December 31, 2021
Unaudited Proforma Combined Per Share Data
Earnings per share—basic	$0.03	$0.37
Earnings per share—diluted	$0.03	$0.37
Cash dividends declared per common share (1)	N/A	N/A
Book value per share	$23.07	N/A

	As of and for the Three Months Ended March 31, 2022	As of and for the Year Ended December 31, 2021
Unaudited Proforma Combined Equivalent Per Share Data for Neenah(2)
Earnings per share—basic	$0.04	$0.50
Earnings per share—diluted	$0.04	$0.50
Cash dividends declared per common share (1)	N/A	N/A
Book value per share	$31.33	N/A

(1)

Pro forma combined cash dividends per common share is not presented as the dividend policy for the combined company will be determined by the SWM board of directors following the completion of the merger.

(2)	The unaudited pro forma combined equivalent per share data for Neenah was calculated by multiplying the preliminary unaudited pro forma combined per share data by the exchange ratio of 1.358.

COMPARATIVE PER SHARE MARKET PRICES AND IMPLIED VALUE OF MERGER CONSIDERATION

SWM common stock is listed on the NYSE under the symbol “SWM,” and Neenah common stock is listed on the NYSE under the symbol “NP.”

The table below sets forth, for the periods indicated, the per share high and low sales prices for SWM common stock and for Neenah common stock, each as reported on the NYSE.

	SWM common stock NYSE		Neenah common stock NYSE
	High(1)	Low(1)	High(1)	Low(1)
Annual information for the past five (5) calendar years
2021	$50.52	$28.50	$60.95	$43.97
2020	$41.99	$21.00	$72.18	$34.82
2019	$45.58	$25.65	$74.68	$57.16
2018	$47.86	$24.98	$95.95	$57.77
2017	$46.94	$36.53	$92.45	$73.25
Quarterly information for the past two (2) calendar years
2021
Fourth Quarter	$37.94	$28.50	$55.93	$43.97
Third Quarter	$40.04	$33.68	$51.88	$44.24
Second Quarter	$49.74	$38.86	$56.93	$49.32
First Quarter	$50.52	$37.14	$60.95	$50.92
2020
Fourth Quarter	$41.65	$30.98	$56.69	$36.64
Third Quarter	$34.71	$26.85	$50.40	$36.89
Second Quarter	$35.87	$26.05	$59.07	$38.33
First Quarter	$41.99	$21.00	$72.18	$34.82

(1)	Share prices are based on closing prices.

The above table shows only historical data. The data may not provide meaningful information to Neenah stockholders in determining whether to approve the Neenah merger proposal. Neenah stockholders are urged to obtain current market quotations for Neenah common stock and SWM common stock and to review carefully the other information contained in, or incorporated by reference into, this joint proxy statement/prospectus, when considering whether to approve the Neenah merger proposal. For more information, see the section entitled “Where You Can Find Additional Information,” beginning on page [    ].

The following table sets forth the closing sale price per share of SWM common stock reported on the NYSE and Neenah common stock reported on the NYSE as of (1) March 25, 2022, the last trading day before the public announcement of the execution of the merger agreement and (2)                , 2022, the latest practicable trading date before the date of this joint proxy statement/prospectus. This table also shows the estimated implied value of the merger consideration payable for each share of Neenah common stock. This implied value was calculated by multiplying the closing prices per share of SWM common stock on those dates by the exchange ratio.

	Closing price of SWM common stock		Closing price of Neenah common stock		Equivalent value of merger consideration of Neenah common stock based on price of SWM common stock
March 25, 2022		$37.83		$38.21	$
, 2022	$		$		$

SWM stockholders and Neenah stockholders are advised to obtain current market quotations for SWM common stock and Neenah common stock. The market prices of SWM common stock and Neenah common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger and thereafter (in the case of SWM common stock). No assurance can be given concerning the market price of Neenah common stock before the effective time or SWM common stock before or after the effective time. Changes in the market price of SWM common stock prior to the completion of the merger will affect the market value of the merger consideration that Neenah stockholders receive upon completion of the merger.

The table below sets forth the dividends declared per share of SWM common stock and the dividends declared per share of Neenah common stock for the periods indicated.

	SWM	Neenah
Year Ended December 31,
2021	$1.76	$1.885
2020	$1.76	$1.88
2019	$1.76	$1.80
2018	$1.73	$1.64
2017	$1.69	$1.48

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this joint proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and future performance of SWM, Neenah or the combined company.

Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or boards of directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

In addition to factors relating to the merger discussed under the caption “Risk Factors” beginning on page [    ] and the factors previously disclosed in SWM’s and Neenah’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement;

•	the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors;

•

the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction;

•	the ability to obtain approval by SWM stockholders and Neenah stockholders on the expected terms and schedule;

•	difficulties and delays in integrating SWM’s and Neenah’s businesses;

•	failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all;

•	business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations;

•

potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients;

•	the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt;

•

the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM;

•	failing to comply with applicable laws or legal or regulatory developments;

•	inflation, currency and interest rate fluctuations;

•	the ability of SWM or Neenah to retain and hire key personnel;

•	the diversion of management’s attention from ongoing business operations;

•	the duration and effects of the COVID-19 pandemic, and general economic and business conditions, particularly in the context of the COVID-19 pandemic;

•	increases in maintenance and operating costs;

•	security threats;

•	reliance on technology and related cybersecurity risk;

•	trade restrictions or other changes to international trade arrangements;

•	transportation of hazardous materials;

•

various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes;

•	climate change;

•	labor negotiations and disruptions;

•	environmental claims;

•	uncertainties of investigations, proceedings or other types of claims and litigation;

•	risks and liabilities arising from train derailments;

•	timing and completion of capital programs;

•

uncertainty as to the long-term value of SWM common stock following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction;

•	the continued availability of capital and financing following the merger;

•	the business, economic and political conditions in the markets in which SWM and Neenah operate; and

•	events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that SWM and Neenah have filed with the SEC as described under “Where You Can Find More Information” beginning on page [    ].

We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ], you should carefully consider the following risk factors in deciding whether to vote for the approval of the merger agreement and the transactions contemplated thereby, including the merger and including the issuance of shares of SWM common stock in the merger.

Because the market price of SWM common stock may fluctuate, Neenah stockholders cannot be sure of the market value of the merger consideration they will receive.

In the merger, each share of Neenah common stock issued and outstanding immediately prior to the effective time (other than certain shares held by SWM or Neenah) will be converted into 1.358 shares of SWM common stock (plus cash in lieu of fractional shares). This exchange ratio is fixed and will not be adjusted to reflect any changes in the market price of either SWM common stock or Neenah common stock. Changes in the price of SWM common stock prior to the merger will affect the value that Neenah stockholders will receive in the merger. Neither SWM nor Neenah is permitted to terminate the merger agreement solely because of any increase or decrease in the market price of SWM common stock or Neenah common stock.

The prices of Neenah common stock and SWM common stock at the closing of the merger may vary from their prices on March 25, 2022, the last trading day before public announcement of the merger. Stock price changes may result from a variety of factors that are beyond the control of Neenah and SWM, including market reaction to the announcement of the merger, general market and economic conditions, changes in their respective businesses, operations, results and prospects and legal and regulatory considerations. Therefore, at the time of the Neenah special meeting, Neenah stockholders will not know the market value of the consideration to be received at the effective time. Holders of Neenah common stock should obtain current market quotations for SWM common stock and Neenah common stock.

The market price of SWM common stock after the merger may be affected by factors different from factors that have historically affected and are currently affecting SWM common stock or Neenah common stock.

Upon completion of the merger and the transactions contemplated by the merger agreement, Neenah stockholders will become SWM stockholders, and the combined company will operate an expanded business with a different mix of products, operations and associated risks and liabilities. Accordingly, the results of operations of the combined company and the market price of SWM common stock after the completion of the merger may be affected by factors different from those that have historically affected and are currently affecting the independent results of operations of each of SWM and Neenah and the respective market prices of SWM common stock and Neenah common stock.

Additionally, SWM stockholders and Neenah stockholders may not wish to continue to invest in the combined company, or may wish to dispose of some or all of their SWM common stock. If, before or after the effective time, large amounts of SWM common stock are sold, the market price of SWM common stock could decline.

For a discussion of the businesses of SWM and Neenah and certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page [    ].

The dilution caused by the issuance of shares of SWM common stock in connection with the merger may adversely affect the market price of SWM common stock.

In connection with the payment of the merger consideration, based on the number of shares of SWM stock outstanding as of                , 2022, SWM expects to issue approximately                million shares of SWM

common stock to Neenah stockholders. The dilution caused by the issuance of these new shares of SWM common stock may result in fluctuations in the market price of SWM common stock, including a stock price decrease.

Holders of SWM common stock and Neenah common stock will have a diluted ownership percentage and voting interest in the combined company after the merger and will exercise less influence over management.

Holders of SWM common stock and Neenah common stock currently have the right to vote in the election of the board of directors and on other matters affecting SWM and Neenah, respectively. In the merger, each holder of Neenah common stock who receives shares of SWM common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the stockholder’s percentage ownership of, and voting interests in, Neenah immediately prior to the merger. We estimate that, upon completion of the merger, Neenah stockholders as of immediately prior to the merger will collectively own approximately 42% of the outstanding shares of the combined company immediately after the merger, and SWM stockholders as of immediately prior to the merger will collectively own approximately 58% of the outstanding shares of the combined company immediately after the merger (in each case, on a fully diluted basis and without regard to the fact that immediately prior to the merger, certain stockholders may own both SWM common stock and Neenah common stock). In addition, the board of directors of the combined company will be composed of nine (9) directors, of which five (5) will be designated by SWM and four (4) will be designated by Neenah.

Accordingly, Neenah stockholders, as a group, will have less than a majority of the ownership and voting power of the combined company, and therefore will be able to exercise less collective influence on the management and policies of the combined company than they currently are able to exercise on the management and policies of Neenah, and SWM stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of SWM.

The shares of SWM common stock to be received by Neenah stockholders as a result of the merger will have different rights from the shares of Neenah common stock.

In the merger, Neenah stockholders will become SWM stockholders, and their rights as stockholders will be governed by the certificate of incorporation and bylaws of the combined company. The rights associated with SWM common stock are different from the rights associated with Neenah common stock. See the section entitled “Comparison of the Rights of Neenah Stockholders and SWM Stockholders” beginning on page [    ] for a discussion of the different rights associated with SWM common stock.

Certain of SWM’s and Neenah’s directors and executive officers may have interests in the merger that may differ from the interests of SWM stockholders and Neenah stockholders.

SWM stockholders and Neenah stockholders should be aware that some of the SWM and Neenah directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of SWM stockholders and Neenah stockholders generally. These interests and arrangements may create potential conflicts of interest. Both the SWM board of directors and Neenah board of directors were aware of these respective interests and considered these interests, among other matters, when making their respective decisions to approve the merger agreement, and in recommending that stockholders vote to approve the merger. For a more complete description of these interests, please see the sections entitled “The Merger—Interests of SWM’s Directors and Executive Officers in the Merger” beginning on page [    ] and “The Merger—Interests of Neenah’s Directors and Executive Officers in the Merger” beginning on page [    ].

The fairness opinions obtained by the SWM board of directors and the Neenah board of directors from their respective financial advisors will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinions.

J.P. Morgan, SWM’s financial advisor in connection with the merger, delivered to the SWM board of directors a written opinion, dated March 27, 2022, that, as of such date and based upon and subject to the various factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to SWM. Perella Weinberg, Neenah’s financial advisor in connection with the merger, delivered a written opinion, dated March 27, 2022, to the Neenah board of directors to the effect that, as of the date thereof, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to the Neenah stockholders (other than SWM and its affiliates).

The SWM board of directors and the Neenah board of directors have not obtained updated fairness opinions as of the date of this joint proxy statement/prospectus from their respective financial advisors and do not expect to receive updated fairness opinions prior to the completion of the merger.

The fairness opinions do not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinions, including changes in the operations and prospects of SWM and Neenah or their respective operating companies, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of SWM and Neenah and on which the fairness opinions were based and that may alter the value of SWM and Neenah or the prices of shares of SWM common stock or Neenah common stock at the effective time. The implied value of the stock consideration has fluctuated since, and could be materially different from its value as of the date of the opinions, and the opinions do not address the prices at which shares of SWM common stock or Neenah common stock may trade since the dates of the opinions. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. The SWM board of directors and the Neenah board of directors do not anticipate asking their respective financial advisors to update their respective opinions, and none of the respective financial advisors has an obligation or responsibility to update, revise or reaffirm its respective opinion based on circumstances, developments or events that may have occurred or may occur after the date of such opinion. The opinions of the financial advisors to the SWM board of directors and the Neenah board of directors are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus and are incorporated by reference herein.

SWM and Neenah are expected to incur substantial costs related to the merger and the integration of the businesses.

SWM and Neenah have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include financial advisory, legal, accounting, consulting and other advisory fees, severance/employee benefit-related costs, financing-related fees and costs, public company filing fees and other regulatory fees, printing costs and other related costs. Many of these costs are payable by either SWM or Neenah regardless of whether or not the merger is completed.

The combined company will also incur substantial integration costs in connection with the merger. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses, including purchasing, accounting and finance, sales, payroll, pricing and benefits.

While both SWM and Neenah have assumed that certain expenses would be incurred in connection with the merger and the integration of the businesses, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. Although SWM and Neenah expect that the elimination of duplicative costs and the realization of other economies of scale-related efficiencies related to the integration of the businesses may offset incremental merger-related and integration costs over time, any net benefit may not be achieved in the near term or at all. These integration costs may result in the combined company taking significant charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

Combining SWM and Neenah may be more difficult, costly or time consuming than expected, and SWM and Neenah may fail to realize some or all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on the ability to realize the anticipated cost savings, operational synergies and other perceived benefits from combining the businesses of SWM and Neenah. To realize the cost savings, operational synergies and other perceived benefits from the merger, SWM and Neenah must successfully integrate and combine their businesses in a manner that permits those benefits to be realized. If SWM and Neenah are not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. For example, the actual cost savings, operational synergies and other perceived benefits of the merger could be less than anticipated or take longer to realize than anticipated for a variety of reasons, including those set forth in these Risk Factors.

SWM and Neenah have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with employees, customers, suppliers or other business associates and constituencies or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of SWM and Neenah during this transition period and for an undetermined period after completion of the merger on the combined company.

The merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the merger, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of SWM or Neenah may terminate or scale back their current or prospective business relationships with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that the combined company is too closely allied with one of their competitors. In addition, SWM and Neenah have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require SWM or Neenah to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the merger, or if the combined company, following the merger, loses the benefits of the contracts of SWM or Neenah, the combined company’s business and financial performance could suffer.

The combined company may be unable to retain SWM or Neenah personnel successfully prior to the effective time or after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by SWM and Neenah. It is possible that these employees may decide not to remain with SWM or Neenah, as applicable, prior to the effective time or with the combined company after the merger is consummated. If SWM and Neenah are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, SWM and Neenah could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully integrating SWM and Neenah to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, SWM and Neenah may not be able to locate or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled “The Merger—Governance of the Combined Company” beginning on page [    ].

The combined company’s future results may suffer if it does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either SWM’s or Neenah’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

The merger agreement subjects SWM and Neenah to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects SWM and Neenah to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of SWM and Neenah to, and to cause each of its subsidiaries to, subject to specified exceptions, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships. These restrictions could prevent SWM and Neenah from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Merger” beginning on page [    ] for a description of the restrictive covenants applicable to SWM and Neenah.

The merger agreement limits SWM’s and Neenah’s respective ability to pursue alternatives to the merger and may discourage other companies from trying to acquire SWM or Neenah.

The merger agreement contains “no shop” covenants that restrict each of SWM’s and Neenah’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, or, unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.

The merger agreement further provides that, during the 12-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, SWM or Neenah may be required to pay to the other party a cash termination fee equal to $24 million. See the section entitled “The Merger Agreement—Termination Fee” beginning on page [    ].

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of SWM or Neenah from considering or proposing that acquisition.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could negatively affect SWM or Neenah, and, in certain circumstances, result in the requirement that SWM or Neenah pay a termination fee.

If the merger agreement is terminated and the merger is not completed, including as a result of either SWM stockholders failing to approve the SWM share issuance proposal or Neenah stockholders failing to approve the Neenah merger proposal, there may be various adverse consequences, and SWM and Neenah may experience negative reactions from the financial markets and from their respective customers and employees. For example, SWM’s or Neenah’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger.

Additionally, each of SWM and Neenah has incurred and will incur substantial costs in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, SWM and Neenah would have to recognize these as expenses without realizing the expected benefits of the merger.

Moreover, if the merger agreement is terminated, the market price of SWM common stock or Neenah common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either SWM or Neenah may be required to pay a termination fee of $24 million to the other party, which, if payable at all, may not sufficiently compensate the party receiving such termination fee for the adverse effects arising out of such termination.

See the sections entitled “The Merger Agreement—Termination of the Merger Agreement,” “The Merger Agreement—Effect of Termination” and “The Merger Agreement—Termination Fee” beginning on pages [    ], [    ] and [    ], respectively.

SWM will incur indebtedness in connection with the merger, which could adversely affect SWM and the combined company, including by decreasing the business flexibility of the combined company.

Consummation of the merger is not conditioned on SWM’s ability to obtain financing. SWM plans to use debt financing and cash on hand to fund certain fees and costs relating to the merger and to refinance certain of its existing indebtedness and certain existing indebtedness of Neenah. Such debt financing could take any of several forms or any combination of them, including but not limited to the following: (i) SWM may borrow up to $650.0 million under the delayed draw facility; (ii) SWM may borrow under the revolving credit facility; (iii) SWM may borrow under the bridge facility; and (iv) SWM may issue senior notes in the public and/or private capital markets. See the section entitled “The Merger—Description of Financing” beginning on page [    ].

SWM’s increased level of debt and the covenants to which SWM will have agreed in connection with this debt financing could have negative consequences on SWM and the combined company, including, among other things, (i) requiring SWM, and the combined company, to dedicate a larger portion of cash flow from operations to servicing and repayment of the debt, (ii) reducing funds available for strategic initiatives and opportunities, working capital and other general corporate needs and (iii) limiting SWM’s, and the combined company’s, ability to incur certain kinds or amounts of additional indebtedness, which could restrict its flexibility to react to changes in its business, its industry and economic conditions.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary, and the actual financial condition and results of operations of the combined company following the merger may differ materially.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to reflect the Neenah identifiable assets to be acquired and liabilities to be assumed at fair value and the resulting goodwill. The fair value estimates reflected in this joint proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of Neenah as of the acquisition date for accounting purposes. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [    ].

Regulatory approvals may not be received, may take longer than expected, and regulatory authorities may impose conditions or requirements that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger can be completed, certain approvals, consents, clearances, orders and authorizations must be obtained from various antitrust and regulatory authorities in the United States and in foreign jurisdictions. The governmental entities from which these approvals are required may refuse to approve the merger or impose conditions or requirements for the completion of the merger. Any conditions or requirements imposed could have the effect of delaying or preventing completion of the merger. Even if the requisite regulatory approvals are granted, the relevant regulatory authorities may impose conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement.

There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. For more information, see the section entitled “The Merger—Regulatory Approvals” beginning on page [    ].

SWM stockholders and Neenah stockholders will not have appraisal rights or dissenters’ rights in the merger.

Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under relevant law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under Section 262 of the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to receive notice of the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders, unless the stockholders receive in exchange for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of any other corporation that at the effective time of the merger are listed on a national securities exchange or held by more than 2,000 stockholders of record, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

If the merger is completed, SWM stockholders will not receive any consideration and their shares of SWM common stock will remain outstanding and constitute shares of stock of the combined company. As a result, SWM stockholders are not entitled to appraisal rights in connection with the merger. Neenah common stock is listed on the NYSE, and because Neenah stockholders will receive shares of SWM common stock in the merger, which is also listed on the NYSE, Neenah stockholders are not entitled to appraisal rights in connection with the merger.

Stockholder litigation could prevent or delay the closing of the merger or otherwise negatively affect the business and operations of SWM or Neenah.

SWM and Neenah may incur costs in connection with the defense or settlement of any lawsuits related to the proposed merger that may be filed by SWM stockholders or Neenah stockholders. Such litigation could have an adverse effect on the financial condition, results of operations and cash flows of SWM and Neenah and could prevent or delay the consummation of the merger.

The COVID-19 pandemic may delay and adversely affect the completion of the merger.

The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and may continue to adversely affect, the business, financial condition, liquidity, capital and results of operations of SWM and Neenah. Even as efforts to contain the pandemic, including vaccinations, have made progress and some restrictions have relaxed, the impact of new variants that may emerge cannot be predicted at this time, and could depend on numerous factors, including the availability of vaccines in different parts of the world, vaccination rates among the population, the effectiveness of COVID-19 vaccines against such variants and the response by governmental bodies to reinstate restrictive measures or adopt additional requirements or restrictive measures. If the effects of the COVID-19 pandemic cause a continued or extended decline in the economic environment and the financial results of SWM or Neenah, or the business operations of SWM or Neenah are further disrupted as a result of the COVID-19 pandemic, efforts to complete the merger and integrate the businesses of SWM and Neenah may also be delayed and adversely affected.

Risks Relating to SWM’s Business

You should read and consider risk factors specific to SWM’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in SWM’s Annual Report on Form 10-K for the year ended December 31, 2021, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page [    ] for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to Neenah’s Business

You should read and consider risk factors specific to Neenah’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Neenah’s Annual Report on Form 10-K for the year ended December 31, 2021, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page [    ] for the location of information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

SWM

Schweitzer-Mauduit International, Inc.

100 North Point Center East, Suite 600

Alpharetta, Georgia 30022

1-800-514-0186

Schweitzer-Mauduit International, Inc. is a Delaware corporation headquartered in Alpharetta, Georgia.

SWM is a leading global performance materials company, focused on finding ways to improve everyday life by bringing best-in-class innovation, design, and manufacturing solutions to its customers. SWM’s highly engineered films, adhesive tapes, foams, nets, nonwovens, and papers are designed and manufactured using resins, polymers, and natural fibers for a variety of industries and specialty applications. SWM and its subsidiaries manufacture on four continents, conduct business in over 90 countries and employ approximately 5,000 people worldwide.

SWM common stock is traded on the NYSE under the symbol “SWM.”

Additional information about SWM and its subsidiaries is included in documents incorporated by reference in

this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [    ].

Neenah

Neenah, Inc.

3460 Preston Ridge Road, Suite 600

Alpharetta, Georgia 30005

(678) 566-6500

Neenah, Inc. is a Delaware corporation headquartered in Alpharetta, Georgia. Neenah is a leading global manufacturer of specialty materials, focused on growing in filtration media, specialty coatings, engineered materials and imaging and packaging. Neenah’s materials are in various products used every day, such as transportation and water filters, premium packaging of spirits, technology and beauty products, industrial labels, tapes and abrasives, and digital printing for high-end apparel. Neenah and its subsidiaries manufacture in North America and Europe, conduct business in over 90 countries and employ approximately 2,500 people worldwide.

Neenah’s common stock is traded on the NYSE under the symbol “NP.”

Additional information about Neenah and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [    ].

Merger Sub

Samurai Warrior Merger Sub, Inc.

c/o Schweitzer-Mauduit International, Inc.

100 North Point Center East, Suite 600

Alpharetta, Georgia 30022

1-800-514-0186

Samurai Warrior Merger Sub, Inc., a Delaware corporation, is a wholly owned subsidiary of SWM. Merger Sub is newly formed, and was organized for the purpose of entering into the merger agreement and effecting the merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.

The Combined Company

Effective as of the effective time, the combined company will be headquartered in Alpharetta, Georgia. SWM will change the name and the NYSE ticker symbol of the combined company to such new name and ticker symbol as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time.

THE SWM SPECIAL MEETING

Date, Time and Place of Meeting

The SWM special meeting will be held virtually via live webcast on the Internet at                 , on                 , 2022, at      a.m. Eastern Time.

Matters to Be Considered

At the SWM special meeting, SWM stockholders will be asked to consider and vote upon the following matters:

•	the SWM share issuance proposal; and

•	the SWM adjournment proposal.

Recommendation of the SWM Board of Directors

The SWM board of directors has determined that the merger is advisable and in the best interests of SWM and its stockholders and has unanimously adopted the merger agreement. The SWM board of directors unanimously recommends that SWM stockholders vote “FOR” the SWM share issuance proposal and “FOR” the SWM adjournment proposal. See “The Merger—Recommendation of the SWM Board of Directors; SWM’s Reasons for the Merger” beginning on page [    ] for a more detailed discussion of the SWM board of directors’ recommendation.

SWM Record Date and Quorum

The SWM board of directors has fixed the close of business on                 , 2022, as the record date for determining the SWM stockholders entitled to receive notice of and to vote at the SWM special meeting and any adjournment or postponement thereof.

As of the SWM record date, there were                  shares of SWM common stock outstanding and entitled to vote at the SWM special meeting held by approximately                  holders of record. Each share of SWM common stock entitles the holder to one vote at the SWM special meeting on each proposal to be considered at the SWM special meeting.

The presence at the SWM special meeting, in person (via the Internet) or by proxy, of holders of a majority of the voting power of the SWM common stock issued and outstanding and entitled to vote will constitute a quorum for the transaction of business. All shares of SWM common stock present in person (via the Internet) or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the SWM special meeting.

Votes Required; Effect of Abstentions and Failure to Vote

SWM share issuance proposal:

•

Vote required: Approval of the SWM share issuance proposal requires the affirmative vote of a majority of the shares of SWM common stock which are present in person (via the Internet) or by proxy at the SWM special meeting and entitled to vote on the SWM share issuance proposal.

•

Effect of abstentions and failure to vote: If you attend the SWM special meeting in person (via the Internet) and do not vote, or if you submit a proxy card on which you indicate that you abstain from voting, this will have the effect of a vote “AGAINST” the SWM share issuance proposal.

If you are an SWM stockholder entitled to vote at the SWM special meeting and you do not attend the SWM special meeting in person (via the Internet), return a proxy, or provide voting instructions to your brokerage firm, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and assuming a quorum is present, this will have no effect on the SWM share issuance proposal.

Because it is expected that all proposals to be voted on at the SWM special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the SWM special meeting.

SWM adjournment proposal:

•

Vote required: Approval of the SWM adjournment proposal requires the affirmative vote of a majority of the shares of SWM common stock which are present in person (via the Internet) or by proxy at the SWM special meeting and entitled to vote thereon.

•

Effect of abstentions and failure to vote: If you attend the SWM special meeting in person (via the Internet) and do not vote, or if you submit a proxy card on which you indicate that you abstain from voting, your abstention will have the effect of a vote “AGAINST” the SWM adjournment proposal.

If you are an SWM stockholder entitled to vote at the SWM special meeting and you do not attend the SWM special meeting in person (via the Internet), return a proxy, or provide voting instructions to your brokerage firm, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and assuming a quorum is present, this will have no effect on the SWM adjournment proposal.

Because it is expected that all proposals to be voted on at the SWM special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the SWM special meeting.

Shares Held by Officers and Directors

As of the SWM record date, the directors and executive officers of SWM and their affiliates beneficially owned and were entitled to vote approximately                  shares of SWM common stock representing approximately     % of the shares of SWM common stock outstanding on that date. It is expected that SWM’s directors and executive officers will vote their shares “FOR” the SWM share issuance proposal and “FOR” the SWM adjournment proposal. As of the SWM record date, Neenah, the directors and officers of Neenah and their affiliates beneficially owned no shares of SWM common stock outstanding on that date.

Voting of Proxies

Each copy of this joint proxy statement/prospectus mailed to SWM stockholders is accompanied by a form of proxy card with instructions for voting. If you hold shares in your name as a stockholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the SWM special meeting in person (via the Internet).

The procedures for voting by proxy are as follows:

SWM Stockholder of Record: Shares Registered in Your Name

If you are an SWM stockholder of record, you may vote in person (via the Internet) at the SWM special meeting. Alternatively, you may vote by proxy over the Internet, by telephone or by mail. Whether or not you plan to attend the SWM special meeting in person (via the Internet), we urge you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the SWM special meeting, you may still attend the SWM special meeting and vote in person (via the Internet). In such case, your previously submitted proxy will be disregarded. To enter the SWM special meeting, SWM stockholders will need the control number that

is printed on their proxy cards. In order to attend the virtual meeting, you will need to pre-register by                 a.m. Eastern Time on                 , 2022 by visiting the website www.cesonlineservices.com/swm22_vm. SWM recommends that SWM stockholders log in at least fifteen minutes before the meeting to ensure that they are logged in when the meeting starts. Online check-in will start shortly before the meeting on                , 2022.

•	To vote by proxy over the Internet, follow the instructions provided on the proxy card.

•	To vote by proxy by telephone, call the toll-free number found on the proxy card.

•

To vote by proxy by mail, complete, sign and date the proxy card, and return it promptly in the envelope provided. If you return your signed proxy card to SWM before the SWM special meeting, SWM will vote your shares as you direct.

All shares represented by valid proxies that SWM receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted in accordance with the recommendation of the SWM board of directors with respect to such proposals. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the SWM special meeting. However, if other business properly comes before the SWM special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Beneficial Owner: Shares Registered in the Name of Brokers, Banks or Other Nominees

If you are a beneficial owner of SWM shares registered in the name of your broker, bank or other nominee, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Return the voting instructions as provided therein to ensure that your vote is counted. To vote in person (via the Internet) at the SWM special meeting, you must obtain a legal proxy from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contact your broker, bank or other nominee to request a proxy form.

Shares Held in “Street Name”; Broker Non-Votes

Under NYSE rules, banks, brokers and other nominees who hold shares of SWM common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. If your broker, bank or other nominee holds your shares of SWM common stock in “street name,” your broker, bank or other nominee will vote your shares of SWM common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Broker non-votes with respect to any proposal are shares held by a broker, bank or other nominee that are represented at the SWM special meeting because they are entitled to vote on at least one proposal, but with respect to which the broker or nominee does not have voting instructions from the beneficial owner or discretionary authority to vote on such specific proposal. Because it is expected that all proposals to be voted on at the SWM special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the SWM special meeting. Broker non-votes, if any, will have no effect on any of the SWM proposals.

Revocability of Proxies and Changes to an SWM Stockholder’s Vote

If you hold your shares of SWM common stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (i) submitting another properly completed proxy over the Internet, by telephone or by mail with a later date, (ii) delivering a written revocation letter to SWM’s Secretary prior to the vote at the address below or (iii) attending the SWM special meeting in person (via the Internet) and voting by online ballot at such meeting.

Any stockholder entitled to vote in person (via the Internet) at the SWM special meeting may vote online regardless of whether a proxy has been previously given, but the mere presence (without notifying SWM’s Secretary) of a stockholder at the SWM special meeting will not by itself constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Schweitzer-Mauduit International, Inc.

100 North Point Center East, Suite 600

Alpharetta, GA 30022

Attention: Executive Vice President, General Counsel and Secretary

If your shares of SWM common stock are held in “street name” by a broker, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies.

Solicitation of Proxies

SWM is soliciting your proxy in conjunction with the merger. SWM will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, SWM will request that banks, brokers, nominees and any other holder of record send proxies and proxy material to the beneficial owners of SWM common stock and secure their voting instructions. SWM has also made arrangements with MacKenzie Partners, Inc. to assist it in soliciting proxies and has agreed to pay MacKenzie Partners, Inc. approximately $25,000 plus reasonable expenses for these services.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials, including annual reports, with respect to two (2) or more stockholders sharing the same address by delivering a single copy of the documents addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. In accordance with these rules, only one set of documents will be delivered to multiple stockholders sharing an address unless SWM has received contrary instructions from one or more of the stockholders.

If, at any time, you no longer wish to participate in “householding” and would prefer to receive separate copies of the proxy materials with respect to SWM, including annual reports, please notify your broker, and direct your written request to: Secretary, Schweitzer-Mauduit International, Inc., 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, or contact the office of SWM’s Secretary at (866) 528-2593. SWM stockholders who currently receive multiple copies of such documents and would like to request “householding” of their communications should contact their brokers.

Attending the SWM Special Meeting in Person (via the Internet)

All SWM stockholders, including holders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the SWM special meeting in person (via the Internet). SWM stockholders of record can vote at the SWM special meeting in person (via the Internet). If you are not an SWM stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote at the SWM special meeting in person (via the Internet).

To enter the SWM special meeting, SWM stockholders will need the control number that is printed on their proxy cards. In order to attend the virtual meeting, you will need to pre-register by                 a.m. Eastern Time on                 , 2022 by visiting the website www.cesonlineservices.com/swm22_vm. SWM recommends that SWM stockholders log in at least fifteen minutes before the meeting to ensure that they are logged in when the meeting starts. Online check-in will start shortly before the meeting on                 , 2022.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of SWM common stock, please direct your inquiry to SWM’s proxy solicitor as follows:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call Toll-Free: 1-800-322-2885

Email: proxy@mackenziepartners.com

SWM PROPOSALS

Proposal No. 1—SWM Share Issuance Proposal

At the SWM special meeting, the SWM stockholders will be asked to approve the issuance of shares of SWM common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement. SWM stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the SWM board of directors unanimously adopted the merger agreement, authorized and approved the merger and the other transactions contemplated by the merger agreement and determined the merger agreement and the merger to be advisable and in the best interests of SWM and its stockholders. Please see “The Merger—SWM’s Reasons for the Merger; Recommendation of SWM’s Board of Directors” beginning on page [    ] for a more detailed discussion of the SWM board of directors’ recommendation.

The SWM board of directors unanimously recommends that SWM stockholders vote “FOR” the SWM share issuance proposal.

Proposal No. 2—SWM Adjournment Proposal

The SWM special meeting may be adjourned from time to time to another time or place, if the chairperson of the meeting deems necessary or appropriate, including to permit further solicitation of proxies if necessary to obtain additional votes in favor of the SWM share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to SWM stockholders.

If, at the SWM special meeting, (i) there are insufficient shares of SWM common stock represented (either in person (via the Internet) or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (ii) additional time is required for the filing and mailing of any supplemental or amended disclosure which SWM has determined is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by SWM stockholders prior to the meeting of SWM stockholders, (iii) to allow reasonable additional time to solicit additional proxies, if and to the extent SWM reasonably believes the number of shares of SWM common stock present or represented and voting in favor of the SWM share issuance proposal is insufficient to approve such proposal or (iv) if required by law, SWM intends to move to adjourn the SWM special meeting. In accordance with SWM’s bylaws, a vote to approve the proposal to adjourn the SWM special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the SWM special meeting to adopt the SWM share issuance proposal may be taken in the absence of a quorum.

The SWM board of directors unanimously recommends that SWM stockholders vote “FOR” the SWM adjournment proposal.

THE NEENAH SPECIAL MEETING

Date, Time and Place of Meeting

The Neenah special meeting will be held virtually via live webcast on the Internet at                 , on                 , 2022, at      a.m. Eastern Time.

Matters to Be Considered

At the Neenah special meeting, Neenah stockholders will be asked to consider and vote upon the following matters:

•	the Neenah merger proposal;

•	the Neenah compensation proposal; and

•	the Neenah adjournment proposal.

Recommendation of the Neenah Board of Directors

The Neenah board of directors has (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that Neenah’s stockholders approve the merger proposal. The Neenah board of directors unanimously recommends that Neenah stockholders vote “FOR” the Neenah merger proposal, “FOR” the Neenah compensation proposal, and “FOR” the Neenah adjournment proposal. See “The Merger— Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors” beginning on page [    ] for a more detailed discussion of the Neenah board of directors’ recommendation.

Neenah Record Date and Quorum

The Neenah board of directors has fixed the close of business on                 , 2022, as the record date for determining the Neenah stockholders entitled to receive notice of and to vote at the Neenah special meeting and any adjournment or postponement thereof.

As of the Neenah record date, there were                  shares of Neenah common stock outstanding and entitled to vote at the Neenah special meeting held by approximately                  holders of record. Each share of Neenah common stock entitles the holder to one (1) vote at the Neenah special meeting on each proposal to be considered at the Neenah special meeting.

The presence at the Neenah special meeting, in person (via the Internet) or by proxy, of holders of a majority of the voting power of the Neenah common stock issued and outstanding and entitled to vote will constitute a quorum for the transaction of business. All shares of Neenah common stock present in person (via the Internet) or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Neenah special meeting.

Votes Required; Effect of Abstentions and Failure to Vote

Neenah merger proposal:

•

Vote required: Approval of the Neenah merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Neenah common stock entitled to vote on the Neenah merger proposal.

•

Effect of abstentions and failure to vote: If you attend the Neenah special meeting in person (via the Internet) and do not vote or if you submit a proxy card on which you indicate that you abstain from voting, your abstention will have the same effect as a vote “AGAINST” the Neenah merger proposal.

If you are a Neenah stockholder entitled to vote at the Neenah special meeting and you do not attend the Neenah special meeting in person (via the Internet) or return a proxy, your shares will not be voted and will not be treated as present for purposes of establishing a quorum, and such a failure to vote will have the effect of a vote “AGAINST” the Neenah merger proposal.

Because it is expected that all proposals to be voted on at the Neenah special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the Neenah special meeting.

Neenah compensation proposal:

•

Vote required: Approval of the Neenah compensation proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Neenah common stock which are present in person (via the Internet) or by proxy at the Neenah special meeting and entitled to vote on the Neenah compensation proposal; however, such vote is non-binding and advisory only.

•

Effect of abstentions and failure to vote: If you attend the Neenah special meeting in person (via the Internet) and do not vote or if you submit a proxy card on which you indicate that you abstain from voting, your abstention will have the same effect as a vote “AGAINST” the Neenah compensation proposal.

If you are a Neenah stockholder entitled to vote at the Neenah special meeting and you do not attend the Neenah special meeting in person (via the Internet) or return a proxy, your shares will not be voted, will not be treated as present for purposes of establishing a quorum and, assuming a quorum is present, this will have no effect on the Neenah compensation proposal.

Because it is expected that all proposals to be voted on at the Neenah special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the Neenah special meeting.

Neenah adjournment proposal:

•

Vote required: Approval of the Neenah adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Neenah common stock which are present in person (via the Internet) or represented by proxy at the Neenah special meeting and entitled to vote on the Neenah adjournment proposal.

•

Effect of abstentions and failure to vote: If you attend the Neenah special meeting in person (via the Internet) and do not vote or if you submit a proxy card on which you indicate that you abstain from voting, this will have the effect of a vote “AGAINST” the Neenah adjournment proposal.

If you are a Neenah stockholder entitled to vote at the Neenah special meeting and you do not attend the Neenah special meeting in person (via the Internet) or return a proxy, your shares will not be voted, will not be treated as present for purposes of establishing a quorum and, assuming a quorum is present, this will have no effect on the Neenah adjournment proposal.

Because it is expected that all proposals to be voted on at the Neenah special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the Neenah special meeting.

Shares Held by Officers and Directors

As of the Neenah record date, the directors and executive officers of Neenah and their affiliates beneficially owned and were entitled to vote approximately                  shares of Neenah common stock representing approximately     % of the shares of Neenah common stock outstanding on that date. It is expected that Neenah’s directors and executive officers will vote their shares “FOR” the Neenah merger proposal, “FOR” the Neenah compensation proposal and “FOR” the Neenah adjournment proposal. As of the Neenah record date, SWM, the directors and officers of SWM and their affiliates beneficially owned no shares of Neenah common stock outstanding on that date.

Voting of Proxies

Each copy of this joint proxy statement/prospectus mailed to Neenah stockholders is accompanied by a form of proxy card with instructions for voting. If you hold shares in your name as a stockholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Neenah special meeting in person (via the Internet).

The procedures for voting by proxy are as follows:

Neenah Stockholder of Record: Shares Registered in Your Name

If you are a Neenah stockholder of record, you may vote in person (via the Internet) at the Neenah special meeting. by visiting www.virtualshareholdermeeting.com/NP2022SM and using the 16-digit control number found on your proxy card. Neenah recommends that Neenah stockholders log in at least fifteen minutes before the special meeting begins to ensure that they are logged in when the meeting starts. Online check-in will start shortly before the meeting on                , 2022.

Alternatively, you may vote by proxy over the Internet, by telephone or by mail. Whether or not you plan to attend the Neenah special meeting in person (via the Internet), we urge you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Neenah special meeting, you may still attend the Neenah special meeting and vote in person (via the Internet). In such case, your previously submitted proxy will be disregarded.

•	To vote by proxy over the Internet, follow the instructions provided on the proxy card.

•	To vote by proxy by telephone, call the toll-free number found on the proxy card.

•

To vote by proxy by mail, complete, sign and date the proxy card, and return it promptly in the envelope provided. If you return your signed proxy card to Neenah before the Neenah special meeting, the proxyholder will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Brokers, Banks or Other Nominees

If you are a beneficial owner of Neenah shares registered in the name of your broker, bank or other nominee, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Return the voting instructions as provided therein to ensure that your vote is counted. To vote at the Neenah special meeting in person (via the Internet), you must obtain a legal proxy from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contact your broker, bank or other nominee to request a proxy form.

All shares represented by valid proxies that Neenah receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted in accordance with the recommendation of the Neenah board of directors with respect to such proposals. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Neenah special meeting or at any adjournment or postponement of the Neenah special meeting. However, if other business properly comes before the Neenah special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under NYSE rules, banks, brokers and other nominees who hold shares of Neenah common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. If your broker, bank or other nominee holds your shares of Neenah common stock in “street name,” your broker, bank or other nominee will vote your shares of Neenah common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Broker non-votes with respect to any proposal are shares held by a broker, bank or other nominee that are represented at the Neenah special meeting because they are entitled to vote on at least one proposal, but with respect to which the broker or nominee does not have voting instructions from the beneficial owner or discretionary authority to vote on such specific proposal. Because it is expected that all proposals to be voted on at the Neenah special meeting will be “non-routine” matters, it is unlikely that there will be any broker non-votes at the Neenah special meeting, and broker non-votes, if any, will have no effect on any of the Neenah proposals.

Revocability of Proxies and Changes to a Neenah Stockholder’s Vote

If you hold your shares of Neenah common stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (i) submitting another properly completed proxy over the Internet, by telephone or by mail with a later date, (ii) delivering a written revocation letter to Neenah’s Secretary prior to the vote at the address below or (iii) attending the Neenah special meeting in person (via the Internet) and voting by ballot online.

Any Neenah stockholder entitled to vote at the Neenah special meeting in person (via the Internet) may vote online regardless of whether a proxy has been previously given, but the mere presence (without notifying Neenah’s Secretary) of a stockholder at the Neenah special meeting will not by itself constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Neenah, Inc.

3460 Preston Ridge Road, Suite 600

Alpharetta, Georgia 30005

Attention: Executive Vice President, General Counsel and Secretary

If your shares of Neenah common stock are held in “street name” by a broker, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies.

Solicitation of Proxies

Neenah is soliciting your proxy in conjunction with the merger. Neenah will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Neenah will request that banks, brokers, nominees and any other Neenah stockholders of record send proxies and proxy material to the beneficial owners of Neenah common stock and secure their voting instructions. Neenah has also made arrangements with Okapi Partners

LLC, to assist it in soliciting proxies and has agreed to pay Okapi Partners LLC approximately $20,000 plus reasonable expenses for these services.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials, including annual reports, with respect to two or more stockholders sharing the same address by delivering a single copy of the documents addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. In accordance with these rules, only one set of documents will be delivered to multiple stockholders sharing an address unless Neenah has received contrary instructions from one or more of the stockholders.

If, at any time, you no longer wish to participate in “householding” and would prefer to receive separate copies of the proxy materials with respect to Neenah, including annual reports, please notify your broker and direct your written request to: Investor Relations, Neenah, Inc., 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia, 30005, or contact the office of Neenah’s Secretary at (678) 566-6500. Neenah stockholders who currently receive multiple copies of such documents and would like to request “householding” of their communications should contact their brokers.

Attending the Neenah Special Meeting in Person (via the Internet)

All Neenah stockholders, including holders of record and Neenah stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Neenah special meeting in person (via the Internet). Neenah stockholders of record can vote at the Neenah special meeting in person (via the Internet) by visiting www.virtualshareholdermeeting.com/NP2022SM and using the 16-digit control number found on their proxy card. If you are not a Neenah stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote at the Neenah special meeting in person (via the Internet).

Neenah recommends that Neenah stockholders log in at least fifteen minutes before the meeting to ensure that they are logged in when the meeting starts. Online check-in will start shortly before the meeting on                , 2022.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Neenah common stock, please direct your inquiry to Neenah’s proxy solicitor as follows:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Call Toll-Free: 877-259-6290

Banks and Brokerage Firms Call: (212) 297-0720

Email: info@okapipartners.com

NEENAH PROPOSALS

Proposal No. 1—Neenah Merger Proposal

At the Neenah special meeting, the Neenah stockholders will be asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. Neenah stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Neenah board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that Neenah’s stockholders approve the merger proposal. Please see “The Merger—Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors” beginning on page [    ] for a more detailed discussion of the Neenah board of directors’ recommendation.

The Neenah board of directors unanimously recommends that Neenah stockholders vote “FOR” the Neenah merger proposal.

Proposal No. 2—Neenah Compensation Proposal

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act requires Neenah to seek a nonbinding advisory vote from its stockholders to approve the “golden parachute” compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Merger—Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors” beginning on page [    ], including the table titled “Merger-Related Compensation for Neenah’s Named Executive Officers” and its accompanying footnotes. As required by these provisions, Neenah is asking the Neenah stockholders to cast an advisory vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise relates to the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Neenah’s Directors and Executive Officers in the Merger” and “The Merger—Merger-Related Compensation for Neenah’s Named Executive Officers” beginning on pages [    ] and [    ], respectively, are hereby APPROVED.”

The vote on the Neenah compensation proposal is an advisory vote and will not be binding on Neenah, Neenah’s board of directors, SWM, any of Neenah or SWM’s subsidiaries or the combined company. Therefore, regardless of whether Neenah stockholders approve the Neenah compensation proposal, if the Neenah merger proposal is approved by the Neenah stockholders and the merger is completed, the compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise related to the merger will still be paid to such officers in accordance with the terms of their compensation agreements and arrangements. Approval of the Neenah compensation proposal is not a condition to the closing of the merger.

The Neenah board of directors unanimously recommends that Neenah stockholders vote “FOR” the Neenah compensation proposal.

Proposal No. 3 — Neenah Adjournment Proposal

The Neenah special meeting may be adjourned from time to time to another time or place, if the chairperson of the meeting determines necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Neenah merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Neenah stockholders.

If, at the Neenah special meeting, (i) there are insufficient shares of Neenah common stock represented (either in person (via the Internet) or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (ii) additional time is required for the filing and mailing of any supplemental or amended disclosure which Neenah has determined is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Neenah stockholders prior to the special meeting of Neenah stockholders, (iii) to allow reasonable additional time to solicit additional proxies, if and to the extent Neenah reasonably believes the number of shares of Neenah common stock present or represented and voting in favor of the Neenah merger proposal is insufficient to approve such proposal or (iv) if required by law, Neenah intends to move to adjourn the Neenah special meeting. In accordance with Neenah’s bylaws, a vote to approve the proposal to adjourn the Neenah special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Neenah special meeting to adopt the Neenah merger proposal may be taken in the absence of a quorum.

The Neenah board of directors unanimously recommends that Neenah stockholders vote “FOR” the Neenah adjournment proposal.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents attached to or incorporated by reference for a more complete understanding of the merger and the merger agreement. In addition, we incorporate important business and financial information about each of SWM and Neenah into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [    ].

Terms of the Merger

Each of the SWM and Neenah boards of directors has unanimously adopted and approved the merger agreement. The merger agreement provides that SWM and Neenah will combine their companies in a merger of equals, structured as a merger of Merger Sub with and into Neenah, with Neenah as the surviving corporation and a wholly owned subsidiary of SWM.

In the merger, each share of Neenah common stock issued and outstanding immediately prior to the effective time (other than certain shares owned by SWM or any of its wholly owned subsidiaries, including Merger Sub, or Neenah or any of its wholly owned subsidiaries) will be converted into the right to receive 1.358 shares of SWM common stock. No fractional shares of SWM common stock will be issued in connection with the merger, and Neenah stockholders will be entitled to receive cash in lieu thereof.

SWM stockholders are being asked to approve the issuance of SWM common stock as the merger consideration in the merger, and Neenah stockholders are being asked to approve the merger agreement, the merger and the other transactions contemplated thereby. See the section entitled “The Merger Agreement” beginning on page [    ] for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

The respective boards of directors of each of SWM and Neenah, together with their respective management teams, regularly review and assess the performance, strategy, competitive position, opportunities and prospects of their respective companies in light of the then-current business, economic and regulatory environments, as well as developments in the specialty products and other industries in which each company operates, in each case with the goal of enhancing long-term value for their respective stockholders. These reviews conducted by each company have included periodic consideration and discussion of potential strategic alternatives, including whether such company should continue to execute on its strategy as a stand-alone company; pursue various dispositions, acquisitions, business combinations or joint ventures; or seek to improve its capital structure, which could include deleveraging. As part of these reviews, the Chief Executive Officer of each company engages, from time to time, in informal discussions with key representatives of other companies regarding trends and developments, and, on occasion, strategic alternatives available to such company, including potential business combinations and other strategic transactions.

As a result of each company’s commitment to periodically evaluating strategic alternatives, during July and August 2019, John O’Donnell, the President and Chief Executive Officer of Neenah at that time, and Dr. Jeff Kramer, the Chief Executive Officer of SWM, engaged in preliminary discussions regarding possible strategic advantages in working together to gauge each company’s interest in pursuing a potential business combination or other strategic transaction with the other company. To facilitate that discussion, on August 13, 2019, Neenah and SWM entered into a mutual non-disclosure agreement as part of preliminary discussions regarding the exploration of a potential transaction, but no confidential information was exchanged between the parties at that time. While these preliminary discussions did not result in any specific proposal for a strategic transaction, Neenah and SWM determined that the potential strategic opportunities between the parties warranted a review with their respective boards. The preliminary discussions were reviewed by Neenah at a regular meeting of the Neenah board of directors on August 14-15, 2019, and by SWM at a meeting of the SWM board of directors on August 16, 2019. After reviewing and discussing the state of the industry at the time and potential strategic alternatives then-available to Neenah, the Neenah board of directors determined not to move forward with the commencement of due diligence or negotiation of potential transaction terms at that time, and that Neenah should instead continue to focus on executing on its then-current strategy and operating as an independent, stand-alone company.

Following these preliminary discussions, both SWM and Neenah continued to focus on executing their respective stand-alone strategic plans, including the review and execution of strategic acquisitions.

On February 1, 2020, Neenah announced that it had entered into a definitive agreement to acquire Vectorply Corporation, a composites media manufacturing company based in the United States. Neenah ultimately did not consummate that proposed transaction based on a number of considerations, including those related to the uncertainty of global markets at the beginning of the COVID-19 pandemic.

On February 11, 2020, Neenah announced that Ms. Schertell was appointed as the Chief Executive Officer of Neenah effective May 21, 2020.

On March 13, 2020, SWM acquired Tekra, LLC and Trient, LLC, converters of high-performance films and substrates based in the United States.

On April 6, 2021, Neenah acquired Global Release Liners, S.L., the parent company of Industrias de Transformación de Andoain, S.A., a manufacturer of release liner media headquartered in Spain, with additional operations in Mexico and Malaysia.

On April 15, 2021, SWM acquired Scapa Group Plc (which we refer to as “Scapa”), a UK-based innovation, design and manufacturing solutions provider for healthcare and industrial markets.

In August 2021, Dr. Kramer contacted Ms. Schertell to schedule an in-person introductory meeting to be held on September 3, 2021, as Dr. Kramer and Ms. Schertell had not met since Ms. Schertell was appointed as the Chief Executive Officer of Neenah. Prior to the meeting and to ensure that she had the relevant background regarding Neenah’s past interactions with SWM, on August 27, 2021, Ms. Schertell contacted Perella Weinberg to discuss the history of the interactions and discussions between Mr. O’Donnell and Dr. Kramer.

On September 3, 2021, Ms. Schertell and Dr. Kramer attended the scheduled in-person meeting, at which they discussed general industry conditions, each company’s ongoing business performance, as well as the prior CEO to CEO discussions in 2019 regarding a potential transaction. At this meeting, both Dr. Kramer and Ms. Schertell expressed that their respective company was focused on executing its respective strategy as an independent, stand-alone company, but that the board of directors of each company regularly reviews and assesses strategic alternatives that could enhance stockholder value and may be interested in exploring a potential combination of SWM and Neenah. No definitive terms of a proposed transaction were discussed during this meeting.

Following the September 3, 2021, meeting, Dr. Kramer updated SWM’s non-executive chair, Dr. John D. Rogers, on his discussion with Ms. Schertell. Dr. Kramer noted to Dr. Rogers that SWM should continue to execute its current strategy and operate as an independent company, but should also evaluate a potential business combination transaction with Neenah. Dr. Rogers expressed preliminary support for continued, exploratory discussions with Neenah.

Following the September 3, 2021, meeting, Ms. Schertell updated Neenah’s non-executive chair, William Cook, on her discussion with Dr. Kramer. Mr. Cook noted to Ms. Schertell the general view of the Neenah board of directors that Neenah should continue to focus on its current strategy as an independent stand-alone company, but that Neenah should also continue to evaluate strategic alternatives that could enhance stockholder value, including a possible combination of SWM and Neenah.

On September 22, 2021, Dr. Kramer and Ms. Schertell held a telephone call to further discuss each company’s ongoing business performance and the strategic merits of a potential combination of SWM and Neenah so that each could provide additional information to its board of directors.

On September 23, 2021, the SWM board of directors held a meeting with members of SWM’s senior management. During an executive session of the meeting, Dr. Kramer reported to the SWM board of directors the discussions he had with Ms. Schertell regarding a potential combination of SWM and Neenah. The SWM board of directors discussed the potential combination, including its potential risks and benefits, in addition to other strategic alternatives. The SWM board of directors also discussed SWM’s strategy as an independent, stand-alone company and confirmed its continued confidence in SWM’s strategy as an independent, stand-alone company and the value creation anticipated therefrom for SWM and its stockholders. Following discussion, the SWM board of directors directed Dr. Kramer to continue to engage in discussions with Ms. Schertell and proceed with an evaluation of the benefits and risks of a potential combination of SWM and Neenah so that the SWM board of directors could further assess the transaction.

On September 24, 2021, the Neenah board of directors held a telephone call with members of Neenah’s senior management. During the call, Ms. Schertell discussed with the Neenah board of directors the discussions she had with Dr. Kramer regarding a potential combination of SWM and Neenah. The Neenah board of directors discussed the potential combination, including its potential risks and benefits, in addition to other strategic alternatives. With respect to the potential combination, among the factors considered by the Neenah board of directors were the potentially complementary businesses, the potential for synergies and the potential for benefits related to increased scale and a strengthened financial profile. The Neenah board of directors also discussed Neenah’s strategy as an independent, stand-alone company and confirmed its continued confidence in Neenah’s strategy as an independent, stand-alone company and the value creation anticipated therefrom for Neenah and its stockholders. As part of this discussion, Neenah’s independent directors acknowledged the progress they felt Neenah’s management had been making in executing Neenah’s strategic plan and setting up the company for long-term success, and expressed their view that, if the two companies ultimately determined to move forward with the potential combination, Ms. Schertell should likely continue to play an integral role as Chief Executive Officer of the combined company, given their confidence in Ms. Schertell and her ability to unlock the potential benefits of the potential combination. However, Neenah’s independent directors also determined that Neenah should focus on its diligence evaluation of SWM and the potential synergies and benefits associated with a combination with SWM, and that the Chief Executive Officer role and other governance aspects of the combined company should be considered by the Neenah board of directors once it had a better understanding of a potential combination of SWM and Neenah. Following discussion, the Neenah board of directors directed Ms. Schertell to continue to engage in discussions with Dr. Kramer and proceed with an evaluation of the benefits and risks of a potential combination of SWM and Neenah so that the Neenah board of directors could further assess the transaction.

On October 29, 2021, the Neenah board of directors held a telephone call with members of Neenah’s senior management. During the call, the Neenah board of directors again discussed the meetings and calls between Ms. Schertell and Dr. Kramer and the potential combination of SWM and Neenah, including strategic rationale and potential acceleration of growth.

On November 5, 2021, Dr. Kramer and Ms. Schertell held a telephone call to discuss both parties’ initial reflections on the potential combination of SWM and Neenah and potential next steps for the evaluation of the potential combination. As part of this discussion, Dr. Kramer and Ms. Schertell agreed that a thorough evaluation of the industrial logic, strategic fit and synergy potential of a combination of Neenah and SWM, as well as the costs of achieving such synergies, must be a key next step as part of each of SWM’s and Neenah’s evaluation of a potential transaction.

In early November, each of Neenah and SWM internally discussed the possibility of conducting an evaluation of each company’s business and the potential combination through each company sharing nonpublic information with third party advisors (rather than directly with the other party) in a “clean room” diligence exercise (which we refer to as the “clean room diligence evaluation”), subject to approval by each company’s board of directors.

Between September and November 2021, Dr. Kramer provided Dr. Rogers with additional updates on the discussions Dr. Kramer had with Ms. Schertell regarding a potential business combination transaction with Neenah. Dr. Rogers continued to express preliminary support for continued exploratory discussions and also encouraged Dr. Kramer to engage external advisors at the appropriate time to allow SWM to evaluate a potential transaction. During such time, SWM’s senior management also began preparing for the continued evaluation of a potential business combination transaction, including gathering internal diligence information, assessing area of focus for the potential clean room diligence evaluation, evaluating possible financial and legal advisors and discussing potential transaction structures for such a combination.

On November 16-18, 2021, the Neenah board of directors held a regularly scheduled meeting. Representatives of Neenah’s legal counsel, Bryan Cave Leighton Paisner LLP (which we refer to as “BCLP”), were in attendance. Representatives of Perella Weinberg, which had acted as Neenah’s financial advisor in connection with its prior acquisition of Global Release Liners, S.L. and were familiar with Neenah’s business and strategies, as well as Mr. O’Donnell’s preliminary discussions with Dr. Kramer in 2019, were also in attendance as part of an annual review of Neenah’s long-term financials and strategic alternatives. At the meeting, Ms. Schertell reported to the Neenah board of directors on the latest discussions she had with Dr. Kramer regarding a potential combination of SWM and Neenah. Representatives of Perella Weinberg discussed their preliminary financial perspectives regarding Neenah, and the risks, opportunities and alternatives specific to Neenah’s long-term strategy. Further, at the request of Ms. Schertell, representatives of Perella Weinberg discussed potential strategic alternatives which could be available to Neenah, including a potential business combination with SWM and continuing to focus on executing management’s current strategy and operating as an independent, stand-alone company. Following the discussion, the Neenah board of directors directed Ms. Schertell to continue to engage in initial discussions with Dr. Kramer to finalize a path forward for an evaluation of a potential combination of SWM and Neenah, in order to assess the industrial logic, strategic fit and synergy potential of the potential combination of Neenah and SWM and to also engage in the clean room diligence evaluation. The Neenah board of directors also directed Ms. Schertell to schedule a meeting involving Ms. Schertell, Dr. Kramer and the non-executive chair of each company’s board of directors.

On November 22, 2021, Ms. Schertell and Dr. Kramer discussed scheduling an in-person discussion among Ms. Schertell, Mr. Cook, Dr. Kramer and Dr. Rogers in January 2022. Dr. Kramer and Ms. Schertell agreed that getting an advance date on the calendar would be beneficial while Dr. Kramer and Ms. Schertell continued their preliminary, exploratory discussions. After this discussion, Dr. Kramer provided Dr. Rogers with an update regarding the proposed January meeting. Dr. Rogers also noted that he and the rest of the SWM board of directors would likely be amenable to a meeting if the general governance framework of the potential combined company could be advanced prior to such meeting. Ms. Schertell also provided Mr. Cook with an update regarding the proposed January meeting.

On November 30, 2021, SWM and Neenah agreed to extend the term of their mutual non-disclosure agreement through November 30, 2024 to further explore a potential transaction.

On December 6, 2021, Dr. Kramer and Ms. Schertell held a telephone call to discuss the feedback from each company’s board of directors and to plan an in-person meeting for December 13, 2021, at which they would discuss the parties’ potential interest in moving forward with a preliminary evaluation and plan the path forward for such evaluation. Dr. Kramer and Ms. Schertell also generally discussed a potential transaction timeline and the process for the clean room diligence evaluation. After this discussion, Dr. Kramer provided Dr. Rogers with an update regarding the proposal for an in-person meeting on December 13, 2021, and Ms. Schertell provided Mr. Cook with an update regarding the call with Dr. Kramer.

On December 9, 2021, the SWM board of directors held a meeting with members of SWM’s senior management also in attendance. At the meeting, Dr. Kramer reviewed his discussions with Ms. Schertell regarding a potential business combination transaction with Neenah, as well as the proposed December 13, 2021, meeting between Dr. Kramer and Ms. Schertell. The SWM board of directors and SWM’s senior management also reviewed strategic alternatives available to SWM, including other potential business combinations, a sale of part or all of SWM, other strategic transactions and continuing to focus on executing management’s current strategies and operating as an independent, stand-alone company. During this discussion, Dr. Kramer recommended to the SWM board of directors that SWM continue to execute its current strategy and operate as an independent company, while also evaluating a potential business combination transaction with Neenah. Dr. Kramer also presented the SWM board of directors with a formal approach on how to pursue a step-by-step approach to evaluating the value of such a transaction, which included a potential upcoming discussion with Ms. Schertell regarding the general governance framework of the potential combined company. The SWM board of directors noted the need to validate the synergy potential of a combination of Neenah and SWM, as well as the costs of achieving such synergies, in order to fully evaluate the merits of a potential business combination. Following discussion, the SWM board of directors expressed support for Dr. Kramer’s recommendation and authorized SWM’s management to engage external advisors to assist SWM with an evaluation of a potential business combination transaction and the clean room diligence evaluation. The SWM board of directors also expressed its support for the December 13, 2021, meeting between Dr. Kramer and Ms. Schertell and agreed that a discussion of the general governance framework for the combined company should be on the agenda for such meeting.

On December 13, 2021, Ms. Schertell and Dr. Kramer met in person to align on the focus and process of the clean room diligence evaluation in order to ensure that this evaluation would be conducted in a manner that would allow both parties to fully assess the industrial logic, strategic fit and synergy potential of the potential combination of SWM and Neenah. Ms. Schertell and Dr. Kramer also agreed that a potential general framework for the governance of the combined company for consideration by the SWM and Neenah boards of directors would be important for the SWM and Neenah boards of directors to fully evaluate a potential business combination. Ms. Schertell and Dr. Kramer discussed the possibility of Ms. Schertell serving as the Chief Executive Officer of the combined company, with Dr. Kramer having an advisory role following the closing, if the SWM board of directors and Neenah board of directors were to deem it appropriate. Dr. Kramer also noted that, if the Neenah board of directors deemed it appropriate for Ms. Schertell to serve as the Chief Executive Officer of the combined company, he believed SWM’s board of directors would deem it appropriate for SWM to have the right to designate the chair of the board. Dr. Kramer and Ms. Schertell agreed to further discuss these social and governance issues with the SWM board of directors and Neenah board of directors, respectively.

Following this meeting, Dr. Kramer provided Dr. Rogers with an update regarding his meeting with Ms. Schertell and the discussions regarding the potential governance framework for the combined company. Dr. Kramer noted to Dr. Rogers that if the SWM board of directors was supportive of a potential business combination, Dr. Kramer was amenable to serving in an advisory role post-closing with Ms. Schertell serving as the Chief Executive Officer of the combined company, so long as the board of directors of the combined company was comprised of a majority of directors designated by SWM, with SWM also having the right to designate the chair of the board of directors of the potential combined company. Dr. Rogers expressed his view that, subject to further discussions with the SWM board at a later date, this potential governance framework was sufficient for Ms. Schertell, Mr. Cook, Dr. Kramer and Dr. Rogers to meet in January to continue discussions regarding a potential business combination

On December 17, 2021, the Neenah board of directors held a telephone call with members of Neenah’s senior management. During the call, Ms. Schertell reported to the Neenah board of directors on the latest discussions she had with Dr. Kramer regarding a potential combination of SWM and Neenah, including the plans for the clean room diligence evaluation, the plans for a January dinner meeting involving Ms. Schertell, Mr. Cook, Dr. Kramer and Dr. Rogers in order to further discuss the potential combination and their discussions regarding the Chief Executive Officer role in the combined company, chair of the board of directors of the potential combined company and Dr. Kramer’s potential advisory role in the combined company. The Neenah board of directors also further discussed the industrial logic, strategic fit and synergy potential of a combination of Neenah and SWM, and other strategic alternatives available to Neenah. As part of this discussion, Neenah’s independent directors again expressed their view that, if the two companies ultimately determined to move forward with the potential combination, Ms. Schertell should likely continue to play an integral role as Chief Executive Officer of the combined company, given their confidence in Ms. Schertell and her ability to unlock the potential benefits of the potential combination, and also that Dr. Kramer should serve in an advisory role as it would be beneficial to the combined company following the closing. Following discussion, the Neenah board of directors directed Neenah management to continue with an evaluation of a potential combination between Neenah and SWM, including further discussions of potential governance structures and operational aspects of the combined company, while continuing to execute its current strategy and operating as an independent, stand-alone company. The Neenah board of directors specifically noted the need to analyze and confirm the industrial logic, strategic fit and synergy potential of the potential combination of Neenah and SWM, in order to fully evaluate the potential combination. The Neenah board of directors also expressed its support for the planned January dinner meeting between Ms. Schertell, Mr. Cook, Dr. Kramer and Dr. Rogers.

On December 20, 2021, SWM engaged J.P. Morgan to act as SWM’s financial advisor for purposes of evaluating a potential transaction. SWM engaged J.P. Morgan due to the fact that, among other matters, J.P. Morgan had acted as SWM’s financial advisor in connection with its prior acquisition of Scapa and was familiar with SWM’s business and strategies as well as SWM’s preliminary discussions with Neenah’s prior Chief Executive Officer regarding a potential transaction. J.P. Morgan’s engagement was formalized in an engagement letter by and between SWM and J.P. Morgan on January 16, 2022.

On January 11, 2022, Ms. Schertell, Mr. Cook, Dr. Kramer and Dr. Rogers attended the scheduled dinner meeting and discussed the potential opportunity to combine Neenah and SWM and the value creation potential for their respective stockholders in a merger of equals transaction between the parties. None of the parties at this meeting proposed any specific transaction terms. The parties also agreed that in addition to further discussions regarding the specifics of the governance of the combined company, SWM’s and Neenah’s continued evaluation of a potential merger of equals transaction should focus primarily on the industrial logic, strategic fit and synergy potential of a combination of Neenah and SWM.

Throughout December 2021 and January 2022, Neenah’s senior management continued to work with Perella Weinberg to evaluate a potential merger of equals transaction, and SWM’s senior management team also continued to work with J.P. Morgan to evaluate a potential merger of equals transaction. During that time, both parties’ senior management teams also met with selected consulting firms to evaluate proposals to assist with diligence, with both parties ultimately agreeing to jointly engage EY-Parthenon (which we refer to as “EY”) on or about January 23, 2022, to evaluate the synergy potential of a merger of equals transaction and advise both parties through the diligence evaluation.

On January 14, 2022, Neenah’s independent directors held a meeting, during which Mr. Cook reported to Neenah’s independent directors on the discussions among Ms. Schertell, Mr. Cook, Dr. Kramer and Dr. Rogers at the January 11, 2022 dinner meeting. Mr. Cook responded to questions from Neenah’s other independent directors, and Neenah’s independent directors discussed the dinner meeting and the potential merger of equals transaction, including the industrial logic, strategic fit and synergy potential of a combination of Neenah and SWM and the timeline and process for the merger generally.

On January 24, 2022, members of both Neenah’s and SWM’s respective senior management teams attended a meeting to jointly review the management presentations prepared by each of Neenah and SWM. Also present at this meeting were representatives of EY, Perella Weinberg and J.P. Morgan. The management presentations were presented by each senior leadership team and were designed to allow each company’s senior management and financial advisors to continue to evaluate the strategic logic of a potential merger of equals transaction between the companies. The management presentations focused on various financial and operational aspects of the two companies, including the industrial logic, strategic fit and synergy potential of a potential merger of equals transaction.

On January 26-27, 2022, the Neenah board of directors held a regularly scheduled meeting, during which an executive session of the Neenah board of directors was held with Perella Weinberg, Ms. Schertell and Noah Benz, Executive Vice President, General Counsel and Secretary of Neenah, in attendance. During this executive session, Ms. Schertell provided the Neenah board of directors with an update on the management presentations, as well as the status of discussions with SWM and preparations for the clean room diligence evaluation. Ms. Schertell discussed with the Neenah board of directors how the information gathered during Neenah’s initial evaluation of SWM and a potential combination of the two companies by Neenah’s management made the potential merger of equals transaction even more attractive than initially anticipated, with numerous opportunities for significant value creation. Senior management further presented to the Neenah board of directors an overview of their to-date diligence evaluation of SWM, a strategic combination hypothesis, SWM’s fit with Neenah’s current portfolio, and an update on the process generally. Representatives from Perella Weinberg also discussed their views regarding the value that could be created in the potential merger of equals transaction, including the benefits of the increased scale of the combined company, potential strategic synergies and a potentially greater interest from analysts and investors given the increased scale. The Neenah board of directors discussed the merits of the potential merger of equals transaction, including potential value creation through complementary businesses, growth acceleration potential, synergies, strategic combination hypothesis, scale opportunities and a strengthened financial profile. Ms. Schertell described the engagement of EY to conduct an independent review of the potential synergies and value creation of the potential merger of equals transaction. The Neenah board of directors also reviewed Neenah’s business plan and projections if it were to remain an independent, stand-alone company, and confirmed their continued confidence in Neenah’s strategy as an independent, stand-alone company and the value creation anticipated therefrom for Neenah and its stockholders. Following a discussion by Neenah’s independent directors in an executive session of the independent directors, the Neenah board of directors directed Ms. Schertell to continue with the evaluation of the merits of the potential merger of equals transaction, including further discussions of potential governance structures and operational aspects of the combined company, so that the Neenah board of directors could further assess the transaction and the company’s options generally.

On January 28, 2022, Dr. Kramer and Ms. Schertell held a telephone call to discuss the feedback from the Neenah board of directors meeting. Ms. Schertell informed Dr. Kramer that the Neenah board of directors continued to support moving forward with the clean room diligence evaluation to be conducted by EY. Dr. Kramer and Ms. Schertell further discussed next steps for each team to interact with EY, populate the virtual data room with the data necessary for EY to complete its analysis and coordinate additional next steps. Dr. Kramer and Ms. Schertell also agreed to meet again the following week to discuss the progress of both companies’ diligence evaluations.

On February 7, 2022, Dr. Kramer and Ms. Schertell held a telephone call to discuss due diligence and the initial progress on the clean room diligence evaluation. Dr. Kramer and Ms. Schertell also discussed the input they received from their respective boards of directors regarding the potential governance framework for the combined company. Ms. Schertell noted that, while the Neenah board of directors continued to evaluate the proposed combination and the potential governance framework for the combined company, the initial view of Neenah’s independent directors was that Ms. Schertell should serve as Chief Executive Officer of the combined company. Dr. Kramer noted that SWM’s independent directors had indicated that they would be amenable to discussing Ms. Schertell’s role as the Chief Executive Officer of the combined company, subject to continued evaluation of the proposed combination and the potential governance framework of the combined company. Each noted that their respective boards of directors had also indicated that they would likely be supportive of Dr. Kramer serving in an advisory role following the closing and also supportive of the SWM chair serving as the non-executive chair of the combined company, subject to continued evaluation of the proposed combination and the potential governance framework of the combined company. Dr. Kramer and Ms. Schertell further noted that additional discussions and determinations, including by each company’s board of directors, would be required regarding the potential governance framework of the combined company and other social and governance issues, but that such discussion should be subject to the parties’ continued focus on the industrial logic, strategic fit and synergy potential of a combination of Neenah and SWM.

Following the February 7, 2022 call between Dr. Kramer and Ms. Schertell, Dr. Kramer updated Dr. Rogers on these discussions.

In early February 2022, Neenah instructed BCLP to assist with a legal due diligence review of the publicly-available information related to SWM, and on or about February 21, 2022, BCLP delivered a preliminary legal due diligence memorandum to Neenah.

On February 17, 2022, members of SWM’s senior management team met with the SWM board of directors to provide an update on the potential transaction and the progress and findings of the clean room diligence. Representatives of J.P. Morgan were also in attendance at this meeting. During the meeting, SWM’s senior management reviewed with the SWM board of directors the merits of the potential merger of equals transaction, including potential value creation through complementary businesses, growth acceleration potential, synergies, strategic combination hypothesis, scale opportunities and a strengthened financial profile. SWM’s senior management further presented to the SWM board of directors an overview of their to-date diligence evaluation of Neenah, a strategic combination hypothesis, SWM’s fit with Neenah’s current portfolio, and an update on the process generally. Dr. Kramer reviewed with the SWM board of directors the discussions he had with Ms. Schertell regarding the potential governance framework for the combined company. As part of this discussion, Dr. Kramer noted that, if the SWM board of directors determined that a potential merger of equals transaction had the potential to enhance value for SWM stockholders and deliver the best possible products for SWM’s customers and communities, then he was amenable to a governance framework whereby Ms. Schertell would serve as the Chief Executive Officer of the combined company, he would serve in an advisory role following the closing, and the SWM chair would serve as the non-executive chair of the combined company. Dr. Kramer also discussed with SWM’s board of directors his belief that a governance framework in which a majority of the members of the board of directors were designated by SWM would likely be acceptable to Neenah.

Also during this meeting of the SWM board of directors, representatives of J.P. Morgan discussed certain key considerations that typically arise in a merger of equals transaction, including among other matters, the pro forma stockholder ownership of the combined company, the go-forward governance of the combined company, including appointment of members of management and the composition of the board of directors and committees of the board of directors, and certain other issues regarding the combined company, including selection of the headquarters and name of the combined company. Representatives of J.P. Morgan also reviewed with the SWM board of directors a historical exchange ratio analysis for SWM’s and Neenah’s common stock and the overlap in SWM’s and Neenah’s stockholder base. Following discussion, the SWM board of directors reiterated its support for the continued evaluation of a potential merger of equals transaction with Neenah.

On February 18, 2022, EY provided a preliminary synergies analysis to Neenah’s and SWM’s senior management teams, with representatives of both parties’ financial advisors in attendance. EY shared its initial feedback based on the diligence evaluation of publicly-available information, and the parties’ management teams discussed additional priority areas for continued diligence.

On February 21, 2022, Dr. Kramer and Ms. Schertell held a telephone call to discuss the preliminary synergy analysis and the potential operating model and business unit structure of the proposed combined company. Dr. Kramer and Ms. Schertell agreed that significant synergy potential and strategic logic had been identified in EY’s initial analysis. Dr. Kramer and Ms. Schertell discussed their preliminary thoughts on a potential exchange ratio. No specific exchange ratio or pro forma ownership of the combined company was discussed by Dr. Kramer or Ms. Schertell during this call, though Dr. Kramer and Ms. Schertell agreed that any exchange ratio and pro forma ownership should be determined over an appropriate historic period that fairly valued both parties’ respective businesses. Dr. Kramer and Ms. Schertell also discussed how the composition of the board of directors of the proposed combined company would need to be agreed if the parties moved forward with the potential merger of equals transaction.

On February 22, 2022, the Neenah board of directors held a special meeting to discuss updates regarding the potential merger of equals transaction. Members of Neenah’s senior management team and representatives of Perella Weinberg were also in attendance at this meeting. During the meeting, senior management reviewed an illustrative transaction timeline and transaction workstreams, key diligence workstreams and findings, including with respect to the preliminary legal due diligence memorandum prepared by BCLP, and the Neenah board of directors, senior management and Perella Weinberg discussed the potential value and benefits of such a transaction to Neenah and its stockholders, including the synergy potential and other value creation opportunities (including from the significant increase in scale and improved strategic position of the combined company, particularly in light of the current industry landscape and the increasing focus on scale and consolidation among key peers of the companies), the tax-efficient nature of the transaction and the meaningful financial flexibility of the combined company. Perella Weinberg also reviewed with the Neenah board of directors certain preliminary aspects of the relative equity valuations and other metrics of the two companies, which Perella Weinberg advised the Neenah board of directors were consistent with merger of equals transactions. Senior management reviewed the synergy analysis performed by EY. Ms. Schertell also provided the Neenah board of directors with another update on her discussions with Dr. Kramer, including their discussions regarding the CEO role in a potential combined company and each of Ms. Schertell’s and Dr. Kramer’s interests in potentially continuing in that role, discussions regarding Dr. Kramer potentially having an advisory role following the closing, discussions regarding SWM’s chair potentially serving as non-executive chair of the combined company and discussions regarding the potential apportionment of seats for the board of directors of the combined company between the two companies. The Neenah board of directors and senior management agreed that, while the potential strategic benefits of the transaction, such as synergy potential and other value creation opportunities, were becoming clearer, additional confirmatory work and diligence still remained. The Neenah board of directors also reviewed again Neenah’s business plan and projections if it were to remain an independent, stand-alone company, and confirmed their continued confidence in Neenah’s strategy as an independent, stand-alone company and the value creation anticipated therefrom for Neenah and its stockholders. During this meeting, the Neenah board of directors held an executive session of the independent directors, at which Neenah’s independent directors further discussed Neenah’s business plan, projections and historical financials, and their perspectives on the potential merger of equals transaction. Following this discussion, Neenah’s independent directors reiterated their support for the continued evaluation of a potential merger of equals transaction with SWM, so that the Neenah board of directors could further assess the transaction.

On February 25, 2022, Dr. Kramer and Ms. Schertell held a telephone call to discuss feedback from the Neenah board of directors meeting. Ms. Schertell indicated that the Neenah board of directors remained generally supportive of the continued evaluation of a potential merger of equals transaction, subject to satisfactory completion of diligence and the synergy analysis from EY. Additionally, Ms. Schertell and Dr. Kramer expressed continued organizational support from both companies in moving forward in a merger of equals transaction.

On March 4, 2022, the Neenah board of directors held a special meeting to discuss the status of the ongoing diligence evaluation and financial analysis for the potential merger of equals transaction. Members of Neenah’s senior management and representatives of Perella Weinberg were also in attendance at this meeting. At that meeting, Mr. Cook provided an update to Neenah’s other independent directors regarding a telephone call he had with a representative from Cravath, Swaine & Moore LLP (which we refer to as “Cravath”) in February 2022, and Neenah’s independent directors expressed their view that the independent directors having their own counsel in a potential significant merger transaction would be helpful. Following discussion, Neenah’s independent directors determined to formally engage Cravath as counsel to Neenah’s independent directors in connection with the potential merger of equals transaction. During the meeting, senior management again reviewed an illustrative transaction timeline and transaction workstreams and key diligence workstreams and findings. The Neenah board of directors discussed with representatives of Perella Weinberg and senior management various metrics and how they impacted the relative contribution of each company in a merger of equals transaction, and representatives of Perella Weinberg confirmed that the relative equity valuations and other metrics of the two companies remained consistent with merger of equals transactions. Senior management also presented to the Neenah board of directors on the SWM business, strategic fit, preliminary results of due diligence and market assessments. The Neenah board of directors and senior management also discussed the preliminary synergy analysis by EY and senior management, the potential acceleration of growth and benefits of scale from a potential combination and high level transaction terms for the potential merger of equals transaction, including the composition of the board of directors of the combined company, the role of chair of the board of directors of the combined company, the role of Chief Executive Officer of the combined company and the headquarters, name and operating model of the combined company.

On March 7, 2022, Neenah’s independent directors held a meeting. Representatives of Cravath were present at the meeting. At the meeting, Neenah’s independent directors provided Cravath with a comprehensive summary of the background for the potential merger of equals transaction. Representatives of Cravath discussed with Neenah’s independent directors their fiduciary duties, both in general and in the context of various types of transactions (including merger of equals transactions), as well as how the Neenah board of directors might evaluate the potential transaction with SWM. Representatives of Cravath also discussed with Neenah’s independent directors typical elements of merger of equals transactions. Neenah’s independent directors then discussed the potential governance structure of the combined company, including the role of Chief Executive Officer of the combined company. As part of this discussion, Neenah’s independent directors again expressed their view that, if the two companies ultimately determined to move forward with the potential combination, Ms. Schertell should likely continue to play an integral role as Chief Executive Officer of the combined company, given their confidence in Ms. Schertell and her ability to unlock the potential benefits of the potential combination. After discussion, Neenah’s independent directors determined to further discuss the Chief Executive Officer role and other governance aspects of the combined company at subsequent meetings, once additional financial and operational diligence had been completed and there was greater clarity regarding the potential combined company. Neenah’s independent directors then discussed potential terms and next steps for the potential merger of equals transaction between SWM and Neenah, including with respect to the completion of diligence and negotiation of definitive transaction documentation.

On March 10, 2022, the Neenah board of directors held a special meeting to discuss the status of the ongoing diligence evaluation and financial analysis for the potential merger of equals transaction. Members of Neenah’s senior management and representatives of Perella Weinberg were also in attendance. At this meeting, Ms. Schertell reviewed an updated illustrative transaction timeline and key workstreams. Ms. Schertell and other senior management gave an update with respect to the status of the diligence evaluation of SWM and the potential business combination between Neenah and SWM, confirming that no material issues had been identified. Perella Weinberg and Neenah’s senior management team then reviewed a preliminary set of synergy estimates from the EY analysis, merger of equals exchange ratio calculations and considerations, comparisons to “hold value” estimates, an early view of SWM’s environmental, social and governance profile, and an illustrative business structure for the proposed combined company. Perella Weinberg and senior management also reviewed Neenah’s business plan and projections if it were to remain an independent, stand-alone company and the valuation implied by such plan and projections, including in light of changes since the Neenah board of directors had last considered such plan and projections. The Neenah board of directors again discussed with representatives of Perella Weinberg and senior management various metrics and how they impacted the relative contribution of each company in a merger of equals transaction. In addition, the Neenah board of directors discussed with senior management the strategic fit, preliminary diligence results, and the potential acceleration of growth and benefits of scale from a potential combination. After discussion, the Neenah board of directors agreed that the merger of equals transaction between SWM and Neenah continued to represent an attractive opportunity to create value for Neenah and its stockholders above that which was expected if Neenah remained an independent, stand-alone company. The Neenah board of directors directed senior management to execute a formal engagement letter with Perella Weinberg to confirm Perella Weinberg’s engagement as Neenah’s financial advisor in connection with the potential merger of equals transaction. Perella Weinberg was selected due to Perella Weinberg’s knowledge of the business and affairs of Neenah, including from Neenah’s prior experiences working with Perella Weinberg on strategic transactions and the board of directors’ belief that Perella Weinberg had extensive experience advising companies in the industry, as well as significant experience providing strategic and financial advisory services in comparable merger of equals transactions.

On March 11, 2022, Neenah formally entered into an engagement letter with Perella Weinberg, confirming Perella Weinberg’s engagement as Neenah’s financial advisor in connection with the potential merger of equals transaction.

Throughout February and early-to-mid-March 2022, senior management and advisors of both Neenah and SWM continued their respective diligence evaluations based on publicly-available information. On March 11, 2022, the parties opened another virtual dataroom, which was populated with non-public due diligence materials of each party in response to diligence request lists that were prepared by the parties and their respective advisors. During this time, senior management of each party responded to the due diligence requests of the other party and its respective advisors by uploading responsive documents in the virtual dataroom, providing written responses and participating in due diligence calls.

Following the opening of the virtual dataroom, throughout February and March, SWM’s senior management met periodically with representatives of King & Spalding LLP (which we refer to as “King & Spalding”), SWM’s legal advisor, to review transaction timelines, review and respond to Neenah’s open diligence requests, review and supplement SWM’s open diligence requests, review and discuss preliminary legal diligence findings and discuss structural considerations for a potential transaction. During this period, Neenah’s senior management also met periodically with representatives from BCLP to review and discuss preliminary diligence findings and supplemental diligence requests, the proposed structure for the potential transaction, transaction timelines, and the process generally.

On March 14, 2022, Dr. Kramer and Ms. Schertell held a telephone call to discuss impressions of the EY synergies analysis resulting from the clean room diligence evaluation. Dr. Kramer and Ms. Schertell agreed that significant synergy potential and strategic logic had been detailed in the EY report. Dr. Kramer and Ms. Schertell planned to meet in person on March 17, 2022, after SWM’s and Neenah’s respective board of directors meetings (on March 15 and March 16, respectively), together with Dr. Rogers and Mr. Cook, along with Dr. Kimberly Ritrievi, SWM’s Audit Committee chair, to discuss a potential path forward in the event that both companies’ boards of directors approved proceeding with the negotiation of transaction terms and definitive transaction agreements.

On March 14 and March 15, 2022, Ms. Schertell and Dr. Kramer held telephone calls during which they discussed potential cost synergies that could be achievable in the transaction, as well as how the complementary portfolios and business strategies of SWM and Neenah could position the combined company to better serve customers and provide more flexibility to both companies’ profiles. Ms. Schertell and Dr. Kramer also discussed possible approaches to calculating a fixed exchange ratio for the proposed merger of equals transaction, with both parties acknowledging that any exchange ratio should be based on average valuation metrics over an appropriate period of time rather than valuation metrics as of or immediately prior to a specific date. They also continued discussions of potential governance structures of the combined company, including the composition and size of the board of directors of the combined company, the headquarters of the combined company and whether the combined company would change its name. Both Ms. Schertell and Dr. Kramer agreed to continue to discuss the specifics regarding governance of the combined company, along with the various other transaction considerations, with their respective boards of directors.

On March 15, 2022, members of SWM’s senior management team met with the SWM board of directors to provide an update on the potential transaction. Representatives of J.P. Morgan and King & Spalding were also in attendance at this meeting. During the meeting, representatives of King & Spalding discussed with the SWM board of directors its fiduciary duties, both in general and in the context of various types of transactions (including merger of equals transactions), as well as how the SWM board of directors might evaluate the potential transaction with Neenah. The SWM board of directors and SWM’s senior management reviewed EY’s synergies analysis resulting from the clean room diligence evaluation. As part of this discussion, the SWM board of directors, SWM’s senior management and representatives of J.P. Morgan discussed the potential financial and strategic benefits of a potential merger of equals transaction to SWM and its stockholders, including the synergy potential and other potential value creation opportunities (including from the expected increase in scale and improved strategic position of the combined company, particularly in light of the current industry landscape and the increasing focus on scale and consolidation among key peers of the two companies), the tax-efficient nature of the potential transaction and the improved financial flexibility of the combined company. SWM’s senior management noted that, based on its ongoing assessment of the potential merger of equals transaction and the due diligence and synergy analysis, it continued to believe that the potential merger of equals transaction was a compelling synergistic combination offering significant benefits to both parties, and would enable the combined company to unlock significant value in the market. Additionally, Dr. Kramer reviewed the recent discussions he had with Ms. Schertell regarding a potential transaction with Neenah, including their discussions regarding potential governance structures and potential approaches to exchange ratios. Representatives of J.P. Morgan reviewed with the SWM board of directors a preliminary financial analysis of illustrative exchange ratios, and the potential premiums and discounts associated with each such exchange ratio. After discussion, the SWM board of directors agreed that the merger of equals transaction between SWM and Neenah continued to represent an attractive opportunity to create value for SWM and its stockholders above that which was expected if SWM remained an independent, stand-alone company and instructed J.P. Morgan to continue to analyze possible exchange ratios for a potential transaction for further discussion with the SWM board of directors at a meeting to be held on March 18, 2022.

On March 16, 2022, the Neenah board of directors held a meeting to discuss the proposed transaction and review the results of the diligence evaluation. Representatives of Perella Weinberg, EY and Cravath were present at the meeting. During this meeting, the Neenah board of directors held two executive sessions of the independent directors, with representatives of Cravath present for the second executive session. During the first executive session, Neenah’s independent directors discussed the agenda for the meeting, including key points for discussion. During the second executive session, representatives of Cravath reviewed with Neenah’s independent directors their fiduciary duties, both in general and in the context of various types of transactions (including merger of equals transactions), which they had discussed in detail with Neenah’s independent directors at a prior meeting. Following the executive sessions, Ms. Schertell provided an update on her latest discussions with Dr. Kramer regarding the proposed merger of equals transaction, including their discussions regarding potential governance structures and potential approaches to exchange ratios.

Also at the March 16, 2022 meeting, EY presented the Neenah board of directors with its synergies analysis resulting from the clean room diligence evaluation, including the process to complete the analysis, the confidence in their findings and the conclusions and assumptions. EY shared its overall assessment that the potential merger of equals transaction was a compelling synergistic combination offering significant benefits to both parties and would enable the combined company to unlock significant value in the market. The Neenah board of directors discussed with EY the potential benefits and difficulties of achieving the various synergies, the reasons behind EY’s assumptions, the success rates of merger of equals transactions in capturing synergies and the costs and timeline associated with capturing such synergies. Senior management also summarized the to-date diligence evaluation of SWM and the potential combination of Neenah and SWM. Senior management further noted to the Neenah board of directors that the diligence evaluation conducted thus far did not produce any material concerns. At this same meeting, Perella Weinberg also reviewed an illustrative transaction timeline and transaction workstreams, and provided the Neenah board of directors with a preliminary valuation analysis of Neenah and SWM and an illustrative range of exchange ratios implied thereby. The Neenah board of directors discussed the potential exchange ratios, including negotiation strategy with respect to the exchange ratio and also discussed the potential timing of the potential merger of equals transaction.

The Neenah board of directors held two additional executive sessions at the end of the March 16, 2022 meeting, the first with Ms. Schertell and Cravath in attendance and the second with just Neenah’s independent directors and Cravath in attendance. During the first of these two additional executive sessions, the Neenah board of directors further discussed EY’s synergies analysis, including Ms. Schertell’s views of EY’s process, conclusions and assumptions. During the final of these two additional executive sessions, Neenah’s independent directors again discussed the governance structure for the potential combined company, including whether Ms. Schertell should serve as Chief Executive Officer and director of the combined company. Neenah’s independent directors noted Ms. Schertell’s extensive leadership skills and business acumen, her significant experience with Neenah’s business, the progress they felt she had been making in executing Neenah’s strategic plan and setting up the company for long-term success and the integral role that they believed she would play as part of the combined company if a transaction was consummated. In this regard, Neenah’s independent directors determined that it would be in the best interests of Neenah and its stockholders for Ms. Schertell to serve as the Chief Executive Officer and a director of the combined company in order to achieve the value creation anticipated for Neenah and its stockholders from the potential merger of equals transaction. Neenah’s independent directors also discussed the most appropriate role for Dr. Kramer in the combined company and agreed that the combined company would benefit from Dr. Kramer having an advisory role following the closing. Neenah’s independent directors then discussed other aspects of the go-forward governance of the combined company, including the composition of the board of directors and the chair of the board of directors. Following discussion, Neenah’s independent directors agreed on certain aspects of the go-forward governance structure of the combined company that should be proposed to SWM. Neenah’s independent directors agreed that Mr. Cook should discuss the potential governance structure of the combined company, including Ms. Schertell serving as Chief Executive Officer and Dr. Kramer serving in an advisory role following the closing, with Ms. Schertell, Dr. Kramer, Dr. Rogers and Dr. Ritrievi at their meeting scheduled for March 17, 2022. Following this discussion, Neenah’s independent directors expressed support for continuing to pursue the potential merger of equals transaction with SWM.

Following the final executive session on March 16, 2022, the Neenah board of directors directed senior management to continue negotiations on the terms of a merger of equals transaction. Neenah’s independent directors also requested that Ms. Schertell work with Dr. Kramer, SWM and their respective advisors to negotiate governance issues consistent with the approach proposed by Neenah’s independent directors.

On March 17, 2022, Mr. Cook held a telephone call with a representative from EY, during which EY provided responses to certain questions that had been asked by Neenah’s independent directors at the March 16, 2022, meeting of the Neenah board of directors. Mr. Cook discussed the responses with the representative from EY and then provided an update to Neenah’s other independent directors.

On March 17, 2022, Ms. Schertell, Dr. Kramer, Dr. Rogers, Mr. Cook and Dr. Ritrievi met in person in Atlanta, Georgia to discuss the next steps for the potential merger of equals transaction, which would include the negotiation of an exchange ratio and to discuss the potential governance structure of the combined company, including Ms. Schertell serving as Chief Executive Officer, Dr. Kramer serving in an advisory role following the closing, Dr. Rogers serving as the non-executive chair of the board of directors of the combined company and the composition of the board of directors of the combined company.

On March 17, 2022, each of Ms. Schertell and Dr. Kramer, and Perella Weinberg and J.P. Morgan, held separate telephone calls to discuss valuation-related matters for the potential merger of equals transaction, while senior management of both companies continued discussions regarding diligence on tax, accounting and other matters.

On March 18, 2022, members of SWM’s senior management team met with the SWM board of directors. Representatives of King & Spalding and J.P. Morgan were also present. At the meeting, Dr. Rogers discussed the meeting with Ms. Schertell and Mr. Cook that occurred the prior day. Representatives of J.P. Morgan also reviewed with the SWM board of directors a preliminary financial analysis of illustrative exchange ratios and the potential premiums and discounts associated with each such exchange ratio. After discussion, the SWM board of directors instructed SWM’s senior management and J.P. Morgan to propose to Neenah an exchange ratio that would result in SWM’s stockholders owning 58.5% of the combined company, with Neenah’s stockholders owning 41.5% of the combined company.

Also on March 18, 2022, following the meeting of the SWM board of directors, J.P. Morgan and Perella Weinberg held a telephone call during which J.P. Morgan, as instructed by the SWM board of directors, orally delivered SWM’s pro-forma ownership proposal, whereby current SWM and Neenah stockholders would own 58.5% and 41.5% of the shares of the combined company, respectively.

Also on March 18, 2022, Neenah distributed to SWM a preliminary draft term sheet outlining certain of the terms of the proposed combination. The parties agreed that they were generally aligned on certain structural aspects of the transaction, and further agreed to reach agreement on the exchange ratio and proceed directly to drafting and negotiating a definitive merger agreement instead of negotiating the term sheet.

On March 19, 2022, the Neenah board of directors held a special meeting. Members of Neenah’s senior management and representatives of Perella Weinberg and Cravath were present at the meeting. At the meeting, Ms. Schertell provided the Neenah board of directors with an update on the implied exchange ratio ranges proposed by SWM, including how they compared to Neenah’s and SWM’s relative equity valuations and other metrics. Following discussion, the Neenah board of directors directed management to propose an exchange ratio to SWM that would result in Neenah’s stockholders owning 42% of the combined company on a fully diluted basis and to move forward with negotiating definitive transaction agreements on that basis.

On March 20, 2022, representatives of King & Spalding had a telephone call with SWM’s senior management, Dr. Rogers, and Jeffrey Keenan, the chair of SWM’s Nominating & Governance Committee, regarding the go-forward governance of the combined company, including appointment of members of management and the composition of the board of directors and committees of the board of directors, and social issues regarding the combined company, including selection of the headquarters and name of the combined company. After discussion, Dr. Rogers and Mr. Keenan instructed representatives of King & Spalding to prepare an initial draft of the merger agreement that contemplated a board of directors of the combined company having a majority of the directors designated by SWM.

Also on March 20, 2022, members of SWM’s senior management team met with the SWM board of directors. Representatives of King & Spalding and J.P. Morgan were also present. During the meeting, representatives of J.P. Morgan informed the SWM board of directors that Neenah proposed an exchange ratio whereby current SWM and Neenah stockholders would own 58% and 42% of the combined company, respectively. After discussion, the SWM board of directors instructed SWM’s senior management and its representatives to inform Neenah that, assuming satisfactory completion of the parties’ reciprocal due diligence and if mutually acceptable terms of a merger agreement could be negotiated, Neenah’s proposal was acceptable and to move forward with negotiating a draft merger agreement on that basis.

On March 22, 2022, members of SWM’s senior management team met with the SWM board of directors. Representatives of King & Spalding and J.P. Morgan were also present. During the meeting, representatives of King & Spalding reviewed the key terms of an initial draft of the merger agreement with the SWM board of directors, including the provisions regarding the size and composition of the board of directors and committees of the board of directors of the combined company. SWM’s senior management also reviewed the SWM prospective financial information with the SWM board of directors. After discussion, the SWM board of directors authorized SWM’s senior management and its representatives to provide the initial draft of the merger agreement to Neenah.

Also on March 22, 2022, King & Spalding, on behalf of SWM, delivered an initial draft of the merger agreement to Neenah’s counsel, BCLP. During the period between March 22 and March 25, 2022, representatives of King & Spalding, on the one hand, and BCLP, on the other hand, exchanged several drafts of the merger agreement and engaged in negotiations and discussions regarding the terms and conditions of the merger agreement. The parties also exchanged several drafts of the proposed financing documentation, including a commitment letter and related fee letters from SWM’s prospective lenders, which were to be executed concurrently with the merger agreement. Senior management of Neenah and SWM also engaged in negotiations and discussions with their respective legal representatives. Throughout this process and the succeeding days, Neenah’s independent directors also had telephone calls and other communications with members of Neenah’s senior management, BCLP and Cravath in order to inquire about status of negotiations and to ask questions and provide feedback regarding potential transaction terms. Also throughout this process and the succeeding days, SWM’s directors, including Dr. Rogers and Mr. Keenan, had telephone calls and other communications with members of SWM’s senior management and King & Spalding to inquire about status of negotiations and ask questions and provide feedback regarding potential transaction terms.

On March 24, 2022, members of SWM’s senior management team met with the SWM board of directors. Representatives of King & Spalding and J.P. Morgan were also present. At the meeting, SWM’s senior management and representatives of J.P. Morgan reviewed with the SWM board of directors certain financing options SWM could pursue in connection with the financing of a potential transaction with Neenah. As part of this discussion, SWM’s senior management and representatives of J.P. Morgan discussed with the SWM board of directors the proposed financing structure for the transaction and the potential implications that such financing structure could have on the capital structure and financial flexibility of the combined company as well as the fees and costs associated with the financing.

Also on March 24, 2022, members of SWM’s senior management and representatives of King & Spalding met with members of Neenah’s senior management and representatives of BCLP on a legal diligence call. On the legal diligence call, SWM’s senior management asked questions regarding Neenah’s commercial operations, legal compliance and risks, continued synergy analysis, finance and tax matters, labor and employment matters, information technology matters, insurance matters, tax structuring and regulatory matters.

On March 25, 2022, Perella Weinberg and J.P. Morgan calculated an exchange ratio of 1.358 shares of SWM common stock for each share of Neenah common stock, such that, as instructed by the respective boards of directors of SWM and Neenah, SWM stockholders would own 58% of the combined company on a fully diluted basis, and Neenah stockholders would own 42% of the combined company on a fully diluted basis, subject to approval by both parties’ boards of directors.

On March 25, 2022, the SWM board of directors held a meeting with members of SWM’s senior management and representatives of J.P. Morgan and King & Spalding present. Representatives of J.P. Morgan reviewed with the SWM board of directors certain preliminary financial analyses regarding the transaction and answered questions regarding such preliminary analyses. Representatives of King & Spalding reviewed the legal due diligence conducted to date, expressing their view that such legal due diligence did not identify any items that were expected to have a material adverse impact on the value of and strategic rationale for the merger to SWM or its stockholders. In addition, representatives of King & Spalding discussed with the SWM board of directors the remaining open issues in the draft merger agreement, including the board and committee selection criteria of the combined company during the three-year post-closing period.

Also on March 25, 2022, the Neenah board of directors held a special meeting with members of Neenah’s senior management and representatives of Perella Weinberg and Cravath present. The materials received by the Neenah board of directors prior to the meeting included copies of the draft merger agreement and related documents, a copy of the legal due diligence memorandum prepared by BCLP, a summary of the proposed financing to be provided by SWM’s prospective lenders and a summary of the terms of the draft merger agreement prepared by BCLP.

The Neenah board of directors also received presentation materials prepared by Perella Weinberg. Representatives of Perella Weinberg provided the Neenah board of directors with a market update, which update included a discussion of the relative valuation of Neenah and SWM in light of market developments since the last update provided by Perella Weinberg and how those relative valuations related to the proposed exchange ratio for the merger of equals. Representatives of Perella Weinberg also reviewed with the Neenah board of directors their financial analysis of the transaction and answered questions regarding such analysis. Following discussion,

Mr. Benz reviewed the legal due diligence memorandum prepared by BCLP. Mr. Benz responded to questions from the Neenah board of directors and, during the discussion of the legal due diligence memorandum, Mr. Benz expressed his view that legal due diligence did not identify any items that were expected to have a material adverse impact on the value of and strategic rationale for the merger of equals transaction to Neenah or its stockholders. Mr. Benz then reviewed the material terms of the draft merger agreement with the Neenah board of directors, and the board of directors discussed such terms and certain governance matters that remained to be resolved. Following discussion, senior management presented the Neenah board of directors with an overview of the proposed financing structure for the transaction and answered questions related to the proposed financing structure, including the implications for the capital structure and financial flexibility of the combined company as well as the fees and costs associated with the financing.

During the meeting on March 25, 2022, Neenah’s independent directors held an executive session with Cravath in attendance. During this executive session, Neenah’s independent directors discussed the information that had been shared and discussed at the meeting, including the anticipated benefits of the potential merger of equals transaction and the updates provided by senior management and Perella Weinberg during the meeting. Neenah’s independent directors also reviewed and discussed questions that members of the Neenah board of directors had asked senior management based on their review of the draft merger agreement and legal due diligence memorandum that was provided to them in advance of the meeting, as well as the responses to such questions that management had provided. After discussion, Neenah’s independent directors then discussed with representatives of Cravath the draft merger agreement that had been circulated in advance of the meeting, as well as a list of certain items for discussion that Cravath had prepared based on such draft and circulated to Neenah’s independent directors prior to the meeting. Among the items discussed were the level of closing risk implied by the draft merger agreement (including the regulatory efforts covenant, the termination date and key closing conditions), key governance issues (including the provisions related to the chief executive officer and other management of the combined company and provisions related to the board of directors of the combined company) and the termination and non-solicitation provisions of the draft merger agreement and the key exceptions thereto (including the inclusion of a “force the vote” provision restricting Neenah from terminating the merger agreement to accept a superior proposal and the amount of and triggers for the fees payable by Neenah in certain circumstances following a termination of the merger agreement). Neenah’s independent directors then discussed the benefits they believed the potential merger of equals transaction afforded to Neenah and its stockholders, including the potential synergies and growth of the combined company. Neenah’s independent directors then discussed next steps with respect to the potential merger of equals transaction, including the approach to negotiating such provisions, and agreed to communicate such matters to senior management.

From March 25, 2022 to March 26, 2022, SWM’s and Neenah’s senior management, along with representatives of BCLP and King & Spalding, continued to negotiate and exchange drafts of the merger agreement, including the disclosure schedules to the merger agreement and other related matters. On March 25, 2022, King & Spalding, on behalf of SWM, delivered a proposed draft of the SWM bylaw amendment, which set forth proposed corporate governance features of the combined company, to Neenah via its counsel at BCLP.

At a continuation of the March 25, 2022 meeting, Neenah’s independent directors held an executive session on the afternoon of March 26, 2022, with representatives of Cravath in attendance. During this executive session, Neenah’s independent directors reviewed and discussed questions that Neenah’s independent directors had asked senior management based on their review of the revised draft merger agreement and the draft SWM bylaw amendment that was provided to them in advance of the meeting, as well as the responses to such questions that management had provided. Neenah’s independent directors then discussed certain videoconferences that Mr. Cook had with representatives of Cravath and senior management prior to such executive session in order to discuss the draft transaction documentation and to receive an update regarding diligence and negotiations, as well as to ask certain follow-up questions related to the draft transaction documentation. Neenah’s independent directors then discussed with representatives of Cravath the revised draft merger agreement and the draft SWM bylaw amendment that had been circulated in advance of the meeting, as well as a list of certain items for discussion that Cravath had prepared based on such drafts and circulated to Neenah’s independent directors prior to the meeting. Among the items discussed were the continuation of benefits for Neenah’s employees, key governance issues (including the provisions related to the combined company’s name and stock ticker symbol, provisions related to the Chief Executive Officer of the combined company and provisions related to the board of directors of the combined company) and the termination provisions of the merger agreement (including the amount of and triggers for the fees payable by Neenah in certain circumstances following a termination of the Merger Agreement). Representatives of Cravath then reviewed with Neenah’s independent directors their fiduciary duties, both in general and in the context of various types of transactions (including merger of equals transactions), which they had discussed in detail with Neenah’s independent directors at a prior meeting. Neenah’s independent directors then discussed the benefits they believed the potential merger of equals transaction afforded to Neenah and its stockholders, including the potential synergies and growth of the combined company. Neenah’s independent directors agreed to re-convene in an executive session during the meeting of the Neenah board of directors scheduled for that afternoon in order to discuss next steps with respect to the potential merger of equals transaction, including approach to negotiating such provisions, after receiving a further update from senior management and BCLP.

Following such executive session, Neenah’s full board of directors then continued the March 25 meeting on the afternoon of March 26, 2022, prior to which they were provided with an updated draft of the merger agreement as well as the draft SWM bylaw amendment. Representatives of Perella Weinberg, Cravath and BCLP were present. BCLP provided the Neenah board of directors with an update on the remaining open items in the merger agreement, negotiations conducted to date, as well as an overview of the initial draft SWM bylaw amendment. Neenah’s independent directors discussed their views regarding the open items, including that the transaction documentation needed to (i) more clearly reflect the plans for the combined company’s new name and stock ticker symbol, (ii) include heightened requirements to remove Ms. Schertell as Chief Executive Officer of the combined company for a period of time following the closing, (iii) include other specific governance requirements for a period of time following the closing and (iv) reflect a lower termination fee for the parties.

Following such continued meeting of the Neenah board of directors, the independent directors entered another executive session on March 26, 2022 with Cravath in attendance. During this executive session, Neenah’s independent directors discussed the information that had been shared and discussed at the meeting, including the updates provided by senior management, Perella Weinberg and BCLP during the meeting. Neenah’s independent directors then discussed with representatives of Cravath the provisions of the merger agreement and SWM bylaw amendment that had been discussed at the executive session of Neenah’s independent directors earlier that day and that were not yet resolved. After discussion, Neenah’s independent directors agreed on a list of items that Mr. Cook would discuss with Dr. Rogers, non-executive chair of SWM, and a list of items that Mr. Cook would ask senior management and BCLP to discuss with SWM and King & Spalding. Neenah’s independent directors then discussed a potential plan to sign transaction documentation and announce a transaction on Monday, March 28, 2022 if the transaction were approved by the companies’ respective boards of directors. Neenah’s independent directors agreed that the items to be discussed between Mr. Cook and Dr. Rogers needed to be satisfactorily resolved before they would consider approving the transaction. Neenah’s independent directors agreed to reconvene the morning of Sunday, March 27, 2022 in order to further discuss next steps with respect to the potential merger of equals transaction in light of any additional developments at that time.

On the evening of March 26, 2022, Mr. Cook called Dr. Rogers, non-executive chair of SWM, to discuss open business issues, including with respect to the governance issues to be addressed in the SWM bylaw amendment. The issues discussed included (i) more clearly reflecting the plans for the combined company’s new name and stock ticker symbol, (ii) requiring at least 75% of the independent directors of the combined company in order to remove Ms. Schertell during the three (3) years following closing, (iii) including Ms. Schertell in the class of directors that would be up for re-election three (3) years after closing and (iv) certain other governance requirements. Following that call, Mr. Cook then had a call with BCLP and Neenah’s senior management to provide an update from his discussion with Dr. Rogers and directed BCLP and Neenah’s senior management to further revise the merger agreement and the SWM bylaw amendment in accordance with such discussions and to also negotiate certain other changes discussed by Neenah’s independent directors in their executive session but not discussed by Mr. Cook and Dr. Rogers (including reducing Neenah’s termination fee).

From March 26, 2022 to March 27, 2022, SWM’s and Neenah’s senior management, along with representatives of BCLP and King & Spalding, continued to negotiate and finalize the merger agreement, the SWM bylaw amendment and other related matters.

On the morning of March 27, 2022, Neenah’s independent directors again held an executive session in continuation of the March 25, 2022 meeting, with Cravath in attendance. Representatives of Cravath again reviewed with Neenah’s independent directors their fiduciary duties, both in general and in the context of a merger of equals transaction, which they had discussed in detail with Neenah’s independent directors at prior meetings. Cravath then summarized the provisions of the draft transaction documentation that were discussed during the meetings on March 26, 2022, and Mr. Cook summarized for the other independent directors the discussions he had with Dr. Rogers and with senior management and BCLP the night before. After discussion, Neenah’s independent directors then discussed senior management’s responses to certain questions that the independent directors had asked management and representatives of BCLP prior to the meeting based on their review of the revised draft transaction documentation that was provided to them in advance of the meeting. Neenah’s independent directors agreed that very good progress had been made since their last meeting and then discussed the issues that still needed to be resolved in the transaction documentation, which included accurately reflecting in the transaction documentation the plans to change the name and ticker symbol of the combined company. Neenah’s independent directors then agreed on a list of items that Mr. Cook would share with senior management and BCLP for senior management and BCLP to negotiate with SWM and King & Spalding and reflect in the draft transaction documentation.

On the afternoon of March 27, 2022, the Neenah board of directors again continued the March 25 meeting. Prior to the continued meeting, the Neenah board of directors had received updated copies of the draft merger agreement and related documents, the SWM bylaw amendment, the draft commitment letter and related fee letters in connection with the committed financing to be provided by SWM’s prospective lenders and summaries of the transaction documentation, as well as a draft of Perella Weinberg’s written fairness opinion.

At this continued meeting, BCLP reviewed the Neenah board of directors’ fiduciary duties, both in general and in the context of the proposed merger of equals. BCLP and Neenah’s senior management also (i) reviewed with the Neenah board of directors the timeline and details of the negotiation process for the transaction, including with respect to the term sheet and the definitive transaction documentation negotiated by the parties, (ii) provided a summary of the material terms of the transaction documentation, including the merger agreement and related documentation, the SWM bylaw amendment and the financing documentation and (iii) provided a summary of the legal due diligence that had been performed and the findings thereof. BCLP also discussed with the Neenah board of directors the typical elements of merger of equals transactions, and the representatives of BCLP confirmed their belief that the terms of the transaction documentation were within the range of merger of equals transactions.

Also at the meeting continued on March 27, 2022, representatives of Perella Weinberg presented to the Neenah board of directors Perella Weinberg’s financial analysis of the exchange ratio in the potential merger of equals transaction in light of the relative equity valuations and other metrics of the two companies. As part of that presentation, Perella Weinberg and senior management again discussed with the Neenah board of directors management’s projections for Neenah if it continued to pursue its strategy as an independent, stand-alone company, as well as the anticipated synergies and other value creation from the potential merger of equals transaction. Perella Weinberg further discussed with the Neenah board of directors the transaction structure and terms, including the relative capitalization (including leverage) of the two companies and different valuation metrics for the two companies over time. Following the discussion, Perella Weinberg rendered to the Neenah board of directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 27, 2022, that as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the draft fairness opinion that had been provided to the Neenah board of directors prior to the meeting, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to the holders of outstanding shares of Neenah’s common stock (other than SWM and its affiliates). For a detailed discussion of Perella Weinberg’s opinion, see the section entitled “—Opinion of Neenah’s Financial Advisor—Opinion of Perella Weinberg” beginning on

page [    ]. Also at the continued meeting on March 27, 2022, the Neenah board of directors then discussed the proposed amendments to Neenah’s bylaws in order to add a forum selection provision, as well as the benefits to Neenah (including potential reduction in costs to the company, as well as maximizing predictability in the legal framework applicable to the company).

The Neenah board of directors then entered an executive session with the full board of directors and Cravath in attendance. During this executive session, Neenah’s independent directors asked questions of Ms. Schertell, including questions regarding anticipated reactions of various stakeholders to the potential merger of equals transaction, and further discussed the potential merger of equals transaction.

The Neenah board of directors then entered an executive session with only Neenah’s independent directors and Cravath in attendance. During this executive session, Neenah’s independent directors discussed the information that had been shared and discussed at the meeting and the prior executive session, including the review of key deal terms, the financial analysis of Neenah on a standalone basis and of the potential merger of equals transaction, the expected risks and benefits of the potential merger of equals transaction and the expected reactions of stakeholders. Neenah’s independent directors also discussed the revised drafts of the transaction documentation, and agreed that the open issues had been satisfactorily resolved and that the potential merger of equals transaction was in the best interests of Neenah and its stockholders and was expected to create significant value for Neenah and its stockholders.

At the continued meeting on March 27, 2022, following these executive sessions, the full Neenah board of directors then reconvened and, following these discussions and the delivery of the presentations, and after careful review and discussion by the Neenah board of directors, including discussion and consideration of the factors described below under the heading “The Merger—Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors” beginning on page [    ], the Neenah board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, (iii) recommended that Neenah’s stockholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and (iv) resolved to submit the merger agreement and the merger to a vote of the stockholders of Neenah at a special meeting thereof.

Also on March 27, 2022, the SWM board of directors held a meeting with SWM management and representatives of King & Spalding and J.P. Morgan present.

Representatives of J.P. Morgan reviewed with the SWM board of directors J.P. Morgan’s financial analyses of the exchange ratio of 1.358 shares of SWM common stock for each share of Neenah common stock in the proposed merger and, following discussion, rendered to the SWM board of directors J.P. Morgan’s oral opinion, which was subsequently confirmed by delivery to the SWM board of directors of a written opinion dated March 27, 2022, to the effect that as of such date and based upon and subject to the various factors and assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of review undertaken by J.P. Morgan set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to SWM. For a detailed discussion of J.P. Morgan’s opinion, see the section entitled “Opinion of SWM’s Financial Advisor” beginning on page [ ]. Also at the meeting, representatives of King & Spalding reviewed with the board the final terms of the merger agreement and related transaction documents, as well as the SWM board of director’s fiduciary duties in the context of the proposed transaction, as they had previously done.

Following these discussions and the delivery of the presentations, and after careful review and discussion by the SWM board of directors, including consideration of the factors described below under the heading “SWM’s Reasons for the Merger; Recommendation of SWM’s Board of Directors” beginning on page [    ], the SWM board of directors unanimously determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of SWM and its stockholders and approved the merger agreement and the transactions contemplated thereby.

On the morning of March 28, 2022, SWM and Neenah executed and delivered the merger agreement, and the transaction was announced before opening of trading on the New York Stock Exchange.

SWM’s Reasons for the Merger; Recommendation of SWM’s Board of Directors

On March 27, 2022, the SWM board of directors unanimously (i) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (ii) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, SWM and its stockholders and (iii) resolved to recommend that the SWM stockholders approve the SWM share issuance proposal. In reaching these decisions, the SWM board of directors conducted a thorough evaluation of the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with SWM management, as well as SWM’s financial and legal advisors, and considered a significant amount of information and a number of factors, including the factors set forth below (which are presented below in no particular order and which were neither ranked nor weighted in any manner by the SWM board of directors):

•

each of SWM’s, Neenah’s and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects, and in reviewing these factors, the SWM board of directors considered Neenah’s financial condition, that Neenah’s business and operations complement those of SWM, and that the merger and the other transactions contemplated by the merger agreement would create a global leader in the specialty materials industry with significant scale and an exceptional financial profile, including a more diversified balance sheet, revenue streams and overall business mix, than SWM on a stand-alone basis;

•

the strategic rationale for the merger, including the opportunity to further SWM’s position as a global leader in the specialty materials industry with a broad portfolio of product solutions, including enhanced exposure to growing, global end-markets with clear megatrends of clean air and water, health and wellness, sustainability, and advanced protective solutions and complementary capabilities in key categories including filtration, healthcare, tape, packaging, release liners, and adhesive solutions;

•

the SWM board of directors’ belief that Neenah’s earnings and prospects, and the synergies potentially available in the proposed merger, which included the SWM board of directors’ expectation that the merger will deliver at least $65 million of annual run-rate cost synergies upon completion of the integration, would create the opportunity for the combined company to have enhanced future earnings and prospects compared to SWM’s earnings and prospects on a stand-alone basis;

•

the complementary nature of the cultures of the two companies, including with respect to corporate purpose, strategic focus, target markets, client service and focus on innovation and people, and the belief of SWM’s management that the complementary cultures will facilitate the successful integration and implementation of the transaction;

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the SWM board of directors’ expectation that the combined company will have the ability to leverage the scale and financial capabilities of the combined company to make additional investments in innovation and technology and to address competition and disruption in the specialty materials industry and enhance customer offerings;

•	the pro forma financial profile of the combined company, which is expected to provide flexibility to invest in innovation, pursue strategic acquisitions and return capital to stockholders;

•	the terms and conditions of the merger agreement, including:

•

the provisions of the merger agreement setting forth the corporate governance of the combined company, including that Dr. Rogers would serve as the non-executive Chairman of the board of directors of the combined company, and that the combined company’s board of directors would be composed of a majority SWM directors (consisting of Dr. Rogers,                ,                ,                  and                ), each of which the SWM board of directors believes enhances the likelihood that the strategic benefits that SWM expects to achieve as a result of the merger will be realized;

•

the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Neenah stockholders as a result of possible increases or decreases in the trading price of Neenah’s or SWM’s stock following the announcement of the merger, which the SWM board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the customary and reciprocal nature of the representations, warranties and covenants of SWM and Neenah in the merger agreement;

•

the flexibility permitted under the interim operating covenants which restrict the conduct of Neenah’s business prior to closing of the merger, and the fact that SWM is subject to substantially similar provisions;

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the parties’ covenants to use their respective reasonable best efforts to obtain regulatory approvals, including the commitment of the parties to agree to divestitures or other remedies (other than divestitures or remedies that, individually or in the aggregate, would reasonably be expected to be material and adverse to SWM and its subsidiaries, taken as a whole (after giving effect to the merger), and including the projected synergies expected to result therefrom);

•

the deal protection and termination provisions of the merger agreement, including SWM’s right to receive the termination fee of $24 million if the merger agreement is terminated under certain circumstances, including (i) in the event that the Neenah board of directors no longer recommends that Neenah stockholders vote “FOR” the proposal to approve the merger agreement or (ii) in the event that Neenah breaches its no-shop or related covenants in any material respects; and

•

the review of the SWM board of directors, with the assistance of SWM’s advisors, of the terms and conditions of other recent comparable transactions and its overall belief that the terms of the merger agreement were consistent with market practice and in the best interest of SWM and its stockholders;

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that SWM stockholders as of immediately prior to the completion of the merger will collectively own approximately 58% of the outstanding shares of the combined company immediately after the merger (on a fully diluted basis);

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its understanding of the current and prospective environment in which SWM and Neenah operate, including national, international and local economic conditions, and the likely effect of these factors on SWM both with and without the merger;

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historical information concerning each of SWM’s and Neenah’s respective businesses, financial condition, results of operations, earnings, trading prices, management, competitive positions and prospects on a stand-alone basis and on a forecasted combined basis;

•	its review and discussions with SWM management concerning the due diligence examination of the operations, financial condition and prospects of Neenah;

•	the anticipated effect of the merger on customers and employees of SWM;

•

the alternatives reasonably available to SWM, including an acquisition of or merger with another company or continuation on a stand-alone basis, and the potential value to SWM that might result from such alternatives, including the timing and likelihood of accomplishing and creating value in such alternatives, and the assessment of the SWM board of directors that none of these alternatives was reasonably likely to result in greater value for SWM than the merger;

•	its review with its outside legal advisor, King & Spalding, of the terms of the merger agreement, including the tax treatment, deal protection and termination provisions;

•	the oral opinion of J.P. Morgan, SWM’s financial advisor, to the SWM board of directors, subsequently confirmed by delivery to the SWM board of directors of a written opinion, dated

March 27, 2022, to the effect that, as of such date and based upon and subject to the various factors and assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of review undertaken by J.P. Morgan set forth in its written opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to SWM, as more fully described below in the section entitled “—Opinion of SWM’s Financial Advisor”;

•	the fact that the merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes;

•	the fact that SWM obtained committed financing to potentially refinance certain indebtedness and pay other expenses in connection with the transaction; and

•

the likelihood that the merger would be completed, including after consideration of the risks related to certain conditions and regulatory approvals which will be required to complete the transactions contemplated by the merger agreement.

The SWM board of directors also considered the potential risks and negative factors related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks and negative factors. These potential risks and negative factors included:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Neenah’s business, operations and workforce with those of SWM;

•	the risk of losing key SWM or Neenah employees during the pendency of the merger and thereafter;

•	the risk that the requisite regulatory approvals or the requisite approvals of the Neenah stockholders and SWM stockholders might not be obtained and, as a result, the merger may not be completed;

•

the risk that governmental entities may impose requirements on the combined company that may adversely affect the ability of the combined company to realize some of the expected benefits of the merger;

•	the diversion of management attention and resources from the operation of SWM’s business towards the completion of the merger;

•

the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging proposals for alternative transactions involving SWM, including: (i) the restriction on SWM’s ability to solicit proposals for alternative transactions; (ii) the requirement that the SWM board of directors submit the SWM share issuance proposal to the SWM stockholders for approval in certain circumstances, even if it withdraws its recommendation for the SWM share issuance proposal; and (iii) the requirement that SWM pay a termination fee of $24 million to Neenah in certain circumstances following the termination of the merger agreement;

•	the terms of the merger agreement that restrict SWM’s ability to operate its business outside of the ordinary course before the closing of the merger;

•

the risk that, if Neenah pays SWM the $24 million termination fee pursuant to the merger agreement in certain circumstances following the termination of the merger agreement, as more fully described below in the section entitled “The Merger Agreement—Termination Fee”, such fee does not sufficiently compensate SWM for adverse effects arising out of the termination of the merger agreement;

•	the fees and costs associated with completing the merger; and

•

various other risks associated with the merger of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages [    ] and [    ], respectively.

The SWM board of directors considered all of the factors and concluded that the uncertainties, risks and potential negative factors relevant to the merger were outweighed by the potential benefits that it expected would be achieved as a result of the merger.

This discussion of the information and factors considered by the SWM board of directors includes the principal positive and negative factors considered by the SWM board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the SWM board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, and the complexity of these matters, the SWM board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the SWM board of directors viewed its determination and recommendation as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the SWM board of directors may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the SWM board of directors and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ].

In considering the recommendation of the SWM board of directors, you should be aware that certain directors and executive officers of SWM may have interests in the merger that are different from, or in addition to, interests of stockholders of SWM generally, which may create potential conflicts of interest. The SWM board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to SWM’s stockholders that they vote in favor of the SWM share issuance proposal and the SWM adjournment proposal. See the section entitled “The Merger—Interests of SWM’s Directors and Executive Officers in the Merger” beginning on page [    ].

For the reasons set forth above, the SWM board of directors unanimously recommends that the SWM stockholders vote “FOR” the SWM share issuance proposal and “FOR” the SWM adjournment proposal.

Opinion of SWM’s Financial Advisor

Pursuant to an engagement letter, SWM retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At the meeting of the SWM board of directors on March, 27, 2022 at which the merger agreement was approved, J.P. Morgan rendered its oral opinion to the SWM board of directors, subsequently confirmed by delivery to the SWM board of directors of a written opinion, dated March 27, 2022, to the effect that, as of such date and based upon and subject to the various factors and assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of review undertaken by J.P. Morgan set forth in its written opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to SWM.

The full text of the written opinion of J.P. Morgan dated March 27, 2022, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. SWM’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the SWM board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the fairness, from a financial point of view, of the exchange ratio in the proposed merger to SWM and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of SWM or as to the underlying decision by SWM to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of SWM as to how such stockholder should vote with respect to the proposed merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a March 27, 2022 draft of the merger agreement;

•	reviewed certain publicly available business and financial information concerning SWM and Neenah and the industries in which they operate;

•

compared the financial and operating performance of SWM and Neenah with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the SWM common stock and the Neenah common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of SWM’s management relating to the businesses of SWM and Neenah, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (which we refer to as the “Synergies” in this section); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of SWM and Neenah with respect to certain aspects of the merger, and the past and current business operations of SWM and Neenah, the financial condition and future prospects and operations of SWM and Neenah, the effects of the merger on the financial condition and future prospects of SWM and Neenah, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by SWM and Neenah or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of SWM or Neenah under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of SWM and Neenah to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by SWM, Merger Sub and Neenah in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to SWM with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on SWM or Neenah or on the contemplated benefits of the merger.

The projections furnished to J.P. Morgan were prepared by SWM’s management. SWM does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of SWM’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Unaudited Prospective Financial Information” beginning on page [    ] of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to SWM of the exchange ratio in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of SWM or the underlying decision by SWM to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed merger, or any class of such persons relative to the exchange ratio in the proposed merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which SWM’s common stock or Neenah’s common stock will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the SWM board of directors on March 27, 2022. The following is a summary of the material financial analyses utilized by J.P. Morgan and contained in the presentation delivered to the SWM board of directors on such date in connection with the rendering of such opinion. It does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

SWM Analysis

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of SWM with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to SWM, including Neenah. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, were, in J.P. Morgan’s judgment, considered sufficiently similar to that of SWM based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to SWM and certain of these companies may have characteristics that are materially different from that of SWM. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect SWM. The information J.P. Morgan presented included the multiple of firm value (calculated as equity value plus, or minus, as applicable, net debt or net cash) to estimates of calendar years 2022 and 2023 EBITDA for the applicable company, which we refer to as FV/EBITDA in this section of the joint proxy statement/prospectus. Financial data for the selected companies were based on the selected companies’ filings with the SEC and publicly available equity research analysts’ consensus estimates for calendar years 2022 and 2023. Results of this analysis were presented for the selected companies, as indicated in the following table:

Company	2022E FV/EBITDA	2023E FV/EBITDA
Neenah	7.9x	6.3x

Advanced Materials
Berry Global	7.5x	7.2x
Glatfelter	8.2x	5.9x
Median	7.8x	6.5x
Average	7.8x	6.5x

Paper
Mondi plc	6.9x	6.7x

Overall median	7.7x	6.5x
Overall average	7.6x	6.5x

Based on the above analysis and on other factors J.P. Morgan considered appropriate, including current and historical trading multiples, J.P. Morgan selected for SWM an FV/2022E EBITDA multiple reference range of 7.0x to 8.5x and an FV/2023E EBITDA multiple reference range of 6.0x to 7.5x. These ranges were then applied to SWM’s estimated 2022 EBITDA and estimated 2023 EBITDA, yielding ranges of implied equity values for SWM’s common stock of approximately $21.60 to $33.80 per share and $16.20 to $29.00 per share, respectively (in each case, rounded to the nearest $0.10), as compared to the closing price per share of SWM common stock of $30.23 on March 25, 2022.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted implied equity value per share for SWM’s common stock. J.P. Morgan calculated the unlevered free cash flows that SWM is expected to generate during the second half of fiscal year 2022 through fiscal year 2031 (applying a valuation date of June 30, 2022) based upon the prospective financial information used by J.P. Morgan described in “The Merger – Certain Unaudited Prospective Financial Information – SWM prospective financial information.” J.P. Morgan also calculated a range of terminal values of SWM at December 31, 2031 by applying a perpetual growth rate ranging from 1.0% to 2.0% of the unlevered free cash flow of SWM for the calendar year 2031. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 8.25% to 9.25%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of SWM. Based on the foregoing, the discounted cash flow analysis indicated a range of implied equity values of between $37.10 and $53.80, rounded to the nearest $0.10, per share of SWM’s common stock on a stand-alone basis, as compared to the closing price per share of SWM common stock of $30.23 on March 25, 2022.

Other Information

SWM Historical Trading Range

J.P. Morgan reviewed the trading prices for the shares of SWM common stock for the 52-week period ending March 25, 2022, which ranged from $27.91 per share to $50.63 per share, as compared to the closing price per share of SWM common stock of $30.23 on March 25, 2022. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

SWM Analyst Price Target

J.P. Morgan reviewed the publicly available equity research analyst share price targets for the shares of SWM common stock and noted that the single analyst price target was $60.00 per share, as compared to the closing price per share of SWM common stock of $30.23 on March 25, 2022. J.P. Morgan noted that the analyst price target was presented merely for reference purposes only, and was not relied upon for valuation purposes.

Neenah Analysis

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Neenah with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Neenah, including SWM. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, were, in J.P. Morgan’s judgment, considered sufficiently similar to that of Neenah based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to Neenah and certain of these companies may have characteristics that are materially different from that of Neenah. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Neenah. The information J.P. Morgan presented included the multiple of firm value (calculated as equity value plus, or minus, as applicable, net debt or net cash) to estimates of calendar years 2022 and 2023 EBITDA for the applicable company, which we refer to as FV/EBITDA in this section of the joint proxy statement/prospectus. Financial data for the selected companies were based on the selected companies’ filings with the SEC and publicly available equity research analysts’ consensus estimates for calendar years 2022 and 2023. Results of this analysis were presented for the selected companies, as indicated in the following table:

Company	2022E FV/EBITDA	2023E FV/EBITDA
SWM	8.3x	7.4x

Advanced Materials
Berry Global	7.5x	7.2x
Glatfelter	8.2x	5.9x
Median	7.8x	6.5x
Average	7.8x	6.5x

Paper
Mondi plc	6.9x	6.7x
Graphic Packaging	7.9x	7.5x
Median	7.4x	7.1x
Average	7.4x	7.1x

Overall median	7.9x	7.2x
Overall average	7.7x	6.9x

Based on the above analysis and on other factors J.P. Morgan considered appropriate, including current and historical trading multiples, J.P. Morgan selected for Neenah an FV/2022E EBITDA multiple reference range of 7.0x to 8.5x and an FV/2023E EBITDA multiple reference range of 6.0x to 7.5x. These ranges were then applied to Neenah’s estimated 2022 EBITDA and estimated 2023 EBITDA, yielding ranges of implied equity values for Neenah’s common stock of approximately $34.60 to $47.30 per share and $33.50 to $48.00 per share, respectively (in each case, rounded to the nearest $0.10), as compared to the closing price per share of Neenah common stock of $38.21 on March 25, 2022.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted implied equity value per share for Neenah’s common stock. J.P. Morgan calculated the unlevered free cash flows that Neenah is expected to generate during the second half of fiscal year 2022 through fiscal year 2031 (applying a valuation date of June 30, 2022) based upon the prospective financial information used by J.P. Morgan described in “The Merger – Certain Unaudited Prospective Financial Information – Neenah prospective financial information.” J.P. Morgan also calculated a range of terminal values of Neenah at December 31, 2031 by applying a perpetual growth rate ranging from 1.0% to 2.0% of the unlevered free cash flow of Neenah for the calendar year 2031. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 7.75% to 8.75%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Neenah. Based on the foregoing, the discounted cash flow analysis indicated a range of implied equity values of between $51.40 and $70.80, rounded to the nearest $0.10, per share of Neenah’s common stock on a stand-alone basis, as compared to the closing price per share of Neenah common stock of $38.21 on March 25, 2022.

Other Information

Neenah Historical Trading Range

J.P. Morgan reviewed the trading prices for the shares of Neenah common stock for the 52-week period ending March 25, 2022, which ranged from $31.46 per share to $57.23 per share, as compared to the closing price per share of Neenah common stock of $38.21 on March 25, 2022. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Neenah Analyst Price Targets

J.P. Morgan reviewed the publicly available equity research analyst share price targets for the shares of Neenah common stock and noted that analyst price targets were $64.00 to $65.00 per share, as compared to the closing price per share of Neenah common stock of $38.21 on March 25, 2022. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Relative Valuation Exchange Ratio Analysis

Public Trading Multiples

J.P. Morgan compared the results for SWM to the results for Neenah with respect to the FV/EBITDA and FV/EBITDA multiples for fiscal years 2022 and 2023 in “The Merger—Opinion of SWM’s Financial Advisor—SWM Analysis—Public Trading Multiples” and “The Merger—Opinion of SWM’s Financial Advisor—Neenah Analysis—Public Trading Multiples” described above to determine a range of implied exchange ratios. Specifically, J.P. Morgan compared (i) the lowest implied equity value per share for SWM to the highest implied equity value per share for Neenah, and (ii) the highest implied equity value per share for SWM to the lowest implied equity value per share for Neenah, to derive the range of exchange ratios implied by the public trading multiples analyses. The analysis resulted in a range of implied exchange ratios of 1.024x to 2.190x for FV/2022E EBITDA multiples and 1.155x to 2.963x for FV/2023E EBITDA multiples as compared to the exchange ratio of 1.358x.

Discounted Cash Flow Analysis

J.P. Morgan compared the results for SWM to the results for Neenah with respect to the discounted cash flow analyses in “The Merger—Opinion of SWM’s Financial Advisor—SWM Analysis—Discounted Cash Flow Analysis” and “The Merger—Opinion of SWM’s Financial Advisor—Neenah Analysis—Discounted Cash Flow Analysis” described above to determine a range of implied exchange ratios. Specifically, J.P. Morgan compared (i) the lowest implied equity value per share for SWM to the highest implied equity value per share for Neenah, and (ii) the highest implied equity value per share for SWM to the lowest implied equity value per share for Neenah, to derive the range of exchange ratios implied by the discounted cash flow analyses. The analysis resulted in a range of implied exchange ratios of 0.955x to 1.908x, as compared to the exchange ratio of 1.358x.

Implied Historical Exchange Ratio

J.P. Morgan divided the price per share of Neenah common stock by the price per share of SWM common stock for each day of the 52-week period ending March 25, 2022 to determine a range of implied exchange ratios for the transaction, which was 1.046x per share to 1.737x per share, as compared to the exchange ratio of 1.358x. J.P. Morgan noted that implied historical exchange ratio analysis was presented merely for reference purposes only, and was not relied upon for valuation purposes.

Implied Analyst Price Targets Exchange Ratio

J.P. Morgan divided the single analyst price target per share of SWM common stock by the low and high analyst price targets per share of Neenah common stock to determine a range of implied exchange ratios for the transaction, which was 1.067x per share to 1.083x per share, as compared to the exchange ratio of 1.358x. J.P. Morgan noted that implied analyst price targets exchange ratio analysis was presented merely for reference purposes only, and was not relied upon for valuation purposes.

Illustrative Value Creation Analysis

Based on Market Value

For reference only and not as a component of its fairness analysis, J.P. Morgan conducted an illustrative value creation analysis that compared the closing market value of SWM common stock on March 25, 2022 to the pro forma combined company implied equity value following the merger. J.P. Morgan determined the pro forma combined company implied equity value by calculating the sum of: (i) the public market equity value of SWM as of March 25, 2022, (ii) the public market equity value of Neenah as of March 25, 2022, (iii) the capitalized value of SWM management’s estimate of $65.0 million of annual run-rate synergies calculated by applying the 7.8 blended firm value / 2022E EBITDA multiple, reduced by SWM management’s estimate of $18.0 million costs to achieve the synergies to be incurred through 2025, plus $25.0 million in total cash release in the first three (3) years after the closing, and (iv) negative $59.0 million in estimated transaction costs. The analysis indicated that the illustrative market-based value creation at the exchange ratio yielded value accretion to holders of SWM common stock of approximately $238 million. There can be no assurance, however, that the synergies or estimated costs to achieve such synergies will not be substantially greater or less than SWM management’s estimates.

Based on Discounted Cash Flow

J.P. Morgan conducted an illustrative value creation analysis that compared the implied equity value of SWM common stock derived from a discounted cash flow valuation on a stand-alone basis to the pro forma combined company implied equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of: (i) the implied equity value of SWM using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above in “The Merger—Opinion of SWM’s Financial Advisor—SWM Analysis—Discounted Cash Flow Analysis,” (ii) the implied equity value of Neenah using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above in “The Merger—Opinion of SWM’s Financial Advisor—Neenah Analysis—Discounted Cash Flow Analysis,” (iii) the present value of the synergies calculated by discounting SWM management’s estimate of $65.0 million of annual run-rate synergies, reduced by SWM management’s estimate of $18.0 million costs to achieve such synergies to be incurred through 2025, plus $25.0 million total cash release in the first three (3) years after closing, using a blended discount rate of 8.50%, and (iv) negative $59.0 million in estimated transaction costs. The analysis indicated that the illustrative value creation at the exchange ratio yielded value accretion to holders of SWM common stock of $298 million. There can be no assurance, however, that the estimated synergies or estimated costs to achieve such synergies will not be substantially greater or less than SWM management’s estimates.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of SWM or Neenah. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to SWM or Neenah. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of SWM and Neenah. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to SWM and Neenah.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise SWM with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with SWM, Neenah and the industries in which they operate.

SWM has agreed to pay J.P. Morgan a total transaction fee of $8.0 million, $3.0 million of which became payable to J.P. Morgan in connection with delivery by J.P. Morgan of its opinion, and the remainder of which becomes payable upon the completion of the merger. In addition, SWM may, in its sole discretion, based on its assessment of J.P. Morgan’s performance of its services, pay J.P. Morgan an additional fee of $2.0 million upon the completion of the merger. In addition, SWM has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two (2) years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with SWM and Neenah for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on SWM’s credit facilities in February 2021 and January 2021, as well as financial advisor to SWM in connection with its acquisition of Scapa Group plc, which closed in April 2021. Such services for Neenah during such period have included acting as sole lead arranger and bookrunner on a credit facility in November 2021 and joint lead arranger and bookrunner on credit facilities in April 2021 and June 2020. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of SWM and Neenah, for which it receives customary compensation or other financial benefits. J.P. Morgan anticipates that it and its affiliates will arrange and/or provide financing to SWM in connection with the merger for customary compensation. During the two-year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan from SWM were in the range of $9.1 million to $10.8 million and from Neenah were in the range of $5.0 million to $7.05 million. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of SWM and Neenah. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of SWM or Neenah for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors

On March 27, 2022, the Neenah board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable, fair to and in the best interests of Neenah and its stockholders, (ii) approved and adopted the merger agreement and the execution, delivery and performance by Neenah of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that Neenah’s stockholders approve the merger proposal. In reaching these decisions, the Neenah board of directors, in consultation with management and Neenah’s legal and financial advisors, conducted a thorough evaluation of the merger agreement, the merger and the other transactions contemplated thereby, and considered a significant amount of information and a number of factors, including the factors set forth below. The following factors are presented in no particular order of importance:

•

the all-stock nature of the merger will provide Neenah stockholders with an ownership stake in the combined company, which will allow Neenah’s stockholders to participate in the anticipated increase in value of the combined company expected to result from a number of significant strategic opportunities and benefits, including the following:

•

the belief that Neenah and SWM have complementary strategic rationales and that the merger will accelerate the ability of the combined company to expand various growth platforms to create a global leader in the specialty materials industry with a stronger financial profile including a more diversified balance sheet and stronger cash generation capabilities resulting from diversified revenue streams enabling the combined company to better serve a broader customer base with an expanded product portfolio, leading technologies, innovation and global scale than Neenah would be able to achieve on a stand-alone basis;

•

the shared cultures of Neenah and SWM are expected to facilitate the combined company’s continued focus on employee safety, customer satisfaction, and sustainability, inclusion, corporate governance and other ESG initiatives;

•	the expected revenue synergies upon completion of the integration, in the form of cross selling opportunities, broader geographic reach, and increased research and development capabilities;

•

the projected annual run-rate cost synergies of at least $65 million expected to be achieved in 24 to 36 months following closing, in the form of organizational optimization, procurement and other supply chain efficiencies, operating cost savings, and other cost optimization opportunities; and

•

the larger size and scale, improved geographic diversification, greater public float, enhanced strategic optionality, financial strength, cash flow generation potential and potentially lower cost of capital of the combined company compared to Neenah on a stand-alone basis;

•

the view that, in light of the industry landscape and the increasing focus on scale and consolidation among key peers, Neenah would benefit from the larger size and scale and improved strategic position of the combined company;

•	the merger is expected to result in improved liquidity for Neenah stockholders as a result of the larger equity capitalization and stockholder base of the combined company;

•	the combined company’s common stock will be listed for trading on the NYSE and continue to provide liquidity for Neenah’s common stockholders desiring to liquidate their investment after the merger;

•	the trading price of Neenah common stock has experienced volatility and the larger scale of the combined company and greater public float may lessen the impact of overall market volatility;

•

Neenah’s board of directors considered other alternatives that might reasonably be available to Neenah, including continuation of Neenah’s long-term strategic plan and/or an acquisition of or merger with another company (including the timing and likelihood of such alternatives creating comparable or superior long-term value for Neenah and its stockholders) and concluded that the benefits expected to be obtained from the merger are more favorable to Neenah and its stockholders than remaining as an independent company or pursuing these alternatives;

•

the merger agreement includes a fixed exchange ratio that will not fluctuate as a result of changes in the market price of Neenah common stock or SWM common stock, which provides certainty as to the pro forma ownership of Neenah stockholders in the combined company and allows Neenah stockholders to benefit from any increase in the trading price of SWM common stock relative to the trading price of Neenah common stock between March 28, 2022, the date of the merger agreement, and the closing of the merger;

•

Neenah’s ability under certain circumstances, pursuant to the merger agreement, to consider and respond to a different unsolicited written acquisition proposal, and if (i) after consultation with Neenah’s outside legal counsel and financial advisors, the Neenah board of directors determines in good faith that such acquisition proposal is a superior proposal, (ii) Neenah provides SWM with required notice and negotiates in good faith for improvements to the merger agreement, and (iii) after consultation with Neenah’s outside legal counsel and financial advisors, Neenah’s board of directors determines in good faith that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, the ability of Neenah’s board of directors to withdraw or otherwise change its recommendation that Neenah’s stockholders approve the adoption of the merger agreement;

•	Neenah’s ability to seek specific performance to require SWM to complete the merger in the event that all conditions to closing have been satisfied;

•

the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, therefore, the SWM common stock to be received as merger consideration is not expected to be taxable to Neenah stockholders;

•

the review by Neenah’s board of directors with their legal and financial advisors (including the review by Neenah’s independent directors with their legal advisor) of, and advice provided by such advisors on, the structure of the merger and the financial and other terms of the merger agreement, including governance matters, conditionality and termination rights, and the belief of Neenah’s board of directors that arm’s-length negotiations between Neenah and SWM (including the direct negotiation by members of their respective boards of directors) resulted in favorable terms to Neenah and its stockholders;

•

the oral opinion of Perella Weinberg to the Neenah board of directors (subsequently confirmed in writing), to the effect that, as of March 27, 2022 and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the draft fairness opinion that had been provided to Neenah’s board of directors prior to the meeting, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to the Neenah stockholders (other than SWM and its affiliates), as more fully described below in the section entitled “—Opinion of Neenah’s Financial Advisor”;

•

the merger agreement permits Neenah to continue to pay its stockholders regular quarterly cash dividends at a rate consistent with the prior quarter’s cash dividend through the consummation of the merger;

•

the Neenah board of directors’ knowledge of the business, operations, financial condition, earnings and prospects of Neenah and SWM, taking into account the results of Neenah’s due diligence review of SWM, and familiarity with the current and prospective environment in which Neenah and SWM operate, including economic and market conditions;

•

the following governance arrangements of the combined company, which Neenah’s board of directors believes will help the combined company achieve the synergies and other value creation opportunities expected to be derived from the merger and facilitate an effective and timely integration of the two companies’ operations:

•	Ms. Julie Schertell, Neenah’s current President and Chief Executive Officer, will serve as President and Chief Executive Officer of the combined company;

•	Neenah will appoint four (4) members to the combined company’s board of directors, including Ms. Schertell;

•	SWM will appoint five (5) members to the combined company’s board of directors, one of which will serve as the Non-Executive Chairman;

•	supermajority approval requirements intended to ensure that the foregoing governance provisions remain in effect until the annual meeting of the combined company’s stockholders to be held in 2025;

•

the merger is subject to the approval of Neenah’s stockholders, and Neenah’s stockholders have the ability to reject the merger by voting against the merger for any reason, including if a higher offer were to be made prior to the Neenah special meeting (although Neenah may be required to pay a termination fee under certain circumstances if Neenah subsequently enters into a definitive agreement relating to, or consummates, an acquisition proposal);

•

the relative deal certainty provided by the fact that SWM obtained a backstop financing commitment that will enable it to repay Neenah’s outstanding indebtedness in connection with the consummation of the merger; and

•	the likelihood that the merger will be completed, including after consideration of the risks related to the satisfaction of certain conditions to closing, including regulatory approvals.

The Neenah board of directors also considered the potential risks and negative factors in its deliberations concerning the merger, but ultimately determined that the anticipated benefits of the merger were likely to substantially outweigh these risks and negative factors. These potential risks and negative factors included:

•

the fact that the merger agreement does not provide for any adjustment to the merger consideration or a price-based termination right in favor of Neenah or Neenah stockholders if prior to the closing of the merger the market price of SWM common stock declines due to general market conditions, general economic conditions, or matters directly related to SWM that do not otherwise constitute a SWM material adverse effect under the merger agreement;

•

the challenges inherent in the combination of two independent businesses of the size and scope of Neenah and SWM, including the possibility that the revenue enhancement opportunities, cost savings, operational synergies and other benefits to the Neenah stockholders expected to result from the merger might not be realized at the times anticipated, might not be fully realized or might not be realized at all, including as a result of possible changes in the markets in which the combined company will operate or as a result of potential difficulties integrating the two companies;

•	the impact of government regulation and social trends on SWM’s engineered paper business, which represented approximately 31% of SWM’s net sales for 2021;

•

the significant costs involved in connection with entering into and completing the merger and the substantial time and effort of Neenah’s executive management team required to consummate the merger and the related disruptions in the operation of Neenah’s business;

•

the restrictions on the conduct of Neenah’s business contained in the merger agreement, which could delay or prevent Neenah from undertaking certain activities and capitalizing on certain business opportunities that may arise prior to the consummation of the merger;

•

the pendency of the merger or failure to complete the merger could harm Neenah’s relationships with its employees, customers, suppliers and other business associates and constituencies and may divert the attention of Neenah’s management and employees away from the day-to-day operation of Neenah’s business;

•	the potential for losing key SWM or Neenah employees during the pendency of the merger and thereafter;

•	governmental entities may impose requirements on the combined company that may adversely affect the ability of the combined company to realize some of the expected benefits of the merger;

•	the provisions of the merger agreement that limit Neenah’s ability to solicit competing acquisition proposals;

•

the risk that Neenah would be required to pay SWM a $24 million termination fee under certain circumstances, as more fully described below in the section entitled “The Merger Agreement—Termination Fee”;

•	the possibility that the termination fee payable by Neenah pursuant to the merger agreement could, in certain circumstances, discourage other potential bidders from submitting a competing proposal;

•

the merger may not be completed, or may be unduly delayed, due to, among other reasons, the failure to obtain requisite regulatory approvals or the failure of either SWM stockholders to approve the SWM share issuance proposal or Neenah stockholders to approve the Neenah merger proposal or other reasons beyond the control of Neenah or SWM;

•

the provisions of the merger agreement that would prevent Neenah from terminating the merger agreement in favor of a competing proposal, even if such a proposal were determined by Neenah’s board of directors to be a superior proposal, as more fully described below in the section entitled “The Merger Agreement—Termination Fee”;

•

the risk that, if SWM pays Neenah the $24 million termination fee pursuant to the merger agreement in certain circumstances, such fee does not sufficiently compensate Neenah for adverse effects arising out of the termination of the merger agreement;

•	under the DGCL, Neenah stockholders will not be entitled to appraisal rights or similar rights of an objecting stockholder in connection with the merger;

•	the risk of potential stockholder litigation resulting from the announcement or completion of the merger;

•	certain directors and executive officers of Neenah have interests in the merger that may be different from, or in addition to, the interests of Neenah stockholders generally; and

•

various other risks associated with the merger of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages [    ] and [    ], respectively.

The Neenah board of directors considered all of the factors and concluded that the uncertainties, risks and potential negative factors relevant to the merger were outweighed by the potential benefits that it expected would be achieved as a result of the merger. This discussion of the information and factors considered by the Neenah board of directors includes the principal positive and negative factors considered by the Neenah board of directors, but is not intended to be an exhaustive recitation of all of the factors considered by the Neenah board of directors.

In view of the wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, and the complexity of these matters, the Neenah board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the Neenah board of directors viewed its determination and recommendation as being based on the totality of the information presented to it and the factors it considered.

In addition, individual members of the Neenah board of directors may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Neenah board of directors and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ].

In considering the recommendation of the Neenah board of directors, you should be aware that certain directors and executive officers of Neenah may have interests in the merger that are different from, or in addition to, interests of stockholders of Neenah generally, which may create potential conflicts of interest. The Neenah board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to Neenah’s stockholders that they vote in favor of the Neenah merger proposal, the Neenah compensation proposal and the Neenah adjournment proposal. See the section entitled “The Merger—Interests of Neenah Directors and Executive Officers in the Merger” beginning on page [    ].

For the reasons set forth above, the Neenah board of directors unanimously recommends that the holders of Neenah common stock vote “FOR” the Neenah merger proposal, “FOR” the Neenah compensation proposal and “FOR” the Neenah adjournment proposal.

Opinion of Neenah’s Financial Advisor

The Neenah board of directors retained Perella Weinberg to act as its financial advisor in connection with the merger. The Neenah board of directors requested that Perella Weinberg undertake a study to consider the fairness, from a financial point of view, of the exchange ratio provided for pursuant to the merger agreement. On March 27, 2022, Perella Weinberg rendered to the Neenah board of directors its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of Neenah’s common stock (other than SWM and its affiliates).

The full text of Perella Weinberg’s written opinion, dated March 27, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein. Perella Weinberg’s opinion was addressed to and provided for the information and assistance of the Neenah board of directors, in its capacity as such, in connection with, and for the purpose of, the Neenah board of directors’ evaluation of the exchange ratio from a financial point of view, and does not address any other term, aspect or implication of the merger agreement or the merger. Perella Weinberg’s opinion does not address the underlying decision by Neenah to engage in the merger nor the relative merits of the merger compared with any alternative transactions or business strategies. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of shares of Neenah common stock as to how such holder should vote or otherwise act with respect to the merger or any other matter. Perella Weinberg’s opinion does not in any manner address what the value of shares of SWM common stock actually will be when issued or the prices at which shares of Neenah common stock or SWM common stock will trade at any time, including following announcement or completion of the merger. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of Neenah. The description of Perella Weinberg’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Neenah and SWM, including equity research analyst reports;

•

reviewed certain internal financial statements, analyses and forecasts (which are referred to in this section as the “Neenah Forecasts”) and other internal financial information and operating data relating to the business of Neenah, in each case, prepared by management of Neenah and approved for Perella Weinberg’s use by management of Neenah;

•

reviewed certain internal financial statements, analyses and forecasts (which are referred to in this section as the “SWM Management Forecasts”) and other internal financial information and operating data relating to the business of SWM, in each case, prepared by management of SWM, as well as a sensitivities case developed by Neenah management (which is referred to in this section as the “SWM Sensitivities Case”) and approved for Perella Weinberg’s use by management of Neenah;

•

discussed the past and current business, operations, financial condition and prospects of Neenah and the combined company with senior management of Neenah, the Neenah board of directors and other representatives and advisors of Neenah;

•

discussed the past and current business, operations, financial condition and prospects of SWM and the combined company with senior executives of Neenah and SWM, the Neenah board of directors and other representatives and advisors of Neenah and SWM;

•	discussed with members of the senior management of Neenah and SWM their assessments of the strategic rationale for, and the potential benefits of, the merger;

•

reviewed certain estimates as to the amount and timing of certain cost savings and related expenses, operating efficiencies and financial synergies anticipated by management of Neenah to result from the consummation of the merger (which are referred to in this section as the “Synergies”) as approved for Perella Weinberg’s use by the management of Neenah;

•	compared the financial performance of Neenah and SWM with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•

reviewed the historical trading prices and trading activity for the shares of Neenah common stock and the shares of SWM common stock and compared such price and trading activity with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	participated in discussions among representatives of Neenah and SWM and their respective advisors;

•	reviewed the draft of the merger agreement dated March 27, 2022; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

For purposes of its opinion, Perella Weinberg assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by Perella Weinberg (including information that was available from public sources) and further relied upon the assurances of management of Neenah that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Neenah Forecasts, Perella Weinberg was advised by management of Neenah and assumed, with Neenah’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Neenah as to the future financial performance of Neenah and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the assumptions on which they were based. With respect to the SWM Management Forecasts, Perella Weinberg was advised by management of SWM and assumed, with Neenah’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of

SWM as to the future financial performance of SWM and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the assumptions on which they were based. With respect to the SWM Sensitivities Case, Perella Weinberg was advised by management of Neenah and assumed, with Neenah’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Neenah as to the future financial performance of SWM and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the assumptions on which they were based. With respect to the Synergies, Perella Weinberg was advised by management of Neenah and assumed, with Neenah’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Neenah as to the matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the assumptions on which they were based. In arriving at its opinion, Perella Weinberg did not make and was not provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Neenah, SWM or any of their respective subsidiaries. Perella Weinberg did not assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of Neenah, SWM or any other party. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement, or the impact of the merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

Perella Weinberg assumed that the final merger agreement would not differ from the draft of the merger agreement reviewed by it in any respect material to its analysis or opinion. Perella Weinberg also assumed that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that were referred to therein were true and correct in all respects material to its analysis and opinion, (ii) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to its analysis and opinion, and (iii) the merger would be consummated in a timely manner in accordance with the terms set forth in the merger agreement, without any modification, amendment, waiver or delay that would be material to its analysis or opinion. In addition, Perella Weinberg assumed that in connection with the receipt of all approvals and consents required in connection with the merger, no delays, limitations, conditions or restrictions would be imposed that would be material to its analysis.

Perella Weinberg’s opinion addresses only the fairness from a financial point of view, as of March 27, 2022, to the holders of shares of Neenah common stock (other than SWM and its affiliates) of the exchange ratio pursuant to the merger agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the merger agreement or any other document contemplated by or entered into in connection with the merger agreement, the form or structure of the merger or the likely timeframe in which the merger will be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the merger agreement, or any class of such persons, whether relative to the exchange ratio or otherwise. Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of Neenah, as to the underlying decision by Neenah to engage in the merger or as to the relative merits of the merger compared with any alternative transactions or business strategies. Nor did Perella Weinberg express any opinion as to any tax or other consequences that might result from the transactions contemplated by the merger agreement or any other related document although it assumed with Neenah’s consent for purposes of its analysis that the merger would receive the tax treatment contemplated by the merger agreement. Perella Weinberg’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood Neenah received such advice as it deemed necessary from qualified professionals. Perella Weinberg was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or part of Neenah.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Neenah board of directors in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, these tables must be read together with the text of each summary. These tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses. Future results may differ from those described and such differences may be material.

Selected Publicly-Traded Companies Analysis

Perella Weinberg performed a selected publicly-traded companies analysis, which is a method of deriving an implied value range for a company’s equity securities based on a review of publicly-traded companies selected by Perella Weinberg as being generally deemed relevant for comparative purposes. Perella Weinberg reviewed and compared certain financial information for Neenah and SWM to corresponding financial information, financial market multiples and ratios of the following publicly-traded companies:

•	3M Company

•	Avient Corporation

•	Berry Global Group, Inc.

•	Clearwater Paper Corporation

•	Donaldson Company, Inc.

•	Glatfelter Corporation

•	Rayonier Advanced Materials Inc.

•	Sylvamo Corporation

Although none of the above companies is identical to Neenah or SWM, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed by Perella Weinberg to be similar to Neenah and SWM in one or more respects, including operating in the advanced materials and specialty paper industries. In selecting these companies, Perella Weinberg considered various factors, including the similarity of the lines of business to Neenah’s and SWM’s lines of business, as well as the business models, technology, service offerings and end-market exposure of such companies.

For each of Neenah, SWM and the selected publicly-traded companies, Perella Weinberg reviewed the ratio of such company’s enterprise value (referred to as “EV”) to its estimated 2022 earnings before interest, taxes, depreciation, and amortization (referred to as “EBITDA”) as of March 25, 2022. For each of the selected companies, Perella Weinberg calculated and compared financial information and financial market multiples and ratios based on company filings for historical information and consensus third party research estimates for forecasted information.

Set forth below are the high, low, mean and median multiples resulting from this analysis:

EV /2022E EBITDA
High	12.0x
Low	3.8x
Mean	8.1x
Median	8.2x

Based on the analysis of the relevant metrics described above and on professional judgments made by Perella Weinberg, Perella Weinberg selected and applied a range of multiples of 7.5x to 9.5x to 2022E EBITDA of Neenah using the Neenah Forecasts and to 2022E EBITDA of SWM using the SWM Management Forecasts and the SWM Sensitivities Case. From these analyses, Perella Weinberg derived ranges of implied equity values for each of Neenah and SWM. Perella Weinberg calculated implied values per share by dividing the implied equity values by the applicable fully diluted shares (based upon the number of issued and outstanding shares and other equity interests in each case provided by the managements of SWM and Neenah, as applicable, and using the treasury method for calculation of option dilution). The ranges of implied values per share derived from these calculations are summarized in the following table:

	Neenah Share Price (based on Neenah Forecasts)		SWM Share Price (based on SWM Management Forecasts)		SWM Share Price (based on SWM Sensitivities Case)
	Low	High	Low	High	Low	High
Implied Value Range Per Share (using 2022E EBITDA)	$35.72	$52.06	$23.57	$39.80	$20.94	$36.47

Perella Weinberg then calculated the exchange ratio ranges implied by the selected publicly-traded companies analysis. For each of the foregoing analyses, Perella Weinberg calculated (i) the ratio of the highest implied value per share for SWM derived from the selected publicly-traded companies analysis to the lowest implied value per share for Neenah derived from the selected publicly-traded companies analysis and (ii) the ratio of the lowest implied value per share for SWM derived from the selected publicly-traded companies analysis to the highest implied value per share for Neenah derived from the selected publicly-traded companies analysis to calculate the following implied exchange ratio ranges:

	Metric	Implied Exchange Ratio Range
Neenah Forecasts / SWM Management Forecasts	2022E EBITDA	0.898x—2.208x
Neenah Forecasts / SWM Sensitivities Case	2022E EBITDA	0.980x—2.486x

These exchange ratio ranges can be compared to the exchange ratio of 1.358 SWM shares to be received for each Neenah share as provided for in the merger agreement.

Although the selected publicly-traded companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Neenah’s or SWM’s business. Perella Weinberg’s comparison of selected publicly-traded companies to Neenah and SWM and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected publicly-traded companies in such transactions and of the merger and was based on Perella Weinberg’s experience working with corporations on various merger and acquisition transactions.

Discounted Cash Flow Analysis

For each of Neenah and SWM, Perella Weinberg performed a discounted cash flow analysis, which is a method of deriving an implied value range for a company’s equity securities based on the sum of the company’s unlevered free cash flows over a forecast period and the terminal value at the end of the forecast period. In connection with this analysis, Perella Weinberg used the Neenah Forecasts for Neenah, and the SWM Management Forecasts and the SWM Sensitivities Case for SWM. In performing this analysis, Perella Weinberg:

•

calculated the present value as of June 30, 2022, of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital) that each of Neenah and SWM was forecasted to generate for 2022E through 2026E using discount rates ranging from 6.50% to 7.50% for Neenah and 6.00% to 7.00% for SWM, in each case based on estimates of the weighted average cost of capital of each company; and

•

added a range of terminal values for each of Neenah and SWM by applying a range of EV multiples of 7.5x to 9.5x to next twelve (12) months EBITDA of Neenah and SWM as of 2026E and discounted using discount rates ranging from 6.50% to 7.50% for Neenah and 6.00% to 7.00% for SWM, in each case based on estimates of the weighted average cost of capital of each company.

From the ranges of implied enterprise values generated by the foregoing analysis, Perella Weinberg derived ranges of implied equity values for each of Neenah and SWM. Perella Weinberg calculated implied values per share by dividing the implied equity values by the applicable fully diluted shares (based upon the number of issued and outstanding shares and other equity interests in each case provided by the managements of SWM and Neenah, as applicable, and using the treasury method for calculation of option dilution). The ranges of implied values per share derived from these calculations are summarized in the following table:

	Neenah Share Price (based on Neenah Forecasts)		SWM Share Price (based on SWM Management Forecasts)		SWM Share Price (based on SWM Sensitivities Case)
	Low	High	Low	High	Low	High
Implied Value Range Per Share	$56.59	$77.35	$41.89	$60.60	$35.04	$51.82

Perella Weinberg then calculated the exchange ratio ranges implied by the discounted cash flow analysis. For each of the foregoing analyses, Perella Weinberg calculated (i) the ratio of the highest implied value per share for SWM derived from the discounted cash flow analysis to the lowest implied value per share for Neenah derived from the discounted cash flow analysis and (ii) the ratio of the lowest implied value per share for SWM derived from the discounted cash flow analysis to the highest implied value per share for Neenah derived from the discounted cash flow to calculate the following implied exchange ratio ranges:

Implied Exchange Ratio Range
Neenah Forecasts / SWM Management Forecasts	0.934x—1.846x
Neenah Forecasts / SWM Sensitivities Case	1.092x—2.207x

These exchange ratio ranges can be compared to the exchange ratio of 1.358 SWM shares to be received for each Neenah share as provided for in the merger agreement.

Additional Financial Analyses

Historical Share Price Analysis

For the information of the Neenah board of directors and for reference purposes only, Perella Weinberg reviewed the share price performance of Neenah and SWM during various periods, including (i) the 12-month period ending on March 25, 2022, and (ii) the 6-month period ending on March 25, 2022. Perella Weinberg noted that the ranges of low and high trading prices of Neenah common stock and SWM common stock during each respective period were as follows:

	Neenah Common Stock Share Price		SWM Common Stock Share Price
Trading Period	Low	High	Low	High
Last 12 Months	$32.66	$56.93	$28.50	$49.74
Last 6 Months	$32.66	$55.93	$28.50	$37.94

Based on the minimum and maximum share prices of Neenah and SWM, in each case, during the 12-month period ending on March 25, 2022 and the 6-month period ending on March 25, 2022, Perella Weinberg derived ranges of implied exchange ratios of shares of Neenah common stock to shares of SWM common stock of 0.657x to 1.998x and 0.861x to 1.962x, respectively. Perella Weinberg then calculated the exchange ratio ranges implied by the historical share price analysis. These exchange ratio ranges can be compared to the exchange ratio of 1.358 shares of SWM common stock to be received for each share of Neenah common stock as provided for in the merger agreement.

Research Analyst Price Targets

For the information of the Neenah board of directors and for reference purposes only, Perella Weinberg observed the most recent publicly available price targets for Neenah common stock published by Wall Street research analysts. Perella Weinberg observed that two such analyst estimates were available for Neenah (one published on March 7, 2022 and the other on March 8, 2022) and only one such analyst estimate was available for SWM (published on February 24, 2022). The selected price targets reflect each research analyst’s estimate of the future public market trading prices of shares of Neenah common stock and SWM common stock. Perella Weinberg noted that the analysts’ price targets for Neenah ranged from $64.00 to $65.00 per share, and that the analyst price target for SWM was $60.00 per share.

Based on comparisons of the high and low research analyst price targets for Neenah and the research analyst price target for SWM shares, Perella Weinberg derived a range of implied exchange ratios of shares of Neenah common stock to shares of SWM common stock of 1.067x to 1.083x. Perella Weinberg then calculated the exchange ratio ranges implied by the research analyst price target analysis. These exchange ratio ranges can be compared to the exchange ratio of 1.358 shares of SWM common stock to be received for each share of Neenah common stock as provided for in the merger agreement.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Neenah, SWM or the merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Neenah board of directors as to the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio of 1.358 SWM shares to be received for each share of Neenah common stock as provided for in the merger agreement to Neenah stockholders (other than SWM and its affiliates). These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella

Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of Neenah, SWM, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the Neenah board of directors was one of many factors taken into consideration by the Neenah board of directors in making its determination to approve the merger. The type and amount of consideration payable in the merger, including the exchange ratio, was determined through negotiations between Neenah and SWM, rather than by any financial advisor, and was approved by the Neenah board of directors. The decision to enter into the merger agreement was solely that of the Neenah board of directors.

Perella Weinberg acted as financial advisor to the Neenah board of directors in connection with, and participated in certain negotiations leading to, the merger. For its services in connection with the merger, Perella Weinberg will receive an aggregate fee of $16,500,000, a portion of which was payable in connection with the delivery of Perella Weinberg’s opinion and $13,500,000 of which is contingent upon consummation of the merger. Neenah agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, to pay to Perella Weinberg a portion of any break-up fee received in connection with a termination of the merger, and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by Neenah and the rendering of its opinion.

Perella Weinberg has provided investment banking services for compensation to Neenah or its affiliates on various matters unrelated to the merger over past years, including acting as financial advisor to Neenah in connection with the acquisition by Neenah of Global Release Liners, S.L. During the two-year period ending March 27, 2022, Perella Weinberg received compensation aggregating less than $5,000,000, for services rendered in respect of such unrelated matters. During the two-year period prior to March 27, 2022, no material investment banking relationship existed between Perella Weinberg or its affiliates, on the one hand, and SWM or any of its affiliates, on the other hand, pursuant to which Perella Weinberg or its affiliates received or anticipates receiving compensation. However, Perella Weinberg and its affiliates in the future may provide investment banking and other financial services to SWM and/or Neenah and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of its business activities, Perella Weinberg and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Neenah, SWM or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the merger.

Certain Unaudited Prospective Financial Information

SWM and Neenah do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.

However, in connection with the merger, SWM senior management and Neenah senior management prepared or approved for use certain unaudited prospective financial information which was provided to and considered by J.P. Morgan, at the direction of SWM management, and Perella Weinberg, at the direction of Neenah management, in each case for the purpose of performing financial analyses in connection with their respective fairness opinions, as described in this joint proxy statement/prospectus under “—Opinion of SWM’s Financial

Advisor” beginning on page [ ] and “—Opinion of Neenah’s Financial Advisor” beginning on page [ ], and was provided to each of SWM and Neenah, respectively, and their respective boards of directors. We refer to this information collectively as the “prospective financial information.” A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing SWM stockholders and Neenah stockholders access to certain nonpublic information made available to SWM and Neenah and their respective financial advisors for the purpose of performing financial analyses in connection with their respective fairness opinions.

Although, in the view of the SWM senior management team and the Neenah senior management team, the prospective financial information was prepared on a reasonable basis, neither SWM nor Neenah endorses prospective financial information as a reliable indication of future results. Furthermore, although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions made by SWM senior management or Neenah senior management, as applicable, at the time such prospective financial information was prepared or approved for use and represents SWM senior management’s or Neenah senior management’s respective evaluation of expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which SWM and Neenah operate and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in the reports that SWM and Neenah file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of SWM and Neenah and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of SWM or Neenah could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that SWM, Neenah or their respective boards of directors or financial advisors considered, or now consider, this prospective financial information to be material information to any SWM stockholders or Neenah stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on SWM or Neenah of the merger, and does not attempt to predict or suggest future results of the combined company or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger (except as expressly set forth below under “—Certain Synergies Attributable to the Merger”), the effect on SWM or Neenah of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the projections do not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.

The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. Neither Deloitte & Touche LLP (SWM’s and Neenah’s independent registered public accounting firm), nor any other independent registered public accounting firm, have audited, reviewed, examined, compiled nor applied any procedures with respect to the prospective financial information and, accordingly, such parties have not expressed any opinion or given any other form of assurance with respect thereto or its achievability and they assume no responsibility for the prospective financial information and disclaim any association with the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of SWM and Neenah, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

SWM prospective financial information

The following prospective financial information used by J.P. Morgan and Perella Weinberg, in performing their analysis with respect to SWM on a stand-alone basis, was (a) provided by SWM management to J.P. Morgan and approved by SWM for use by J.P. Morgan, and (b) provided by SWM to Neenah, and provided by Neenah management to Perella Weinberg and approved by Neenah for use by Perella Weinberg. We refer in this joint proxy statement/prospectus to such unaudited prospective financial information as presented in the following table as the “SWM prospective financial information” or the “SWM Management Forecasts”.

(in millions)	Q3-Q4 2022E	2023E	2024E
Revenue	$837.0	$1,749	$1,848
EBITDA(1)	$138.0	$275.0	$295.0
EBIT(2)	$96.0	$194.0	$212.0
Unlevered Free Cash Flow(3)	$95.0	$169.0	$177.0

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.
(2)	EBIT means earnings before interest and taxes.
(3)	Unlevered Free Cash Flow means EBITDA minus cash taxes, capital expenditures and changes in working capital.

SWM Sensitivities Case

In addition to the SWM prospective information referenced above, Neenah management also prepared the SWM Sensitivities Case, consisting of Neenah management’s adjustments to the SWM Management Forecasts reflecting more conservative assumptions to category-level projections of growth rates and margins used in the SWM Management Forecasts and in order to stress test and consider the sensitivity of the enterprise SWM Management Forecasts to less favorable conditions. The SWM Sensitivities Case was provided by Neenah management to Perella Weinberg and approved by Neenah for use by Perella Weinberg. The adjustments and assumptions used in the SWM Sensitivities Case were informed by the ranges of historical SWM performance, market research, third party equity analyst reports and the judgment of Neenah management for the purposes of stress testing the SWM Management Forecasts. The SWM Sensitivities Case was prepared for illustrative purposes and not as a projection or forecast of future results. The SWM Sensitivities Case included the following unaudited prospective financial information:

(in millions)	2022E	2023E	2024E
Revenue	$1,627.0	$1,692.0	$1,763.0
EBITDA(1)	$249.0	$259.0	$274.0

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.

Neenah prospective financial information

The following prospective financial information used by Perella Weinberg and J.P. Morgan, in performing their analysis with respect to Neenah on a stand-alone basis, was (i) provided by Neenah management to Perella Weinberg and approved by Neenah for use by Perella Weinberg, and (ii) provided by Neenah to SWM, and provided by SWM management to J.P. Morgan and approved by SWM for use by J.P. Morgan. We refer in this joint proxy statement/prospectus to such unaudited prospective financial information as presented in the following table as the “Neenah prospective financial information”.

(in millions)	2022E	2023E	2024E
Revenue	$549.0	$1,121	$1,155
EBITDA(1)	$72.0	$165.0	$180.0
EBIT(2)	$49.0	$117.0	$130.0
Unlevered Free Cash Flow(3)	$26.0	$81.0	$98.0

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.
(2)	EBIT means earnings before interest and taxes.
(3)	Unlevered Free Cash Flow means EBITDA minus cash taxes, capital expenditures and changes in working capital.

Certain Synergies Attributable to the Merger

SWM management and Neenah management jointly developed and provided to their respective boards of directors prospective financial information relating to the anticipated cost synergies to be realized by the combined company, and related costs of achieving such synergies, for the years 2022 through 2024 expected to result from the merger. Such prospective financial information, which we refer to in this “—Certain Synergies Attributable to the Merger” section as the “synergies,” was also (i) provided by SWM management to J.P. Morgan and approved for use by J.P. Morgan, and (ii) provided by Neenah management to Perella Weinberg and approved by Neenah for use by Perella Weinberg, in each case for the purpose of performing financial analyses in connection with such financial advisor’s fairness opinion as described in this joint proxy statement/prospectus under “—Opinion of SWM’s Financial Advisor” beginning on page [    ] and “—Opinion of Neenah’s Financial Advisor” beginning on page [    ].

The synergies consisted of estimated run-rate cost synergies increasing to reach at least $65 million in 24 to 36 months. The synergies assumed that the expected benefits of the merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the completion of the merger. In addition, the analysis for estimated cost synergies assumed $18.0 million in costs to achieve and a cash release synergy benefit of $25.0 million. The estimated cost synergies are expected to come primarily from cost savings in elimination of duplicative corporate structures, technology and infrastructure optimization and operational synergies.

See the section above entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page [    ] for further information regarding the uncertainties underlying the synergies as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [    ] and [    ], respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

General

The prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither SWM nor Neenah nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of SWM or Neenah compared to the information contained in the prospective financial information. Neither SWM, Neenah, nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. None of SWM, Neenah, J.P. Morgan, Perella Weinberg or their respective representatives has made, makes or is authorized in the future to make any representation to any stockholder of SWM or Neenah or other person regarding SWM’s or Neenah’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is being provided because it was made available to and considered by J.P. Morgan, Perella Weinberg, SWM and Neenah and their respective boards of directors in connection with the merger.

In light of the foregoing, and considering that the SWM and Neenah special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, SWM stockholders and Neenah stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review SWM’s and Neenah’s most recent SEC filings for a description of their reported financial results and the financial statements of SWM and Neenah incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [    ]. The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any holder of SWM common stock to vote in favor of the SWM share issuance proposal or any of the other proposals to be voted on at the SWM special meeting or to induce any holder of Neenah common stock to vote in favor of the Neenah merger proposal or any of the other proposals to be voted on at the Neenah special meeting.

Interests of SWM’s Directors and Executive Officers in the Merger

In considering the recommendation of the SWM board of directors to vote for the SWM share issuance proposal and the other proposals to be considered at the SWM special meeting, SWM stockholders should be aware that SWM’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of SWM stockholders generally, which create potential conflicts of interest. The SWM board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to the SWM stockholders that they vote for the SWM share issuance proposal and the other proposals to be considered at the SWM special meeting. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page [    ] and “The Merger—SWM’s Reasons for the Merger; Recommendation of SWM’s Board of Directors” beginning on page [    ]. Any such interests are described in more detail below.

Change of Control Agreements

On November 2, 2016, the compensation committee of the SWM board of directors adopted and approved the Schweitzer-Mauduit International, Inc. 2016 Executive Severance Plan (which we refer to as the “2016 Plan”) for members of SWM’s senior executive team.

The 2016 Plan provides that in the event of termination of a participant’s employment with SWM or one of its participating subsidiaries or business units within two (2) years after a change of control of SWM for any reason other than cause, retirement, disability or death, a participant will be entitled to salary and benefit continuation. The merger and the transactions contemplated by the merger agreement will constitute a change of control under the 2016 Plan.

In the event of a qualifying termination of employment in connection with a change of control, the then-serving named executive officers would generally be entitled to receive: (i) a cash payment in an amount equal to three times the highest annual compensation (base salary and annual incentive awards) paid or payable within the three-year period ending on the date of termination and (ii) welfare benefits (including, health and dental benefits) from SWM for a period of three (3) years.

The payments to a participant employed by one of SWM’s non-U.S. subsidiaries or business units are subject to certain adjustments to take into account the differences between the respective compensation, benefit and pension plans and programs in the United States and the participant’s place of employment.

The 2016 Plan provides that any benefits triggered by a change of control are subject to an automatic reduction to avoid the imposition of excise taxes under Section 4999 of the Code in the event such reduction would result in a better after-tax result for the executive. The merger and the transactions contemplated by the merger agreement will not trigger excise taxes under Section 4999 of the Code.

Upon a change of control, all deferred compensation plan contributions that have been granted to a participant, but not yet vested as of the effective date, vest automatically. Awards granted under SWM’s 2015 Long-Term Incentive Plan are subject to double trigger vesting upon a change of control — meaning that both a qualifying termination of employment and a change of control must occur prior to the accelerated vesting of such awards. Under SWM’s annual incentive program, in the event a participant is terminated without cause within two (2) years following a change of control, the participant is entitled to payment of a pro rata portion of the incentive award at the target performance percentage, without regard to achievement of pre-established objectives.

SWM’s equity award agreements also include accelerated vesting provisions for a termination of employment (i) due to death, disability or retirement (age 55, with at least five (5) years of service to SWM and consent to retire provided by the compensation committee of the SWM board of directors); (ii) without cause or due to good reason within 24 months following a “change of control” of SWM; or (iii) without cause not within such 24-month period. If the performance period with respect to a performance award is in process, then the award will (a) vest on a pro rata basis based on target performance in the event of death, disability, or termination of employment without cause or due to good reason within 24 months following a change of control; (b) vest on a pro rata basis based on actual performance for in-process performance periods in the case of retirement; or (c) be forfeited for a termination of employment for any other reason. “Cause” is defined as the termination of the participant’s employment by SWM, on the basis of the willful and continued failure to substantially perform the duties assigned (other than a failure resulting from the participant’s disability), the willful engaging in conduct which is demonstrably injurious to SWM or its subsidiaries or affiliates (monetarily or otherwise), any act of dishonesty, the commission of a felony, the continued failure to meet performance standards, excessive absenteeism, or a significant violation of any statutory or common law duty of loyalty to SWM. “Good reason” includes the occurrence of one or more of the following without the participant’s express written consent, which circumstances are not remedied by SWM within 30 days after its receipt of a written notice from the participant describing the applicable circumstances (which notice must be provided by the participant within 90 days after the participant’s knowledge of the applicable circumstances): (w) a material diminution in the participant’s base compensation; (x) a material diminution in the participant’s authority, duties or responsibilities; (y) a material change in the geographic location at which the participant must perform services; or (z) any other action or inaction that constitutes a material breach by SWM of the agreement under which the participant provides services; provided, however, in the event of a termination due to good reason the participant must terminate employment within two (2) years following the initial occurrence of the circumstance constituting good reason.

The maximum amounts payable upon termination pursuant to the 2016 Plan, assuming that a change of control of SWM and/or a qualifying termination of employment occurs as of the effective time, are set forth in the following tables for all named executive officers other than Mr. Hoek. Mr. Hoek does not participate in the 2016 Plan and will be entitled to severance benefits as required by Luxembourg law. Upon a qualifying termination of Mr. Hoek’s employment with SWM or an affiliate within one year of a change of control or absent a change of control for a reason other than death, retirement, disability, voluntary resignation or cause, in each case, as of the effective time, Mr. Hoek would have been entitled to receive (i) $429,431, payable as a lump sum, representing one year’s base salary, and (ii) $2,600, payable on Mr. Hoek’s behalf, representing Company-paid life and disability insurance premiums for one year. In addition, upon a qualifying termination of Mr. Hoek’s employment with SWM or an affiliate within one year of a change of control or a termination of Mr. Hoek’s employment due to death or disability, in each case as of the applicable effective time, Mr. Hoek would be entitled to a cash payment of $185,590, representing Mr. Hoek’s incentive award under SWM’s annual incentive program, based on actual performance, payable at the same time payments under our annual incentive program are made to other executives. In the event of a termination of Mr. Hoek’s employment for any of the reasons described in this paragraph, Mr. Hoek would also be entitled to $41,291, payable as a lump sum, in respect of accrued but unused vacation.

SWM Director Deferred Compensation Plan

SWM directors in the U.S. may elect to defer all or part of their compensation under the Deferred Compensation Plan No. 2 for Non-Employee Directors (which we refer to as the “SWM Director Plan”), which is a non-qualified, deferred compensation plan established in 2005 to allow participants to defer receipt of compensation and payment of certain federal and state income taxes. Each participating director has an individual deferral account that is credited with cash or stock units, which include accumulated dividends, with stock units credited under the plan to be settled in shares of SWM common stock. Each director’s account balance under the SWM Director Plan will be distributed in accordance with the distribution election made by the director prior to the deferral to which it relates. Each director who previously elected to be paid a lump sum following a “Change of Control” (as defined in the SWM Director Plan) is required to be paid. The merger will result in a Change of Control as so defined. The aggregate value of the account balances in the SWM Director Plan held by SWM non-employee directors as of May 2, 2022 was $6,994,467, all of which will be paid within 60 days following a Change of Control.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, the table below sets forth the amount of payments and benefits that each of SWM’s named executive officers would or may receive in connection with the merger. The amounts reported below are based on various assumptions that may or may not actually occur or be accurate on the relevant date. For example, we have assumed, among other things, that: ((i) the effective time is July 1, 2022, which is the assumed date of the closing solely for the purposes of disclosure in this section and (ii) the employment of each of SWM’s named executive officers is terminated without cause or due to the named executive officer’s resignation for good reason (each of which we refer to as a “qualifying termination”) in either case, immediately following the assumed effective time of July 1, 2022; (iii) that the number of equity awards held by each named executive officer on May 4, 2022, is the same as the number of equity awards that will be held by each such named executive officer at the effective time, such that the equity values in the table below do not take into account any vesting or forfeitures that may occur between such date and the effective time.

The actual amounts payable to SWM’s named executive officers will depend on whether the named executive officer experiences a qualifying termination, the date of termination (if any) and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below. The amounts payable to SWM’s named executive officers absent a qualifying termination are $0. Dr. Kramer will be terminated, after the closing of the transaction, as a result of the change of control.

All benefits payable to SWM’s named executive officers arise solely as a result of the closing and a qualifying termination and are considered “double trigger” benefits. The merger does not result in additional benefits to SWM’s named executive officers absent a qualifying termination.

	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Jeffrey Kramer	7,665,156	5,629,823	99,092	13,394,071
R. Andrew Wamser, Jr.	3,279,421	2,598,795	114,821	5,993,037
Omar Hoek	695,840	1,850,648	2,600	2,549,088
Ricardo Nunez	3,185,607	1,715,370	117,474	5,018,451
Tracey Peacock	2,045,277	839,838	82,527	2,967,642

(1)

Cash. Pursuant to change of control agreements with the named executive officers, upon a “double trigger” termination without cause or by the executive for good reason, each of the named executive officers (expect Mr. Hoek) is entitled to three times the executive’s highest base salary for the prior three year period and three times the executive’s highest short term incentive bonus for the prior three year period, plus a prorated short term incentive bonus for the year of termination (expected to be approximately 6 months of the 12 month measurement period). Mr. Hoek’s benefits on a qualifying termination will be determined under Luxembourg law.

(2)

Equity. The following table sets forth the value of unvested SWM restricted stock awards (which we refer to as “RSAs”) and unvested performance share awards (which we refer to as “PSAs”) subject to double trigger acceleration under the change of control agreements. The tabular disclosure set forth above assumes a price of $28.60 per share of SWM common stock (the average per-share closing price of SWM over the first five (5) business days following the announcement of the merger on March 28, 2022, determined pursuant to Item 402(t) of Regulation S-K). All equity held by SWM’s named executive officers was granted in connection with its regular executive officer new hire or annual compensation practices, and SWM has not provided any special grants or bonuses to any of the named executive officers.

(3)

Perquisite and Benefits. Each named executive officer is entitled to continued health and welfare benefits for three (3) years following a qualifying termination. Such benefits are only provided if a qualifying termination occurs and are accordingly double trigger benefits.

Named Executive Officer	Company RSAs (#)	Value of Company RSAs ($)	Company PSAs (at target) (#)	Value of Company PSAs ($)	Total Value of Equity Awards ($)
Jeffrey Kramer	51,399	1,470,011	145,448	4,159,812	5,629,823
R. Andrew Wamser, Jr.	56,858	1,626,138	34,009	972,657	2,598,795
Omar Hoek	43,287	1,238,008	21,421	612,640	1,850,648
Ricardo Nunez	37,721	1,078,820	22,257	636,550	1,715,370
Tracey Peacock	12,598	360,302	16,767	479,536	839,838

Management of the Combined Company

Certain executive officers of SWM may continue employment with the combined company following completion of the merger. Such individuals will be compensated for their service with the combined company. The compensation and benefits programs applicable to the executive officers of the combined company may differ from those currently applicable to SWM’s executive officers; however, no merger-related adjustments to such compensation and benefits programs have been determined as of the date of this joint proxy statement/prospectus. For more information, see the section entitled “—Governance of the Combined Company” below.

Interests of Neenah’s Directors and Executive Officers in the Merger

In considering the recommendation of Neenah’s board of directors to vote for the Neenah merger proposal, Neenah stockholders should be aware that the directors and executive officers of Neenah may have interests in the merger that are different from, or in addition to, the interests of Neenah stockholders generally and that may create potential conflicts of interest. The Neenah board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to Neenah stockholders that they vote for the Neenah merger proposal. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page [    ] and “The Merger—Neenah’s Reasons for the Merger; Recommendation of Neenah’s Board of Directors” beginning on page [    ]. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “—Quantification of Payments to Neenah’s Named Executive Officers” beginning on page [    ].

Treatment of Neenah Equity Awards

Except as described in the sections below entitled “—Neenah Executive Severance Plan” and “—Accelerated Vesting of Neenah’s Equity Awards in connection with Change of Control,” the Neenah equity awards held by Neenah’s executive officers immediately prior to the effective time will be generally treated in the same manner as those Neenah equity awards held by other employees of Neenah. For additional information regarding the acceleration of the Neenah equity awards held by the named executive officers and an estimate of the amounts that would be realized by each of Neenah’s named executive officers upon a termination without “Cause” or for “Good Reason” (each as defined in the applicable award agreement or the Neenah Executive Severance Plan) at the effective time in respect of their unvested and unearned Neenah equity awards, see the sections entitled “Quantification of Payments to Neenah’s Named Executive Officers” beginning on page [    ].

For more information on the treatment of the Neenah equity awards, see the section entitled “The Merger Agreement—Treatment of Neenah Equity Awards” beginning on page [    ].

Accelerated Vesting of Neenah’s Equity Awards in connection with Change of Control

Except as described below, the Neenah equity award agreements with Neenah’s executive officers require both the occurrence of a “Change of Control” and a termination of employment by the employer without “Cause” or a resignation by the officer for “Good Reason” within two (2) years after a Change of Control before acceleration of vesting in connection with a Change of Control (as such terms are defined in either the applicable award agreement or the Executive Severance Plan) is triggered (i.e., a “double trigger”). Upon the occurrence of a double trigger, the award agreements and the Executive Severance Plan provide for full vesting. With respect to Neenah’s performance share awards, any Neenah performance share award with a performance period that is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data for relative measures) as of the effective time will be deemed earned at the target number of shares subject to such Neenah performance share award (as set forth in the applicable Neenah performance share award), but such award will remain subject to vesting, including double-trigger vesting as discussed above. For a full description of such vesting conditions, please see the section entitled “The Merger Agreement—Treatment of Neenah Equity Awards” beginning on page [    ].

For an estimate of the value of the payments and benefits described above that would be payable to the Neenah named executive officers under the Executive Severance Plan in connection with the merger, see the section entitled “—Quantification of Payments to Neenah’s Named Executive Officers” beginning on page [    ].

Neenah Executive Severance Plan

Each of the executive officers of Neenah is eligible for benefits under Neenah’s Executive Severance Plan (which we refer to as the “Executive Severance Plan”). Under the Executive Severance Plan, benefits are payable upon the occurrence of a qualifying termination of employment within two (2) years after a “Change of Control” (as defined in the Executive Severance Plan). The merger will result in a Change of Control as so defined. A qualifying termination of employment is the employer’s termination of the officer’s employment without “Cause” (as defined in the Executive Severance Plan) or the officer’s resignation for “Good Reason” (as defined in the Executive Severance Plan).

In the event payments are triggered for an officer under the Executive Severance Plan, subject to the officer’s execution of an agreement provided by Neenah containing a general release of claims, and any non-competition, non-solicitation and non-disclosure requirements of Neenah, the officer will receive:

•	a lump sum payment of severance pay as soon as practicable following termination, equal to the sum of the following:

•	two (2) times annual base salary as in effect prior to the termination of employment (without regard to any reduction that constitutes a Good Reason event),

•	an amount equal to two (2) times the target annual bonus for the year in which termination of employment occurs,

•	the amount of the annual bonus earned through the date of the Change of Control, or if higher, termination of employment,

•

an amount equal to the non-elective employer contributions under Neenah’s 401(k) Retirement Plan and Neenah’s Supplemental Retirement Contribution Plan that would have been made if the officer had remained employed two (2) more years and earned the two (2) times base salary component of severance pay described above over such period, plus an amount equal to the portion of the account balance attributable to any forfeited nonvested non-elective contributions under such plans (or any successor or additional plan),

•

an amount equal to the premiums the officer would have to pay for continuation of group medical and dental plan coverage under COBRA for twenty-four (24) months after termination of employment based on the premiums in effect at the date of termination of employment, and

•	a cash payment for accrued retiree medical credits equal to $1 times the number of accrued retiree medical credits;

•	full vesting under the Neenah Deferred Compensation Plan and under any awards issued under Neenah’s equity-based compensation plans; and

•	outplacement benefits of up to $50,000 (which are also payable if the qualifying termination occurs more than two (2) years after the Change of Control).

If any payments or benefits under the Executive Severance Plan are parachute payments within the meaning of Section 280G of the Internal Revenue Code which are subject to the 20% excise tax under Section 4999 of the Internal Revenue Code, the plan provides that the payments and benefits will be reduced to the maximum amount that can be paid without triggering the excise tax, but only if such reduction would result in the officer retaining a larger after-tax amount.

For purposes of the Executive Severance Plan, “Cause” includes certain actions or failures by the officer, such as (i) willful failure to perform duties; (ii) embezzlement, fraud, or misappropriation against Neenah or its affiliates; (iii) conviction or a plea of guilty or nolo contendre to a felony charge or discovery by Neenah of such an undisclosed conviction or plea that occurred within the last ten (10) years; (iv) illegal drug use or possession; (v) reporting to work while intoxicated; (vi) unlawful trading in securities based on information gained as a result of services for Neenah or an affiliate; (vi) violation of corporate policies; or (viii) willful disclosure of confidential information or trade secrets of Neenah or an affiliate.

For purposes of the Executive Severance Plan, “Good Reason” includes certain actions by the employer relating to the officer, such as (i) diminishment in duties, (ii) reduction in base salary by 5% or more (excluding certain across-the-board reductions for eligible employees in the plan), (iii) relocating the officer’s work place by more than 50 miles that also increases the officer’s commute by more than 50 miles, (iv) failure to pay compensation that is owed, (v) failure to continue in effect any compensation plan which is material to the officer’s compensation and such failure diminishes the officer’s compensation, or (vi) failure to provide benefits in the aggregate that are at least as favorable than provided at the time of the Change of Control.

For an estimate of the value of the payments and benefits described above that would be payable to the Neenah named executive officers under the Executive Severance Plan upon a qualifying termination in connection with the merger, see the section entitled “—Quantification of Payments to Neenah’s Named Executive Officers” beginning on page [    ] and the table “Merger-Related Compensation for Neenah’s Executive Officers” beginning on page [    ].

Neenah Directors’ Deferred Compensation Plan

Certain of Neenah’s non-employee directors have account balances under the Neenah Directors’ Deferred Compensation Plan (which we refer to as the “Neenah Director Plan”). Each Neenah director’s Neenah Director Plan account balance will be distributed in accordance with the distribution election made by the director prior to the deferral to which it relates. Each director who previously elected to be paid a lump sum within 90 days following a “Change of Control” (as defined in the Neenah Director Plan) is required to be paid within that time period. The merger will result in a Change of Control as so defined. The aggregate value of the account balances in the Neenah Director Plan held by Neenah non-employee directors as of April 28, 2022 was $74,434, all of which is to be paid within 90 days following a Change of Control.

Neenah Deferred Compensation Plan

Two (2) of Neenah’s current executive officers have account balances under the Neenah Deferred Compensation Plan (which we refer to as the “Neenah Deferred Compensation Plan”). Each Neenah executive officer’s account balance in the Neenah Deferred Compensation Plan will be distributed in accordance with the distribution election made by the officer prior to the deferral to which it relates. Each executive officer who previously elected to be paid a lump sum within 90 days following a “Change of Control” is required to be paid within that time period. The merger will result in a Change of Control as so defined. The aggregate value of the account balances in the Neenah Deferred Compensation Plan held by Neenah’s executive officers as of April 28, 2022 was $33,578, of which $11,307 was unvested.

Neenah Supplemental Retirement Contribution Plan

Three (3) of Neenah’s current executive officers have account balances under the Neenah Supplemental Retirement Contribution Plan (which we refer to as the “Neenah Supplemental Retirement Plan”). All of the account balances held by such officers under the Neenah Supplemental Retirement Plan are fully vested. Each participant is required to be paid a lump sum within 30 days following a “Change of Control” (as defined in the Neenah Supplemental Retirement Plan). The merger will result in a Change of Control as so defined. The aggregate value of the account balances in the Neenah Supplemental Retirement Plan held for the Neenah named executive officers as of April 28, 2022 was $581,073.

Quantification of Payments to Neenah’s Named Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of Neenah’s named executive officers based on the merger, assuming the following:

•	the effective time will occur on April 20, 2022 (which is the assumed date solely for purposes of this quantification disclosure);

•	each of Neenah’s named executive officers will experience a qualifying termination under the Neenah Executive Severance Plan immediately following the effective time;

•	the named executive officer’s base salary and annual target bonus remain unchanged from those in place as of April 20, 2022;

•	equity awards held by Neenah’s named executive officers at the effective time are those that were outstanding as of April 20, 2022;

•

a per share price of SWM common stock of $28.60 (the average closing price per share of SWM common stock over the first five (5) business days following the announcement of the merger on March 28, 2022); and

•

the amounts payable under the Neenah Executive Severance Plan will not be required to be reduced either because (i) no officer will receive a parachute payment within the meaning of Section 280G of the Internal Revenue Code or (ii) if any officer will receive a parachute payment, the after-tax amount payable to the officer will be greater if the parachute payment is not reduced to the maximum amount that can be paid without a parachute payment being made. However, definitive calculations of whether any such reductions will be required have not yet been made.

The calculations in the table below do not include amounts that Neenah’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger and do not reflect any Neenah equity awards or other incentive awards that are expected to vest in accordance with their terms prior to the effective time. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Merger-Related Compensation for Neenah’s Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Continued Benefits and Perquisites ($)(3)	Tax Reimbursements ($)(4)	Total ($)
Julie Schertell	$3,656,164	$3,630,285	$313,100	—	$7,599,549
Paul DeSantis	$1,747,945	$1,389,540	$176,303	—	$3,313,788
Kingsley Shannon	$1,192,000	$408,219	$179,224	—	$1,779,442
Michael Rickheim	$1,352,329	$857,946	$226,507	—	$2,436,782
Noah Benz	$1,301,616	$596,199	$187,926	—	$2,085,741
Byron Racki (5)	—	—	—	—	—

(1)

Represents potential cash severance payments payable in a lump sum upon a Change of Control and qualifying termination of employment under the Neenah Executive Severance Plan. Such amounts are “double trigger,” meaning that the severance pay is payable only upon both the occurrence of a Change of Control and a qualifying termination within two (2) years following the Change of Control. The merger will constitute a Change of Control under the Neenah Executive Severance Plan.

The following table quantifies each separate form of cash payment included in the aggregate total reported in the “Cash” column.

	Severance		Prorated Annual Bonus Component ($)(c)
Name	Base Salary Component ($)(a)	Annual Bonus Component ($)(b)
Julie Schertell	$1,700,000	$1,700,000	$256,164
Paul DeSantis	$1,000,000	$650,000	$97,945
Kingsley Shannon	$730,000	$401,500	$60,500
Michael Rickheim	$800,000	$480,000	$72,329
Noah Benz	$770,000	$462,000	$69,616
Byron Racki	—	—	—

(a)	Base salary component is equal to two (2) times the named executive officer’s base salary as in effect prior to the termination.
(b)	Annual bonus component is equal to two (2) times target annual bonus for the year in which termination of employment occurs.
(c)	Prorated annual bonus component is the prorated portion of the named executive officer’s 2022 annual bonus calculated at target based on the number of months the officer was employed in 2022.
(2)

As described above, upon the occurrence of both a Change of Control and qualifying termination of employment within two (2) years following the Change of Control (i.e., a “double trigger”), the unvested equity awards held by the named executive officers will be subject to accelerated vesting.

The amounts set forth below are the separate values of each type of unvested and unearned equity-based award held by the Neenah named executive officers that accelerates upon the effective time and a qualifying termination, based upon the assumptions set forth on page [    ].

Name	Unvested Stock Options and Stock Appreciation Rights ($)(d)	Unvested Restricted Stock Unit Awards ($)(e)	Unvested Performance Share Awards ($)(f)	Total ($)
Julie Schertell	—	$885,641	$2,744,644	$3,630,285
Paul DeSantis	—	$502,225	$887,316	$1,389,540
Kingsley Shannon	—	$105,370	$302,849	$408,219
Michael Rickheim	—	$351,957	$505,988	$857,946
Noah Benz	—	$145,568	$450,631	$596,199
Byron Racki	—	—	—	—

(d)	For Neenah’s named executive officers, all stock options and all stock appreciation rights are already fully vested.
(e)	Represents the value of the unvested restricted stock unit awards that will vest as described above based upon an SWM common stock price of $28.60.
(f)	Represents the value of the unvested and unearned performance share awards that will vest and be deemed earned as described above based upon an SWM common stock price of $28.60.
(3)

Includes (i) an amount equal to the premiums the officer would have to pay for continuation of group medical and dental plan coverage under COBRA for twenty-four (24) months after termination of employment based on the premiums in effect at the date of termination of employment, (ii) an amount equal to the non-elective employer contributions under Neenah’s 401(k) Retirement Plan and Neenah’s Supplemental Retirement Contribution Plan that would have been made if the officer had remained employed two (2) more years and earned the two (2) times base salary component of severance pay described above over such period, plus an amount equal to the portion of the account balance attributable to any forfeited nonvested non-elective contributions under Neenah’s 401(k) Retirement Plan and the Neenah Deferred Compensation Plan and (iii) $50,000 in reimbursement for outplacement benefits. Such amounts are “double trigger” benefits under the Neenah Executive Severance Plan, meaning that they are only payable upon both the occurrence of a Change of Control and a qualifying termination within two (2) years following the Change of Control; provided, however, that outplacement benefits are also payable upon any qualifying termination, whether or not related to a Change of Control.
(4)

No “golden parachute” tax gross-up amounts are required to be paid to any of Neenah’s named executive officers. However, Neenah reserved the right pursuant to the disclosure schedules to the merger agreement to spend up to $1,000,000 in mitigation of tax issues under Section 280G of the Internal Revenue Code, and this could possibly result in certain executive officers receiving tax reimbursement payments. Because Section 280G calculations have not yet been finalized, it is not yet known whether any tax reimbursements will be paid to any of the executive officers and accordingly no tax reimbursement payment is disclosed for any executive officer.

(5)	Mr. Racki ceased to serve as an executive officer of Neenah as of June 28, 2021 but was a “named executive officer” of Neenah for the year ended December 31, 2021.

Management of the Combined Company

Following the completion of the merger, Ms. Julie Schertell, the current Chief Executive Officer and President of Neenah, will serve as the Chief Executive Officer of the combined company. In addition, it is expected that certain other executive officers of Neenah will continue employment with the combined company following completion of the merger. Ms. Schertell and the other executive officers of the combined company will be compensated for their service with the combined company. The compensation and benefits programs applicable to the executive officers of the combined company may differ from those currently applicable to Neenah’s executive officers; however, no merger-related adjustments to such compensation and benefits programs have been determined as of the date of this joint proxy statement/prospectus. For more information, see the section entitled “—Governance of the Combined Company—Chief Executive Officer” below.

Director and Officer Indemnification and Insurance

Under the merger agreement, each present and former director and officer of Neenah or any of its subsidiaries is entitled to continued indemnification through the combined company from and after the effective time for acts or omissions occurring at or before the effective time, and the merger agreement provides for the continuation of Neenah’s directors’ and officers’ liability insurance coverage for a period of six (6) years after the effective time, or the substitution of similar coverage subject to and in accordance with the merger agreement, with respect to acts or omissions occurring at or before the effective time. For a more detailed description, see the section entitled “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance” beginning on page [    ].

Governance of the Combined Company

Certificates of Incorporation and Bylaws

The certificate of incorporation of SWM, as in effect immediately prior to the effective time, will be the certificate of incorporation of the combined company as of the effective time until thereafter amended in accordance with applicable law.

Prior to closing, the SWM board of directors will take all actions necessary to cause the bylaws of SWM to be amended as set forth in Annex D to this joint proxy statement/prospectus (which amendment we refer to as the “SWM bylaw amendment”), and as so amended, effective upon the completion of the merger, the bylaws of SWM will be the bylaws of the combined company, until thereafter amended in accordance with applicable law.

The bylaws of SWM, as amended pursuant to the SWM bylaw amendment, implement certain governance matters for the combined company from and after the effective time and until the date of the annual meeting of stockholders held in 2025, or December 31, 2025 if an annual meeting is not held in 2025 (which period we refer to as the “governance period”). Any amendment to the governance provisions included in the SWM bylaw amendment by the SWM board of directors will require a vote of 75% of the board of directors of the combined company.

At the effective time, Neenah’s certificate of incorporation will be amended and restated in its entirety, in the form attached to the merger agreement, and as so amended and restated, will be the certificate of incorporation of Neenah as of the effective time until thereafter amended in accordance with applicable law. At the effective time, Neenah’s bylaws will be amended and restated in its entirety, in the form attached to the merger agreement, and as so amended and restated, will be the bylaws of Neenah as of the effective time until thereafter amended in accordance with applicable law.

Combined Company Board of Directors

The board of directors of the combined company will be composed of nine (9) members, of which:

•	five (5) directors will be designated by SWM, consisting of Dr. Rogers, as non-executive Chairman, , , and , each of whom are independent; and

•	four (4) directors will be designated by Neenah, consisting of Ms. Schertell, , and , each of whom are independent except Ms. Schertell.

The SWM bylaw amendment provides that, from and after the effective time through the governance period, vacancies on the board of directors of the combined company created by the resignation, disqualification, removal from office or death of a director will be filled (i) in the case of a vacancy created by the resignation, disqualification, removal from office or death or the nomination of a person following the end of the term of a continuing SWM director, by a majority of the continuing SWM directors then in office and, (ii) in the case of a vacancy created by the resignation, disqualification, removal from office or death or nomination of a person following the end of the term of a continuing Neenah director, by a majority of the continuing Neenah directors then in office; provided that any such appointment or nomination will be made in accordance with applicable law and the rules of the NYSE.

The board of directors of the combined company will be divided into the following three classes, with members of each class serving staggered three-year terms:

Name of Director	Class of Director
Class I
Class I
Class I
Class II
Class II
Class II
Julie Schertell	Class III
Class III
Class III

At the effective time, the board of the combined company is expected to determine that each of the directors on the board of directors of the combined company other than Ms. Schertell will qualify as independent directors, as defined under NYSE listing rules, and the board of directors of the combined company will consist of a majority of “independent directors,” as defined under the rules of the SEC and NYSE listing rules relating to director independence requirements.

Committees of the Board of Directors

SWM will take all actions necessary to cause the board of directors of the combined company to have three (3) standing committees for the duration of the governance period: (i) Audit Committee, (ii) Compensation Committee, and (iii) Nominating and Governance Committee (which we refer to collectively as the “standing committees”). During the governance period, the SWM bylaw amendment requires that a vote of 75% of the board of directors of the combined company will be required to form any new committees. The Chairperson of the Audit Committee and the Compensation Committee will each be an SWM designated director, and the Chairperson of the Nominating and Governance Committee will be a Neenah designated director. The composition and size of each standing committee will be determined by the SWM directors and the Neenah directors of the combined company prior to or promptly following the effective time. Each standing committee will have at least one (1) Neenah-designated director and one (1) SWM-designated director.

Chief Executive Officer

Ms. Schertell, the current Chief Executive Officer and President of Neenah, will serve as the Chief Executive Officer of the combined company.

A vote of 75% of the board of directors of the combined company will be required to remove or replace Ms. Schertell as Chief Executive Officer of the combined company during the governance period.

Non-Executive Chairman

Effective as of the effective time, Dr. Rogers, the current Chairman of the SWM board of directors, will serve as the non-executive Chairman of the combined company’s board of directors.

Promptly after the annual meeting of stockholders of the combined company held in 2024 (or December 31, 2024 if an annual meeting of stockholders of the combined company is not held in 2024), the continuing SWM directors will also have the right to elect a replacement non-executive Chairman to the board of directors of the combined company following Dr. Rogers’ tenure, to serve until the end of the governance period, provided that such replacement is not a current or former executive officer of SWM.

Headquarters and Name of the Combined Company After the Merger

As of the effective time, the combined company will be headquartered in Alpharetta, Georgia. SWM will change the name and the NYSE ticker symbol of the combined company to such new name and ticker symbol as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time.

Accounting Treatment of the Merger

SWM and Neenah prepare their respective financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting, and SWM will be treated as the acquirer for accounting purposes.

Closing; Effective Time

Subject to the terms and conditions of the merger agreement, the closing of the merger will take place at 10:00 a.m., Atlanta time, by the exchange of documents by “portable document format” (pdf) or other electronic means, on a date no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by SWM and Neenah (the date on which the closing occurs is referred to as the “closing date”). The merger will become effective at the time that the certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as SWM and Neenah will agree and specify in the certificate of merger.

Regulatory Approvals

General

To complete the merger, SWM and Neenah need to obtain approvals or consents from, and make filings with, antitrust authorities in the U.S., Austria, Germany and Poland. Subject to the terms of the merger agreement, SWM and Neenah have agreed to cooperate with each other and use reasonable best efforts to (i) take, or cause to be taken, all necessary actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable following the date of the merger agreement, (ii) make, or cause to be made, the registrations, declarations and filings required under the HSR Act, and required or advisable under any other applicable competition laws with respect to the transactions contemplated by the merger agreement, (iii) prepare and file all necessary documentation to obtain as promptly as practicable all material permits, consents, approvals, clearances and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such governmental entities and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any governmental entity challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement. Under the terms of the merger agreement, neither SWM nor Neenah is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that, individually or in the aggregate, would reasonably be expected to be material and adverse to SWM and its subsidiaries, taken as a whole, after giving effect to the merger, and including the projected synergies expected to result from the merger.

Under the provisions of the HSR Act, the merger cannot be completed until SWM and Neenah each file a notification and report form with the FTC and the Antitrust Division and the applicable waiting period thereunder has expired or been terminated.

The merger is also subject to clearance or approval by antitrust authorities in Austria, Germany and Poland. In each case, the merger cannot be completed until the parties file notifications and obtain clearance or approval to consummate the merger from the applicable regulatory authorities or the applicable waiting periods have expired or been terminated. The parties have agreed to cooperate with each other and use their reasonable best efforts to make these filings as promptly as reasonably practicable.

SWM and Neenah believe that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals, if obtained, will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger. There can likewise be no assurances that regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Description of Financing

Consummation of the merger is not conditioned on SWM’s ability to obtain financing. SWM plans to use debt financing and cash on hand to fund certain fees and costs relating to the merger and to refinance certain of its existing indebtedness and certain existing indebtedness of Neenah. Such debt financing could take any of several forms or any combination of them, including but not limited to the following: (i) SWM may borrow up to $650.0 million under the delayed draw facility; (ii) SWM may borrow under the revolving credit facility; (iii) SWM may borrow under the bridge facility; and (iv) SWM may issue senior notes in the public and/or private capital markets.

Commitment Letter

In connection with entry into the merger agreement, SWM entered into a commitment letter, which we refer to as the “commitment letter,” dated as of March 28, 2022, with JPMorgan Chase Bank, N.A., which we refer to as “JPMorgan Chase,” pursuant to which JPMorgan Chase committed, subject to the terms and conditions of the commitment letter, to provide (i) an unsecured bridge facility in an aggregate amount equal to $648.0 million, which we refer to as the “bridge facility,” the commitments for which will reduce if SWM obtains certain other debt financing, completes certain asset sales (subject to customary reinvestment rights) and completes certain equity issuances, in each case, in an amount equal to the net cash proceeds thereof, subject to a minimum proceeds threshold, and (ii) a $500.0 million senior secured revolving credit facility, which we refer to as the “committed revolving credit facility,” meant to replace SWM’s existing revolving credit facility.

Pursuant to the terms of the commitment letter, the proceeds of the bridge facility may be used (i) to refinance certain of SWM’s existing indebtedness and certain existing indebtedness of Neenah, and (ii) to pay the related transaction fees and costs.

The commitments to provide the financing under the commitment letter will terminate upon the first to occur of (i) the consummation of the merger and the refinancing of existing indebtedness of SWM and Neenah without using the loans available under the bridge facility, (ii) the date on which the merger agreement is terminated in accordance with its terms prior to the consummation of the merger and (iii) the termination date (as defined in the merger agreement), as it may be extended in accordance with the terms of the merger agreement.

Credit Facility Amendments

Subsequent to the entry into the merger agreement and in anticipation of the merger, SWM intends to amend its senior secured revolving and term loan credit agreement (which we sometimes refer to as the “credit facility amendment”) to (i) refinance, replace and increase (from $500.0 million to $600.0 million) its prior senior secured revolving credit facility (which we refer to as the “revolving credit facility”), as contemplated under the commitment letter, (ii) refinance and replace its prior senior secured term loan A facility with a new $193.0 million senior secured term loan A facility (which we refer to as the “term loan A facility”) and (iii) establish a $650.0 million senior secured delayed draw term loan A facility (which we refer to as the “delayed draw facility”), which will not be funded until the effective date of the merger. We refer to the bridge facility, revolving credit facility, term loan A facility and delayed draw facility collectively as the “debt financing.”

The revolving credit facility and term loan A facility will be used to refinance and replace SWM’s existing revolving facility and term loan A credit facility, respectively. The delayed draw facility will be used to (i) refinance and repay the then outstanding indebtedness under Neenah’s senior secured revolving credit facilities and senior secured term loan facility in connection with the merger; (ii) pay fees and expenses incurred in connection with the merger, the transactions under the merger agreement and the delayed draw facility; and (iii) refinance and repay a portion of SWM’s then outstanding senior secured revolving and/or term loan indebtedness.

Revolving Credit Facility

Any loans under the revolving credit facility will mature on the earlier of (i) the date that is five (5) years after the closing date of the credit agreement amendment or (ii) 180 days prior to the scheduled maturity date of SWM’s existing senior notes (as such date may be extended or modified, including pursuant to any refinancing thereof).

Borrowings are expected to be able to be made in US dollars or euros at the option of SWM. Borrowings will bear interest, at SWM’s option, at a rate equal to either (i) a forward-looking term rate based on the Secured Overnight Financing Rate (which we refer to as “Term SOFR”) plus the applicable margin for borrowings in

U.S. dollars, or the reserve-adjusted Euro interbank offered rate, or EURIBOR, for borrowings made in euros, or (ii) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the “bank prime loan” rate, and (c) one-month Term SOFR plus 1.0%, in each case plus the applicable margin. The applicable margin for borrowings under the revolving credit agreement is expected to range from 1.00% to 2.50% for SOFR loans and EURIBOR loans and from 0.00% to 1.50% for base rate loans, in each case depending on SWM’s then current net debt to EBITDA ratio.

The revolving credit facility contains customary conditions to funding, affirmative covenants, negative covenants, financial covenants and events of default.

Term Loan A Facility

The loans under the term loan A facility will mature on the earlier of (i) the date that is five (5) years after the closing date of the credit agreement amendment or (ii) 180 days prior to the scheduled maturity date of SWM’s existing senior notes (as such date may be extended or modified, including pursuant to any refinancing thereof).

Borrowings will bear interest, at SWM’s option, at a rate equal to either (1) a forward-looking term rate based on Term SOFR plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the “bank prime loan” rate, and (c) Term SOFR plus 1.0%, in each case plus the applicable margin. The applicable margin for borrowings under the term loan A facility is expected to range from 1.25% to 2.75% for SOFR loans and from 0.25% to 1.75% for base rate loans, in each case depending on SWM’s then current net debt to EBITDA ratio.

The term loan A facility contains customary conditions to funding, affirmative covenants, negative covenants, financial covenants and events of default.

Delayed Draw Facility

Any loans under the delayed draw facility will mature on the earlier of (i) the date that is five (5) years after the closing date of the credit agreement amendment or (ii) 180 days prior to the scheduled maturity date of SWM’s existing senior notes (as such date may be extended or modified, including pursuant to any refinancing thereof).

Borrowings will bear interest, at SWM’s option, at a rate equal to either (i) a forward-looking term rate based on Term SOFR plus the applicable margin or (ii) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the “bank prime loan” rate, and (c) one-month Term SOFR plus 1.0%, in each case plus the applicable margin. The applicable margin for borrowings under the delayed draw facility is expected to range from 1.00% to 2.50% for SOFR loans and from 0.00% to 1.50% for base rate loans depending on SWM’s then current net debt to EBITDA ratio.

The delayed draw facility contains customary conditions to funding, affirmative covenants, negative covenants, financial covenants and events of default.

Any obligation of the lenders to fund the delayed draw facility will terminate upon the first to occur of (i) the consummation of the merger and the refinancing of existing indebtedness of SWM and Neenah without using the loans available under the delayed draw facility, (ii) the date on which the merger agreement is terminated in accordance with its terms prior to the consummation of the merger and (iii) the termination date (as defined in the merger agreement), as it may be extended in accordance with the terms of the merger agreement.

The availability of the financing contemplated in the commitment letter or in the credit facility amendment may not be considered assured. The obligation of the commitment parties to provide the bridge facility or the committed revolving credit facility under the commitment letter, and of the lenders to provide loans under the revolving credit facility, the term loan A facility and the delayed draw facility, are subject to satisfaction of a number of conditions customary for transactions of a similar nature. There is a risk that these conditions will not be satisfied, and that the relevant financing may not be available when required.

Ownership of the Combined Company after the Merger

Holders of SWM and Neenah common stock currently have the right to vote in the election of the board of directors and on other matters involving SWM and Neenah, respectively. In the merger, each Neenah stockholder who receives shares of SWM common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than such holder’s percentage ownership of Neenah. We estimate that, upon completion of the merger, Neenah stockholders as of immediately prior to the merger will collectively own approximately 42% of the outstanding shares of the combined company immediately after the merger, and SWM stockholders as of immediately prior to the merger will collectively own approximately 58% of the outstanding shares of the combined company immediately after the merger (in each case, on a fully diluted basis and without regard to the fact that immediately prior to the merger certain stockholders may own both SWM and Neenah stock). As a result, Neenah stockholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on Neenah, and SWM stockholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on SWM.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Neenah common stock that exchange their shares of Neenah common stock for shares of SWM common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Neenah common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•

a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Neenah common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Neenah common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

This discussion applies only to U.S. Neenah stockholders who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws, including, for example:

•	banks or other financial institutions;

•	tax-exempt organizations;

•	partnerships, S corporations or other pass-through entities or investors therein;

•	retirement plans;

•	individual retirement accounts or other tax-deferred accounts,

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	mutual funds;

•	dealers or brokers in securities, commodities or foreign currencies;

•	traders in securities who elect the mark-to-market method of accounting;

•	Neenah stockholders subject to the alternative minimum tax provisions of the Code;

•	Neenah stockholders who received Neenah common stock through the exercise of employee stock options or through tax-qualified retirement plans or otherwise as compensation;

•	persons whose functional currency is not the U.S. dollar;

•	holders of options granted under any Neenah benefit plan;

•	holders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	holders that actually or constructively hold 5% or more of outstanding Neenah common stock; or

•	Neenah stockholders who hold Neenah common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

It is a condition to the obligation of each of SWM and Neenah to complete the merger that each party will receive an opinion of its tax counsel, dated the effective date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by SWM and Neenah and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (which we refer to as the “IRS”) or any court. SWM and Neenah have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the remainder of this discussion proceeds on the basis that such treatment will be respected. Accordingly, you generally will not recognize gain or loss upon exchanging your Neenah common stock for SWM common stock, except with respect to cash received instead of fractional shares of SWM common stock (as discussed below). The aggregate tax basis of the SWM common stock that you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the shares of Neenah common stock you surrender in the merger. Your holding period for the shares of SWM common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below)

will include your holding period of the shares of Neenah common stock that you surrender in the merger. If you acquired different blocks of Neenah common stock at different times or at different prices, the SWM common stock you receive will be allocated pro rata to each block of Neenah common stock you surrender in the merger, and the basis and holding period of each block of SWM common stock you receive will be determined based on the basis and holding period of the block of Neenah common stock exchanged for such block of SWM common stock.

Cash Instead of Fractional Shares

If you receive cash instead of a fractional share of SWM common stock, you will be treated as having received such fractional share of SWM common stock pursuant to the merger and then as having sold such fractional share of SWM common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of SWM common stock, which is determined as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of Neenah common stock surrendered therefor) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

If you are a non-corporate holder of Neenah common stock you may be subject to information reporting and backup withholding on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number and certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under U.S. federal estate or gift tax laws, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Exchange of Shares

Upon completion of the merger, each issued and outstanding share of Neenah common stock, other than shares owned by SWM or any of its wholly owned subsidiaries or Neenah or any of its wholly owned subsidiaries, will be converted into the right to receive 1.358 shares of SWM common stock.

Prior to the effective time, SWM will appoint, with Neenah’s prior approval, an exchange agent to handle the exchange of shares of Neenah common stock for the merger consideration. At or prior to the effective time, SWM and Merger Sub will deposit evidence of shares of SWM common stock in book-entry form representing the number of shares of SWM common stock sufficient to deliver the merger consideration.

Neenah stockholders will not receive any fractional shares of SWM common stock in the merger. Instead, a former holder of Neenah common stock who otherwise would have received a fraction of a share of SWM common stock will be entitled to receive, from the exchange agent appointed by SWM pursuant to the merger agreement, an amount in cash (rounded to the nearest cent), which will be determined by multiplying (i) the average of the closing-sale prices of SWM common stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger by

(ii) the fraction of a share (after taking into account all shares of Neenah common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of SWM common stock which such holder would otherwise be entitled to receive.

At the effective time, all shares of Neenah common stock will no longer be outstanding, will be cancelled and will cease to exist, and each certificate or book entry share that previously represented shares of Neenah common stock (other than the cancelled shares and any shares of Neenah common stock that are owned by SWM or any of its wholly owned subsidiaries or Neenah or any of its wholly owned subsidiaries as described under the section entitled “The Merger Agreement—Merger Consideration”) will represent only the right to receive the merger consideration pursuant to the merger agreement, cash in lieu of fractional shares and unpaid dividends and distributions, if any. With respect to such shares of SWM common stock deliverable upon the surrender of Neenah stock certificates or book entry shares, until holders of such Neenah stock certificates or book entry shares have properly surrendered such stock certificates or book entry shares to the exchange agent for exchange, along with a duly completed letter of transmittal and any other documents as may customarily be required by the exchange agent, those holders will not receive the merger consideration, any cash in lieu of fractional shares and any dividends or distributions that become due to the holders of shares of converted Neenah common stock.

As promptly as practicable after the effective time and no later than ten (10) days thereafter, SWM will cause the exchange agent to send transmittal materials, including a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates or book entry shares representing Neenah common stock will pass, only upon delivery of such certificates or upon proper delivery, with respect to book entry shares, of proper evidence of such book entry shares to the exchange agent. The letter will also include instructions explaining the procedures for surrendering Neenah stock certificates and book entry shares in exchange for the merger consideration.

SWM, Merger Sub and their respective agents (including the exchange agent) are entitled to deduct and withhold any applicable taxes from any merger consideration that would otherwise be payable pursuant to the merger agreement.

After the effective time, Neenah will not register any transfer of the shares of Neenah common stock. SWM stockholders need not take any action with respect to their share certificates or other interest in shares of SWM common stock.

NYSE Listing of Shares of SWM Common Stock; Delisting and Deregistration of Neenah Common Stock

SWM common stock is listed for trading on the NYSE under the symbol “SWM”, and Neenah common stock is listed on NYSE under the symbol “NP.” Upon completion of the merger, SWM and Neenah will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Neenah common stock from the NYSE and the deregistration of such shares of Neenah common stock as promptly as practicable following the effective time in compliance with applicable law.

Under the terms of the merger agreement, SWM will cause the shares of SWM common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, and the merger agreement provides that neither SWM nor Neenah will be required to complete the merger if such shares are not authorized for listing on the NYSE, subject to notice of issuance. Following the merger, shares of SWM common stock will continue to be traded on the NYSE. SWM will change the name and the NYSE ticker symbol of the combined company to such new name and ticker symbol as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time.

Appraisal Rights

Under Section 262 of the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to notice of the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders, unless the stockholders receive in exchange for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of any other corporation that at the effective time of the merger are listed on a national securities exchange or held by more than 2,000 stockholders of record, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

If the merger is completed, SWM stockholders will not receive any consideration and their shares of SWM common stock will remain outstanding and constitute shares of stock of the combined company. As a result, SWM stockholders are not entitled to appraisal rights in connection with the merger. Neenah common stock is listed on the NYSE, and because Neenah stockholders will receive shares of SWM common stock in the merger, which is also listed on the NYSE, Neenah stockholders are not entitled to appraisal rights in connection with the merger.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about SWM or Neenah. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings SWM and Neenah make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [    ] of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The following summary of the material terms of the merger agreement, with reference to the complete text of the merger agreement attached as Annex A, is intended to provide you with information regarding the material terms of the merger agreement. Factual disclosures about SWM, Merger Sub and Neenah contained in this joint proxy statement/prospectus or in the public reports of SWM or Neenah filed with the SEC may supplement, update or modify the factual disclosures about SWM, Merger Sub and Neenah contained in the merger agreement. The merger agreement contains representations and warranties by SWM and Merger Sub, on the one hand, and by Neenah, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by SWM, Merger Sub and Neenah were qualified and subject to important limitations agreed to by SWM, Merger Sub and Neenah in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the disclosure schedules that SWM, Merger Sub and Neenah each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. The representations and warranties or any descriptions of those provisions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page [    ].

Structure of the Merger

Each of the SWM and Neenah boards of directors has unanimously adopted and approved the merger agreement. The merger agreement provides, among other things, that upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, at the effective time, Merger Sub will merge with and into Neenah, with Neenah surviving the merger as a wholly owned subsidiary of SWM.

Merger Consideration

Each share of Neenah common stock issued and outstanding immediately prior to the effective time, except for shares owned by SWM or any of its wholly owned subsidiaries, including Merger Sub, or Neenah or any of its wholly owned subsidiaries (in each case other than shares of Neenah common stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties), will be converted into the right to receive 1.358 shares of SWM common stock.

All of the shares of Neenah common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and cease to exist as of the effective time, and each old certificate (which includes reference to book-entry account statements relating to the ownership of shares of Neenah common stock) previously representing any such shares of Neenah common stock will thereafter represent only the right to receive (i) a new certificate representing the number of whole shares of SWM common stock which such shares of Neenah common stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Neenah common stock represented by such old certificate have been converted into the right to receive, without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case, without any interest thereon.

If, prior to the effective time, the outstanding shares of SWM common stock or Neenah common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, an appropriate and proportionate adjustment will be made to the exchange ratio to give SWM and the Neenah stockholders the same economic effect as contemplated by the merger agreement prior to such event.

Notwithstanding anything in the merger agreement to the contrary, at the effective time, all shares of Neenah common stock that are owned by SWM or any of its wholly owned subsidiaries, including Merger Sub, or Neenah or any of its wholly owned subsidiaries (in each case other than shares of Neenah common stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties) will be cancelled and will cease to exist and no SWM common stock or other consideration will be delivered in exchange therefor.

Fractional Shares

SWM will not issue any fractional shares of SWM common stock in the merger. Instead, a former holder of Neenah common stock who otherwise would have received a fraction of a share of SWM common stock will receive an amount in cash (rounded to the nearest cent). This cash amount will be determined by multiplying (i) the average of the closing-sale prices of SWM common stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger by (ii) the fraction of a share (after taking into account all shares of Neenah common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of SWM common stock which such holder would otherwise be entitled to receive.

Treatment of Neenah Equity Awards

Neenah Stock Options

At the effective time, each outstanding and unexercised Neenah stock option will, automatically and without any required action on part of the holder thereof, be converted into an SWM stock option to purchase a number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to the Neenah stock option immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share of SWM common stock (rounded up to the nearest whole cent) equal to the quotient of (a) the exercise price per share of Neenah common stock of such Neenah stock option immediately prior to the effective time and (b) the exchange ratio; provided, however, that the exercise price and the number of shares of SWM common stock will be determined in a manner consistent with the requirements of Section 409A of the Code. Each such SWM stock option will be subject to the same terms and conditions (including without limitation, the accelerated vesting and extended exercise term that applies in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah stock option agreement) or resignation for “Good Reason” (as defined in the applicable Neenah stock option agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah stock option agreement)) as applied to the corresponding Neenah stock option immediately prior to the effective time. As of May 2, 2022, there were 21,775 shares of Neenah common stock subject to outstanding Neenah stock options.

Neenah Stock Appreciation Rights

At the effective time, each outstanding and unexercised Neenah stock appreciation right will, automatically and without any required action on part of the holder thereof, be converted into a right to receive stock appreciation rights with respect to that number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to the Neenah stock appreciation rights immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share of SWM common stock (rounded up to the nearest whole cent) equal to the quotient of (a) the exercise price per share of Neenah common stock of such Neenah stock appreciation right immediately prior to the effective time and (b) the exchange ratio; provided, however, that the exercise price and the number of shares of SWM Common Stock will be determined in a manner consistent with the requirements of Section 409A of the Code. Each such SWM stock appreciation right will be subject to the same terms and conditions (including without limitation, the accelerated vesting and extended exercise term that applies in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah stock appreciation right agreement) or resignation for “Good Reason” (as defined in the applicable Neenah stock appreciation right agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah stock appreciation right agreement)) as applied to the corresponding Neenah stock appreciation right immediately prior to the effective time. As of May 2, 2022, there were 323,721 shares of Neenah common stock subject to outstanding Neenah stock appreciation rights.

Neenah Restricted Stock Unit Awards

At the effective time, each outstanding Neenah restricted stock unit award (excluding Neenah performance share awards) will, automatically and without any required action on the part of the holder thereof, be converted into an SWM restricted stock unit award in respect of that number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to the Neenah restricted stock unit award immediately prior to the effective time and (ii) the exchange ratio. Each such SWM restricted stock unit award will be subject to the same terms and conditions (including without limitation, the accelerated vesting and payment terms that apply in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah restricted stock unit award agreement) or resignation for “Good Reason” (as defined in the applicable Neenah restricted stock unit award agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah RSU Award agreement)) as applied to the corresponding Neenah restricted stock unit award immediately prior to the effective time. As of May 2, 2022, there were 136,360 shares of Neenah common stock subject to outstanding Neenah restricted stock unit awards.

Neenah Performance Share Awards

At the effective time, each outstanding Neenah restricted stock unit award that is subject to performance goal conditions (which we refer to as the “Neenah performance share awards”) will, automatically and without any required action on the part of the holder thereof, be converted into an SWM restricted stock unit award in respect of that number of shares of SWM common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah common stock subject to such Neenah performance share award immediately prior to the effective time and (ii) the exchange ratio. The number of shares of Neenah common stock subject to a Neenah performance share award with a performance period that is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data for relative measures) as of the effective time will be the target number of shares subject to such Neenah performance share award (as set forth in the applicable Neenah performance share award). After the effective time, each such SWM restricted stock unit award will be scheduled to cliff vest, subject to the holder’s continued service with the combined company or its subsidiaries, on the last day of the originally scheduled performance period, but subject to earlier payment and vesting in accordance with the applicable Neenah performance share award agreement if the holder’s termination of employment by the employer without “Cause” (as defined in the Neenah Executive Severance Plan) or resignation for “Good Reason” (as defined in the Neenah Executive Severance Plan) occurs, in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah performance share award agreement), and subject, in the case of death, “Retirement” (as defined in the applicable Neenah performance share award agreement) or “Disability” (as defined in the applicable Neenah performance share award agreement), to vesting as provided in the applicable Neenah performance share award agreement and payment within thirty (30) days after the later of the vesting event or the effective time. Except as otherwise provided in this paragraph, each such SWM restricted stock unit award will be subject to the same terms and conditions as applied to the corresponding Neenah performance share award immediately prior to the effective time. As of May 2, 2022, there were 216,750 shares (assuming satisfaction of performance goals at the target level) or 433,500 shares (assuming satisfaction of performance goals at the maximum level) of Neenah common stock subject to Neenah performance share awards.

Closing and Effective Time

Subject to the terms and conditions of the merger agreement, the closing of the merger will take place at 10:00 a.m., Atlanta time, by exchange of documents by “portable document form” (pdf) or other electronic means, on a date no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by SWM and Neenah (the date on which the closing occurs is referred to as the “closing date”). On or (if agreed by SWM and Neenah) prior to the closing date, SWM and Neenah, respectively, will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware. The merger will become effective upon the filing of such certificate of merger or at such later date and time as specified in the certificate of merger in accordance with the relevant provisions of the DGCL (such time being the “effective time”).

Exchange of Shares; Exchange of Neenah Stock Certificates

Letter of Transmittal

As promptly as practicable after the effective time, but in no event later than ten (10) days thereafter, SWM will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of Neenah common stock immediately prior to the effective time that have been converted at the effective time into the right to receive SWM common stock, a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the old certificates will pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for new certificates representing the number of whole shares of SWM common stock and any cash in lieu of fractional shares which the shares of Neenah common stock represented by such old certificate or old certificates will have been converted into the right to receive pursuant to the merger agreement as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement. Upon proper surrender of an old certificate or old certificates for exchange and cancellation to the exchange agent, together with such properly completed letter of transmittal, duly executed, the holder of such old certificate or old certificates will be entitled to receive in exchange therefor, as applicable, (i) a new certificate representing the number of whole shares of SWM common stock to which such holder of Neenah common stock will have become entitled pursuant to the terms of the merger agreement and (ii) an amount in cash representing the amount of (a) any cash in lieu of fractional shares which such holder has the right to receive in respect of the old certificate or old certificates being surrendered and (b) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, and the old certificate or old certificates so surrendered will forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of old certificates.

In the event any old certificate for Neenah common stock has been lost, stolen or destroyed, the exchange agent will issue the shares of SWM common stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to the merger agreement upon receipt of (i) an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed, and (ii) if required by SWM or the exchange agent, the posting of a bond by such person and in such amount as SWM or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.

After the effective time, there will be no transfers on the stock transfer books of Neenah of the shares of Neenah common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for new certificates representing shares of SWM common stock as provided in the merger agreement.

Withholding

SWM, Merger Sub and Neenah and any other person that has any withholding obligation with respect to any payment made pursuant to the merger agreement will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any such payment such amounts as they are required to deduct and withhold under the Code or any provision of state, local or non-U.S. tax law. To the extent any such amounts are so withheld and paid over to the appropriate governmental entity, these amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which the deduction and withholding was made.

Dividends and Distributions

No dividends or other distributions declared with respect to SWM common stock with a record date after the effective time will be paid to the holder of any unsurrendered old certificate of Neenah common stock until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of SWM common stock that the shares of Neenah common stock represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by each of SWM, Merger Sub and Neenah relating to a number of matters, including the following:

•	corporate matters, including due organization, qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger;

•	reports to regulatory agencies;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal and regulatory proceedings;

•	tax matters;

•	employee benefit matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain material contracts;

•	environmental matters;

•	real property;

•	intellectual property;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code;

•	the receipt of a fairness opinion from each party’s respective financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	insurance matters;

•	data protection;

•	product warranties and liabilities; and

•	no interested stockholder of the other parties.

In addition to the above, the merger agreement contains representations and warranties made by SWM relating to financing matters and the solvency of SWM.

Certain representations and warranties of SWM, Merger Sub and Neenah are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect”, when used in reference to either SWM or Neenah or the combined company, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) would or may reasonably be expected to, prevent or materially delay the ability of the party to consummate the transactions contemplated by the merger agreement (including the merger).

However, a material adverse effect will not be deemed to include the impact of:

•

the general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions (including commodity prices, interest rates and exchange rates);

•	the general conditions in the premium printing, packaging and specialty materials industry or changes therein;

•	general political conditions and changes thereof;

•	changes, after the date of the merger agreement, in GAAP, or applicable regulatory accounting requirements;

•	any changes after the date of the merger agreement in applicable law or the interpretation thereof;

•

any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic (including COVID-19) or the taking of actions to ensure compliance by a party and its subsidiaries and their respective directors, officers, employees, consultants and customers with any COVID-19 measure, quarantine restrictions, weather conditions or other natural or man-made disaster or other force majeure event;

•

a decline, in and of itself, in the trading price or trading volume of a party’s common stock, a credit ratings downgrade or change in ratings outlook, in and of itself, for a party or any of its subsidiaries or the failure, in and of itself, to meet analyst earnings projections, earnings guidance or internal financial forecasts (it being understood that the facts or occurrences giving rise or contributing to such decline, downgrade or failure may be taken into account);

•

geopolitical conditions, acts of terrorism or sabotage, acts of war (whether or not declared, and including the Russian-Ukrainian war) or escalations thereof, the commencement, continuation or escalation of a war, acts of armed hostility, including any material worsening of such conditions threatened or existing as of the date of the merger agreement, or changes in such conditions;

•

the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby, or the public announcement of the merger agreement or the transactions contemplated thereby, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, governmental entities, governmental officials, and other persons with whom the party or its subsidiaries has material business relations;

•	any action or failure to take any action which action or failure to act is requested in writing by another party or required by the merger agreement;

•	any stockholder litigation arising out of the merger agreement;

except, with respect to the first, second, third, fourth, fifth, sixth and eighth bullets described above, to the extent that the effects of such changes are materially disproportionately adverse to the applicable party and its subsidiaries relative to other similarly-situated companies in the industry in which such party and its subsidiaries operate, in which case only such incremental materially disproportionately adverse effect will be taken into account.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Each of SWM and Neenah has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (iii) take no action that would reasonably be expected to adversely affect or materially delay the ability of either SWM or Neenah to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither SWM nor Neenah may, and neither SWM nor Neenah may permit any of their respective subsidiaries to, without the prior written consent of SWM or Neenah, as applicable (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

•

incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings in the ordinary course of business under any revolving credit facility, settlement facility, commercial paper program or other line of credit existing on the date of the merger agreement up to the amount committed thereunder on the date of the merger agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of the merger agreement and the amendment or replacement contains customary commercial terms consistent in all material respects with the existing facility), (iii) guarantees by Neenah or any direct or indirect wholly owned subsidiary of Neenah of indebtedness of Neenah or any other direct or indirect wholly owned subsidiary of Neenah, (iv) guarantees by SWM or any direct or indirect wholly owned subsidiary of SWM of indebtedness of SWM or any other direct or indirect wholly owned subsidiary of SWM, (v) any indebtedness incurred to refinance, roll-over, replace or renew any indebtedness described in (ii) above, so long as, in each case, (a) the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled-over, replaced or renewed (plus accrued interest, and a reasonable amount of premium, fees and expenses incurred in connection with such refinancing), and (b) such indebtedness is on customary commercial terms consistent in all material respects with the indebtedness being refinanced, rolled-over, replaced or renewed, (vi) indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the ordinary course, (vii) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts (a) not entered for speculative purposes and (b) entered into in the ordinary course and in compliance with its risk management and hedging policies or practices in effect on the date of the merger agreement, and (viii) indebtedness incurred under the debt commitment letter entered into in connection with the merger agreement, and other indebtedness incurred by mutual agreement of Neenah and SWM in accordance with the terms of the merger agreement;

•	adjust, split, combine or reclassify any capital stock;

•

make, declare, pay or set a record date for any dividend (whether in cash, stock or property or any combination thereof), or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by Neenah at a rate per share of Neenah common stock consistent with the prior quarter’s cash dividend, (ii) regular quarterly cash dividends by SWM at a rate per share of SWM common stock consistent with the prior quarter’s cash dividend, (iii) dividends paid by any of the subsidiaries of each of SWM and Neenah to SWM or Neenah or any of their wholly owned subsidiaries, respectively, or dividends paid by any of their respective non-wholly owned subsidiary joint ventures in the ordinary course of business as required by any joint venture agreements in effect as of the date of the merger agreement or (iv) the acceptance of shares of Neenah common stock or SWM common stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, or the payment of dividend equivalents thereon, in each case, in accordance with past practice and the terms of the applicable award agreements;

•

grant any stock options, restricted stock units, performance stock units, phantom stock units, performance shares, restricted shares or other equity-based awards or interests, or grant any person any right to acquire securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in SWM or Neenah or their respective subsidiaries;

•

issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities or any options, warrants or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, in each case, other than pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date of the merger agreement in accordance with their terms;

•

sell, lease, exchange, transfer, mortgage, encumber (other than certain permitted liens) or otherwise dispose of any of its properties or assets in excess of $20,000,000 in the aggregate, to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts in force at the date of the merger agreement;

•

make any investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, as applicable, in each case other than a wholly owned subsidiary of Neenah or SWM, as applicable, investments or acquisitions not in excess of $20,000,000 in the aggregate, or inventory, equipment, consumables or other similar assets in the ordinary course of business;

•

(i) except in the ordinary course of business consistent with past practice, terminate, materially amend, or waive any material provision of, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, material leases or contracts other than normal renewals of contracts and leases without material adverse changes of terms with respect to Neenah or SWM, as the case may be, or (ii) enter into certain material contracts;

•

except as required under applicable law or the terms of any Neenah or SWM benefit plans existing as of the date of the merger agreement, as applicable, (i) enter into, adopt or terminate any employee benefit plan or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant other than in the ordinary course of business, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than (a) in connection with a promotion or change in responsibilities, or (b) in the ordinary course of business consistent with respect to any non-officer employee), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than any bonuses or similar that are earned and paid prior to the effective time, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement with any director, officer or employee at or above the vice-president level, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual cash compensation is greater than $250,000, other than for cause, or (ix) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) annual base salary or wage rate greater than $250,000;

•

settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount, not in excess of $2,000,000 individually or $5,000,000 in the aggregate, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the combined company;

•

incur or commit to make capital expenditures or development expenses in excess of $10,000,000 above the amounts set forth in the Neenah budget and the SWM budget, as applicable, made available to the other party, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis for the safety of individuals who perform work for SWM or Neenah, or their respective subsidiaries, as applicable (provided that each of SWM or Neenah will provide the other parties with prompt notice of any such emergency expenditure);

•	recognize any labor union, works council or other labor organization as the bargaining representative of any employees;

•

take any action or fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

amend any party’s certificate of incorporation, bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act (in each case, other than ministerial changes);

•

merge or consolidate any party or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its significant subsidiaries (other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly owned subsidiaries, or as permitted under certain exceptions set forth in the merger agreement);

•	enter into any new line of business or discontinue any existing line of business;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

SWM and Neenah have agreed to cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable following the date of the merger agreement; (ii) make, or cause to be made, the registrations, declarations and filings (a) required under the HSR Act and (b) required or advisable under any other applicable competition laws with respect to the transactions contemplated by the merger agreement as promptly as reasonably practicable after the date of the merger agreement; (iii) prepare and file all necessary documentation, effect all applications, notices, petitions and filings, obtain as promptly as practicable all material permits, consents, approvals, clearances and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such governmental entities; and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any governmental entity challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement. As used in the merger agreement, the term “requisite regulatory approvals” means the expiration or termination of the applicable waiting period under the HSR Act and certain additional specified regulatory authorizations, consents, clearances, orders and approvals, including under the competition laws of Austria, Germany and Poland.

Each of SWM and Neenah has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. In furtherance of the parties’ reasonable best efforts, each of SWM and its subsidiaries and Neenah and its subsidiaries, as applicable, to the extent required in order to obtain the requisite regulatory approvals or any necessary approvals of any other governmental entity required for the transactions contemplated by the merger agreement or to avoid governmental investigations or litigation challenging the merger agreement or the transactions contemplated thereby, or otherwise in connection with the requisite regulatory approvals required pursuant to any competition law, will (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “divestiture”); and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “remedy”), except that (a) no such divestiture or remedy will be required if such divestiture or remedy, individually or in the aggregate with any other divestiture or remedy, would reasonably be expected to be material and adverse to SWM and its subsidiaries, taken as a whole, after giving effect to the merger, and including the projected synergies expected to result therefrom, and (b) neither SWM or Neenah nor their subsidiaries will be required to take any of the actions referred to above with respect to a divestiture or remedy unless the effectiveness thereof is conditioned on the occurrence of the effective time.

SWM and Neenah have agreed to use reasonable best efforts to: (i) oppose or defend against any proceeding by any governmental entity to prevent or enjoin the consummation of the merger; or (ii) overturn any regulatory order by any such governmental entity to prevent consummation of the merger, including by defending any investigation, claim, action, suit, arbitration, litigation or proceeding brought by any such governmental entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the merger.

If SWM or Neenah or any of their respective subsidiaries or affiliates receives a request for information or documentary material from any governmental entity with respect to the merger agreement or any of the transactions contemplated thereby, then such party will make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties (to the extent permitted under applicable law), an appropriate response in substantial compliance with such request. If SWM or Neenah receives a formal request for additional information or documentary material from the FTC or the Antitrust Division, then SWM and Neenah will substantially comply with such formal request as soon as reasonably practicable, unless otherwise agreed between SWM and Neenah. SWM and Neenah will consult with each other in good faith prior to agreeing, directly or indirectly, to extend any waiting period under the HSR Act or other applicable law or to any timing agreement with the FTC, the Antitrust Division or any other governmental entity.

Each of SWM and Neenah will promptly notify the other of any communication it or any of its affiliates receives from any governmental entity relating to the matters that are the subject of the merger agreement and, to the extent permitted under applicable law, furnish the other party promptly with all communications received from any governmental entity and permit the other party to review in advance, and consider in good faith the party’s comments to, any proposed communication, filing or submission by such party to any governmental entity. SWM and Neenah have agreed to coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other parties may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any governmental entity; provided, however, that the materials exchanged pursuant to the merger agreement may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of SWM’s or Neenah’s consideration of the transactions contemplated by the agreement or other competitively sensitive material; and SWM and Neenah may, as they deem advisable and necessary, designate any materials provided to the other pursuant to the merger agreement as “outside counsel only.” SWM and Neenah will (to the extent permitted under applicable law) consult with the other parties in advance of any meeting, discussion or teleconference with any governmental entity or, in connection with any proceeding by a private party in connection with the transactions contemplated by the merger agreement, with any other person, and to the extent not prohibited by the governmental entity or other person, give the other parties the opportunity to attend and participate in such meetings, discussions and teleconferences. SWM and Neenah will discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable law in connection with the merger agreement or the transactions contemplated by the merger agreement.

SWM will not, and will cause its subsidiaries not to, and Neenah will not, and will cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any governmental entity necessary to consummate the transactions contemplated by the merger agreement or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated by the merger agreement; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated by the merger agreement.

SWM and Neenah will, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus, the Registration Statement on Form S-4 of which this joint proxy statement/prospectus forms a part, or any other statement, filing, notice or application made by or on behalf of SWM, Neenah or any of their respective subsidiaries to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement.

Employee Matters

The combined company has agreed to honor all SWM and Neenah benefit plans in accordance with their terms. In order to further an orderly transition and integration, prior to the effective time, SWM and Neenah will cooperate in reviewing, evaluating and analyzing the SWM benefit plans and Neenah benefit plans with a view towards developing appropriate new benefit plans for employees of the combined company (which we refer to as the “new benefit plans”). The new benefit plans will, to the extent permitted by applicable law, among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by SWM benefit plans, on the one hand, and those covered by Neenah benefit plans, on the other hand, at the effective time. Until such time as the new benefit plans are determined and established, legacy SWM employees and legacy Neenah employees will continue to participate in the legacy SWM or Neenah benefit plans, as applicable, while employed by the combined company and subject to the terms of such plans.

In addition, for one (1) year following the effective time, SWM will provide to legacy Neenah employees who at the effective time become employees of SWM (i) at least the same annual base salary or wage rate provided to such employee by SWM or Neenah, as applicable, immediately prior to the effective time, (ii) at least the same cash bonus or other short-term cash incentive opportunity provided to such employee by SWM or Neenah, as applicable, in respect of the fiscal year in which the effective time occurs and (iii) employee benefits (including without limitation, retirement, vacation, health and welfare and fringe benefits) that are no less favorable, in the aggregate, than those benefits provided by SWM or Neenah, as applicable, immediately prior to the effective time; provided, however that, the obligations of SWM will not apply to compensation changes made by SWM and its subsidiaries which are applicable to all employees of SWM and its subsidiaries or which treat all employees of SWM and its subsidiaries in the same manner. Additionally, any legacy Neenah employee or legacy SWM employee, as applicable, whose employment is involuntarily terminated during the one year period following the effective time and who does not have a contractual entitlement to severance or termination benefits will be eligible for the same severance that such employee would have been provided by Neenah or SWM, as applicable, immediately prior to the effective time

Additionally, with respect to any new benefit plan in which any legacy employee of SWM or Neenah first becomes eligible to participate on or after the effective time, the merger agreement also provides that the combined company will: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such preexisting conditions, exclusions or waiting periods would apply under the analogous SWM benefit plan or Neenah benefit plan, as the case may be, (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the effective time in the ordinary course of business (or, if later, prior to the time such employee commenced participation in the new benefit plan) under an SWM benefit plan or Neenah benefit plan (to the same extent that such credit was given under the analogous SWM or Neenah benefit plan) in satisfying any applicable deductible or out-of-pocket requirements under any new benefit plan in which such employee first become eligible to participate after the effective time, and (iii) recognize all service of such employees with SWM or Neenah, as applicable, for all purposes with respect to any new benefit plan and to the same extent such service was taken into account under the analogous SWM or Neenah benefit plan prior to the effective time (except not for purposes of benefit accrual under any defined benefit pension plan, for purposes of any benefit plan that provides retiree welfare benefits, for purposes of any benefit plan that is frozen or that provides grandfathered benefits or to the extent such credit would result in a duplication of benefits for the same period of services).

If requested by SWM in writing not less than ten (10) business days before the closing date, the Neenah board of directors will take steps to terminate the Neenah, Inc. Retirement Plan (which we refer to as the “Neenah 401(k) plan”), effective as of the day prior to the closing date and contingent upon the occurrence of the effective time. If SWM requests that the Neenah 401(k) plan be terminated, legacy Neenah employees who continue with the combined company will be eligible as of the effective time to participate in a 401(k) plan sponsored or maintained by SWM (which we refer to as the “SWM 401(k) plan”), and SWM will take all necessary actions to permit such legacy Neenah employees to make rollover contributions to the SWM 401(k) plan.

SWM, Merger Sub and Neenah have further acknowledged and agreed that (i) the merger will constitute a “Change in Control” (or concept of similar import) under certain of SWM’s and Neenah’s benefits plans and (ii) as a result of the merger, certain individuals will be deemed to have experienced a “Good Reason” event (or concept of similar import) as defined under any SWM benefit plans, as applicable.

Financing

Debt Financing

SWM has agreed to use its reasonable best efforts, in close collaboration with Neenah, to cause to be taken all actions necessary to obtain debt financing on the terms and subject to the conditions described in the commitment letter, including using its reasonable best efforts to:

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maintain in effect the commitment letter and negotiate and enter into definitive agreements with respect to the debt financing (i) on the terms and subject to the conditions reflected in the commitment letter or (ii) on other terms that are acceptable to SWM and Neenah and that would not materially and adversely impact the ability of SWM to consummate the transactions contemplated by the merger agreement without delay;

•	comply without delay with all covenants, and satisfy without delay all conditions, required to be complied with or satisfied by SWM in the commitment letter and in such definitive agreements;

•

cause the debt financing to be consummated at such time or from time to time as is necessary for SWM to satisfy its obligations under the merger agreement, including, without limitation, to refinance the outstanding Neenah revolving credit facilities and term loan; and

•

pay any and all commitment or other fees in a timely manner that become payable by SWM under the commitment letter following the date of the merger agreement; provided, however, SWM is not required to commence, participate in, pursue or defend any action against or involving any of the persons that have committed to provide any portion of, or otherwise with respect to, the debt financing.

In the event any portion of the debt financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the commitment letter for any reason or the commitment letter is terminated or modified in a manner materially adverse to SWM or Neenah for any reason, SWM is required to promptly notify Neenah, and use its reasonable best efforts, in close collaboration and consultation with Neenah, to obtain, as promptly as practicable, and in no event later than the initial termination date (as may be extended), from the same and/or alternative financing sources alternative financing on terms not materially less favorable to SWM or Neenah than the terms of the debt financing in an amount equal to the lesser of (i) an amount sufficient to consummate transactions contemplated by the merger agreement (after taking into consideration the funds otherwise available to SWM), and (ii) the amount of financing that was contemplated by the commitment letter at the time of signing of the merger agreement. SWM is required to promptly provide Neenah with a copy of all drafts of any proposed new or replacement commitment letter in connection with the obtaining of alternative debt financing as promptly as practicable following the execution thereof.

SWM and Merger Sub have acknowledged and agreed that their obligations under the merger agreement to consummate the merger or any of the other transactions contemplated, are not subject to, or conditioned on, the receipt or availability of any funds or financing (including the debt financing).

Further, SWM has agreed to (i) keep Neenah fully informed with respect to all material activity concerning the status of the debt financing, including the status of SWM’s efforts to comply with their respective covenants under, and satisfy the conditions contemplated by, the commitment letter, (ii) give Neenah prompt notice of any proposed material change to the terms and conditions of the debt financing, and any event or change that would reasonably be expected to materially and adversely affect the ability of SWM to consummate the debt financing, (iii) provide, and direct the debt financing sources to promptly provide, Neenah with all material correspondence relating to the debt financing, including drafts of all agreements to effect the debt financing and offering documents with respect to the debt financing and substantially contemporaneously with SWM or its counsel receiving or distributing the same, and give Neenah a reasonable opportunity to review and comment on drafts of such agreements and documents, and (iv) include a representative appointed by Neenah (which we refer to as a “Neenah Financing Representative”) in all meetings (whether in person or virtual) and discussions with SWM’s financing sources and their counsel regarding material provisions of the documentation and logistics for the debt financing.

SWM is not permitted, without the prior written consent of Neenah in each instance (not to be unreasonably withheld in the case of clause (iv) below), to amend, supplement or otherwise modify, or grant any waivers under, the commitment letter in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) that would: (i) expand in any material respect, or amend, supplement or otherwise modify in a manner materially adverse to SWM or Neenah, the conditions to the debt financing set forth in the commitment letter; (ii) prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement; (iii) reduce the aggregate amount of financing set forth in the commitment letter to an amount below the amount needed (in combination with all funds held by or otherwise available to SWM) to consummate the transactions contemplated by the merger agreement (subject to the rights in the foregoing paragraph); or (iv) expand in any material respect, or amend, supplement or otherwise modify in a manner materially adverse to SWM or Neenah, the covenants or obligations of Neenah.

SWM has agreed not to make any decisions regarding (i) the appointment of additional, agents, co-agents, arrangers, arrangers, co-arrangers, managers, co-managers, book-runners or co-bookrunners, or the awarding of any titles, in connection with the commitment letter or the debt financing engagement letter, (ii) the awarding of any compensation, or the allocation of economics, to financial institutions or their affiliates in connection with the debt financing, other than as provided in the commitment letter or the debt financing engagement letter, or

(iii) the identification of Disqualified Institutions (as defined in the commitment letter), in each case without Neenah’s prior written consent. SWM is not permitted to release or consent to the termination of the obligations of the lenders under the commitment letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the commitment letter in a manner that would not reasonably be expected to materially and adversely affect the ability of SWM to consummate the debt financing without delay.

Cooperation of Neenah

Neenah has agreed to use its reasonable best efforts, and will cause each of its subsidiaries, the Neenah Financing Representative and the other representatives of Neenah and its subsidiaries to provide, at SWM’s sole cost and expense, all reasonable cooperation in connection with the arrangement of the debt financing, as may be requested by SWM and that is necessary or customary or desirable in connection with SWM’s efforts to obtain the debt financing, including:

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participation by the Neenah Financing Representative and senior management of Neenah, at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one conference or virtual calls with debt financing parties, including prospective investors in any debt financing involving the issuance of securities), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other customary syndication activities;

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furnishing SWM and its Representatives with all specified financial information and such other customary financial and other information regarding Neenah and its subsidiaries as may reasonably be requested by, and is necessary for, SWM or Merger Sub to fulfill the conditions and obligations applicable to it under the commitment letter, in each case, as and when it becomes available;

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assisting SWM and its financing sources in the preparation of (i) offering documents, offering memoranda, offering circulars, private placement memoranda, Registration Statements, prospectuses, syndication documents and other syndication materials (including providing customary authorization letters related thereto), including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents to be used in connection with any portion of the debt financing and (ii) materials for rating agency presentations, including by providing any financial information and other data required to prepare any pro forma financial statements that are required under applicable securities laws to be included in, or as may otherwise be reasonably required for and are customarily included in the foregoing financing materials;

•	assisting in the preparation of definitive financing documents, as may be reasonably requested by SWM or Neenah;

•	facilitating the pledging of collateral for the debt financing;

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using commercially reasonable efforts to obtain such consents, approvals, authorizations and instruments which may be reasonably requested by SWM in connection with the debt financing and collateral arrangements, including, without limitation, customary payoff letters, releases of liens, instruments of termination or discharge, legal opinions, surveys and title insurance;

•	using commercially reasonable efforts to ensure that the syndication efforts for the debt financing benefit from Neenah’s existing lending and banking relationships;

•	using commercially reasonable efforts in assisting SWM in its efforts to obtain corporate credit or family ratings of SWM;

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assisting in the implementation of any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the merger and the other transactions contemplated by the merger agreement, regarding each party’s and its subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a party’s or its subsidiaries’ credit agreements or senior notes;

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causing Neenah’s independent registered accounting firm to provide customary assistance, including by using reasonable best efforts to cause Neenah’s independent registered accounting firm (i) to provide customary comfort letters (including “negative assurance” comfort) in connection with any capital markets transaction comprising a part of the debt financing to the applicable debt financing parties, (ii) to provide any necessary consent to the inclusion of its audit report in respect of any financial statements of Neenah included or incorporated in any of the applicable financing materials referred to in the merger agreement, and (iii) to participate in a reasonable number of due diligence sessions at reasonable times and locations and upon reasonable prior notice; provided, at Neenah’s option, any such session may be conducted virtually by videoconference or other media, and including by using reasonable best efforts to provide customary representation letters to the extent required by such independent registered accounting firm in connection with the foregoing;

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cooperating with the due diligence of debt financing parties and their representatives in connection with the debt financing, to the extent customary and reasonable, including the provision of all such information requested with respect to the property and assets of Neenah and its subsidiaries and by providing to internal and external counsel of SWM, Merger Sub and the debt financing parties, as applicable, customary back-up certificates and factual information to support any legal opinion that such counsel may be required to deliver in connection with the debt financing; provided, that, Neenah and its affiliates are not required to deliver or cause the delivery of any legal opinions related to the debt financing;

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delivering, at least five (5) business days prior to Closing, to the extent reasonably requested in writing at least ten (10) business days prior to the effective time, all documentation and other information regarding Neenah and its subsidiaries that any debt financing party reasonably determines is required by domestic and foreign regulatory authorities under applicable “know your customer” and domestic and foreign anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and, to the extent required by any debt financing party, a beneficial ownership certificate in respect of any of Neenah or any of its subsidiaries that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230); and

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facilitating the consummation of the debt financing, including cooperating with SWM to satisfy the conditions precedent to the debt financing to the extent within the control of Neenah and its subsidiaries, and taking all corporate actions, subject to the occurrence of the effective time, reasonably requested by SWM to permit the consummation of the debt financing; provided that neither Neenah nor any subsidiary is required to pay any commitment or any other fee in connection with the debt financing.

Neenah is required to ensure that all financial and other projections concerning Neenah and its subsidiaries that are made available to SWM after the date of the merger agreement are prepared in good faith. SWM is required to include one or more Neenah Financing Representatives in all meetings (whether in person (via the Internet) or virtual) and discussions with rating agencies and will not submit or present any materials to the rating agencies or prospective lenders without Neenah’s prior consent in each instance.

Director and Officer Indemnification and Insurance

The merger agreement provides that from and after the effective time, the combined company will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by Neenah pursuant to Neenah’s certificate of incorporation, Neenah’s bylaws, the governing or organizational documents of any of Neenah’s subsidiaries and any indemnification agreements in existence as of the date of the merger agreement, each present and former director, officer or employee of Neenah and its subsidiaries (in each case, when acting in such capacity) against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigation, whether arising before or after the effective time, arising out of or related to the fact that such person is or was a director, officer or employee of Neenah or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, if required by applicable law, any Neenah indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment of a court of competent jurisdiction that such Neenah indemnified party is not entitled to indemnification.

The merger agreement requires the combined company to maintain in effect for a period of six (6) years after the effective time, the current policies of directors’ and officers’ liability insurance maintained by Neenah (provided that the combined company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the effective time; provided, however, that the combined company is not obligated to expend, on an annual basis, an amount in excess of 300% of the current aggregate annual premium paid as of the date of the merger agreement by Neenah for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the combined company will cause to be maintained policies of insurance which, in the combined company’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, SWM or Neenah, in consultation with each other, may (and at the request of SWM, Neenah will use its reasonable best efforts to) obtain at or prior to the effective time a six (6)-year “tail” policy under Neenah’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Dividends

From the date of the merger agreement to the effective time, SWM and Neenah have agreed to coordinate with each other regarding the declaration of any dividends in respect of SWM common stock and Neenah common stock (including the record dates and payment dates relating to such dividends).

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of SWM common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover laws, stockholder litigation relating to the transactions contemplated by the merger agreement and public announcements with respect to the transactions contemplated by the merger agreement.

Combined Company Governance

Under the merger agreement, SWM and Neenah have agreed to certain provisions relating to the governance and headquarters of the combined company, including the composition of the combined company’s board of directors and the roles of non-executive Chairman and Chief Executive Officer. Among other things, the merger agreement provides that following the signing of the merger agreement but seven (7) days prior to the mailing of this joint proxy statement/prospectus, SWM and Neenah will use reasonable best efforts to (i) select the SWM directors (which consist of Dr. Rogers, as non-executive Chairman,             ,             ,              and             ) and Neenah directors (which consist of Ms. Schertell,             ,              and             ) to serve on the board of the combined company and (ii) determine which directors will be allocated to each class on the board of directors of the combined company (which classes will be allocated as evenly as possible among SWM directors and Neenah directors). SWM and Neenah have also agreed that one (1) Neenah director will serve in the class of directors standing for election at the next annual meeting of SWM stockholders following the effective time, two (2) Neenah directors will serve in the class of directors standing for election at the second annual meeting of

SWM stockholders following the effective time, and Ms. Schertell will serve in the class of directors standing for election at the third annual meeting of SWM stockholders following the effective time.

For a more detailed description of the governance matters relating to the combined company, including the designation of SWM and Neenah directors per each class, see the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page [    ].

Stockholder Meetings and Recommendation of SWM’s and Neenah’s Boards of Directors

Each of SWM and Neenah has agreed to call a meeting of its stockholders for the purpose of voting upon the merger proposals and related matters and to use reasonable best efforts to cause such meetings to occur as promptly as reasonably practicable and on the same date.

Each of the SWM board of directors and Neenah board of directors has agreed to use its reasonable best efforts to obtain from its stockholders the required vote to approve the merger agreement, including by communicating to the respective stockholders of SWM and Neenah its recommendation (and including such recommendation in this joint proxy statement/prospectus) that, in the case of SWM, the SWM stockholders approve the issuance of SWM common stock as the merger consideration in the merger (which we refer to as the “SWM board recommendation”), and in the case of Neenah, the Neenah stockholders approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement (which we refer to as the “Neenah board recommendation”).

Each of SWM and Neenah has agreed that each of SWM and Neenah and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other parties the SWM board recommendation, in the case of SWM, or the Neenah board recommendation, in the case of Neenah, (ii) fail to make the SWM board recommendation, in the case of SWM, or the Neenah board recommendation, in the case of Neenah, in this joint proxy statement/prospectus, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the SWM board recommendation, in the case of SWM, or the Neenah board recommendation, in the case of Neenah, in each case within ten (10) business days (or such fewer number of days as remains prior to the SWM special meeting or the Neenah special meeting, as applicable) after an acquisition proposal is made public, or (v) publicly propose to do any of the foregoing (we refer to any of the foregoing as a “recommendation change”).

However, the SWM board of directors or the Neenah board of directors, as applicable, may effect a recommendation change, if and only if:

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(i) SWM or Neenah, as applicable, has received an acquisition proposal after the date of the merger agreement that did not result from a material breach of the relevant provisions of the merger agreement (and such proposal is not withdrawn) and the SWM board of directors or the Neenah board of directors, as applicable, determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that such acquisition proposal constitutes a superior proposal or (ii)(a) in the case of SWM, an SWM intervening event has occurred and the SWM board of directors determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that continuing to make the SWM board recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law or (b) in the case of Neenah, a Neenah intervening event will have occurred and Neenah board of directors determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that continuing to make Neenah board recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•

SWM gives Neenah, in the case of the SWM board of directors, or Neenah gives SWM, in the case of Neenah board of directors, at least four (4) business days’ prior written notice of its intention to take such action (such period, as it may be extended by delivery of any subsequent notices, the “notice period”) (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment will not, by itself, constitute a recommendation change) and a reasonable description of the event or circumstances giving rise to its determination to take such action (including (i) in the case of an acquisition proposal, the latest material terms and conditions of, and the identity of any third party making, any such acquisition proposal and any amendment or modification thereof, or (ii) in the case of an SWM intervening event or a Neenah intervening event, as applicable, the nature of the SWM intervening event or Neenah intervening event, as applicable, in reasonable detail); and

•

at the end of such notice period, each of the SWM board of directors or Neenah board of directors, as applicable, takes into account any amendment or modification to the merger agreement proposed by Neenah, in the case of the SWM board of directors (which will be negotiated in good faith by SWM), or by SWM, in the case of Neenah board of directors (which will be negotiated in good faith by Neenah), and after receiving the advice of its outside counsel and its outside financial advisor, determines in good faith that a failure to effect a recommendation change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

For purposes of the foregoing, SWM and Neenah have agreed that any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal, except that references to “four (4) business days” will be deemed to be references to “two (2) business days.”

SWM or Neenah have further agreed to adjourn the SWM special meeting or Neenah special meeting, as the case may be, from time to time, (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that Neenah board of directors or SWM board of directors has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable law or (ii) if, as of the time for which such meeting is originally scheduled there are insufficient shares of SWM common stock or Neenah common stock, as the case may be, represented (either in person (via the Internet) or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Neenah or SWM, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the receipt of requisite SWM vote of its stockholders to approve the SWM share issuance proposal (which we refer to as the “requisite SWM vote”), and in the case of Neenah, prior to the receipt of the requisite Neenah vote of its stockholders to approve the Neenah merger proposal (which we refer to as the “requisite Neenah vote”); provided, that unless otherwise agreed by SWM and Neenah, no special meeting will be adjourned to a date that is more than twenty (20) business days after the date for which such meeting was originally scheduled.

Notwithstanding any recommendation change by the board of directors of SWM or Neenah, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the merger agreement to a vote of such stockholders.

Agreement Not to Solicit Other Offers

Each party has agreed that it will not, and will cause each of its subsidiaries and its and its subsidiaries’ respective executive officers and directors, and will use reasonable best efforts to cause its and its subsidiaries’ respective employees, agents, advisors and representatives (collectively and together with executive officers and directors, “representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, except to notify a person that makes any inquiry or offer with respect to an acquisition proposal of the existence of the relevant provisions of the merger agreement or solely to clarify whether any such inquiry or offer constitutes an acquisition proposal, or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite SWM vote, in the case of SWM, or the requisite Neenah vote, in the case of Neenah, a party receives an unsolicited bona fide written acquisition proposal, that the SWM board of directors or the Neenah board of directors, as applicable, determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) is, or is reasonably likely to lead to, a superior proposal, such party may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal, provided that, prior to furnishing any confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between SWM and Neenah, which confidentiality agreement will not provide such person with any exclusive right to negotiate with such party.

Each of SWM and Neenah has also agreed to, and will cause its representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Neenah or SWM, with respect to any acquisition proposal. Each party will promptly (and within twenty-four (24) hours) advise the other parties following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other parties with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other parties apprised of any related developments, discussions and negotiations on a current basis (but in no event more than once every twenty-four (24) hours), including any amendments to or revisions of the terms of such inquiry or acquisition proposal. Each party will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Nothing contained in the merger agreement will prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal; provided that such rules in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.

Conditions to Complete the Merger

The parties respective obligations to complete the merger are subject to the satisfaction at or prior to the effective time, of the following conditions:

•	the parties having obtained the requisite SWM vote and the requisite Neenah vote;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of SWM common stock that will be issuable pursuant to the merger agreement;

•	the requisite regulatory approvals having been made or obtained, or deemed obtained as a result of the expiration of all statutory waiting periods in respect thereof, as required;

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the effectiveness of the Registration Statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the Registration Statement, or proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

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no order, injunction or decree issued by any governmental entity of competent jurisdiction preventing the consummation of the merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

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the accuracy of the representations and warranties of the other parties contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other parties by the chief executive officer or the chief financial officer from the other parties to such effect);

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in the case of SWM’s obligation to complete the merger, the performance by Neenah in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by SWM of a certificate dated as of the closing date and signed on behalf of Neenah by the chief executive officer or the chief financial officer to such effect);

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in the case of Neenah’s obligation to complete the merger, the performance by SWM (i) in all respects of the obligations, covenants and agreements required to be performed by it (and within its control) regarding the actions necessary to adopt the governance provisions applicable to the combined company set forth in the merger agreement and the SWM bylaw amendment, and (ii) in all material respects of all other obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by Neenah of a certificate dated as of the closing date and signed on behalf of SWM by the chief executive officer or the chief financial officer to such effect); and

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receipt by each party of an opinion of its legal counsel (or, in the event that its legal counsel advises that it will not deliver such opinion, an additional legal counsel selected in accordance with the merger agreement) to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither SWM nor Neenah can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite SWM vote or requisite Neenah vote, in the following circumstances:

•	by mutual written consent of SWM and Neenah;

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by either SWM or Neenah if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the merger, unless the failure to obtain a requisite regulatory approval or the issuance of any such order, injunction, decree or other legal restraint or prohibition is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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by either SWM or Neenah if the merger has not been completed on or before December 31, 2022 (which we refer to as the “initial termination date”); provided that, if, on the initial termination date, any of the requisite regulatory approvals have not been obtained and all of the other conditions set forth in the merger agreement have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof assuming such date were the closing date), the initial termination date will be automatically extended for sixty (60) days or such longer period as may be mutually agreed by the parties;

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by either SWM or Neenah (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Neenah, in the case of a termination by SWM, or SWM, in the case of a termination by Neenah, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other parties, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

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by Neenah, if (i) SWM or the SWM board of directors has made a recommendation change or (ii) SWM or the SWM board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the SWM board recommendation;

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by SWM, if (i) Neenah or the Neenah board of directors has made a recommendation change or (ii) Neenah or the Neenah board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Neenah board of directors’ recommendation;

•	by either SWM or Neenah, if the requisite Neenah vote has not been obtained at the Neenah special meeting duly convened therefore (including at any adjournment thereof); or

•	by either SWM or Neenah, if the requisite SWM vote has not been obtained at the SWM special meeting duly convened therefore (including at any adjournment thereof).

Effect of Termination

If the merger agreement is terminated by either SWM or Neenah, as provided under “Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of SWM, Neenah, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever thereunder, or in connection with the transactions contemplated thereby, except that (i) neither SWM nor Neenah will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement, and (ii) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements and the effect of termination, including the termination fee described below.

Termination Fee

Neenah will pay SWM a termination fee equal to $24 million by wire transfer of same-day funds (which we refer to as the “termination fee”) if the merger agreement is terminated in the following circumstances:

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In the event that the merger agreement is terminated by SWM pursuant to the sixth bullet set forth under “—Termination of the Merger Agreement” above. In such case the termination fee must be paid to SWM within two (2) business days of the date of termination.

•

In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Neenah board of directors or senior management of Neenah or has been made directly to the stockholders of Neenah, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Neenah special meeting) an acquisition proposal, in each case with respect to Neenah, and (i) (a) thereafter the merger agreement is terminated by either SWM or Neenah pursuant to the third bullet set forth under “—Termination of the Merger Agreement” above without the requisite Neenah vote having been obtained (and all other conditions to Neenah’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination), (b) thereafter the merger agreement is terminated by either SWM or Neenah pursuant to the seventh bullet set forth under “—Termination of the Merger Agreement” above without the requisite Neenah vote having been obtained or (c) thereafter the merger agreement is terminated by SWM pursuant to the fourth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful and material breach of the merger agreement by Neenah, and (ii) prior to the date that is twelve (12) months after the date of such termination, Neenah enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25% or more” will instead refer to “more than fifty 50%.” In such case, the termination fee must be paid to SWM on the earlier of the date Neenah enters into such definitive agreement and the date of consummation of such transaction.

SWM will pay Neenah the termination fee if the merger agreement is terminated in the following circumstances:

•

In the event that the merger agreement is terminated by Neenah pursuant to the fifth bullet set forth under “—Termination of the Merger Agreement” above. In such case the termination fee must be paid to Neenah within two (2) business days of the date of termination.

•

In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the SWM board of directors or senior management of SWM or has been made directly to the stockholders of SWM, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the SWM special meeting) an acquisition proposal, in each case with respect to SWM and (i) (a) thereafter the merger agreement is terminated by either SWM or Neenah pursuant to the third bullet set forth under “—Termination of the Merger Agreement” above without the requisite SWM vote having been obtained (and all other conditions to SWM’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination), (b) thereafter the merger agreement is terminated by either SWM or Neenah pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above without the requisite SWM vote having been obtained or (c) thereafter the merger agreement is terminated by Neenah pursuant to the fourth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful and material breach of the merger agreement by SWM and (ii) prior to the date that is twelve (12) months after the date of such termination, SWM enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25% or more ” will instead refer to “more than 50%.” In such case, the termination fee must be paid to Neenah on the earlier of the date SWM enters into such definitive agreement and the date of consummation of such transaction.

Fees and Costs

Except as otherwise expressly provided in the merger agreement, all costs incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such cost; provided, however, that the costs of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to government entities in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by SWM and Neenah.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite SWM vote or the requisite Neenah vote; provided, however, that after the receipt of the requisite SWM vote or the requisite Neenah vote, there may not be, without further approval of the stockholders of SWM or Neenah, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.

At any time prior to the completion of the merger, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the requisite SWM vote or the requisite Neenah vote, there may not be, without further approval of the stockholders of SWM or Neenah, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Governing Law

The merger agreement is governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

Specific Performance

SWM and Neenah will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Both SWM and Neenah waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

On March 28, 2022, Schweitzer-Mauduit International, Inc. (“SWM”), Neenah, Inc. (“Neenah”), and Samurai Warrior Merger Sub, Inc., a direct and wholly-owned subsidiary of SWM (“Merger Sub”) entered into a definitive agreement and plan of merger (the “merger agreement”). Pursuant to the merger agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into Neenah (the “merger”), with Neenah surviving the merger as a direct and wholly-owned subsidiary of SWM (herein referred to as the “merger”). Subject to the terms and conditions set forth in the merger agreement, each share of common stock of Neenah (“Neenah common stock”) outstanding, other than certain excluded shares of Neenah common stock as described in the merger agreement, will be automatically converted into the right to receive 1.358 shares (the “exchange ratio”) of SWM common stock (“SWM common stock”). Holders of Neenah common stock will receive cash in lieu of fractional shares.

In connection with the merger, SWM and Neenah intend to refinance Neenah’s existing senior secured credit facilities. In connection therewith, SWM has obtained financing commitments for (i) a new $650 million Term Loan A facility (“Term Loan A Facility”) and (ii) a $600 million senior secured revolving credit facility (the “Revolving Credit Facility”) pursuant to a commitment letter (the “Debt Commitment Letter”) dated as of March 28, 2022, and the Credit Agreement amendment, dated May [    ], 2022 with JPMorgan Chase Bank, N.A. (“JPMorgan”). Subject to the terms and conditions set forth therein, JPMorgan has committed to provide the full amount of the Term Loan A Facility and the Revolving Credit Facility, which Revolving Credit Facility is expected to replace SWM’s existing $500 million revolving credit facility. The proceeds from the Term Loan A Facility and Revolving Credit Facility are expected to be used for the required repayment of Neenah indebtedness, and fees and expenses incurred in connection with the merger (including debt refinancing costs) (together the “merger costs”) (herein referred to as the “Financing”).

The unaudited pro forma condensed combined financial information has been prepared by SWM in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 20, 2020. The following unaudited pro forma condensed combined financial information of SWM and Neenah as of and for the three (3) months ended March 31, 2022, and for the year ended December 31, 2021, are derived from SWM’s and Neenah’s historical consolidated financial statements included in the respective filings on Form 10-Q and Form 10-K, which are incorporated by reference.

The historical financial statements of SWM and Neenah have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events which are necessary to account for the merger and the Financing, in accordance with accounting principles generally accepted in the United States (“GAAP”). The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

The merger will be accounted for as a business combination using the acquisition method with SWM as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Under this method of accounting, the total consideration will be allocated to Neenah’s assets acquired and liabilities assumed based upon their estimated fair values at the merger date, which is expected in the second half of this year. The process of valuing the net assets of Neenah at the expected merger date, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired, and liabilities assumed will be recorded as goodwill. Accordingly, the merger consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of fair value.

As a result of the foregoing, the unaudited pro forma condensed combined financial information is based on the preliminary information available and management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed. The actual purchase accounting assessment may vary based on final analyses of the valuation of assets acquired and liabilities assumed, particularly in regard to indefinite and definite-lived intangible assets and deferred tax assets and liabilities, which could be material. SWM will finalize the accounting for the merger as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one (1) year from the closing date.

The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period.

The following unaudited pro forma condensed combined financial information gives effect to the merger and Financing, which includes adjustments for the following:

•	Certain reclassifications to conform Neenah’s historical financial statement presentation to SWM’s presentation;

•	Accounting policy conformity adjustments;

•

Application of the acquisition method of accounting under the provisions of ASC 805 and to reflect estimated consideration of approximately $1.1 billion based on the SWM common stock price per share as of April 29, 2022;

•	Proceeds and uses of the Financing entered into in connection with the merger; and

•	Non-recurring transaction costs in connection with the merger.

In addition, the unaudited pro forma condensed combined financial information includes transaction accounting adjustments in connection with the acquisitions made by SWM and Neenah in 2021, as follows:

•

On April 15, 2021, SWM acquired all of the issued and to be issued ordinary shares of Scapa Group plc, a company incorporated in England and Wales (“Scapa”) (the “Scapa Acquisition”). The fair value of consideration transferred was $653.3 million.

•

On April 6, 2021, Neenah acquired all of the outstanding capital stock of Global Release Liners, S.L., the parent company of Industrias de Transformacion de Andoain, S.A. (“Itasa”), from Magnum Capital and other minority shareholders (the “Itasa Acquisition”). The fair value of consideration transferred was $242.6 million.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. AND SUBSIDIARIES Unaudited Pro Forma Condensed Combined Balance Sheet March 31, 2022 (In millions)
	Historical
	SWM	Neenah Adjusted (Note 2)	Transaction Accounting Adjustments (Note 3)	Notes	Total Pro Forma Condensed Combined
Assets
Cash and cash equivalents	$56.1	$25.2	$123.6	3(a)	$204.9
Accounts receivable, net	278.5	165.1	—		443.6
Inventories	272.4	148.3	3.6	3(b)	442.8
			18.5	3(m)
Income taxes receivable	3.7	9.2	—		12.9
Assets held for sale	6.7	10.5	—		17.2
Other current assets	20.6	20.8	—		41.4

Total current assets	638.0	379.1	145.7		1,162.8

Property, plant and equipment, net	450.4	311.7	143.5	3(c)	905.6
Deferred income tax benefits	36.6	—	—		36.6
Investment in equity affiliates	66.8	—	—		66.8
Goodwill	646.8	195.6	105.2	3	947.6
Intangible assets	496.7	150.3	87.3	3(d)	734.3
Other assets	106.6	41.1	—		147.7

Total assets	$2,441.9	$1,077.8	$481.7		$4,001.4

Liabilities and Stockholders’ Equity
Current debt	$2.9	$6.5	$32.5	3(a-1)	$37.4
			(4.5)	3(a-4)
Accounts payable	122.8	114.5	—		237.3
Income taxes payable	1.4	9.2	—		10.6
Accrued expenses	116.3	58.2	—		174.5
Liabilities for assets held for sale	—	0.5	—		0.5

Total current liabilities	243.4	188.9	28.0		460.3

Long-term debt	1,273.5	476.6	617.5	3(a-1)	1,892.4
			(11.1)	3(a-2)
			(7.4)	3(a-3)
			(456.7)	3(a-4)
Long-term income tax payable	16.6	2.0	—		18.6
Pension and other postretirement benefits	37.8	75.9	—		113.7
Deferred income tax liabilities	92.5	9.1	63.2	3(l)	164.8
Other liabilities	76.8	17.5	—		94.3

Total liabilities	1,740.6	770.0	233.6		2,744.1
Stockholders’ equity:
Common stock	3.1	0.2	2.3	3	5.4
			(0.2)	3(e)
Treasury stock	—	(93.8)	93.8	3(e)	—
Additional paid-in-capital	105.4	344.5	576.7	3	682.1
			(344.5)	3(e)
Retained earnings	681.1	160.9	(23.0)	3(a)	658.1
			(160.9)	3(e)
Accumulated other comprehensive loss	(88.3)	(104.0)	104.0	3(e)	(88.3)

Total stockholders’ equity	701.3	307.8	248.2		1,257.3

Total liabilities and stockholders’ equity	$2,441.9	$1,077.8	$481.7		$4,001.4

See accompanying notes to unaudited pro forma condensed combined financial information.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

(In millions, except share count and per share amounts)

	SWM Historical	Scapa Acquisition Transaction Accounting Adjustments* (Note 4)	Notes	Historical Neenah Adjusted (Note 2)	Itasa Acquisition Transaction Accounting Adjustments** (Note 4)	Notes	Neenah Acquisition Transaction Accounting Adjustments (Note 3)	Notes	Pro forma Combined Company
Net sales	$1,440.0	$130.5		$1,028.5	$29.4		$—		$2,628.4
		0.6
Cost of product sold	1,109.7	97.7		865.2	23.4		3.6	3(g)	2,096.5

							7.1	3(h)
							(10.2)	3(m)

Gross profit	330.3	32.8		163.3	6.0		(0.5)		531.9

Operating expenses
Selling expense	46.7	4.6		30.0	0.6				81.9
Research expense	20.3	1.6		8.3	—				30.2
General expense	169.9	20.0		77.7	3.0		9.4	3(i)	315.9
							23.0	3(j)
							12.9	3(k)
Restructuring and impairment expense	10.1	1.0		37.1	—				48.2

Total operating expenses	247.0	27.2		153.1	3.6		45.3		476.2

Income (loss) from operations	83.3	5.6		10.2	2.4		(45.8)		55.7

Interest expense	46.1	1.4		25.1	0.2		15.8	3(f)	88.6
Other expense (income), net	(35.9)	—		14.8	(1.3)		—		(22.4)

Total other expenses	10.2	1.4		39.9	(1.1)		15.8		66.2

Income before income taxes	73.1	4.2		(29.7)	3.5		(61.6)		(10.5)

Provision/(benefit) for income taxes	(9.4)	1.3		(4.8)	0.8		(13.0)	3(l)	(25.1)
Income from equity affiliates, net of income taxes	(6.4)	—		—	—		—		(6.4)

Net income (loss)	$88.9	$2.9		$(24.9)	$2.7		$(48.6)		$21.0

Net income (loss) per share:
Basic	$2.83			$(1.49)					$0.37
Diluted	$2.80			$(1.49)					$0.37

Weighted average common shares outstanding:
Basic	31,030,400			16,820,600					53,828,000
Diluted	31,400,300			16,820,600					54,197,900

*

Represents the addition of Scapa pre-acquisition activity for the period from January 1, 2021 to April 15, 2021 to the historical SWM statement of income and pro forma adjustments related to the Scapa acquisition. See Note 4 for more details.

**

Represents the addition of Itasa pre-acquisition activity for the period January 1, 2021 to April 6, 2021 to the historical Neenah statement of income and pro forma adjustments related to the Itasa acquisition. See Note 4 for more details.

See accompanying notes to unaudited pro forma condensed combined financial information.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Income

For the Three Months Ended March 31, 2022

(In millions, except share count and per share amounts)

	SWM Historical	Neenah Historical Adjusted (Note 2)	Neenah Transaction Accounting Adjustments (Note 3)	Notes	Pro forma Combined Company
Net sales	$406.8	$284.8	$—		$691.6
Cost of product sold	314.2	236.5	2.2	3(h)	551.0
			(1.9)	3(m)

Gross profit	92.6	48.3	(0.3)		140.6

Operating Expenses
Selling expense	14.3	8.9	—		23.2
Research expense	5.2	2.5	—		7.7
General expense	49.3	24.8	2.1	3(i)	76.3
			0.1	3(k)
Restructuring and impairment expense	13.2	0.6	—		13.8

Total operating expenses	82.0	36.8	2.2		121.0

Income from operations	10.6	11.5	(2.5)		19.6

Interest expense	14.5	5.0	4.5	3(f)	24.0
Other expense (income), net	(5.5)	(0.7)	—		(6.2)

Total other expenses	9.0	4.3	4.5		17.8

Income before income taxes	1.6	7.2	(7.0)		1.8

Provision for income taxes	2.1	1.5	(1.5)	3(l)	2.1
Income from equity affiliates, net of income taxes	(2.1)	—	—		(2.1)

Net income	$1.6	$5.7	$(5.5)		$1.8

Net income per share:
Basic	$0.05	$0.34			$0.03
Diluted	$0.05	$0.34			$0.03

Weighted average common shares outstanding:
Basic	31,158,000	16,808,400			53,955,500
Diluted	31,413,700	16,852,300			54,211,200

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 20, 2020.

Both SWM’s and Neenah’s historical financial statements were prepared in accordance with GAAP and presented in U.S. dollars. As discussed in Note 2. Reclassification Adjustments, certain reclassifications adjustments were made to align Neenah’s financial statement presentation with that of SWM.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with SWM assumed as the accounting acquirer, and based on the historical consolidated financial statements of SWM and Neenah. Under ASC 805, assets acquired, and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with a business combination are expensed as incurred. The excess of acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The Unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the merger had occurred on March 31, 2022, and the Unaudited Pro Forma Condensed Combined Statement of Income for the three months ended March 31, 2022 and the year ended December 31, 2021 give effect to the merger as if it occurred on January 1, 2021.

The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2021 is presented as if the contemplated SWM’s acquisition of Neenah, SWM’s acquisition of Scapa that occurred on April 15, 2021, and Neenah’s acquisition of Itasa that occurred on April 6, 2021, were each consummated as of January 1, 2021.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the merger and integration costs that may be incurred. The pro forma adjustments represent SWM’s best estimates and are based upon currently available information and certain assumptions that SWM believes are reasonable under the circumstances. SWM is not aware of any material transactions between SWM and Neenah during the periods presented. Accordingly, adjustments to eliminate transactions between SWM and Neenah have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2. Reclassification Adjustments

During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary analysis of Neenah’s financial information to identify differences in accounting policies compared to those of SWM, and differences in financial statement presentation compared to the presentation of SWM. At the time of preparing the unaudited pro forma condensed combined financial information, other than the adjustments described herein, SWM is not aware of any other material differences.

Unaudited Condensed Combined Balance Sheet Adjustments

As of March 31, 2022

(in millions)

SWM Presentation	Historical Neenah Presentation	Historical Neenah	Reclassification Adjustments	Notes	Neenah Historical Adjusted
Assets
Cash and cash equivalents	Cash and cash equivalents	$25.2	$—		$25.2
Accounts receivable, net	Accounts receivable, net	165.1	—		165.1
Inventories	Inventories	148.3	—		148.3
Income taxes receivable	Other current assets	—	9.2	(h)	9.2
Asset held for sale	Asset held for sale	10.5	—		10.5
Other current assets		30.0	(9.2)	(h)	20.8

Total current assets		379.1	—		379.1

Property, plant and equipment, net	Property, plant and equipment, net	291.5	20.2	(a)	311.7
	Finance lease right-of-use assets	20.2	(20.2)	(a)	—
	Operating lease right-of-use assets	17.6	(17.6)	(b)	—
Deferred income tax benefits	Deferred income tax benefits	28.0	(28.0)	(k)	—
Goodwill	Goodwill	195.6	—		195.6
Intangible assets	Intangible assets	150.3	—		150.3
	Over-funded employee benefit plan	10.8	(10.8)	(c)	—
Other assets	Other assets	12.7	17.6	(b)	41.1
			10.8	(c)

Total assets		$1,105.8	$(28.0)		$1,077.8

Liabilities and Stockholders’ Equity
Current debt		$—	$5.7	(d)	$6.5
			0.8	(e)
	Debt payable within one year	5.7	(5.7)	(d)	—
	Finance lease liabilities payables within one year	0.8	(0.8)	(e)	—
	Operating lease liabilities payable within one year	3.3	(3.3)	(f)	—
Accounts payable	Accounts payable	114.5	—		114.5
	Liabilities of assets held for sale	0.5	—		0.5
Income taxes payable	Accrued expenses	—	9.2	(i)	9.2
Accrued expenses	Accrued expenses	64.1	3.3	(f)	58.2
		—	(9.2)	(i)

Total current liabilities		188.9	—		188.9

Long-term debt	Long-term debt	456.7	19.9	(e)	476.6
	Finance lease liability, noncurrent	19.9	(19.9)	(e)	—
	Operating lease liabilities, noncurrent	15.7	(15.7)	(f)	—
Long-term income tax payable	Other noncurrent obligations	—	2.0	(j)	2.0
Pension and other postretirement benefits		—	75.9	(g)	75.9
	Noncurrent employee benefit obligations	75.9	(75.9)	(g)	—
Deferred income tax liabilities	Deferred income taxes	37.1	(28.0)	(k)	9.1
Other liabilities	Other noncurrent obligations	3.8	(2.0)	(j)	17.5
			15.7	(f)

Total liabilities		798.0	(28.0)		770.0
Stockholders’ equity:
Common stock	Common stock	0.2	—		0.2
	Treasury stock	(93.8)	—		(93.8)
Additional paid-in-capital	Additional paid-in-capital	344.5	—		344.5
Retained earnings	Retained earnings	160.9	—		160.9
Accumulated other comprehensive loss	Accumulated other comprehensive loss	(104.0)	—		(104.0)

Total stockholders’ equity		307.8	—		307.8

Total liabilities and stockholders’ equity		$1,105.8	$(28.0)		$1,077.8

a.	Adjustment to reclassify Neenah’s finance lease right of use (“ROU”) assets to property, plant, and equipment, net.
b.	Adjustments to reclassify Neenah’s operating lease ROU assets to other assets.

c.	Adjustment to reclassify Neenah’s over-funded employee benefit plan to other assets.
d.	Adjustment to reclassify Neenah’s debt payable within one year to current debt.
e.	Adjustment to reclassify Neenah’s current and non-current finance lease liabilities to current debt and long-term debt, respectively.
f.	Adjustment to reclassify Neenah’s current and non-current operating lease liabilities to accrued expenses and other liabilities, respectively.
g.	Adjustment to reclassify Neenah’s noncurrent employee benefit obligations to pension and other postretirement benefits.
h.	Adjustment to reclassify Neenah’s income taxes receivable to a separate line item.
i.	Adjustment to reclassify Neenah’s income taxes payable to a separate line item.
j.	Adjustment to reclassify Neenah’s long-term income tax payable to a separate line item.
k.	Adjustment to reclassify Neenah’s deferred income tax benefits to net with SWM’s deferred income tax liabilities.

Unaudited Condensed Combined Statement of Income Adjustments

For the year ended December 31, 2021

(in millions)

SWM Presentation	Historical Neenah Presentation	Historical Neenah	Reclassification Adjustments	Notes	Neenah Historical Adjusted
Net sales	Net sales	$1,028.5	$—		$1,028.5
Cost of products sold	Cost of products sold	865.2	—		865.2

Gross profit	Gross profit	163.3	—		163.3
Selling expense		—	30.0	(f)	30.0
	Selling, general and administrative expenses	101.4	(101.4)	(f)	—
Research expense		—	8.3	(f)	8.3
General expense		—	13.0	(a)	77.7
			1.6	(e)
			63.1	(f)
	Pension and SERP settlement and curtailment losses	17.4	(17.4)	(c)	—
	Acquisition-related costs	13.0	(13.0)	(a)	—
	Loss on debt extinguishment	7.2	(7.2)	(d)	—
	COVID-19 costs	1.6	(1.6)	(e)	—

Total nonmanufacturing expenses	Total nonmanufacturing expenses	140.6	(24.6)		116.0
Restructuring and impairment expense		—	37.1	(b)	37.1
	Impairment and asset restructuring costs	35.2	(35.2)	(b)	—
	Other restructuring and non-routine costs	1.9	(1.9)	(b)	—

Operating profit	Operating profit	(14.4)	24.6		10.2
Interest expense	Interest expense	17.9	7.2	(d)	25.1
Other expense (income), net	Other expense (income), net	(2.6)	17.4	(c)	14.8

Income (loss) before income taxes	Income (loss) before income taxes	(29.7)	—		(29.7)
(Benefit) provision for income taxes	Provision (benefit for income taxes)	(4.8)	—		(4.8)

Net income (loss)	Net Income (loss)	$(24.9)	$—		$(24.9)

a.	Adjustment to reclassify Neenah’s acquisition-related costs to general expense.
b.	Adjustment to reclassify Neenah’s impairment and asset restructuring costs and other restructuring and non-routine costs to restructuring and impairment expense.
c.	Adjustment to reclassify Neenah’s pension and supplemental employee retirement plan settlement and curtailment losses to other expense.
d.	Adjustment to reclassify Neenah’s loss on debt extinguishment to interest expense.
e.	Adjustment to reclassify Neenah’s COVID-19 costs to general expense.
f.	Adjustment to reclassify Neenah’s selling, general and administrative expenses to separate line items.

Unaudited Condensed Combined Statement of Income Adjustments (cont.)

For the three months ended March 31, 2022

(in millions)

SWM Presentation	Historical Neenah Presentation	Historical Neenah	Reclassification Adjustments	Notes	Neenah Historical Adjusted
Net sales	Net sales	$284.8	$—		$284.8
Cost of products sold	Cost of products sold	236.5	—		236.5

Gross profit	Gross profit	48.3	—		48.3
Selling expense			8.9	(d)	8.9
	Selling, general and administrative expenses	30.3	(30.3)	(d)	—
Research expense		—	2.5	(d)	2.5
General expense		—	5.3	(a)	24.8
			0.6	(c)
			18.9	(d)
	Acquisition-related costs	5.3	(5.3)	(a)	—
	COVID-19 costs	0.6	(0.6)	(c)	—

Total nonmanufacturing expenses	Total nonmanufacturing expenses	36.2	—		36.2
Restructuring and impairment expense		—	0.6	(b)	0.6
	Impairment and asset restructuring costs	0.6	(0.6)	(b)	—

Operating profit	Operating profit	11.5	—		11.5
Interest expense	Interest expense	5.0	—		5.0
Other expense (income), net		(0.7)	—		(0.7)

Income before income taxes	Income before income taxes	7.2	—		7.2
Provision for income taxes	Provision for income taxes	1.5	—		1.5

Net income	Net income	$5.7	$—		$5.7

a.	Adjustment to reclassify Neenah’s acquisition-related costs to general expense.
b.	Adjustment to reclassify Neenah’s impairment and asset restructuring costs to restructuring and impairment expense.
c.	Adjustment to reclassify Neenah’s COVID-19 costs to general expense.
d.	Adjustment to reclassify Neenah’s selling, general and administrative expenses to separate line items.

Note 3. Neenah Transaction Accounting Adjustments

The merger will be accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired, and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill.

The accounting for the merger is based on currently available information and is considered preliminary. The final accounting for the merger may differ materially from that presented in these unaudited pro forma condensed combined financial statements. The estimated fair value of consideration transferred is based on the closing SWM common stock price per share as of April 29, 2022.

The following table summarizes the total consideration transferred to acquire Neenah:

(in millions, except share count and per share data)
SWM shares issued(1)	22,797,553
SWM common stock price(2)	$25.16

Equity portion of consideration	573.6
Add: Fair value of unvested stock awards allocated to pre-acquisition period(3)	5.4
Add: Repayment of Neenah debt(4)	469.9
Add: Neenah transaction costs paid by SWM(5)	15.0

Fair value of consideration transferred	$1,063.9

(1)	SWM shares issued for Neenah’s common stock outstanding plus vested Neenah equity awards multiplied by the exchange ratio, as defined in the merger agreement.
(2)	SWM common stock price per share as of April 29, 2022.
(3)

This reflects the fair value of unvested Neenah performance share units (“PSUs”) at target, unvested Neenah restricted stock units (“RSUs”) and Neenah stock appreciation rights (“SARs”), that are expected to be replaced with similar SWM stock awards allocated to the pre-acquisition period.

(4)	This reflects the balance of Neenah’s debt to be repaid as of March 31, 2022, including accrued interest.
(5)	Transaction costs and fee payable to sell-side advisors of Neenah to be paid by SWM.

The equity portion of the fair value of consideration transferred will depend on the market price of SWM common stock when the merger is consummated. A 10% increase or decrease in the price of SWM common stock would result in the equity portion of the fair value of consideration transferred of $631.0 million and $516.2 million, respectively.

The following table summarizes the preliminary accounting for the merger:

(in millions)	Fair value
Cash & cash equivalents	$25.2
Accounts receivable	165.1
Inventories	170.4
Income taxes receivable	9.2
Assets held for sale	10.5
Other current assets	20.8
Property, plant, and equipment	455.2
Intangible assets	237.6
Other assets	41.1

Total Assets	1,135.1
Current debt	2.0
Accounts payable	114.5
Income tax payable	9.2
Accrued expenses and other current liabilities	58.2
Liabilities for assets held for sale	0.5
Long-term debt	19.9
Long-term income tax payable	2.0
Pension and other postretirement benefits	75.9
Deferred income tax liabilities	72.3
Other liabilities	17.5

Net assets acquired	763.1
Goodwill	300.8

Fair value of consideration transferred	$1,063.9

The preliminary purchase accounting was based on a benchmarking analysis of similar transactions in the industry in order to identify value allocations of merger considerations to assets acquired and liabilities assumed including intangible assets, step-up in the value of inventory, and real and personal property assets.

Upon completion of the merger, a final determination of fair value of Neenah’s assets and liabilities will be performed. The final merger consideration allocation may be materially different than that reflected in the preliminary merger consideration allocation presented herein. Any increase or decrease in fair values of the net assets as compared with the proforma financial statements may change the amount of the total merger consideration allocated to goodwill and other assets and liabilities and may impact the combined company statements of income due to adjustments in the depreciation and amortization of the adjusted assets.

a.	Reflects the preliminary adjustment to cash in connection with the merger and Financing, as follows:

(in millions)
Proceeds received from Term Loan A Facility and Revolving Credit Facility(1)	$650.0
Less: Payment of financing costs(2)	(11.1)
Less: Deferred revolver fees(3)	(7.4)
Less: Repayment of Neenah debt(4)	(469.9)
Less: Payment of SWM transaction costs(5)	(23.0)
Less: Payment of Neenah transaction costs by SWM(6)	(15.0)

Pro forma adjustment to cash and cash equivalents	$123.6

(1)

SWM will use the proceeds from the $650.0 million Term Loan A Facility to repay in full all indebtedness of Neenah and its subsidiaries, and pay fees and expenses incurred in connection with the merger. $32.5 million of Term Loan A Facility is classified as current debt and $617.5 million is classified as long-term debt.

(2)	Represents the payment of capitalized financing costs incurred related to the Term Loan A Facility. The debt issuance costs are included within long-term debt.
(3)	Represents the fees paid for the amended and extended Revolving Credit Facility that will be deferred and included in long-term debt.
(4)	Represents the repayment of Neenah’s debt, $4.5 million of current debt and $456.7 million of long-term debt, net of unamortized debt issuance costs of $8.7 million.
(5)	Represents SWM’s estimated transaction costs to be paid at closing. The transaction costs include estimated change-in-control payments of $15.0 million. This amount is subject to change.
(6)	Represents estimated transaction costs and fees payable to sell-side advisors of Neenah by SWM at closing.

b.	Reflects the preliminary estimated fair value adjustment to inventories acquired in the merger. The fair value of inventory is subject to change.

c.	Reflects the preliminary estimated fair value adjustment to property, plant and equipment, net (“PP&E”) acquired in the merger. The fair value of PP&E is subject to change.

d.	Reflects the preliminary estimated fair value adjustment to the identifiable intangible assets acquired in the merger. The fair value of intangible assets is subject to change.

e.	Reflects the elimination of Neenah’s historical equity.

f.	The adjustments to interest expense reflect the estimated interest expense to be incurred by SWM as a result of the Financing is as follows:

(in millions)	Interest expense for the Year Ended December 31, 2021	Interest expense for the Three Months Ended March 31, 2022
Term Loan A Facility ((excluding amortization of debt issuance costs)	$35.6	$8.5
Amortization of debt issuance costs related to new Term Loan A Facility and Revolving Credit Facility	4.3	1.1
Bridge loan commitment fee	1.6	—

Total	41.5	9.6
Less: Neenah historical interest expense	(17.1)	(4.7)
Less: Neenah’s historical loss on extinguishment of debt	(7.2)	—
Less: SWM historical debt issuance cost amortization related to Revolving Credit Facility	(1.4)	(0.4)

Pro forma adjustment to interest expense	$15.8	$4.5

g.	Reflects inclusion of estimated step-up in value of inventory in cost of product sold.

h.	Reflects incremental depreciation expense included in cost of products sold related to step-up in value of PP&E acquired.

i.	Reflects incremental amortization expense included in general expenses related to the fair value of identifiable intangibles acquired.

j.

Reflects estimated nonrecurring merger-related expenses expected to be incurred by SWM. These nonrecurring expenses are not anticipated to affect the combined statement of income beyond twelve months after the merger date.

k.	Reflects estimated additional compensation, mainly related to retention of key employees, and other contractual arrangements entered into in connection with the merger.

l.

Reflects estimated deferred taxes related to the purchase price allocation and income tax impact effect related to the pro forma adjustments. Tax-related adjustments are based upon an estimated tax rate of 21%. This rate does not reflect SWM’s effective tax rate, which includes other tax charges or benefits.

m.

Reflects adjustments to remeasure Neenah’s inventory balance from under the last-in, first-out (“LIFO”) method to under the first-in, first-out (“FIFO”) method, to align with SWM’s inventory valuation policy.

Note 4. Scapa and Itasa Transaction Accounting Adjustments

	Scapa Results January 1 – April 15, 2021, conformed to SWM Historical*	Scapa Acquisition Accounting Adjustments	Notes		Scapa Results and Acquisition Accounting Adjustments
Net sales	$129.9	$0.6	4	(a)	$130.5
Cost of product sold	97.7	—			97.7

Gross profit	32.2	0.6			32.8

Operating expenses
Selling expense	4.6	—			4.6
Research expense	1.6	—			1.6
General expense	15.2	4.8	4	(b)	20.0

	Scapa Results January 1 – April 15, 2021, conformed to SWM Historical*	Scapa Acquisition Accounting Adjustments	Notes	Scapa Results and Acquisition Accounting Adjustments
Restructuring and impairment expense	1.0	—		1.0

Total operating expenses	22.4	4.8		27.2

Income from operations	9.8	(4.2)		5.6

Interest expense	1.4	—		1.4
Total other expenses	1.4	—		1.4

Income before income taxes	8.4	(4.2)		4.2

Provision/(benefit) for income taxes	2.6	(1.3)		1.3
Income from equity affiliates, net of income taxes	—	—		—

Net income	$5.8	$(2.9)		$2.9

*	Represents the Scapa pre-acquisition activity for the period from January 1, 2021 to April 15, 2021 conformed to historical SWM currency (USD), policies and GAAP.

	Itasa Results January 1 – April 6, 2021, conformed to Neenah Historical*	Itasa Acquisition Accounting Adjustments	Notes		Itasa Results and Acquisition Accounting Adjustments
Net sales	$29.4	$—			$29.4
Cost of product sold	23.4	—			23.4

Gross profit	6.0	—			6.0

Operating expenses
Selling expense	0.6	—			0.6
General expense	1.5	1.5	4	(c)	3.0

Total operating expenses	2.1	1.5			3.6

Income (loss) from operations	3.9	(1.5)			2.4

Interest expense	0.2	—			0.2
Other expense, net	(1.3)	—			(1.3)

Total other expenses	(1.1)	—			(1.1)

Income (loss) before income taxes	5.0	(1.5)			3.5

Provision/(benefit) for income taxes	1.1	(0.3)			0.8

Net income	$3.9	$(1.2)			$2.7

*

Represents the Itasa pre-acquisition activity for the period from January 1, 2021 to April 6, 2021 conformed to historical Neenah currency (USD), policies and GAAP. Due to local holidays, Itasa had no operational activity from March 31, 2021 to April 6, 2021.

a.	Reflects adjustment related to unfavorable contracts of $0.6 million for the period of January 1, 2021—April 15, 2021 in net sales related to the Scapa Acquisition.

b.

Reflects inclusion of amortization expense of $4.8 million related to the fair value of identifiable intangible assets recognized in connection with Scapa Acquisition for the period from January 1, 2021—April 15, 2021 in general expenses.

c.

Reflects incremental amortization of $1.5 million related for the fair value of identifiable intangible assets and step-up in fair value of PP&E recognized in connection with Itasa Acquisition for the period from January 1, 2021—April 6, 2021 in general expenses.

Note 5. Earnings Per Share

The following tables set forth the computation of pro forma basic and diluted earnings per share for the three months ended March 31, 2022 and for the year ended December 31, 2021. Amounts are stated in millions of United States Dollars, except for share/unit and per share/unit amounts.

(in millions, except share count and per share data)			Year Ended December 31, 2021	Three Months Ended March 31, 2022
Numerator:
Undistributed and distributed earnings available to common stockholders	5	(a)	$19.9	$1.6
Denominator:
Weighted average common shares outstanding	5	(b)	53,827,953	53,955,553
Weighted average common shares and potential shares outstanding	5	(b)	54,197,853	54,211,253

Pro forma net income per share:
Basic			$0.37	$0.03
Diluted			$0.37	$0.03

SWM uses the two-class method to calculate earnings per share. SWM has granted restricted stock that contains non-forfeitable rights to dividends on unvested shares. Since these unvested shares are considered participating securities under the two-class method, SWM allocates earnings per share to common stock and participating securities according to dividends declared and participation rights in undistributed earnings.

a.	Undistributed and distributed earnings available to common stockholders is calculated as follows:

(in millions)	Year Ended December 31, 2021	Three Months Ended March 31, 2022
Numerator (basic and diluted)
Pro forma net income	$21.0	$1.8
Less: Dividends paid to participating parties	(0.6)	(0.2)
Less: Undistributed earnings available to participating securities	(0.5)	—

Undistributed earnings available to common stockholders	$19.9	$1.6

b.	Pro forma weighted average shares outstanding is calculated as follows:

	Year Ended December 31, 2021	Three Months Ended March 31, 2022
Denominator:
Historical weighted average shares outstanding—basic	31,030,400	31,158,000
Pro forma adjustment for shares issued	22,797,553	22,797,553

Weighted average common shares outstanding—basic	53,827,953	53,955,553

Historical weighted average shares outstanding—diluted	31,400,300	31,413,700
Pro forma adjustment for shares issued	22,797,553	22,797,553

Weighted average common and potential common shares outstanding—diluted	54,197,853	54,211,253

DESCRIPTION OF SWM CAPITAL STOCK

As a result of the merger, Neenah stockholders will receive shares of SWM common stock in the merger and will become SWM stockholders. The following description summarizes the terms of SWM’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of the DGCL and SWM’s certificate of incorporation and bylaws (as amended pursuant to the SWM bylaw amendment). SWM’s certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. The form of the SWM bylaw amendment is attached to this joint proxy statement/prospectus as Annex D.

SWM’s authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.10 per share, and 10,000,000 shares of preferred stock, par value of $0.10 per share. As of                , there were                shares of SWM common stock issued and outstanding and no shares of SWM preferred stock issued and outstanding. All outstanding shares of SWM capital stock are fully paid and non-assessable.

Common Stock

Dividend Rights

Holders of SWM common stock are entitled to receive dividends as and when declared by the SWM board of directors, payable out of any of SWM’s assets at the time legally available for the payment of dividends in accordance with the DGCL.

Voting Rights

Each holder of a share of SWM common stock is entitled to one vote for each share held of record. All elections of directors will be decided by a plurality vote of shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors. All other matters are to be decided by the affirmative vote of a majority of shares present in person or represented by proxy at a meeting and entitled to vote thereon. Notwithstanding the foregoing, a supermajority vote of the SWM stockholders (80%), voting together as a single class, is required for certain amendments to SWM’s certificate of incorporation unless such amendment is declared advisable by the SWM board of directors by the affirmative vote of at least 75% of the SWM board of directors. In addition, the dissolution of SWM, sale, lease, exchange or conveyance of all or substantially all of the property and assets of SWM, or adoption of certain merger or consolidation agreements by SWM require the approval of at least two-thirds of the stock issued and outstanding and entitled to vote thereon. Moreover, certain “Business Combinations” (as defined in the SWM certificate of incorporation) may require the affirmative vote of the holders of record of outstanding shares representing at least 80% of the voting power of the then outstanding shares of the “Voting Stock” (as defined in the SWM certificate of incorporation) in certain circumstances. If SWM issues preferred stock, holders of such preferred stock may possess voting rights that may affect the SWM common stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of SWM, the holders of the SWM common stock are entitled to share ratably in all assets available for distribution to the SWM stockholders, subject to preferences and rights to which the holders of stock other than the SWM common stock may have become entitled by resolution or resolutions of the SWM board of directors.

Preemptive Rights

Holders of SWM common stock are not entitled to any preemptive rights to purchase or receive any shares of SWM stock, any obligation convertible into or exchangeable for shares of SWM stock or any warrants, options or rights to purchase or subscribe for any convertible or exchangeable obligation.

Preferred Stock

SWM’s certificate of incorporation permits the SWM board of directors to issue up to 10,000,000 shares of preferred stock (none of which are outstanding) in one or more series. The SWM board of directors is vested with the authority to divide preferred stock into series and to fix and determine the relative rights, preferences, qualifications and limitations of the shares of any series so established. The issuance of preferred stock could adversely affect the rights of holders of SWM common stock.

Miscellaneous

SWM’s certificate of incorporation contains no restrictions on the alienability of SWM common stock. SWM common stock is traded on the NYSE under the symbol “SWM.”

Transfer Agent and Registrar

The transfer agent and registrar for SWM common stock is American Stock Transfer & Trust Company. American Stock Transfer & Trust Company can be reached at help@astfinancial.com or by calling the Shareholder Services Department at 1 (800) 937-5449 or (718) 921-8124.

Certain Anti-Takeover Provisions in SWM’s Certificate of Incorporation and Bylaws

SWM’s bylaws provide that the SWM board of directors shall be divided into three (3) classes, with staggered three-year terms. Only one (1) class of directors will be elected at each annual meeting of SWM’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Additionally, the SWM bylaw amendment (i) requires vacancies on the combined company’s board of directors created by the resignation, disqualification, removal from office or death of a director to be filled (a) in the case of a vacancy created by the resignation, disqualification, removal from office or death or the nomination of a person following the end of the term of a continuing SWM director, by a majority of the continuing SWM directors then in office and, (b) in the case of a vacancy created by the resignation, disqualification, removal from office or death or nomination of a person following the end of the term of, a continuing Neenah director, by a majority of the continuing Neenah directors then in office; provided that any such appointment or nomination will be made in accordance with applicable law and the rules of the NYSE, (ii) requires a vote of 75% of the SWM board of directors to remove the Chief Executive Officer of the combined company and (iii) permits one (1) Neenah director to serve in the class of directors standing for election at the next annual meeting of SWM stockholders following the effective time, two (2) Neenah directors to serve in the class of directors standing for election at the second annual meeting of SWM stockholders following the effective time, and Ms. Schertell to serve in the class of directors standing for election at the third annual meeting of SWM stockholders following the effective time.

Additionally, a supermajority vote of SWM stockholders (80%), voting together as a single class, is required for certain amendments to SWM’s certificate of incorporation unless such amendment is declared advisable by the SWM board of directors by the affirmative vote of at least 75% of the SWM board of directors.

Moreover, SWM’s certificate of incorporation requires that any action required or permitted to be taken by the SWM stockholders must be effected at a duly called annual or special meeting of SWM stockholders and may not be effected by any consent in writing by such stockholders. Special meetings of the SWM stockholders may be called only by the SWM board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire SWM board of directors, by the Chairman of the SWM board of directors or by the Chief Executive Officer of SWM.

The combination of the classification of the SWM board of directors, the governance provisions of the SWM bylaw amendment, supermajority requirements for certain governance changes, prohibitions on stockholder actions by written consent and the lack of an SWM stockholder’s ability to call a special meeting make it more difficult for SWM stockholders to replace the SWM board of directors as well as for another party to obtain control of SWM by replacing the SWM board of directors. Because the SWM board of directors has the power to retain and discharge SWM’s officers, these provisions could also make it more difficult for SWM stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the SWM board of directors to issue SWM preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of SWM.

Higher Vote for Certain Business Combinations

SWM’s certificate of incorporation also requires the affirmative vote of the holders of record of at least 80% of the voting power of SWM, voting together as a single class, at a meeting and not by consent in writing, to approve any business combination with an entity or person who, together with its affiliates and associates, beneficially owns, or within the two (2) years prior to the time of determination of interested stockholder status did own, 5% or more of the outstanding voting stock of SWM. SWM’s certificate of incorporation includes certain exceptions to the higher vote requirement for such business combinations with interested stockholders where either (i) the consideration to be received by the SWM stockholders in connection with the business combination meets certain fair price thresholds and certain other requirements are satisfied or (ii) the business combination was approved by a majority of the disinterested directors of the SWM board of directors who were directors prior to the time the interested stockholder became an interested stockholder (which we refer to as “continuing directors”) and successors to continuing directors whose election was approved by a majority of continuing directors approves the business combination.

Section 203 of the DGCL

Additionally, SWM is subject to Section 203 of the DGCL, which regulates, subject to certain exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 of the DGCL prohibits SWM from engaging in a “business combination” with an “interested stockholder” for a period of (3) three years following the date the person becomes an interested stockholder, unless:

•	the SWM board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the time the person attained this status;

•

upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of SWM’s voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned (i) by persons who are directors and also officers and (ii) under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the time the person became an interested stockholder, the SWM board of directors approved the business combination and the stockholders (other than the interested stockholder) authorized the transaction at an annual or special meeting of stockholders (not by written consent) by the affirmative vote of at least 66-2/3rds of the outstanding stock not owned by the interested stockholder.

DGCL Section 203 defines a “business combination” to include:

•	any merger or consolidation involving SWM and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of SWM’s assets;

•	any transaction that results in the issuance or transfer by SWM of any of the SWM capital stock to the interested stockholder;

•	any transaction involving SWM that has the effect of increasing the proportionate share of SWM capital stock owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through SWM.

In general, DGCL Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three (3) years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

The foregoing description of DGCL Section 203 is qualified in its entirety by reference to the statute.

Forum Selection

SWM’s bylaws provide that unless SWM consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SWM, (ii) any action asserting a claim of breach of a fiduciary duty owed by any SWM director, officer or other employee to SWM or SWM’s stockholders, (iii) any action asserting a claim against SWM or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, SWM’s certificate of incorporation or SWM’s bylaws, or (iv) any action asserting a claim against SWM or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware will be the Court of Chancery of the State of Delaware or another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). This provision is intended to benefit and may be enforced by SWM and SWM’s officers and directors. This exclusive forum provision will not apply to any claim for which the federal courts have exclusive jurisdiction. Nothing in SWM’s certificate of incorporation or bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Although SWM’s bylaws contain the forum selection provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

For more information regarding the rights of SWM stockholders, see “Comparison of the Rights of Neenah Stockholders and SWM Stockholders” beginning on page [    ].

The foregoing provisions may have the effect of deterring hostile takeovers or delaying changes in control of SWM or its management. These provisions are intended to enhance the likelihood of continued stability in the composition of the SWM board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of SWM. These provisions are designed to reduce SWM’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for SWM’s shares and, as a consequence, they also may inhibit fluctuations in the market price of SWM’s shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in SWM’s management.

COMPARISON OF THE RIGHTS OF SWM STOCKHOLDERS AND NEENAH STOCKHOLDERS

In the merger, Neenah stockholders will receive shares of SWM common stock in exchange for their shares of Neenah common stock. SWM and Neenah are both organized under the laws of the State of Delaware. The following is a summary of the material differences between (1) the current rights of SWM stockholders under the DGCL and SWM’s certificate of incorporation and bylaws (assuming the effectiveness of the SWM bylaw amendment) and (2) the current rights of Neenah stockholders under the DGCL and Neenah’s certificate of incorporation and bylaws.

SWM and Neenah believe that this summary describes the material differences between the rights of SWM stockholders as of the date of this joint proxy statement/prospectus (assuming the effectiveness of the SWM bylaw amendment) and the rights of Neenah stockholders as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences and is qualified in its entirety by reference to the SWM governing documents, Neenah governing documents, and SWM bylaw amendment.

Copies of SWM’s and Neenah’s certificates of incorporation and bylaws have been filed with the SEC. The form of the SWM bylaw amendment is attached to this joint proxy statement/prospectus as Annex D. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page [    ].

	SWM	Neenah
Authorized Capital Stock:	SWM’s authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.10 per share; and (ii) 10,000,000 shares of preferred stock, par value of $0.10 per share. As of the record date for the SWM special meeting, there were shares of SWM common stock outstanding and no shares of SWM preferred stock outstanding.	Neenah’s authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share and (ii) 20,000,000 shares of preferred stock, par value of $0.01 per share. As of the record date for the Neenah special meeting, there were shares of Neenah common stock outstanding and shares of Neenah preferred stock outstanding.

Preferred Stock:	SWM’s certificate of incorporation authorizes the SWM board of directors to designate and issue from time to time one or more series of preferred stock, each such series to be so designated to distinguish the shares thereof from the shares of all other classes and series and to fix and determine the relative rights, preferences, qualifications and limitations of preferred stock in its absolute discretion.	Neenah’s certificate of incorporation authorizes the Neenah board of directors to designate and issue from time to time one or more series of preferred stock, each such series to be so designated to distinguish the shares thereof from the shares of all other classes and series and to fix and determine the relative rights, preferences, qualifications and limitations of preferred stock in its absolute discretion.

Voting Rights:	Holders of SWM common stock are entitled to one (1) vote for each share of stock held of record on all matters.	Holders of Neenah common stock are entitled to one (1) vote for each share of stock held of record on all matters.

	There are no cumulative voting rights in the election of directors.	There are no cumulative voting rights in the election of directors

Number of Directors:	The SWM certificate of incorporation provides that the specific number of directors constituting the entire board of directors (which means the total authorized number of directors that SWM would have if there were no vacancies) shall be as	Neenah’s certificate of incorporation provides that the minimum number of directors is five (5) and the maximum number of directors is thirteen (13). The number of directors may be adjusted from time to time by the affirmative vote of a majority of the entire

	SWM	Neenah
	authorized from time to time exclusively by the affirmative vote of a majority of the entire board of directors. The bylaw amendments provide that, during the governance period, the number of directors shall be fixed at nine (9) directors. SWM’s bylaws provide that, following the governance period, the number of directors shall, unless otherwise determined, be not less than six (6) or more than twelve (12).	Neenah board of directors (which means the number of directors Neenah would have if there were no vacancies).

Nomination of Directors for Election:

SWM’s bylaws provide that nominations for directors may be made by (i) the affirmative vote of a majority of the entire SWM board of directors or (ii) any stockholder of record entitled to vote generally in the election of members to the SWM board of directors who complies with certain procedures.

An SWM stockholder who nominates a director must be a stockholder of record. The advance notice procedures in SWM’s bylaws require a stockholder to give timely notice in writing to the corporate secretary and provide certain information. See “—Advance Notice Provisions for Stockholder Nominations and Other Proposals” below for information on when such notice must be received in order to be timely.

Notwithstanding the foregoing, during the governance period, the SWM board of directors will be composed of (i) five (5) directors designated by SWM (including Dr. Rogers as non-executive Chairman of the SWM board of directors), each of whom will be independent and (ii) four (4) directors designated by Neenah (including Ms. Schertell), each of whom will be independent other than Ms. Schertell.

Neenah’s bylaws provide that nominations for directors may be made by (i) the affirmative vote of a majority of the entire Neenah board of directors or (ii) any stockholder of record entitled to vote generally in the election of members to the Neenah board of directors who complies with certain procedures.

A Neenah stockholder who nominates a director must be a stockholder of record. The advance notice procedures in Neenah’s bylaws require a stockholder to give timely notice in writing to the corporate secretary and provide certain information. See “—Advance Notice Provisions for Stockholder Nominations and Other Proposals” below for information on when such notice must be received in order to be timely.

Election and Classes of Directors:

SWM’s bylaws provide that director nominees are elected by a plurality vote of shares present in person or represented by proxy at a meeting of the SWM stockholders and entitled to vote on the election of directors.

SWM has and will continue to have a classified board following the effective time. The directors of SWM are divided into three classes, each consisting, as

Neenah’s bylaws provide that director nominees are elected by majority vote of the voting power of shares of capital stock entitled to vote thereon present in person or represented by proxy at a meeting.

Neenah has a classified board. Neenah’s directors are divided into three classes, each consisting, as nearly equal in number as possible, of one third of the total number of directors constituting the entire

	SWM	Neenah

nearly equal in number as possible, of one third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at the annual meeting of stockholders are elected for a three-year term.

The SWM bylaw amendment permits one (1) Neenah director to serve in the class of directors standing for election at the next annual meeting of the combined company’s stockholders, two (2) Neenah directors to serve in the class of directors standing for election at the second annual meeting of the combined company’s stockholders, and Ms. Schertell to serve in the class of directors standing for election at the third annual meeting of the combined company’s stockholders.

board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at the annual meeting of stockholders are elected for a three-year term.

Filling Vacancies on the Board of Directors:

SWM’s bylaws currently provide that any vacancies on the SWM board of directors and any newly created directorships resulting by reason of any increase in the number of directors may, if occurring prior to the expiration of the term of office in which such vacancy or increase occurs, be filled only by the SWM board of directors, acting by the affirmative vote of a majority of the remaining directors then in office, whether or not a quorum is reached.

Any director elected to fill a vacancy will hold office until the next election of the class for which such director has been chosen, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal.

The SWM bylaw amendment provides that, from and after the effective time through the end of the governance period, vacancies on the combined company’s board of directors created by the resignation, disqualification, removal or death of a director will be filled (i) in the case of a vacancy created by the resignation, disqualification, removal or death or the nomination of a person following the end of the term of a

Neenah’s certificate of incorporation provides that any vacancies on the Neenah board of directors and any newly created directorships resulting by reason of any increase in the number of directors may, if occurring prior to the expiration of the term of office in which such vacancy or increase occurs, be filled only by the Neenah board of directors, acting by the affirmative vote of a majority of the remaining directors then in office, whether or not a quorum is reached.

Any director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director has been elected, and until such director’s successor is elected and qualified.

	SWM	Neenah
continuing SWM director, by a majority of the continuing SWM directors then in office and (ii) in the case of a vacancy created by the resignation, disqualification, removal from office or death, or the nomination of a person following the end of the term of, a continuing Neenah director, a majority of the continuing Neenah directors then in office; provided that any such appointment or nomination will be made in accordance with applicable law and the rules of the NYSE.

Removal of Directors:	SWM’s bylaws provide that any director or the entire board of directors may be removed only for cause.	Neenah’s certificate of incorporation provides that any director or the entire board of directors may be removed only for cause.

Amendments of Certificate of Incorporation:

The DGCL provides that amendments to a corporation’s certificate of incorporation require the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

In addition, SWM’s certificate of incorporation requires that certain provisions of the certificate of incorporation may be amended only upon the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class, unless such amendment is declared advisable by the SWM board of directors by the affirmative vote of at least 75% of the entire SWM board of directors.

In addition, SWM’s certificate of incorporation provides that the provision relating to business combinations (and provision related to amendments of such provision) may only be amended by the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of the voting stock, voting together as a single class, unless such amendment is declared advisable by the SWM board of directors by the affirmative vote of at least 75% of the entire SWM board of directors and a majority of the continuing directors (as such term is defined in SWM’s certificate of incorporation).

The DGCL provides that amendments to a corporation’s certificate of incorporation require the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

In addition, Neenah’s certificate of incorporation requires that certain provisions of the certificate of incorporation may be amended only upon the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class, unless such amendment is declared advisable by the Neenah board of directors by the affirmative vote of at least two-thirds of the entire Neenah board of directors.

	SWM	Neenah
Amendment of Bylaws:

SWM’s certificate of incorporation provides that the SWM board of directors has the authority to make, alter, amend or repeal the bylaws. However, during the governance period, any amendment to SWM’s bylaws effected by the SWM board of directors that alters, amends or repeals any bylaw amendment that became effective at the effective time (including pursuant to the SWM bylaw amendment) requires the affirmative vote of 75% of the entire SWM board of directors.

SWM’s bylaws may also be amended by the SWM stockholders by the affirmative vote of a majority of shares present in person or represented by proxy at a meeting of stockholders and entitled to vote thereon.

Neenah’s certificate of incorporation provides that the Neenah board of directors has the power to adopt, amend or repeal the bylaws.

The Neenah stockholders also have the power to adopt, amend or repeal the bylaws, whether adopted by them or otherwise, by the affirmative vote of the holders of at least 80% of the outstanding voting power of all shares entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Consent in Lieu of Meeting:	SWM’s certificate of incorporation does not permit SWM stockholders to take action without a meeting while SWM has more than one stockholder.	Neenah’s certificate of incorporation does not permit Neenah stockholders to take action without a meeting.

Calling a Special Meeting of Stockholders:	SWM’s certificate of incorporation provides that special meetings of the SWM stockholders may be called only by the SWM board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire SWM board of directors, by the Chairman of the SWM board of directors, or by the Chief Executive Officer of SWM.	Neenah’s certificate of incorporation provides that special meetings of the Neenah stockholders may be called only by the Neenah board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Neenah board of directors, by the Chairman of the board of directors, or by the Chief Executive Officer.

Quorum of Stockholders:

SWM’s bylaws provide that the holders of a majority of the voting power of the issued and outstanding shares of capital stock of SWM entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise required by law.

In the event of lack of a quorum, the chairman of the meeting may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum is obtained. At any such adjourned meeting at which there is a quorum, any business may be transacted which might have been transacted at the meeting originally called.

Neenah’s bylaws provide that the holders of a majority of the voting power of the issued and outstanding shares of capital stock of Neenah entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise required by law. Where a separate vote by a class or classes or series is required, except where otherwise provided by law or by Neenah’s certificate of incorporation or bylaws, a majority of the issued and outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

	SWM	Neenah
In the event of lack of a quorum, the chairman of the meeting or a majority of the voting power of the shares of capital stock present in person or represented by proxy may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum is obtained. At any such adjourned meeting at which there is a quorum, any business may be transacted which might have been transacted at the meeting originally called. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, so long as the remaining stockholders represent at least one-third of the voting power of the issued and outstanding shares of Neenah capital stock entitled to vote.

Notice of Meeting of Stockholders:	SWM’s bylaws provide that notice stating the place, if any, date, hour, and purposes for such meeting will, except when otherwise required by law, be given not less than ten (10) days and not more than sixty (60) days before the meeting to every stockholder entitled to vote at such meeting.	Neenah’s bylaws provide that written notice stating the place, day, hour and purposes is required, except when otherwise required by law, to be mailed at least ten (10), but not more than sixty (60) calendar days before such meeting to each stockholder of record entitled to vote at such meeting.

Advance Notice Provisions for Stockholder Nominations and Proposals:	Under SWM’s bylaws, nomination notices and stockholder proposals must be delivered to and received by the secretary of SWM at the principal executive office of the corporation not less than ninety (90) nor more than one hundred twenty (120) calendar days before the first anniversary date of the annual meeting of stockholders for the preceding year. However, if the date of the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date, notice by a stockholder, to be timely, must be so received no later than the later of the close of business on (i) the date that is ninety (90) days prior to such meeting date or (ii) the tenth (10th) day following the date on which such meeting date is first	Under Neenah’s bylaws, stockholder proposals must be received by the Secretary of the corporation not less than one hundred twenty (120) calendar days prior to the first anniversary of the date that Neenah’s proxy statement was released to stockholders in connection with the preceding year’s annual meeting. However, if the date of the annual meeting has been changed by more than thirty (30) calendar days from the date of the preceding year’s annual meeting, notice of a stockholder proposal, to be timely, must be so delivered not later than the close of business on the one hundred fifthieth (150th) calendar day prior to such annual meeting or the tenth (10th) calendar day following the day on which public announcement of the date of such meeting is first made. Under Neenah’s bylaws, stockholder nominations of directors must

SWM	Neenah

publicly announced or disclosed. The notice must be updated not later than ten (10) days after the record date for the determination of stockholders entitled to vote at the meeting to provide any material changes of the below information as of such record date.

With respect to stockholder proposals, to be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter such stockholder proposes to bring before an annual meeting of stockholders (i) the text of the proposal to be presented including the text of any resolutions to be proposed for consideration by stockholders (ii) a brief written statement of the reasons why such stockholder favors the proposal; (iii) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder or any such beneficial holder has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from any other person with respect to the investment by the stockholder or the beneficial holder in the corporation or the matter such notice relates to, and the details thereof, including the name of such other person; (iv) the name and address of all Interested Persons (as defined in SWM’s bylaws); (v) a complete listing of the record and beneficial ownership positions of all equity securities and debt instruments of the corporation or any of its subsidiaries held by all Interested Persons (vi) certain information regarding hedging, derivative and similar transactions by or for the benefit of any Interested Person with respect to the corporation or its subsidiaries or any of their respective securities, debt instruments or credit ratings; (vii) a brief description of the business proposed to be brought before the annual meeting of stockholders and the reasons for conducting such business at the annual meeting of stockholders, and (viii) a representation that such stockholder is a holder of record of stock of the corporation be received by the Secretary of the corporation not less than fifty (50) calendar days nor more than seventy-five (75) calendar days prior to the meeting. However, if less than sixty (60) calendar days’ notice or prior public disclosure of the date of the meeting is made to stockholders, to be timely such notice must be received not later than the close of business on the tenth (10th) calendar day following the day on which such notice of the date of meeting was mailed or such public disclosure was made, whichever first occurs.

With respect to stockholder proposals, to be in proper written form, a stockholder’s notice to the Secretary must set forth: (i) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address of the stockholder intending to propose such business; (iii) the class and number of shares of stock of Neenah beneficially held, either personally or in concert with others, by the stockholder, and a representation that the stockholder is a holder of Neenah stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal; (iv) the dates upon which the stockholder acquired such shares; (v) documentary support for any claim of beneficial ownership; (vi) any material interest of the stockholder in such business; and (vii) any other information required by Rule 14a-8 under Exchange Act.

With respect to director nominations, such notice must set forth: (i) the name and address of record of the stockholder who intends to make the nomination; (ii) a representation that the stockholder is a holder of record of Neenah stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence address and principal occupation or employment of each nominee; (iv) a description of all arrangements or

SWM	Neenah

and intends to appear in person or by proxy at the annual meeting of stockholders to bring such business before the meeting.

With respect to director nominations, such notice must set forth: (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in the corporation or the nomination or nominations, and the details thereof; (ii) the name and address of record of all Interested Persons (as defined in SWM’s bylaws); (iii) a complete listing of the record and beneficial ownership positions of all equity securities and debt instruments of the corporation or any of its subsidiaries held by all Interested Persons, (iv) certain information regarding any hedging, derivative or other transaction which is in place or has been entered into within the prior six (6) months preceding the date of delivery of such notice by or for the benefit of any Interested Person with respect to the corporation or its subsidiaries or any of their respective securities, debt instruments or credit ratings; (v) a representation that the stockholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (vi) the name, age, business and residence address and principal occupation or employment of each nominee; (vii) whether each nominee is eligible for consideration as an independent director under applicable statutes; (viii) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to SEC rules and (ix) the signed consent of each nominee to serve as a director if elected. SWM may require any proposed nominee to furnish such other information as may reasonably be required to determine the understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (v) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (vi) the consent of each nominee to serve as a director of Neenah if so elected. Neenah may require any proposed nominee to furnish such other information as may reasonably be required by Neenah to determine the eligibility of such proposed nominee to serve as a director.

	SWM	Neenah
eligibility of such nominee to serve as a director or be considered “independent” as a director.

Certain Anti-Takeover Provisions and Interested Stockholders:	SWM’s bylaws provide that the SWM board of directors shall be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of SWM’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Additionally, the SWM bylaw amendment (i) would require vacancies on the board of directors of the combined company created by the resignation, disqualification, removal from office or death of a director to be filled (a) in the case of a vacancy created by the resignation, disqualification, removal from office or death or the nomination of a person following the end of the term of a continuing SWM director, by a majority of the continuing SWM directors then in office and, (b) in the case of a vacancy created by the resignation, disqualification, removal from office or death or nomination of a person following the end of the term of, a continuing Neenah director, by a majority of the continuing Neenah directors then in office; provided that any such appointment or nomination will be made in accordance with applicable law and the rules of the NYSE, (ii) would require a vote of 75% of the SWM board of directors to remove the Chief Executive Officer of the combined company, and (iii) would permit one (1) Neenah director to serve in the class of directors standing for election at the next annual meeting of SWM stockholders following the effective time, two (2) Neenah directors to serve in the class of directors standing for election at the second annual meeting of SWM stockholders following the effective time, and Ms. Schertell to serve in the class of directors standing for election at the third annual meeting of SWM stockholders following the effective time. SWM’s certificate of incorporation further provides that only the SWM board of directors may set the size of the SWM board of directors,

Neenah’s certificate of incorporation provides that Neenah’s board of directors will be comprised of three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of Neenah’s stockholders.

Neenah’s certificate of incorporation also requires that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders of Neenah and may not be effected by any consent in writing by such stockholders. Special meetings of the stockholders may be called only by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the board of directors, by the Chairman of the Neenah board of directors, or by the Chief Executive Officer. Neenah’s certificate of incorporation also provides (i) that only the Neenah board of directors may set the size of the Neenah board of directors and (ii) that certain vacancies and newly created directorships may be filled only by the Neenah board of directors.

Furthermore, Neenah’s certificate of incorporation requires that certain provisions of the certificate of incorporation may be amended only upon the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class, unless such amendment is declared advisable by the Neenah board of directors by the affirmative vote of at least two-thirds of the entire Neenah board of directors.

The combination of the classification of Neenah’s board of directors, the supermajority requirements for certain governance changes, prohibitions on stockholder actions by written consent, lack of a stockholder’s ability to call a special meeting, placing with the board the

SWM	Neenah

and SWM’s bylaws provide that certain vacancies and newly created directorships may be filled only by the SWM board of directors.

Additionally, a supermajority vote of SWM stockholders (80%), voting together as a single class, is required for certain amendments to SWM’s certificate of incorporation unless such amendment is declared advisable by either (i) the SWM board of directors by the affirmative vote of at least 75% of the SWM board of directors or (ii) in the case of the provision in SWM’s certificate of incorporation relating to business combinations (and provision related to amendments of such provision) the SWM board of directors by the affirmative vote of at least 75% of the entire SWM board of directors and a majority of the continuing directors (as such term is defined in SWM’s certificate of incorporation).

Moreover, SWM’s certificate of incorporation generally requires that any action required or permitted to be taken by the stockholders of SWM must be effected at a duly called annual or special meeting of stockholders of SWM and may not be effected by any consent in writing by such stockholders. Special meetings of the SWM stockholders may be called only by the SWM board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire SWM board of directors, by the Chairman of the SWM board of directors, or by the Chief Executive Officer of SWM.

The combination of the classification of the SWM board of directors, the governance provisions of the SWM bylaw amendment, supermajority requirements for certain governance changes, prohibitions on stockholder actions by written consent, the lack of a stockholder’s ability to call a special meeting, the placing with the board the authority to set the number of directors and fill certain vacancies and newly created directorships, and the provisions discussed below in the row labeled authority to set the number of directors and fill certain vacancies and newly created directorships, and provisions discussed below in the row labeled “business combinations” make it more difficult for stockholders to replace Neenah’s board of directors as well as for another party to obtain control of Neenah by replacing the Neenah board of directors. Because Neenah’s board of directors has the power to retain and discharge Neenah’s officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for Neenah’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change Neenah’s control.

	SWM	Neenah
“business combinations” make it more difficult for stockholders to replace the SWM board of directors as well as for another party to obtain control of SWM by replacing the SWM board of directors. Because the SWM board of directors has the power to retain and discharge SWM’s officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the SWM board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change SWM’s control.

Business Combinations:

SWM’s certificate of incorporation requires the affirmative vote of the holders of record of at least 80% of the voting power of SWM, voting together as a single class, at a meeting and not by consent in writing to approve any business combination with an entity or person who beneficially owns, or within two (2) years prior to the time of determination of interested stockholder status did own, 5% or more of the outstanding voting stock of SWM, and such entity or person’s affiliates and associates. Exceptions to the higher vote for such business combinations with interested stockholders are included in SWM’s certificate of incorporation where either (i) a majority of the disinterested directors of the SWM board of directors who were directors prior to the time the interested stockholder became an interested stockholder (which we refer to as “continuing directors”) and successors to continuing directors whose election was approved by a majority of continuing directors approves the business combination or (ii) the consideration to be received by the SWM stockholders in connection with the business combination meets certain fair price thresholds and certain other requirements are satisfied.

SWM is also governed by Section 203 of the DGCL, prohibiting in certain circumstances a “business combination” (as defined in the statute) between the

Neenah is governed by Section 203 of the DGCL, prohibiting in certain circumstances a “business combination” (as defined in the statute) between the corporation and an “interested stockholder” (generally, a person owning or controlling 15% or more of the outstanding voting stock) within three (3) years of the stockholder becoming an “interested stockholder,” absent compliance with the approval requirements of the provision or other specified exceptions.

	SWM	Neenah
corporation and an “interested stockholder” (generally, a person owning or controlling 15% or more of the outstanding voting stock) within three (3) years of the stockholder becoming an “interested stockholder,” absent compliance with the approval requirements of the provision or other specified exceptions.

Limitation on Director Liability:	SWM’s certificate of incorporation provides that directors will not be personally liable to SWM or its stockholders for monetary damages for breach of fiduciary duty, except to the extent that exemption from liability is not permitted under Delaware law.	Neenah’s certificate of incorporation provides that directors will not be personally liable to Neenah or its stockholders for monetary damages for breach of fiduciary duty, except to the extent that exemption from liability is not permitted under Delaware law. If Delaware law is subsequently amended to eliminate or further limit the liability of a director, then the liability of each director will be eliminated or limited to the fullest extent permitted by Delaware law as amended.

Indemnification of Directors and Officers:	Section 145 of the DGCL provides that a corporation may indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party or threatened to be made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity (other than an action by or in the right of SWM), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of actions by or in the right of SWM, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any	Section 145 of the DGCL provides that a corporation may indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party or threatened to be made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity (other than an action by or in the right of Neenah), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of actions by or in the right of Neenah, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any

	SWM	Neenah

indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by SWM’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise. Under the statute, SWM must indemnify directors and officers (as defined in the statute) to the extent they are successful on the merits or otherwise in defense of the action or matter at issue. In addition, the statute allows for the advance payment of expenses prior to final disposition of an action, so long as, in the case of a current director or officer, the person undertakes to repay any amount advanced if it is later determined that the person is not entitled to indemnification. Finally, the statute allows SWM to purchase and maintain insurance against liability asserted against or incurred by any of the persons referred to above whether or not it would have the power to indemnify them against such liability under Delaware law.

SWM’s bylaws generally mandate that SWM provide indemnification and advancement of expenses described above in the case of proceedings to which an indemnitee is party by reason of the fact he or she is or was a director or officer of SWM or is or was serving at the request of SWM as a director or officer of another corporation and, in the case of an officer or director of SWM, is or was serving as an employee or agent of a partnership, joint venture, trust or other enterprise. With limited exceptions, such indemnification does not extend to proceedings initiated by an indemnitee against SWM or its directors or employees without authorization by the SWM board of directors.

indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by Neenah’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise. Under the statute, Neenah must indemnify directors and officers (as defined in the statute) to the extent they are successful on the merits or otherwise in defense of the action or matter at issue. In addition, the statute allows for the advance payment of expenses prior to final disposition of an action, so long as, in the case of a current director or officer, the person undertakes to repay any amount advanced if it is later determined that the person is not entitled to indemnification. Finally, the statute allows Neenah to purchase and maintain insurance against liability asserted against or incurred by any of the persons referred to above whether or not it would have the power to indemnify them against such liability under Delaware law.

Neenah’s bylaws generally mandate that Neenah provide indemnification and advancement of expenses described above in the case of proceedings to which an indemnitee is party by reason of the fact he or she is or was a director or officer of Neenah or is or was serving at the request of Neenah as a director or officer of another corporation and, in the case of an officer or director of Neenah, is or was serving as an employee or agent of a partnership, joint venture, trust or other enterprise. With limited exceptions, such indemnification does not extend to proceedings initiated by an indemnitee against Neenah or its directors or employees without authorization by the Neenah board of directors.

Stockholder Rights Plan:	SWM does not currently have a stockholder rights plan in effect.	Neenah does not currently have a stockholder rights plan in effect

Forum Selection:	SWM’s bylaws provide that unless SWM consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of SWM,	Neenah’s bylaws provide that unless Neenah consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of

	SWM	Neenah
	(b) any action asserting a claim of breach of a fiduciary duty owed by any SWM director, officer or other employee to SWM or SWM’s stockholders, (c) any action asserting a claim against SWM or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, SWM’s certificate of incorporation or SWM’s bylaws (in each case, as may be amended from time to time), or (d) any action asserting a claim against SWM or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware will be the Court of Chancery of the State of Delaware or another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).	Neenah, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of Neenah to Neenah or Neenah’s stockholders, (c) any action asserting a claim against Neenah or any of its directors, officers, or other employees arising pursuant to any provision of the DGCL, Neenah’s certificate of incorporation or bylaws (in each case, as may be amended from time to time), or (d) any action asserting a claim against Neenah or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware shall be the Court of Chancery of the State of Delaware or another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the United States District Court for the District of Delaware).

Corporate Opportunities:

Under Delaware law, a corporate officer or director, generally, may not take a business opportunity for his or her own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation’s line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for his or her own, the corporate fiduciary will thereby be placed in a position inimical to his duties to the corporation.

SWM does not renounce its interest in such business opportunities.

Under Delaware law, a corporate officer or director, generally, may not take a business opportunity for his or her own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation’s line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for his or her own, the corporate fiduciary will thereby be placed in a position inimical to his duties to the corporation.

The Neenah’s certificate of incorporation provides that, except as otherwise agreed in writing between Neenah and Kimberly-Clark Corporation, a Delaware corporation, Kimberly-Clark Corporation shall have no duty to refrain from (i) engaging in the same or similar activities or lines of business as Neenah and (ii) doing business with any client, customer or vendor of Neenah.

APPRAISAL RIGHTS

Under Section 262 of the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to notice of the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders, unless the stockholders receive in exchange for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of any other corporation that is listed on a national securities exchange or held by more than 2,000 stockholders of record, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

If the merger is completed, SWM stockholders will not receive any consideration and their shares of SWM common stock will remain outstanding and constitute shares of stock of the combined company. As a result, SWM stockholders are not entitled to appraisal rights in connection with the merger. Neenah common stock is listed on the NYSE, and because Neenah stockholders will receive shares of SWM common stock in the merger, which is also listed on the NYSE, Neenah stockholders are not entitled to appraisal rights in connection with the merger.

LEGAL MATTERS

The validity of the shares of SWM common stock to be issued in connection with the merger will be passed upon for SWM by King & Spalding LLP, counsel for SWM.

Certain federal income tax consequences of the merger will be passed upon for SWM by King & Spalding LLP, counsel for SWM, and for Neenah by Bryan Cave Leighton Paisner LLP, counsel for Neenah.

EXPERTS

SWM

The consolidated financial statements of Schweitzer-Mauduit International, Inc. as of December 31, 2021 and 2020 and for each of the three (3) years in the period ended December 31, 2021, incorporated by reference in this prospectus, and the effectiveness of Schweitzer-Mauduit International, Inc’s internal control over financial reporting have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports. Such consolidated financial statements are incorporated by reference in reliance upon such reports of such firm given on their authority as experts in accounting and auditing.

Neenah

The consolidated financial statements of Neenah, Inc. as of December 31, 2021 and 2020 and for each of the three (3) years in the period ended December 31, 2021, incorporated by reference in this prospectus, and the effectiveness of Neenah, Inc’s internal control over financial reporting have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports. Such consolidated financial statements are incorporated by reference in reliance upon such reports of such firm given on their authority as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

SWM

SWM will hold its 2023 annual meeting of stockholders (which we refer to as the “SWM 2023 annual meeting”), regardless of whether the merger has been completed.

Stockholder proposals to be considered for inclusion in the SWM proxy statement and form of proxy for the SWM 2023 annual meeting must be received by the Company’s EVP, General Counsel and Secretary at the Company’s principal executive office no later than November 18, 2022. All proposals for inclusion in the Company’s proxy statement must comply with all of the requirements of Rule 14a-8 under the Exchange Act.

Pursuant to Paragraphs 15 and 19 of SWM’s bylaws, stockholders must give advance notice of other business to be addressed, or nominations for director, at the SWM 2023 annual meeting not earlier than December 22, 2022, and not later than January 21, 2023. All proposals and nominations must comply with all of the requirements set forth in SWM’s bylaws, a copy of which may be obtained from the Company’s EVP, General Counsel and Secretary.

In addition to satisfying the foregoing requirements under SWM’s bylaws, to comply with the universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than SWM’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than February 20, 2023.

Neenah

If the merger is completed on the expected timetable, Neenah does not expect to hold a 2023 annual meeting of Neenah stockholders (which we refer to as the “Neenah 2023 annual meeting”). If, however, the merger is not completed and the Neenah 2023 annual meeting is held, proposals of stockholders, excluding nominations for the Neenah board of directors, intended to be presented at the Neenah 2023 annual meeting should be submitted by certified mail, return receipt requested, and must be received by Neenah at its executive offices in Alpharetta, Georgia, on or before December 8, 2022, to be eligible for inclusion in Neenah’s proxy statement and form of proxy relating to that meeting and to be introduced for action at the Neenah 2023 annual meeting. In the event that the date of the Neenah 2023 annual meeting is changed more than thirty (30) days from the date of Neenah’s 2022 meeting, notice by stockholders is required to be received no later than (i) the close of business on the later of the one hundred and fiftieth (150th) calendar day prior to the Neenah 2023 annual meeting, or (ii) the 10th calendar day on which public announcement of the date of such meeting is first made.

Any stockholder proposal must be in writing and must set forth (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting; (ii) the name and address, as they appear on Neenah’s books, of the stockholder submitting the proposal; (iii) the class and number of shares that are beneficially owned by such stockholder, either personally or in concert with others and a representation that the stockholder is a holder of Neenah common stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present such proposal; (iv) the dates on which the stockholder acquired the shares; (v) documentary support for any claim of beneficial ownership; (vi) any material interest of the stockholder in the proposal; and (vii) any other information required by the rules and regulations of the SEC.

Stockholder nominations for the Neenah board of directors must be directed to Noah S. Benz, Executive Vice President, General Counsel and Secretary of Neenah, at 3460 Preston Ridge Road, Preston Ridge III, Suite 600, Alpharetta, Georgia 30005, and must include (i) the name and address of the stockholder who intends to make the nomination and a representation that the stockholder is a holder of record of shares of Neenah’s common stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (ii) the name, age, business and residence address and principal occupation or employment of each nominee; (iii) a description of all arrangements or understandings between the stockholder and each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; (iv) such other information regarding the nominee as would be required to be included in a proxy statement filed according to the proxy rules of the SEC; and (v) the nominee’s consent to serve as a director, if elected.

WHERE YOU CAN FIND MORE INFORMATION

SWM has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended, that registers the shares of SWM common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that Registration Statement and constitutes the prospectus of SWM, in addition to being a joint proxy statement of SWM and Neenah for their respective special meetings of stockholders. The Registration Statement, including this joint proxy statement/prospectus and the attached annexes, exhibits and schedules, contains additional relevant information about SWM and the SWM common stock.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, such as SWM and Neenah, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by SWM with the SEC are also available at SWM’s website at https://ir.swmintl.com. The reports and other information filed by Neenah with the SEC are available at Neenah’s website at https://ir.neenah.com. The web addresses of the SEC, SWM and Neenah are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

The SEC allows SWM and Neenah to incorporate by reference information in this joint proxy statement/prospectus. This means that SWM and Neenah can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that SWM and Neenah previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed for purposes of the Exchange Act). They contain important information about the companies and their financial condition.

SWM SEC Filings	Period or Date Filed
Current Report on Form 8-K/A	Filed on June 28, 2021
Annual Report on Form 10-K	Year ended December 31, 2021, filed on March 1, 2022
Quarterly Report on Form 10-Q	Quarter ended March 31, 2022, filed on May 4, 2022
Current Report on Form 8-K	Filed on March 28, 2022
Definitive Proxy Statement on Schedule 14A	Filed on March 18, 2022

Neenah SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2021, filed on February 18, 2022
Quarterly Report on Form 10-Q	Quarter ended March 31, 2022, filed on May 4, 2022
Current Reports on Form 8-K	Filed on March 2, 2022 and March 28, 2022
Definitive Proxy Statement on Schedule 14A	Filed on April 8, 2022

SWM incorporates by reference any future filing it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of the initial joint proxy statement/prospectus and prior to the date of the effectiveness of this joint proxy statement/prospectus and any other filings made with the SEC prior to the date of the SWM special meeting.

Neenah incorporates by reference any future filing it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of the initial joint proxy statement/prospectus and prior to the date of the effectiveness of this joint proxy statement/prospectus and any other filings made with the SEC prior to the date of the Neenah special meeting.

All such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Except where the context otherwise indicates, SWM has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to SWM, and Neenah has supplied all information contained or incorporated by reference relating to Neenah.

Documents incorporated by reference are available from SWM and Neenah without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Schweitzer-Mauduit International, Inc. 100 North Point Center East, Suite 600 Alpharetta, Georgia 30022 Attention: Investor Relations Telephone: (770) 569-4229	Neenah, Inc. 3460 Preston Ridge Road, Suite 600 Alpharetta, Georgia 30005 Attention: Investor Relations Telephone: (678) 566-6500

SWM stockholders requesting documents must do so by                 , 2022, to receive them before the SWM special meeting. Neenah stockholders requesting documents must do so by                 , 2022, to receive them before the Neenah special meeting. SWM stockholders and Neenah stockholders will not be charged for any documents so requested. If you request any incorporated documents from SWM or Neenah, SWM or Neenah, respectively, will mail them to you by first class mail, or another equally prompt means, within one (1) business day after receiving your request.

Neither SWM nor Neenah has authorized anyone to give any information or make any representation about the merger, the merger agreement, SWM or Neenah that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone gives you such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

FREQUENTLY USED TERMS

Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this proxy statement/prospectus:

•

“acquisition proposal” means with respect to SWM or Neenah, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM) or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM), or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Party (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM).

•

“affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person; provided, that, for the avoidance of doubt, as it applies to SWM and Merger Sub, “affiliate” shall not include minority members, stockholders or co-investors of such entities.

•

“alternative acquisition proposal” means with respect to SWM or Neenah, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM) or 25% or more of any class of equity or voting securities of a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Party (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM), or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party (measured based on fair market value as determined in good faith by the Neenah board of directors, in the case of Neenah, or the SWM board of directors, in the case of SWM).

•	“antitrust authorities” refers to the relevant competition authorities in the jurisdictions as set forth in the merger agreement.

•	“business day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized or required by applicable Law to close.

•	“closing” refers to the closing of the merger.

•	“closing date” refers to the date on which the closing of the merger actually occurs.

•	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

•	“combined company” refers collectively to SWM and Neenah, as the surviving entity, following the consummation of the merger.

•	“COVID-19” means the COVID-19 or SARS-CoV-2 virus, or any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

•

“debt commitment letter” refers to the debt commitment letter delivered at signing of the merger agreement and all exhibits, schedules, term sheets, annexes, supplements, amendments and other permitted modifications thereto and any fee letter(s) with respect thereto (in each case together with joinders to add additional financing parties).

•

“debt financing” refers to the debt financing contemplated in the debt commitment letter, together with any replacement debt financing permitted under the merger agreement, including any bank financing or debt securities issued in lieu thereof.

•	“DGCL” refers to the General Corporation Law of the State of Delaware.

•

“effective time” refers to the effective time of the merger or such time as the certificate of merger is duly filed with the secretary of state of the State of Delaware, or at such later time as may be agreed to by SWM and Neenah in writing and specified in the certificate of merger in accordance with the DGCL.

•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•	“exchange agent” refers to the transfer agent or bank or trust company designated by SWM and reasonably acceptable to Neenah.

•	“exchange ratio” means 1.358.

•	“GAAP” refers to generally accepted accounting principles in the U.S.

•	“governmental entity” refers to any United States or foreign, state, provincial, territorial or local governmental or regulatory agency, commission, court, arbitrator, body, entity or authority.

•

“initial termination date” refers to December 31, 2022; provided that, if, on the initial termination date, any of the requisite regulatory approvals have not been obtained and all of the other conditions set forth in the merger agreement have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof assuming such date were the closing date), the initial termination date will be automatically extended for sixty (60) days or such longer period as may be mutually agreed by the parties.

•

“Interested Persons” means a stockholder that has an agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from any other person with respect to an investment by such stockholder into SWM.

•	“IRS” refers to the U.S. Internal Revenue Service.

•	“J.P. Morgan” refers to J.P. Morgan Securities LLC, financial advisor to SWM in connection with the merger.

•

“laws” or “Laws” mean all federal, state, provincial, local or foreign laws, statutes, treaties, conventions, ordinances, codes, orders, judgments, decrees, rules, regulations, policies and/or guidelines of any governmental entity.

•

“lien” refers to, with respect to any property or asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest, encumbrance, option or other adverse claim or similar restriction of any kind in respect of such property or asset, other than a permitted lien.

•

“material adverse effect” means, with respect to SWM or Neenah, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole or (b) would or may reasonably be expected to, prevent, materially delay the ability of the party to consummate the transactions contemplated by the merger agreement (including the merger), but, in the case of each of clauses (a) and (b) shall not be deemed to include the impact, individually or when aggregated or when taken together with all other effects, changes, events, circumstances, conditions, occurrences or developments, of the following: (i) general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions (including commodity prices, interest rates and exchange rates), (ii) general conditions in the premium printing, packaging and specialty materials industry or changes therein, (iii) general political conditions and changes thereof, (iv) changes, after the date hereof, in GAAP, or applicable regulatory accounting requirements, (v) any changes after the date hereof in applicable law or the interpretation thereof, (vi) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic (including COVID-19) or the taking of actions to ensure compliance by the party and its subsidiaries and their respective directors, officers, employees, consultants and customers with any COVID-19 measure, quarantine restrictions, weather conditions or other natural or man-made disaster or other force majeure event, (vii) a decline, in and of itself, in the trading price or trading volume of a party’s common stock, a credit ratings downgrade or change in ratings outlook, in and of itself, for a party or any of its subsidiaries or the failure, in and of itself, to meet analyst earnings projections, earnings guidance or internal financial forecasts (it being understood that the facts or occurrences giving rise or contributing to such decline, downgrade or failure that are not otherwise excluded from this definition of a “material adverse effect” may be taken into account in determining if a material adverse effect has occurred with respect to a party), (viii) geopolitical conditions, acts of terrorism or sabotage, acts of war (whether or not declared, and including the Russian-Ukrainian war) or escalations thereof, the commencement, continuation or escalation of a war, acts of armed hostility, including any material worsening of such conditions threatened or existing as of the date hereof, or changes in such conditions, (ix) the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby, or the public announcement of the merger agreement or the transactions contemplated thereby, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, governmental entities, governmental officials, and other persons with whom the party or its subsidiaries has material business relations (provided, that this clause (ix) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby), (x) any action or failure to take any action which action or failure to act is requested in writing by another party or required by the merger agreement and (xi) any stockholder litigation arising out of the merger agreement; provided, that the exceptions set forth in clauses (i)-(vi) and (viii) such impact shall not be excluded to the extent the impact of such effect, change, event, circumstance, condition, occurrence or development has had a material, disproportionate adverse impact on the party and its subsidiaries relative to other similarly-situated companies in the industry in which such party and its subsidiaries operate, in which case only the incremental material, disproportionate and adverse impact may be taken into account.

•	“merger agreement” refers to that Agreement and Plan of Merger, by and among SWM, Neenah and Merger Sub, entered into March 28, 2022, as it may be amended from time to time.

•	“Merger Sub” refers to Samurai Warrior Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of SWM.

•	“Neenah” refers to Neenah, Inc., a Delaware corporation.

•

“Neenah adjournment proposal” refers to the proposal to adjourn the Neenah special meeting from time to time, if determined by the chairperson of the meeting to be necessary or appropriate, including adjournment to permit further solicitations of proxies in favor of the Neenah merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Neenah stockholders.

•	“Neenah board of directors” refers to the board of directors of Neenah.

•	“Neenah common stock” refers to shares of common stock of Neenah, par value $0.01 per share.

•

“Neenah compensation proposal” refers to the proposal that Neenah stockholders will vote on at the Neenah special meeting to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Neenah’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement.

•	“Neenah equity awards” collectively refers to the Neenah stock options, Neenah stock appreciation rights, Neenah restricted stock unit awards, and Neenah performance share awards.

•

“Neenah intervening event” means any material event, change, effect, development or occurrence occurring or arising after the date of the merger agreement that (i) was not known to, and was not reasonably foreseeable by the Neenah board of directors prior to the receipt of Neenah’s stockholder approval or, if known, the material consequences of which were not known to or understood by the Neenah board of directors as of the date of the merger agreement and did not result from a willful and material breach of the merger agreement by Neenah, and (ii) causes the Neenah board of directors to conclude in good faith, after consultation with its financial advisor and outside counsel, that a failure to make a recommendation change would be reasonably likely to be inconsistent with the Neenah board’s fiduciary duties under applicable law; provided that in no event shall any of the following events constitute a Neenah intervening event: (a) any change, in and of itself, in the trading price or trading volume of the SWM common stock or Neenah common stock, or any change in credit ratings or ratings outlook, in and of itself, for SWM or Neenah or any of their respective subsidiaries (but not including, in each case, the underlying causes thereof), (b) the fact, in and of itself, that SWM or Neenah exceeds or fails to meet or exceed analyst earnings projections, earnings guidance or internal financial forecasts (but not including, in each case, the underlying causes thereof), and (c) compliance with or performance under the merger agreement or the transactions contemplated by the merger agreement; and provided, that in no event shall the receipt, existence or terms of an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether a Neenah intervening event has occurred.

•	“Neenah performance share awards” refers to an award of restricted stock units that is subject to performance goal conditions in respect of shares of Neenah common stock.

•	“Neenah merger proposal” refers to the proposal to approve and adopt the merger agreement that Neenah stockholders will vote on at the Neenah special meeting.

•	“Neenah restricted stock unit award” refers to an award of restricted stock units (excluding any Neenah performance share award) in respect of shares of Neenah common stock.

•	“Neenah stockholders” refers to the holders of Neenah common stock.

•	“Neenah special meeting” refers to the special meeting of Neenah stockholders to be held on , 2022 and any adjournments or postponements thereof.

•	“Neenah stock option” refers to an award of options to purchase shares of Neenah common stock.

•	“NYSE” refers to the New York Stock Exchange.

•	“ordinary course of business” means the ordinary and usual course of day-to-day operations of the businesses of Neenah and the Neenah subsidiaries, or SWM and the SWM subsidiaries, as applicable,

consistent with past custom and practice; provided, that no action or omission that would constitute a breach of contract, violation of law or any tort (including negligence) shall be an action or omission in the ordinary course of business.

•

“organizational documents” means (i) with respect to any person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other person that is not an individual, its comparable organizational documents.

•	“Perella Weinberg” refers to Perella Weinberg Partners LP, financial advisor to Neenah in connection with the merger.

•

“permitted liens” means (i) liens for taxes that are not due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business, (iii) liens incurred in the ordinary course of business with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, which are not violated in any material respect by the current use or occupancy of the applicable real property or the business operated thereon, (v) liens the existence of which are disclosed in the notes to the consolidated financial statements of Neenah or SWM, as applicable, included in Neenah reports or the SWM reports, as applicable, (vi) any conditions that would be disclosed by a current, accurate survey or physical inspection (other than such matters that, individually or in the aggregate, materially and adversely impair title to or the current use of the subject real property in the business of Neenah and the Neenah subsidiaries or the SWM and the SWM subsidiaries, as applicable, as currently conducted), (vii) matters shown by the public records, including any reservation, exception, encroachment, easement, right-of way, covenant, condition, restriction or similar title exception or encumbrance affecting the title to the leased real property, (viii) liens, easements, rights-of-way, covenants and other similar restrictions.

•	“record date” refers to , 2022.

•	“representatives” refers to, with respect to any person, such person’s directors, officers, employees, affiliates, investment bankers, attorneys, accountants and other advisors or representatives.

•	“SEC” refers to the U.S. Securities and Exchange Commission.

•	“SEC’s website” refers to www.sec.gov.

•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

•

“specified financial information” means (i) the financial statements of Neenah required by Section 6 of Exhibit F of the Commitment Letter (or any analogous section(s) in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope and substance of the requirements set forth in the Commitment Letter) as of the closing date, (ii) all other financial statements and operating, business and other financial data solely regarding Neenah and the Neenah subsidiaries of the type and form that are customarily included in an offering memorandum to consummate a Rule 144A-for-life offering of non-convertible, high yield debt securities under Rule 144A promulgated under the 1933 Act (which information is understood not to include (a) financial statements, information and other disclosures required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation

S-X, the Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (b) financial statements or other financial data (including selected financial data) for any period earlier than December 31, 2019, and (c) other information or financial data customarily excluded from a Rule 144A offering memorandum; provided, that Neenah shall have no obligation to provide (x) any financial information concerning Neenah that Neenah does not maintain in the ordinary course of business, (y) any other information with respect to Neenah not reasonably available to Neenah under its current reporting systems or (z) trade secrets or information to the extent that the provision thereof would violate any law or obligation of confidentiality binding upon, or waive any privilege that may be asserted by, Neenah or any of Neenah’s affiliates unless any such information referred to in clause (z), (y) yor (z), (1) is financial information contemplated by the foregoing clause (i) or (2) would be required to ensure that the offering memorandum would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), (iii) is the specified financial information is otherwise provided prior to the filing date of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q of Neenah but after the end of its corresponding fiscal year or quarter, as applicable, customary “flash” or “recent developments” data as requested by SWM, and (iv) such other pertinent and customary information regarding Neenah and the Neenah Subsidiaries as may be reasonably requested by SWM or any of the SWM subsidiaries to the extent necessary to receive from Neenah’s independent accountants customary “comfort” (including “negative assurance” comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon the “pricing” of any securities, and the closing of the offering thereof with respect to the historical financial information to be included in such offering memorandum.

•

“subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, or person of which (i) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first person directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions, or otherwise has the power to direct the policies, management and affairs of such other person.

•

“superior proposal” means, with respect to SWM or Neenah, as applicable, a bona fide, written acquisition proposal by a third party, which the party’s board of directors determines in good faith after consultation with the party’s outside legal and financial advisors to be more favorable to the party’s stockholders from a financial point of view than the merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the merger consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and the merger agreement (and any changes to the terms of the merger agreement proposed by SWM or Neenah, as applicable, pursuant to the merger agreement)). For purposes of the reference to an “acquisition proposal” in this definition, all references to “25%” in the definition of “acquisition proposal” will be deemed to be references to “80%”.

•

“SWM” refers to Schweitzer-Mauduit International, Inc., a Delaware corporation. SWM will change the name of the combined company to such new name as mutually agreed upon by SWM and Neenah, which change may occur as of or after the effective time.

•

“SWM adjournment proposal” refers to the proposal to adjourn the SWM special meeting from time to time, if determined by the chairperson of such meeting to be necessary or appropriate, including adjournment to permit further solicitation of proxies in favor of the SWM share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to SWM stockholders.

•	“SWM board of directors” refers to the board of directors of SWM.

•	“SWM common stock” refers to common shares in the capital of SWM, par value $0.10 per share

•	“SWM disclosure schedules” refers to the disclosure schedules to the merger agreement provided by SWM.

•	“SWM equity awards” collectively refers to the SWM stock options, SWM restricted stock awards, SWM restricted stock unit awards and SWM performance share unit awards.

•

“SWM intervening event” means any material event, change, effect, development or occurrence occurring or arising after the date of the merger agreement that (i) was not known to, and was not reasonably foreseeable by the SWM Board prior to the receipt of the SWM board of directors prior to the receipt of approval of the SWM stockholders of the share issuance proposal or, if known, the material consequences of which were not known to or understood by the SWM board of directors as of the date of the merger agreement and did not result from a willful and material breach of the merger agreement by SWM, and (ii) causes the SWM board of directors to conclude in good faith, after consultation with its financial advisor and outside counsel, that a failure to make a recommendation change would be reasonably likely to be inconsistent with the SWM board of directors’ fiduciary duties under applicable law; provided that in no event shall any of the following events constitute an SWM intervening event: (a) any change, in and of itself, in the trading price or trading volume of the SWM common stock or Neenah common stock, or any change in credit ratings or ratings outlook, in and of itself, for SWM or Neenah or any of their respective subsidiaries (but not including, in each case, the underlying causes thereof), (b) the fact, in and of itself, that SWM or Neenah exceeds or fails to meet or exceed analyst earnings projections, earnings guidance or internal financial forecasts (but not including, in each case, the underlying causes thereof), and (c) compliance with or performance under the merger agreement or the transactions contemplated by the merger agreement; and provided, that in no event shall the receipt, existence or terms of an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an SWM intervening event has occurred.

•	“SWM performance share unit awards” refers to an award of restricted stock units that is subject to performance goal conditions in respect of shares of SWM common stock.

•	“SWM proposals” collectively refers to the SWM share issuance proposal and the SWM adjournment proposal.

•	“SWM share issuance proposal” refers to the proposal to adopt the issuance of SWM common stock that SWM stockholders will vote on at the Neenah special meeting.

•	“SWM restricted stock award” refers to an award of shares of SWM common stock granted subject to any vesting, forfeiture or other lapse restrictions.

•	“SWM restricted stock unit award” refers to an award of restricted stock units (excluding any SWM performance share award) in respect of shares of SWM common stock.

•	“SWM stockholders” refers to the holders of SWM common stock.

•	“SWM special meeting” refers to the special meeting of SWM stockholders to be held on , 2022 and any adjournments or postponements thereof.

•	“SWM stock option” refers to an award of options to purchase shares of SWM common stock.

•	“U.S.” refers to the United States of America.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.,

SAMURAI WARRIOR MERGER SUB, INC.

AND

NEENAH, INC.

DATED AS OF MARCH 28, 2022

ARTICLE I THE MERGER		A-2
1.1	THE MERGER	A-2
1.2	CLOSING	A-2
1.3	EFFECTIVE TIME	A-2
1.4	EFFECTS OF THE MERGER	A-2
1.5	CONVERSION OF NEENAH COMMON STOCK	A-2
1.6	SWM COMMON STOCK	A-3
1.7	MERGER SUB STOCK	A-3
1.8	TREATMENT OF NEENAH EQUITY AWARDS	A-3
1.9	CERTIFICATE OF INCORPORATION OF SURVIVING ENTITY	A-5
1.10	BYLAWS OF SURVIVING ENTITY	A-5
1.11	OFFICERS AND DIRECTORS OF THE SURVIVING ENTITY	A-5
1.12	PLAN OF REORGANIZATION	A-5
ARTICLE II EXCHANGE OF SHARES		A-5
2.1	SWM TO MAKE CONSIDERATION AVAILABLE	A-5
2.2	EXCHANGE OF SHARES	A-6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF NEENAH		A-8
3.1	CORPORATE ORGANIZATION	A-8
3.2	CAPITALIZATION	A-8
3.3	AUTHORITY; NO VIOLATION	A-9
3.4	CONSENTS AND APPROVALS	A-10
3.5	REPORTS	A-11
3.6	FINANCIAL STATEMENTS	A-11
3.7	BROKER’S FEES	A-12
3.8	ABSENCE OF CERTAIN CHANGES OR EVENTS	A-12
3.9	LEGAL AND REGULATORY PROCEEDINGS	A-12
3.10	TAXES AND TAX RETURNS	A-13
3.11	EMPLOYEES	A-14
3.12	SEC REPORTS	A-16
3.13	COMPLIANCE WITH APPLICABLE LAW	A-16
3.14	CERTAIN CONTRACTS	A-17
3.15	ENVIRONMENTAL MATTERS	A-18
3.16	REAL PROPERTY	A-19
3.17	INTELLECTUAL PROPERTY	A-19
3.18	RELATED PARTY TRANSACTIONS	A-20
3.19	STATE TAKEOVER LAWS	A-20
3.20	REORGANIZATION	A-20
3.21	OPINION	A-20
3.22	NEENAH INFORMATION	A-20
3.23	INSURANCE	A-20
3.24	DATA PROTECTION	A-21
3.25	WARRANTIES; PRODUCTS	A-21
3.26	STOCK OWNERSHIP	A-21
3.27	NO OTHER REPRESENTATIONS OR WARRANTIES	A-21
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SWM		A-22
4.1	CORPORATE ORGANIZATION	A-22
4.2	CAPITALIZATION	A-23
4.3	AUTHORITY; NO VIOLATION	A-24
4.4	CONSENTS AND APPROVALS	A-25
4.5	REPORTS	A-25

A-i

4.6	FINANCIAL STATEMENTS	A-25
4.7	FINANCING	A-26
4.8	SOLVENCY	A-27
4.9	BROKER’S FEES	A-27
4.10	ABSENCE OF CERTAIN CHANGES OR EVENTS	A-27
4.11	LEGAL AND REGULATORY PROCEEDINGS	A-27
4.12	TAXES AND TAX RETURNS	A-28
4.13	EMPLOYEES	A-29
4.14	SWM REPORTS	A-30
4.15	COMPLIANCE WITH APPLICABLE LAW	A-31
4.16	CERTAIN CONTRACTS	A-32
4.17	ENVIRONMENTAL MATTERS	A-33
4.18	REAL PROPERTY	A-33
4.19	INTELLECTUAL PROPERTY	A-34
4.20	RELATED PARTY TRANSACTIONS	A-34
4.21	STATE TAKEOVER LAWS	A-34
4.22	REORGANIZATION	A-34
4.23	OPINION	A-35
4.24	SWM INFORMATION	A-35
4.25	INSURANCE	A-35
4.26	DATA PROTECTION	A-35
4.27	WARRANTIES; PRODUCTS	A-36
4.28	STOCK OWNERSHIP	A-36
4.29	NO OTHER REPRESENTATIONS OR WARRANTIES	A-36
ARTICLE V REPRESENTATIONS AND WARRANTIES OF MERGER SUB		A-36
5.1	ORGANIZATION; GOOD STANDING AND QUALIFICATION	A-36
5.2	CAPITALIZATION	A-36
5.3	CORPORATE AUTHORIZATION	A-36
5.4	NON-CONTRAVENTION	A-37
5.5	NO OTHER REPRESENTATIONS OR WARRANTIES	A-37
ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		A-37
6.1	CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME	A-37
6.2	FORBEARANCES	A-37
ARTICLE VII ADDITIONAL AGREEMENTS		A-40
7.1	REGULATORY MATTERS	A-40
7.2	ACCESS TO INFORMATION; CONFIDENTIALITY	A-42
7.3	STOCKHOLDERS’ APPROVALS	A-43
7.4	LEGAL CONDITIONS TO MERGER	A-45
7.5	STOCK EXCHANGE LISTING	A-45
7.6	EMPLOYEE BENEFIT PLANS	A-45
7.7	INDEMNIFICATION; DIRECTORS’ AND OFFICERS’ INSURANCE	A-47
7.8	ADDITIONAL AGREEMENTS	A-48
7.9	ADVICE OF CHANGES	A-48
7.10	DIVIDENDS	A-48
7.11	STOCKHOLDER LITIGATION	A-48
7.12	CORPORATE GOVERNANCE	A-48
7.13	ACQUISITION PROPOSALS	A-49
7.14	PUBLIC ANNOUNCEMENTS	A-50
7.15	CHANGE OF METHOD	A-50
7.16	TAKEOVER STATUTES	A-51
7.17	FINANCING AND INDEBTEDNESS	A-51
7.18	EXEMPTION FROM LIABILITY UNDER SECTION 16(B)	A-54

A-ii

7.19	TRANSITION	A-54
7.20	CERTAIN TAX MATTERS.	A-54
ARTICLE VIII CONDITIONS PRECEDENT		A-55
8.1	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER	A-55
8.2	CONDITIONS TO OBLIGATIONS OF SWM AND MERGER SUB	A-55
8.3	CONDITIONS TO OBLIGATIONS OF NEENAH	A-56
ARTICLE IX TERMINATION		A-57
9.1	TERMINATION	A-57
9.2	EFFECT OF TERMINATION	A-58
ARTICLE X GENERAL PROVISIONS		A-59
10.1	AMENDMENT	A-59
10.2	EXTENSION; WAIVER	A-59
10.3	NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS	A-60
10.4	EXPENSES	A-60
10.5	NOTICES	A-60
10.6	INTERPRETATION	A-61
10.7	COUNTERPARTS	A-61
10.8	ENTIRE AGREEMENT	A-61
10.9	GOVERNING LAW; JURISDICTION	A-61
10.10	WAIVER OF JURY TRIAL	A-61
10.11	ASSIGNMENT; THIRD-PARTY BENEFICIARIES	A-62
10.12	SPECIFIC PERFORMANCE	A-62
10.13	SEVERABILITY	A-62
10.14	DELIVERY BY FACSIMILE OR ELECTRONIC TRANSMISSION	A-62
10.15	FINANCING PARTIES	A-63

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 28, 2022 (this “Agreement”), is by and among Schweitzer-Mauduit International, Inc., a Delaware corporation (“SWM”), Samurai Warrior Merger Sub, Inc., a Delaware corporation and a direct wholly-owned SWM Subsidiary (“Merger Sub”), and Neenah, Inc., a Delaware corporation (“Neenah”). SWM, Merger Sub and Neenah are sometimes hereinafter referred to individually as a “Party” and collectively, the “Parties”. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Exhibit A.

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, SWM and Neenah shall engage in a “merger of equals” business combination pursuant to which Merger Sub shall merge with and into Neenah (the “Merger”), with Neenah surviving the Merger as a wholly-owned subsidiary of SWM (hereinafter sometimes referred to in such capacity as the “Surviving Entity”), pursuant to and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of Neenah (the “Neenah Board”) has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Neenah and the holders of shares of Neenah’s common stock, par value $0.01 per share (“Neenah Common Stock”), and (c) resolved to recommend that the holders of shares of Neenah Common Stock approve the adoption of this Agreement (the “Neenah Board Recommendation”);

WHEREAS, the Board of Directors of SWM (the “SWM Board”) and of Merger Sub (“Merger Sub Board”) have each unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, SWM and Merger Sub, as applicable, and, in the case of the SWM Board, the holders of shares of SWM’s common stock, par value $0.10 per share (“SWM Common Stock”) and in the case of the Merger Sub Board, SWM as sole stockholder of Merger Sub, and (c) in the case of the SWM Board, resolved to recommend that the holders of shares of SWM Common Stock approve the SWM Share Issuance upon the terms and subject to the conditions set forth in this Agreement (the “SWM Board Recommendation”);

WHEREAS, by virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of shares of Neenah Common Stock will receive shares of SWM Common Stock, as more particularly set forth in this Agreement;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354, 361, and 368 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1                The Merger. Upon the terms and subject to the conditions set forth in this Agreement, in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into Neenah and the separate corporate existence of Merger Sub will thereupon cease. Neenah shall be the Surviving Entity in the Merger, and, following the Merger, shall be a direct wholly-owned SWM Subsidiary and the separate corporate existence of Neenah with all of its rights, obligations, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL.

1.2                 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Atlanta time, by the exchange of documents by “portable document format” (pdf) or other electronic means, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver (subject to applicable Law) thereof), unless another date, time or place is agreed to in writing by the Parties. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3                Effective Time. As soon as practicable on the Closing Date, the Parties shall (a) cause to be executed, acknowledged and filed with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with Section 251 of the DGCL, and (b) make any other filings, recordings or publications required to be made by Neenah or Merger Sub under the applicable provisions of the DGCL. The Merger shall become effective upon the filing with the Secretary of State of the State of Delaware of the Certificate of Merger or at such later date and time as agreed to by the Parties and specified in the Certificate of Merger in accordance with the applicable provisions of the DGCL (such time hereinafter referred to as the “Effective Time”).

1.4                Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

1.5                Conversion of Neenah Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of any securities of the Parties:

(a)                Subject to Section 2.2(e) and Section 1.5(c), each share of Neenah Common Stock issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive 1.358 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of SWM Common Stock (such shares referred to herein as the “Merger Consideration”).

(b)                All of the shares of Neenah Common Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Neenah Common Stock) previously representing any such shares of Neenah Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of SWM Common Stock into which such shares of Neenah Common Stock have been converted pursuant to this Section 1.5, (ii) cash in lieu of any fractional share of SWM Common Stock into which the shares of Neenah Common Stock represented by such Old Certificate have been converted pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions (if any) which the holder thereof has the right to receive pursuant to Section 2.2(b), in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of SWM Common Stock or Neenah Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give SWM and the holders of Neenah Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Neenah or SWM to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)                Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Neenah Common Stock that are owned by Neenah or SWM or any wholly-owned Neenah Subsidiaries or SWM Subsidiaries (in each case other than shares of Neenah Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.

1.6                SWM Common Stock. At and after the Effective Time, without any action on the part of the Parties or the holders of any securities of the Parties, each share of SWM Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of SWM Common Stock and shall not be affected by the Merger.

1.7                Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of any securities of the Parties, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Entity, which shall constitute the only outstanding shares of capital stock of the Surviving Entity immediately following the Effective Time.

1.8                Treatment of Neenah Equity Awards.

(a)                At the Effective Time, each option to purchase shares of Neenah Common Stock (a “Neenah Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase (i) that number of shares of SWM Common Stock, rounded down to the nearest whole share (a “SWM Stock Option”), equal to the product of (A) the number of shares of Neenah Common Stock subject to such Neenah Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of SWM Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Neenah Common Stock of such Neenah Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and number of shares of SWM Common Stock shall be determined in a manner consistent with the requirements of Section 409A of the Code. Except as expressly provided in this Section 1.8(a), each such SWM Stock Option shall be subject to the same terms and conditions (including without limitation, the accelerated vesting and extended exercise term that applies in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah Stock Option agreement) or resignation for “Good Reason” (as defined in the applicable Neenah Stock Option agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah Stock Option agreement)) as applied to the corresponding Neenah Stock Option immediately prior to the Effective Time.

(b)                At the Effective Time, each of the stock appreciation rights with respect to shares of Neenah Common Stock (each, a “Neenah SAR”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a right to receive (i) stock appreciation rights with respect to that number of shares of SWM Common Stock, rounded down to the nearest whole share (each, a “SWM SAR”), equal to the product of (A) the number of shares of Neenah Common Stock subject to such Neenah SAR immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of SWM Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Neenah Common Stock of such Neenah SAR immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and number of shares of SWM Common Stock shall be determined in a manner consistent with the requirements of Section 409A of the Code. Except as expressly provided in this Section 1.8(b), each such SWM SAR shall be subject to the same terms and conditions (including without limitation, the accelerated vesting and extended exercise term that applies in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah SAR agreement) or resignation for “Good Reason” (as defined in the applicable Neenah SAR agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah SAR agreement)) as applied to the corresponding Neenah SAR immediately prior to the Effective Time.

(c)                At the Effective Time, each award in respect of shares of Neenah Common Stock subject to vesting, repurchase or other lapse restriction (a “Neenah Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock award in respect of that number of shares of SWM Common Stock, rounded down to the nearest whole share (a “SWM Restricted Stock Award”), equal to the product of (i) the number of shares of Neenah Common Stock subject to such Neenah Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 1.8(c), each such SWM Restricted Stock Award shall be subject to the same terms and conditions as applied to the corresponding Neenah Restricted Stock Award immediately prior to the Effective Time.

(d)                At the Effective Time, each deferred stock unit award to Neenah’s directors or employees in respect of shares of Neenah Common Stock (a “Neenah Deferred Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a deferred stock unit award in respect of that number of shares of SWM Common Stock, rounded down to the nearest whole share (a “SWM Deferred Award”), equal to the product of (i) the number of shares of Neenah Common Stock subject to such Neenah Deferred Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 1.8(d), each such SWM Deferred Award shall be subject to the same terms and conditions as applied to the corresponding Neenah Deferred Award immediately prior to the Effective Time.

(e)                At the Effective Time, each restricted stock unit award (excluding any performance share award) in respect of shares of Neenah Common Stock (a “Neenah RSU Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock unit award in respect of that number of shares of SWM Common Stock, rounded down to the nearest whole share (a “SWM RSU Award”), equal to the product of (i) the number of shares of Neenah Common Stock subject to such Neenah RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 1.8(e), each such SWM RSU Award shall be subject to the same terms and conditions (including without limitation, the accelerated vesting and payment terms that apply in connection with a termination of employment by the employer without “Cause” (as defined in the applicable Neenah RSU Award agreement) or resignation for “Good Reason” (as defined in the applicable Neenah RSU Award agreement), in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah RSU Award agreement)) as applied to the corresponding Neenah RSU Award immediately prior to the Effective Time.

(f)                At the Effective Time, each performance share award in respect of shares of Neenah Common Stock (a “Neenah PSU Award”) that is outstanding immediately prior to the Effective Time shall be converted into a SWM RSU Award in respect of that number of shares of SWM Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Neenah Common Stock subject to such Neenah PSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of this Section 1.8(f), the number of shares of Neenah Common Stock subject to a Neenah PSU Award with a performance period that is incomplete (or that is complete but for which performance is not determinable due to the unavailability of the required data for relative measures) as of the Effective Time shall be the “target” number of shares subject to such Neenah PSU Award (as set forth in the applicable Neenah PSU Award agreement). After the Effective Time, each such SWM RSU Award shall be scheduled to cliff vest, subject to the holder’s continued service with SWM or the SWM Subsidiaries, on the last day of the originally scheduled performance period, but subject to earlier payment and vesting in accordance with the applicable Neenah PSU Award agreement if the holder’s termination of employment by the employer without “Cause” (as defined in the Neenah Executive Severance Plan) or resignation for “Good Reason” (as defined in the Neenah Executive Severance Plan) occurs, in either event within two (2) years following the “Change in Control” (as defined in the applicable Neenah PSU Award agreement), and subject, in the case of death, “Retirement” (as defined in the applicable Neenah PSU Award agreement) or “Disability” (as defined in the applicable Neenah PSU Award agreement), to vesting as provided in the applicable Neenah PSU Award agreement and payment within thirty (30) days after the later of the vesting event or the Effective Time. Except as expressly provided in this Section 1.8(f), each such SWM RSU Award shall be subject to the same terms and conditions as applied to the corresponding Neenah PSU Award immediately prior to the Effective Time.

(g)                At or prior to the Effective Time, Neenah, the Neenah Board, and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.8. SWM shall take all corporate actions that are necessary for the assumption of the SWM Equity Awards pursuant to this Section 1.8.

1.9                 Certificate of Incorporation of Surviving Entity. At the Effective Time, Neenah Certificate will be amended and restated in its entirety, in the form attached as Exhibit B, and as so amended and restated, shall be the Certificate of Incorporation of the Surviving Entity until thereafter amended in accordance with its terms and applicable law.

1.10                Bylaws of Surviving Entity. The Parties shall take all necessary action so that, at the Effective Time, the Neenah Bylaws will be amended and restated in their entirety, in the form attached as Exhibit C, and as so amended and restated, shall be the Bylaws of the Surviving Entity until thereafter amended in accordance with its terms and applicable law.

1.11                Officers and Directors of the Surviving Entity. The Parties shall take all necessary action such that (a) the directors of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the only directors of the Surviving Entity, and (b) unless otherwise determined by SWM prior to the Effective Time, the officers of Neenah immediately prior to the Effective Time, from and after the Effective Time, shall be the only officers of the Surviving Entity, and shall, in each case, hold office in accordance with the applicable provisions of the DGCL and the Certificate of Incorporation and Bylaws of the Surviving Entity until his or her successor is elected and qualifies or until his or her earlier death, resignation or proper removal in accordance with applicable law.

1.12                Plan of Reorganization. This Agreement is adopted as a plan of reorganization for the purposes of Sections 354, 361, and 368 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE II

EXCHANGE OF SHARES

2.1                SWM to Make Consideration Available. At or prior to the Effective Time, SWM shall deposit, or shall cause to be deposited, with a bank or trust company designated by SWM and reasonably acceptable to Neenah (the “Exchange Agent”), for exchange in accordance with this ARTICLE II for the benefit of the holders of Old Certificates, certificates or, at SWM’s option, evidence in book-entry form, representing shares of SWM Common Stock to be issued pursuant to Section 1.5 (referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of SWM Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”). Shares of SWM Common Stock held in the Exchange Fund shall neither be entitled to vote nor be counted for quorum purposes until issued to the holder of shares represented by Old Certificates pursuant to Section 2.2.

2.2                Exchange of Shares.

(a)                As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, SWM shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Neenah Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive shares of SWM Common Stock pursuant to ARTICLE I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of SWM Common Stock, and any cash in lieu of fractional shares which the shares of Neenah Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of SWM Common Stock to which such holder of Neenah Common Stock shall have become entitled pursuant to the provisions of ARTICLE I, and (ii) an amount in cash representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this ARTICLE II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of SWM Common Stock into which the shares of Neenah Common Stock have been converted pursuant to ARTICLE I and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)                No dividends or other distributions declared with respect to shares of SWM Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this ARTICLE II. After the surrender of an Old Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions with a record date after the Effective Time, without any interest thereon, which theretofore had become payable with respect to the whole shares of SWM Common Stock that the shares of Neenah Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)                If any New Certificate representing shares of SWM Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of SWM Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)                After the Effective Time, there shall be no transfers on the stock transfer books of Neenah of the shares of Neenah Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of SWM Common Stock as provided in this ARTICLE II.

(e)                Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of SWM Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to shares of SWM Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of SWM. In lieu of the issuance of any such fractional share, SWM shall pay to each former holder of Neenah Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of shares of SWM Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day immediately preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Neenah Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of SWM Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The Parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)                Any portion of the Exchange Fund that remains unclaimed for twelve (12) months after the Effective Time shall be paid to SWM. Any former holders of Neenah Common Stock who have not theretofore complied with this ARTICLE II shall thereafter look only to SWM for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the shares of SWM Common Stock deliverable in respect of each former share of Neenah Common Stock such holder held as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Neenah, SWM, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Neenah Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)                The Parties and any other person that has any withholding obligation with respect to any payment made pursuant to this Agreement shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash to be paid pursuant to this ARTICLE II, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.

(h)                In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by SWM or the Exchange Agent, the posting by such person of a bond in such amount as SWM or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares and any dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NEENAH

Except (a) as disclosed in the disclosure schedule delivered by Neenah to SWM and Merger Sub concurrently herewith (the “Neenah Disclosure Schedules”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Neenah Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by Neenah that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this ARTICLE III shall be deemed to qualify (A) any other section of this ARTICLE III specifically referenced or cross-referenced, and (B) other sections of this ARTICLE III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Neenah Reports filed by Neenah since December 31, 2018, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Neenah hereby represents and warrants to SWM and Merger Sub as follows:

3.1                Corporate Organization.

(a)                Neenah is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Neenah has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Neenah is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Neenah. True and complete copies of the Restated Certificate of Incorporation of Neenah (the “Neenah Certificate”) and the Amended and Restated Bylaws of Neenah (the “Neenah Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Neenah to SWM and Merger Sub.

(b)                Except as would not reasonably be expected to have a Material Adverse Effect on Neenah, each Subsidiary of Neenah (a “Neenah Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Neenah Subsidiary to pay dividends or distributions except for restrictions imposed by applicable law or, in the case of non-wholly-owned Subsidiary joint ventures, joint venture agreements in effect as of the date of this Agreement. Section 3.1(b) of the Neenah Disclosure Schedules sets forth a true and complete list of all Neenah Subsidiaries as of the date hereof. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Neenah other than Neenah Subsidiaries.

3.2                 Capitalization.

(a)                As of 5:00 p.m. Eastern time on March 25, 2022 (the “Measurement Time”), the authorized capital stock of Neenah consists of 100,000,000 shares of Neenah Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Neenah Preferred Stock”). As of the Measurement

Time, there are (i) 16,787,594 shares of Neenah Common Stock issued and outstanding, including zero (0) shares of Neenah Common Stock granted in respect of outstanding Neenah Restricted Stock Awards; (ii) 2,044,902 shares of Neenah Common Stock held in treasury; (iii) 109,919 shares of Neenah Common Stock subject to outstanding Neenah RSU Awards; (iv) 216,233 shares (assuming satisfaction of performance goals at the target level) or 432,466 shares (assuming satisfaction of performance goals at the maximum level) of Neenah Common Stock reserved for issuance upon the settlement of outstanding Neenah PSU Awards; (v) no shares of Neenah Common Stock subject to outstanding Neenah Stock Options; (vi) 2,789 shares of Neenah Common Stock subject to outstanding Neenah SARs; (vii) no shares of Neenah Common Stock subject to outstanding Neenah Deferred Awards; and (viii) no other shares of capital stock or other voting securities or equity interests of Neenah issued, reserved for issuance or outstanding. As of the Measurement Time, there are no shares of Neenah Preferred Stock outstanding. All of the issued and outstanding shares of Neenah Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Neenah may vote. Other than Neenah Restricted Stock Awards, Neenah RSU Awards, Neenah PSU Awards, Neenah Stock Options, Neenah SARs and Neenah Deferred Awards (collectively, “Neenah Equity Awards”) issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments, or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Neenah, or Contracts by which Neenah may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Neenah, or that otherwise obligate Neenah to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than Neenah Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Neenah or any of Neenah Subsidiaries) are outstanding as of the date of this Agreement. No Neenah Subsidiary owns any capital stock of Neenah. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Neenah or any of Neenah Subsidiaries is a party with respect to the voting or transfer of Neenah Common Stock, capital stock or other voting or equity securities or ownership interests of Neenah or granting any stockholder or other person any registration rights.

(b)                Neenah owns, directly or indirectly, the numbers or percentages of issued and outstanding shares of capital stock or other equity ownership interests of each Neenah Subsidiary as set forth in Section 3.1(b) of the Neenah Disclosure Schedules, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments, or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Neenah Subsidiary, or Contracts by which any Neenah Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Neenah Subsidiary, or otherwise obligating any Neenah Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing.

3.3                 Authority; No Violation.

(a)                Assuming the accuracy of the representation and warranty in Section 4.28, Neenah has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Neenah Board. The Neenah Board has unanimously determined at a meeting at which all directors participated that the Merger, on the terms and conditions set forth in this

Agreement, is fair to, advisable and in the best interests of Neenah and its stockholders, has adopted, approved, and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to Neenah’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to effect the foregoing. Assuming the accuracy of the representation and warranty set forth in Section 4.28, the affirmative vote of two-thirds (2/3) of the outstanding shares of Neenah Common Stock entitled to vote on the adoption of this Agreement is the only vote of the holders of any of Neenah’s capital stock necessary in connection with the consummation of the Merger (the “Requisite Neenah Vote”), and no other corporate proceedings on the part of Neenah are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Neenah and (assuming due authorization, execution and delivery by SWM and Merger Sub and the accuracy of the representation and warranty set forth in Section 4.28) constitutes a valid and binding obligation of Neenah, enforceable against Neenah in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)                Neither the execution and delivery of this Agreement by Neenah nor the consummation by Neenah of the transactions contemplated hereby (including the Merger), nor compliance by Neenah with any of the terms or provisions hereof, will (i) violate any provision of the Neenah Organizational Documents or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained and assuming the accuracy of the representation and warranty in Section 4.28, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Neenah or any Neenah Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Neenah or any Neenah Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Neenah or any Neenah Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Neenah.

3.4                Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (“HSR Act”), the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any such consents, approvals, filings or registrations as may be required under any antitrust or competition laws of non-U.S. jurisdictions (collectively, “Competition Laws”), (c) the filing of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by SWM in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (d) the filing of the Certificate of Merger with the Secretary of State for the State of Delaware pursuant to the DGCL, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SWM Common Stock pursuant to this Agreement and the approval of the listing of such shares of SWM Common Stock on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality, including the NYSE (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Neenah of this Agreement or (ii) the consummation by Neenah of the Merger and the other transactions contemplated hereby.

3.5                 Reports. Neenah and each Neenah Subsidiary have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with (a) any federal or state regulatory authority, (b) the SEC, (c) any foreign regulatory authority, and (d) any self-regulatory organization, including the NYSE (clauses (a) – (d), collectively “Regulatory Agencies”), including any report, form, correspondence, registration, or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules, or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration, or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Neenah. No Regulatory Agency has initiated or has pending any Proceeding or, to the knowledge of Neenah, threatened in writing investigation into the business or operations of Neenah or any of the Neenah Subsidiaries since January 1, 2019, except where such Proceedings would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah. There (y) is no unresolved violation, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Neenah or any of the Neenah Subsidiaries, and (z) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Neenah or any of the Neenah Subsidiaries since January 1, 2019, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah.

3.6                Financial Statements.

(a)                The combined financial statements of Neenah and the Neenah Subsidiaries included (or incorporated by reference) in the Neenah Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Neenah and the Neenah Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity, and consolidated financial position of Neenah and the Neenah Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. To the extent any of the books and records of Neenah and the Neenah Subsidiaries are required to be maintained in accordance with GAAP, such books and records have been, since January 1, 2019, and are being, maintained in all material respects in accordance with GAAP. Since December 31, 2018, no independent public accounting firm of Neenah has resigned (or informed Neenah that it intends to resign) or been dismissed as independent public accountants of Neenah as a result of or in connection with any disagreements with Neenah on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(b)                Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah, neither Neenah nor any of the Neenah Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due), required by GAAP to be included in the consolidated balance sheet of Neenah or in the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Neenah included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (including any notes thereto) and for liabilities incurred in the Ordinary Course of Business since December 31, 2021, or in connection with this Agreement and the transactions contemplated hereby.

(c)                The records, systems, controls, data, and information of Neenah and the Neenah Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Neenah or the

Neenah Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Neenah. Neenah (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Neenah, including the Neenah Subsidiaries, is made known to the chief executive officer and the chief financial officer of Neenah by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Neenah’s outside auditors and the audit committee of Neenah Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Neenah’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Neenah’s internal controls over financial reporting. These disclosures were made in writing by management to Neenah’s auditors and audit committee. There is no reason to believe that Neenah’s chief executive officer and chief financial officer and, to the knowledge of Neenah, as of the date hereof, Neenah’s outside auditors, will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)                Since January 1, 2019, (i) neither Neenah nor any of the Neenah Subsidiaries, nor, to the knowledge of Neenah, any director, officer, auditor, accountant, or Representative of Neenah or any of the Neenah Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Neenah, oral, regarding the accounting or auditing practices, procedures, methodologies, or methods (including with respect to reserves, write-downs, charge-offs, and accruals) of Neenah or any of the Neenah Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Neenah or any Neenah Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Neenah or any Neenah Subsidiary, whether or not employed by Neenah or any Neenah Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Neenah or any Neenah Subsidiary or any of their respective officers, directors, employees or agents to the Neenah Board or any committee thereof or the board of directors or similar governing body of any Neenah Subsidiary or any committee thereof, or to the knowledge of Neenah, to any director or officer of Neenah or any Neenah Subsidiary, in each case of the foregoing clauses (i) and (ii), except as would not reasonably be expected to be, either individually or in the aggregate, materially adverse to Neenah and the Neenah Subsidiaries taken as a whole.

3.7                 Broker’s Fees. Except as set forth on Section 3.7 of the Neenah Disclosure Schedules, neither Neenah nor any Neenah Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8                Absence of Certain Changes or Events.

(a)                Since December 31, 2021, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah.

(b)                Since December 31, 2021, Neenah and the Neenah Subsidiaries have carried on their respective businesses in all material respects in the Ordinary Course of Business.

3.9                Legal and Regulatory Proceedings.

(a)                Except as set forth on Section 3.9(a) of the Neenah Disclosure Schedules and as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Neenah, neither Neenah nor any Neenah Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Neenah, threatened, legal, administrative, arbitral, or other Proceedings or governmental or regulatory investigations of any nature against Neenah or any of the Neenah Subsidiaries or any of their current or former directors or executive officers (in their capacity as such) or, as of the date of this Agreement, challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)                There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Neenah, any of the Neenah Subsidiaries, or the assets of Neenah or any of the Neenah Subsidiaries (or that, upon consummation of the Merger, would apply to SWM or any of its affiliates).

3.10                Taxes and Tax Returns.

(a)                Except as set forth in Section 3.10(a) of the Neenah Disclosure Schedules or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Neenah:

(i)                each of Neenah and the Neenah Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete;

(ii)                neither Neenah nor any of the Neenah Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the Ordinary Course of Business) nor has granted in writing any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii)                all Taxes of Neenah and the Neenah Subsidiaries (whether or not shown on any Tax Returns) that are due (other than any Taxes being contested in good faith) have been fully and timely paid (taking into account all applicable extensions);

(iv)                each of Neenah and the Neenah Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)                neither Neenah nor any of the Neenah Subsidiaries has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, claims, audits, examinations or other Proceedings regarding any Tax of Neenah and the Neenah Subsidiaries or the assets of Neenah and the Neenah Subsidiaries;

(vi)                no written claim has been made by any Governmental Entity in a jurisdiction where Neenah or any of the Neenah Subsidiaries does not file a Tax Return that such entity is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction; and

(vii)                neither Neenah nor any of the Neenah Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement exclusively between or among Neenah and the Neenah Subsidiaries or (B) commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which is not Taxes).

(b)                Neither Neenah nor any of the Neenah Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Neenah or a Neenah Subsidiary), or (ii) has any liability for the Taxes of any person (other than Neenah or any of the Neenah Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract.

(c)                Neither Neenah nor any the Neenah Subsidiaries has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)                Neither Neenah nor any of the Neenah Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)                At no time during the past five (5) years has Neenah been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f)                There are no Liens for Taxes on any of the assets of Neenah or of any of the Neenah Subsidiaries, except Liens for Taxes which are not yet due and payable or being contested in good faith.

3.11                 Employees.

(a)                Each Neenah Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code. For purposes of this Agreement, the term “Neenah Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all material equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment or other benefit plans, programs, Contracts, policies, or arrangements with respect to which Neenah or any Neenah Subsidiary or any trade or business of Neenah or any of the Neenah Subsidiaries, whether or not incorporated, all of which together with Neenah would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Neenah ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Neenah or any of the Neenah Subsidiaries or any Neenah ERISA Affiliate for the benefit of any current or former employee, officer, director, or independent contractor of Neenah or any of the Neenah Subsidiaries or any Neenah ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(b)                The Internal Revenue Service (“IRS”) has issued a favorable determination letter with respect to each Neenah Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Neenah Qualified Plans”) and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Neenah, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Neenah Qualified Plan or the related trust.

(c)                No Neenah Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430, or 4971 of the Code, and none of Neenah and the Neenah Subsidiaries nor any Neenah ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any such plan.

(d)                None of Neenah and the Neenah Subsidiaries nor any Neenah ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan, and none of Neenah and the Neenah Subsidiaries nor any Neenah ERISA Affiliate has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan.

(e)                No Neenah Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former, or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(f)                Except as would not reasonably be expected to be material to Neenah and the Neenah Subsidiaries, taken as a whole, all contributions required to be made to any Neenah Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Neenah Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Neenah.

(g)                There are no pending or, to the knowledge of Neenah, threatened Proceedings (other than claims for benefits in the Ordinary Course of Business), which have been asserted or instituted, and, to the knowledge of Neenah, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against Neenah Benefit Plans, any fiduciaries thereof with respect to their duties to Neenah Benefit Plans or the assets of any of the trusts under any of Neenah Benefit Plans that would reasonably be expected to result in any material liability of Neenah or any of Neenah Subsidiaries to the U.S. Pension Benefit Guaranty Corporation, the IRS, the U.S. Department of Labor, any Multiemployer Plan, any participant in a Neenah Benefit Plan, or any other party.

(h)                None of Neenah and the Neenah Subsidiaries nor any Neenah ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to subject any of Neenah Benefit Plans or their related trusts, Neenah, any of the Neenah Subsidiaries, any Neenah ERISA Affiliate, or any person that Neenah or any of the Neenah Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(i)                Except as set forth on Section 3.11(i) of the Neenah Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right, or other benefit to any employee, officer, director, or other service provider of Neenah or any of the Neenah Subsidiaries, or result in any limitation on the right of Neenah or any of the Neenah Subsidiaries to amend, merge, terminate, or receive a reversion of assets from any Neenah Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Neenah or any of the Neenah Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)                The transactions contemplated by this Agreement will not cause or require Neenah or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(k)                No Neenah Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)                Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Neenah, each Neenah Benefit Plan that is mandated by applicable law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(m)                Neenah is in material compliance with all applicable laws respecting employees and service providers, including with respect to employment standards, occupational health and safety, human rights, labor relations, and workers’ compensation.

(n)                Except as set forth on Section 3.11(n) of the Neenah Disclosure Schedules, there are no pending or, to Neenah’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Neenah or any of the Neenah Subsidiaries, or any strikes or other material labor disputes against Neenah or any of the Neenah Subsidiaries. Neither Neenah nor any of the Neenah Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules, or practices agreed to with any labor organization or employee association applicable to employees of Neenah or any of the Neenah Subsidiaries and, to the knowledge of Neenah, there are no, and during the past three (3) years have not been any, organizing efforts or, to Neenah’s knowledge, threatened organizing efforts, by any union or other group seeking to represent any employees of Neenah or any of the Neenah Subsidiaries. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Neenah, Neenah and each of the Neenah Subsidiaries is, and have been at all times since December 31, 2018, in compliance with all applicable laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration, and occupational safety and health requirements.

3.12                SEC Reports. Neenah has previously made available to SWM and Merger Sub an accurate and complete copy of each (a) prospectus, report, schedule and proxy statement and any other form, statement, or document filed with or furnished to the SEC since December 31, 2018 by Neenah pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Neenah Reports”), and (b) communication mailed by Neenah to its stockholders since December 31, 2018, and no such Neenah Report or communication, as of the date thereof (and, in the case of proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2018, as of their respective dates, all Neenah Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Neenah has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of Neenah Reports.

3.13                 Compliance with Applicable Law.

(a)                Neenah and each of the Neenah Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, registrations, franchises, certificates, variances, permits, charters, and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights, and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter, or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Neenah, and to the knowledge of Neenah, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter, or authorization is threatened.

(b)                Neenah and each Neenah Subsidiary has complied in all material respects with and are not in material default or violation under any applicable Laws.

(c)                Without limitation, except as would not reasonably be expected to be material to Neenah and the Neenah Subsidiaries, taken as a whole, none of Neenah or any of the Neenah Subsidiaries, or to the knowledge of Neenah, any director, officer, employee, agent, or other person acting on behalf of Neenah or any of the Neenah Subsidiaries has, directly or indirectly, (i) used any funds of Neenah or any of the Neenah Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment, or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Neenah or any of Neenah Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar anticorruption law, (iv) established or maintained any unlawful fund of monies or other assets of Neenah or any of the Neenah Subsidiaries, (v) made any fraudulent entry on the books or records of Neenah or any of the Neenah Subsidiaries, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback, or other unlawful payment to any person, private or public, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business, to obtain special concessions for Neenah or any of the Neenah Subsidiaries, to pay for favorable treatment for business secured, or to pay for special concessions already obtained for Neenah or any of the Neenah Subsidiaries, or (vii) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control (“OFAC”).

(d)                Neenah maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law (“Personal Data”) against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Neenah, Neenah has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Neenah. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Neenah.

3.14                Certain Contracts.

(a)                Except as set forth in Section 3.14(a) of the Neenah Disclosure Schedules, as of the date hereof, neither Neenah nor any of Neenah Subsidiaries is a party to or bound by any Contract, but excluding any Neenah Benefit Plan:

(i)                that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                that contains a non-compete that materially restricts the conduct of any line of business by Neenah or any of its affiliates or upon consummation of the Merger will materially restrict the ability of SWM or any of its affiliates to engage in any line of business or in any geographic region;

(iii)                that is material and obligates Neenah or any of the Neenah Subsidiaries, or will obligate SWM, to conduct business with any third party on a preferential or exclusive basis or contains “most favored nation” or similar provisions, or that contains minimum use or supply requirements that are material in any respect to Neenah, the Neenah Subsidiaries, and any affiliates (including SWM or its affiliates after the Effective Time);

(iv)                that is an indenture, credit agreement, loan agreement, security agreement, guarantee (other than performance guarantees), note, mortgage, or other agreement or commitment (other than any purchase money security interest) that provides for or relates to any indebtedness of Neenah or any of the Neenah Subsidiaries, including any sale and leaseback transactions and other similar financing arrangements (but excluding capitalized leases), in each case with respect to a principal amount of $5,000,000 or more;

(v)                pursuant to which Neenah or any of the Neenah Subsidiaries receives from any third party a license or similar right to any Intellectual Property that is material to Neenah, other than licenses with respect to software that is generally commercially available;

(vi)                that is a settlement, consent, or similar agreement and contains any material continuing obligations of Neenah or any of the Neenah Subsidiaries;

(vii)                that relates to a material joint venture, partnership or similar relationship (other than any such agreement solely between or among Neenah and its wholly-owned Neenah Subsidiaries);

(viii)                that is an acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by Neenah or any Neenah Subsidiary of future payments in excess of $2,000,000;

(ix)                that is a Contract (or form thereof and a list of the parties thereto) between Neenah or any Neenah Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly-owned Neenah Subsidiary) of Neenah or any Neenah Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;

(x)                that includes a material indemnification obligation of Neenah or any of the Neenah Subsidiaries which was granted outside of the Ordinary Course of Business;

(xi)                that contains a put, call or similar right pursuant to which Neenah or any Neenah Subsidiary could be required to sell, as applicable, any equity interests of any person or material amount of assets; or

(xii)                that provides any current employees, officers or directors of Neenah or any Neenah Subsidiary with annual base compensation in excess of $250,000 (and pursuant to which such employee would be entitled to severance compensation in excess of 50% of such individual’s annual base compensation), other than Contracts that are terminable without penalty or notice or employment Contracts entered into on standard forms provided by foreign Governmental Entities.

Each Contract of the type described in this Section 3.14(a), whether or not set forth in the Neenah Disclosure Schedules, is referred to herein as a “Neenah Material Contract.”

(b)                (i) Each Neenah Material Contract is valid and binding on Neenah or one of the Neenah Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Neenah, (ii) Neenah and each of the Neenah Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Neenah Material Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Neenah, (iii) to the knowledge of Neenah, each third-party counterparty to each Neenah Material Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Neenah Material Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Neenah, (iv) neither Neenah nor any of the Neenah Subsidiaries has knowledge of, or has received notice of, any violation of any Neenah Material Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material breach or default on the part of Neenah or any of the Neenah Subsidiaries, or to the knowledge of Neenah, any other party thereto, of or under any such Neenah Material Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Neenah.

3.15                Environmental Matters.

(a)                Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah, Neenah and the Neenah Subsidiaries are in compliance, and have complied, with all Environmental Laws, and possess all permits, licenses and other authorizations required under applicable Environmental Laws and are in compliance with the terms thereof.

(b)                Neenah and the Neenah Subsidiaries are not the subject of any outstanding orders, judgment, injunction, award, decree, or writ adopted or imposed by, including any consent decree, settlement agreement or other similar written agreement with, any Governmental Entity under Environmental Laws which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Neenah, and there are no civil, criminal, or administrative actions or other Proceedings, pending or, to the knowledge of Neenah, threatened against Neenah or any of Neenah Subsidiaries, in each case under Environmental Law, which, if determined adversely to Neenah or any of the Neenah Subsidiaries, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Neenah.

(c)                Neenah and the Neenah Subsidiaries have not released or disposed of any Hazardous Substances in violation of any Environmental Law and in a manner or condition that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Neenah.

3.16                Real Property

(a)                Neenah or a Neenah Subsidiary (i) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Neenah Reports as being owned by Neenah or a Neenah Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course of Business) (the “Neenah Owned Properties”), free and clear of all material Liens, and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Neenah Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with Neenah Owned Properties, the “Neenah Real Property”), free and clear of all material Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Neenah, the lessor. There are no pending or, to the knowledge of Neenah, threatened condemnation Proceedings against Neenah Real Property. Other than Neenah Owned Properties, neither Neenah nor any of the Neenah Subsidiaries own any real property.

(b)                Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah, Neenah and the Neenah Subsidiaries, as applicable, have (i) such consents, easements, rights-of-ways, permits, and licenses from each person (collectively, “Rights-of-Way”) that are sufficient to conducts its business in substantially the same manner as currently conducted and subject to the limitations, qualifications, reservations, and encumbrances contained, in any of such report filed prior to the date hereof, and (ii) fulfilled and performed all their respective material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way.

3.17                 Intellectual Property. Neenah and each of the Neenah Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as set forth in Section 3.17 of the Neenah Disclosure Schedules or as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Neenah: (a) (i) to the knowledge of Neenah, the use of any Intellectual Property by Neenah and the Neenah Subsidiaries does not infringe, misappropriate, or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Neenah or any Neenah Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Neenah that Neenah or any of the Neenah Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of Neenah, no person is challenging, infringing on, or otherwise violating any right of Neenah or any of the Neenah Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Neenah or the Neenah Subsidiaries, and (c) neither Neenah nor any Neenah Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Neenah or any Neenah Subsidiary, and Neenah and the Neenah Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation, or unenforceability of all Intellectual Property owned or licensed, respectively, by Neenah and the Neenah Subsidiaries.

3.18                Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Neenah or any of Neenah Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Neenah or any of Neenah Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Neenah Common Stock (or any of such person’s immediate family members or affiliates) (other than Neenah Subsidiaries) on the other hand, of the type required to be reported in any Neenah Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein. None of Neenah or Neenah Subsidiaries or their respective affiliates beneficially owns (as defined in Section 203 of the DGCL) any shares of SWM Common Stock.

3.19                State Takeover Laws. The Neenah Board has approved this Agreement and the transactions contemplated hereby and, assuming the accuracy of the representation and warranty in Section 4.28, has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the restrictions on business combinations of any applicable takeover laws of any state (including Section 203 of the DGCL), including any “moratorium,” “control share,” “fair price,” “takeover,” or “interested stockholder” law or any similar provisions of the Neenah Certificate or the Neenah Bylaws (collectively, with any similar provisions of the SWM Certificate or SWM Bylaws “Takeover Statutes”). In accordance with Section 262 of the DGCL, no appraisal rights will be available to the holders of Neenah Common Stock in connection with the Merger.

3.20                 Reorganization. Neenah has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21                 Opinion. Prior to the execution of this Agreement, the Neenah Board has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Perella Weinberg Partners, to the effect that, as of the date of such opinion and based upon and subject to the assumptions and limitations set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Neenah Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.22                Neenah Information. The information relating to Neenah and the Neenah Subsidiaries or that is provided by Neenah or the Neenah Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and S-4 or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement and S-4 (except for such portions thereof that relate only to SWM or any of the SWM Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Joint Proxy Statement and S-4 (except for such portions thereof that relate only to SWM or any of the SWM Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.23                 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Neenah, (a) Neenah and the Neenah Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Neenah reasonably has determined to be prudent and consistent with industry practice, and Neenah and the Neenah Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Neenah and the Neenah Subsidiaries, Neenah or the relevant Neenah Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion,

(d) there is no claim for coverage by Neenah or any of the Neenah Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied, or disputed by the underwriters of such insurance policy, and (e) neither Neenah nor any of the Neenah Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.24                Data Protection.

(a)                Except as would not reasonably be likely to result in a Material Adverse Effect on Neenah, Neenah and the Neenah Subsidiaries are in compliance with all of its and their privacy policies, all applicable laws relating to the privacy and security of Personal Data and all Contracts to the extent such Contracts relate to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, and use of Personal Data (collectively, “Data Protection Requirements”) and all anti-spam laws. Neenah and the Neenah Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, designed to ensure the confidentiality, privacy and security of Personal Data and compliance with anti-spam laws.

(b)                Since January 1, 2019, to the knowledge of Neenah, no third party has gained unauthorized access to or misused any Personal Data or any computers, software servers, networks or other information technology assets (“IT Assets”) used in the operation of the business of Neenah or any of the Neenah Subsidiaries, in each case in a manner that has resulted or is reasonably likely to result in either (i) liability, cost or disruption to the business of Neenah and the Neenah Subsidiaries that would result in, either individually or in the aggregate, a Material Adverse Effect on Neenah, or (ii) a duty to notify any person except as would not be reasonably likely to, either individually or in the aggregate, result in a Material Adverse Effect on Neenah. Neenah and the Neenah Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices and Data Protection Requirements, designed to protect their products, services, and IT Assets from unauthorized access and reasonably free from any disabling codes or instructions, spyware, trojan horses, worms, viruses, or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of software, data, or other materials (“Malicious Code”). Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Neenah, the IT Assets used by Neenah or any of the Neenah Subsidiaries are (x) free from Malicious Code and (y) have not, since January 1, 2019, experienced any material failure or malfunction.

3.25                 Warranties; Products. Since January 1, 2019, there have been no product liability claims or recalls that would result in a material liability of Neenah and the Neenah Subsidiaries. No product designed, manufactured, assembled, marketed, repaired, sold, leased, delivered, installed, or otherwise distributed by Neenah or any of the Neenah Subsidiaries has deviated from Neenah’s or such Neenah Subsidiary’s applicable written standard warranty terms and conditions in a manner that materially increased the obligations of Neenah or such Neenah Subsidiary with respect thereto.

3.26                Stock Ownership. Neenah is not an “interested stockholder” (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” (as such term is defined in the SWM Certificate), in each case, of SWM.

3.27                No Other Representations or Warranties.

(a)                Except for the representations and warranties made by Neenah in this ARTICLE III, neither Neenah nor any other person makes any express or implied representation or warranty with respect to Neenah, the Neenah Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), or prospects, and Neenah hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Neenah nor any other person makes or has made any representation or warranty to SWM or Merger Sub or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Neenah, any Neenah Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Neenah in this ARTICLE III, any oral or written information presented to SWM or Merger Sub or any of their respective affiliates or Representatives in the course of their due diligence investigation of Neenah, the negotiation of this Agreement or in the course of the transactions contemplated hereby (including as to the accuracy and completeness thereof).

(b)                The Neenah acknowledges and agrees that neither SWM or Merger Sub nor any other person has made or is making, and Neenah is not relying upon, any express or implied representation or warranty (including as to the accuracy or completeness of any information provided to Neenah) other than those contained in ARTICLE IV and ARTICLE V.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SWM

Except (a) as disclosed in the disclosure schedule delivered by SWM to Neenah concurrently herewith (the “SWM Disclosure Schedules”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the SWM Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by SWM that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this ARTICLE IV shall be deemed to qualify (1) any other section of this ARTICLE IV specifically referenced or cross-referenced and (2) other sections of this ARTICLE IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any SWM Reports filed by SWM since December 31, 2018, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), SWM hereby represents and warrants to Neenah as follows:

4.1                Corporate Organization.

(a)                SWM is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. SWM has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. SWM is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SWM. True and complete copies of the Certificate of Incorporation of SWM (the “SWM Certificate”) and Bylaws of SWM (the “SWM Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by SWM to Neenah.

(b)                Except as would not reasonably be expected to have a Material Adverse Effect on SWM, each Subsidiary of SWM (a “SWM Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local, or foreign) where its ownership, leasing, or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease, or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any SWM Subsidiary to pay dividends or distributions except for restrictions imposed by applicable law or, in the case of non-wholly-owned Subsidiary joint ventures, joint venture agreements in effect as of the date of this Agreement. Section 4.1(b) of the SWM Disclosure Schedules sets forth a true and complete list of all SWM Subsidiaries as of the date hereof. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of SWM other than the SWM Subsidiaries.

4.2                 Capitalization.

(a)                As of the Measurement Time, SWM is authorized to issue 100,000,000 shares of SWM Common Stock and 10,000,000 shares of preferred stock, par value $0.10 (the “SWM Preferred Stock”). As of the Measurement Time, there are (i) 31,709,132 shares of SWM Common Stock issued and outstanding (which includes 456,922 shares of SWM Common Stock issued pursuant to SWM Restricted Stock Awards); (ii) no shares of SWM Preferred Stock issued and outstanding; (iii) 324,337 shares of SWM Common Stock reserved for issuance upon the settlement of outstanding SWM performance share awards (“SWM PSU Awards”), assuming satisfaction of performance at target level; and (iv) 57,000 shares of SWM Common Stock reserved for issuance upon the settlement of deferred stock units held by members of the SWM Board. All of the issued and outstanding SWM Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes, or other indebtedness that have the right to vote on any matters on which stockholders of SWM may vote. Other than SWM Stock Options, SWM Restricted Stock Awards, SWM RSU Awards and SWM PSU Awards (collectively, “SWM Equity Awards”) issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments, or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in SWM, or Contracts by which SWM may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in SWM or that otherwise obligate SWM to issue, transfer, sell, purchase, redeem, or otherwise acquire, any of the foregoing. Other than SWM Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of SWM or any of the SWM Subsidiaries) are outstanding as of the date of this Agreement. No SWM Subsidiary owns any capital stock of SWM. There are no voting trusts, stockholder agreements, proxies, or other agreements in effect to which SWM or any of the SWM Subsidiaries is a party with respect to the voting or transfer of SWM Common Stock, capital stock, or other voting or equity securities or ownership interests of SWM or granting any stockholder or other person any registration rights.

(b)                SWM owns, directly or indirectly, the numbers or percentages of issued and outstanding shares of capital stock or other equity ownership interests of each of the SWM Subsidiaries as set forth in Section 4.1(b) of the SWM Disclosure Schedules, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments, or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any SWM Subsidiary, or Contracts by which any SWM Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such SWM Subsidiary, or otherwise obligating any SWM Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing.

4.3                Authority; No Violation.

(a)                Assuming the accuracy of the representation and warranty in Section 3.26 and that no stockholder of Neenah is an “interested stockholder” of SWM (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” of SWM (as such term is defined in the SWM Certificate), SWM has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the SWM Board. The SWM Board has unanimously determined, at a meeting in which all SWM directors participated, that the Merger, on the terms and conditions set forth in this Agreement, is fair to, advisable, and in the best interests of SWM and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that the issuance of the SWM Common Stock constituting the Merger Consideration (the “SWM Share Issuance”) be submitted to SWM’s stockholders for approval at the SWM Meeting and has adopted a resolution to effect the foregoing. Assuming the accuracy of the representation and warranty in Section 3.26 and that no stockholder of Neenah is an “interested stockholder” of SWM (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” of SWM (as such term is defined in the SWM Certificate), the affirmative vote of a majority of shares present in person or represented by proxy at the SWM Meeting and entitled to vote on the SWM Share Issuance is the only vote of the holders of any of SWM’s outstanding securities necessary in connection with the consummation of the Merger (the “Requisite SWM Vote”), and no other corporate proceedings on the part of SWM are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SWM and assuming due authorization, execution and delivery by Neenah and Merger Sub and the accuracy of the representation and warranty in Section 3.26 and that no stockholder of Neenah is an “interested stockholder” of SWM (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” of SWM (as such term is defined in the SWM Certificate) constitutes a valid and binding obligation of SWM, enforceable against SWM in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). Assuming the accuracy of the representation and warranty in Section 3.26 and that no stockholder of Neenah is an “interested stockholder” of SWM (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” of SWM (as such term is defined in the SWM Certificate), the SWM Common Stock to be issued in the Merger has been validly authorized (subject to the receipt of the Requisite SWM Vote), and when issued, such SWM Common Stock will be validly issued, fully paid and nonassessable, and no current or past stockholder of SWM will have any preemptive right or similar rights in respect thereof.

(b)                Neither the execution and delivery of this Agreement by SWM, nor the consummation by SWM of the transactions contemplated hereby (including the Merger), nor compliance by SWM with any of the terms or provisions hereof, will (i) assuming the accuracy of the representation and warranty in Section 3.26 and that no stockholder of Neenah is an “interested stockholder” of SWM (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” of SWM (as such term is defined in the SWM Certificate), violate any provision of the SWM Certificate or the SWM Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any SWM Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained and assuming the accuracy of the representation and warranty in Section 3.26 and that no stockholder of Neenah is an “interested stockholder” of SWM (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” of SWM (as such term is defined in the SWM Certificate), (x), violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree, or injunction applicable to SWM or any of the SWM Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SWM or any of the SWM Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which SWM or any of the SWM Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause

(ii) above) for such violations, conflicts, breaches, or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SWM.

4.4                Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, under the HSR Act and any other consents, approvals, filings or registrations as may be required under any Competition Laws, (c) the filing of the Joint Proxy Statement and S-4 and the declaration of effectiveness of the S-4, (d) the filing of the Certificate of Merger and an annual report with respect to Merger Sub with the Secretary of State for the State of Delaware pursuant to the DGCL, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SWM Common Stock pursuant to this Agreement and the approval of the listing of such shares of SWM Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (y) the execution and delivery by SWM of this Agreement, or (z) the consummation by Merger Sub of the Merger and the other transactions contemplated hereby.

4.5                 Reports. SWM and each of the SWM Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules, or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SWM. No Regulatory Agency has initiated or has pending any Proceeding or, to the knowledge of SWM, threatened in writing investigation into the business or operations of SWM or any of the SWM Subsidiaries since January 1, 2019, except where such Proceedings would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM. There (a) is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of SWM or any of the SWM Subsidiaries and (b) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of SWM or any of the SWM Subsidiaries since January 1, 2019, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM.

4.6                Financial Statements.

(a)                The combined financial statements of SWM and the SWM Subsidiaries included (or incorporated by reference) in the SWM Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SWM and the SWM Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SWM and the SWM Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. To the extent any of the books and records of SWM and the SWM Subsidiaries are required to be maintained in accordance with GAAP, such books and records have been, since January 1, 2019, and are being, maintained in all material respects in accordance with GAAP. Since December 31, 2018, no independent public accounting firm of SWM has resigned (or informed SWM that it intends to resign) or been dismissed as independent public accountants of SWM as a result of or in connection with any disagreements with SWM on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)                Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM, neither SWM nor any of the SWM Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), required by GAAP to be included in the consolidated balance sheet of SWM or in the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SWM included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (including any notes thereto) and for liabilities incurred in the Ordinary Course of Business since December 31, 2021, or in connection with this Agreement and the transactions contemplated hereby.

(c)                The records, systems, controls, data, and information of SWM and the SWM Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of SWM and the SWM Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on SWM. SWM (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to SWM, including the SWM Subsidiaries, is made known to the chief executive officer and the chief financial officer of SWM by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to SWM’s outside auditors and the audit committee of the SWM Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect SWM’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in SWM’s internal controls over financial reporting. These disclosures were made in writing by management to SWM’s auditors and audit committee. There is no reason to believe that SWM’s chief executive officer and chief financial officer and, to the knowledge of SWM, as of the date hereof, SWM’s outside auditors, will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)                Since January 1, 2019, (i) neither SWM or the SWM Subsidiaries, nor, to the knowledge of SWM, any director, officer, auditor, accountant, or Representative of SWM or any SWM Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or, to the knowledge of SWM oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of SWM or any SWM Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that SWM or any SWM Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing SWM or any SWM Subsidiary, whether or not employed by SWM or any SWM Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by SWM or any SWM Subsidiary or any of their respective officers, directors, employees or agents to SWM Board or any committee thereof or the board of directors or similar governing body of any SWM Subsidiary or any committee thereof, or to the knowledge of SWM, to any director or officer of SWM or any SWM Subsidiary, in each case of the foregoing clauses (i) and (ii), except as would not reasonably be expected to be, either individually or in the aggregate, materially adverse to SWM and the SWM Subsidiaries, taken as a whole.

4.7                 Financing. SWM has delivered to Neenah true and complete fully executed copies of the Commitment Letter, pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than SWM) have severally agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect as of the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of SWM and, to the knowledge of SWM, the other parties thereto, subject to applicable Enforceability Exceptions. As of the date hereof and to the knowledge of SWM, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of SWM under any term, or a failure of any condition, of the Commitment Letter to provide the Financing. Assuming the satisfaction of the conditions set forth in ARTICLE VIII, SWM does not have any reasonable basis to believe that it will be unable to satisfy on a timely basis any term or condition of the Commitment Letter to provide the Financing required to be satisfied by it. There are no Contracts (other than customary fee letters, engagement letters and confidentiality letters, copies of which have been delivered to Neenah) relating to the commitments to provide the Financing to consummate the Merger. There are no conditions precedent or contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter and assuming the satisfaction of the conditions set forth in ARTICLE VIII, the net proceeds contemplated from the Financing, together with the cash and cash equivalents of SWM will be sufficient for the satisfaction of SWM’s obligations under this Agreement.

4.8                 Solvency. Assuming (a) the satisfaction of the conditions to SWM’s obligations to consummate the Merger and (b) the accuracy in all material respects of the representations and warranties set forth in ARTICLE III of this Agreement and, after giving effect to the transactions contemplated by this Agreement, any repayment or refinancing of debt required by the transactions contemplated in this Agreement and the payment of all related fees and expenses, SWM on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.

4.9                 Broker’s Fees. Except as set forth on Section 4.9 of the SWM Disclosure Schedules, neither SWM nor any SWM Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.10                Absence of Certain Changes or Events.

(a)                Since December 31, 2021, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM.

(b)                Except as set forth in Section 4.10(b) of the SWM Disclosure Schedules, since December 31, 2021, SWM and the SWM Subsidiaries have carried on their respective businesses in all material respects in the Ordinary Course of Business.

4.11                Legal and Regulatory Proceedings.

(a)                Except as set forth in Section 4.11(a) of the SWM Disclosure Schedules and as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SWM, neither SWM nor any of the SWM Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of SWM, threatened, legal, administrative, arbitral or other Proceedings or governmental or regulatory investigations of any nature against SWM or any of the SWM Subsidiaries or any of their current or former directors or executive officers (in their capacity as such) or, as of the date of this Agreement, challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)                There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon SWM, any of the SWM Subsidiaries or the assets of SWM or any of the SWM Subsidiaries (or that, upon consummation of the Merger, would apply to SWM or any of its affiliates).

4.12                Taxes and Tax Returns.

(a)                Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SWM:

(i)                each of SWM and the SWM Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete;

(ii)                neither SWM nor any of the SWM Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the Ordinary Course of Business) nor has granted in writing any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii)                all Taxes of SWM and the SWM Subsidiaries (whether or not shown on any Tax Returns) that are due (other than Taxes being contested in good faith) have been fully and timely paid (taking into account all applicable extensions);

(iv)                each of SWM and the SWM Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)                neither SWM nor any of the SWM Subsidiaries has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, claims, audits, examinations or other Proceedings regarding any Tax of SWM and the SWM Subsidiaries or the assets of SWM and the SWM Subsidiaries;

(vi)                no written claim has been made by any Governmental Entity in a jurisdiction where SWM or any of the SWM Subsidiaries does not file a Tax Return that such entity is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction; and

(vii)                neither SWM nor any of the SWM Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement exclusively between or among SWM and the SWM Subsidiaries or (B) commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which is not Taxes).

(b)                Neither SWM nor any of the SWM Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was SWM or a SWM Subsidiary), or (ii) has any liability for the Taxes of any person (other than SWM or any of the SWM Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract.

(c)                Neither SWM nor any of the SWM Subsidiaries has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)                Neither SWM nor any of the SWM Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)                At no time during the past five (5) years has SWM been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f)                There are no Liens for Taxes on any of the assets of the SWM or any of the SWM Subsidiaries, except Liens for Taxes which are not yet due and payable or being contested in good faith.

4.13                 Employees.

(a)                Each SWM Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “SWM Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all material equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment or other benefit plans, programs, Contracts, policies or arrangements with respect to which SWM or any SWM Subsidiary or any trade or business of SWM or any of the SWM Subsidiaries, whether or not incorporated, all of which together with SWM would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “SWM ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by SWM or any of the SWM Subsidiaries or any SWM ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of SWM or any of the SWM Subsidiaries or any SWM ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

(b)                The IRS has issued a favorable determination letter with respect to each SWM Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “SWM Qualified Plans”) and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of SWM, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any SWM Qualified Plan or the related trust.

(c)                No SWM Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, and none of SWM and the SWM Subsidiaries nor any SWM ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any such plan.

(d)                None of SWM and the SWM Subsidiaries nor any SWM ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan, and none of SWM and the SWM Subsidiaries nor any SWM ERISA Affiliate has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan.

(e)                Except as set forth on Section 4.13(e) of the SWM Disclosure Schedules, no SWM Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(f)                Except as would not reasonably be expected to be material to SWM and the SWM Subsidiaries, taken as a whole, all contributions required to be made to any SWM Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any SWM Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of SWM.

(g)                There are no pending or, to the knowledge of SWM, threatened Proceedings (other than claims for benefits in the Ordinary Course of Business) which have been asserted or instituted, and, to the knowledge of SWM, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the SWM Benefit Plans, any fiduciaries thereof with respect to their duties to the SWM Benefit Plans or the assets of any of the trusts under any of the SWM Benefit Plans that would reasonably be expected to result in any material liability of SWM or any of the SWM Subsidiaries to the U.S. Pension Benefit Guaranty Corporation, the IRS, the U.S. Department of Labor, any Multiemployer Plan, any participant in a SWM Benefit Plan, or any other party.

(h)                None of SWM and the SWM Subsidiaries nor any SWM ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the

Code or Section 406 of ERISA) that would reasonably be expected to subject any of the SWM Benefit Plans or their related trusts, SWM, any of the SWM Subsidiaries, any SWM ERISA Affiliate or any person that SWM or any of the SWM Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(i)                Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director, or other service provider of SWM or any of the SWM Subsidiaries, or result in any limitation on the right of SWM or any of the SWM Subsidiaries to amend, merge, terminate or receive a reversion of assets from any SWM Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by SWM or any of the SWM Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)                The transactions contemplated by this Agreement will not cause or require SWM or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(k)                No SWM Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)                Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SWM, each SWM Benefit Plan that is mandated by applicable law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(m)                SWM is in material compliance with all applicable laws respecting employees and service providers, including with respect to employment standards, occupational health and safety, human rights, labor relations and workers’ compensation.

(n)                There are no pending or, to SWM’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against SWM or any of the SWM Subsidiaries, or any strikes or other material labor disputes against SWM or any of the SWM Subsidiaries. Neither SWM nor any of the SWM Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of SWM or any of the SWM Subsidiaries and, to the knowledge of SWM, there are no, and during the past three (3) years have not been any, organizing efforts or, to SWM’s knowledge, threatened organizing efforts, by any union or other group seeking to represent any employees of SWM or any of the SWM Subsidiaries. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SWM, SWM and each of the SWM’s Subsidiaries is, and have been at all times since December 31, 2018, in compliance with all applicable laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

4.14                SWM Reports. SWM has previously made available to Neenah an accurate and complete copy of each (a) prospectus, report, schedule and proxy statement and any other form, statement or document filed with or furnished to the SEC since December 31, 2018 by SWM pursuant to the Securities Act or the

Exchange Act (the “SWM Reports”) and (b) communication mailed by SWM to its stockholders since December 31, 2018, and no such SWM Report or communication, as of the date thereof (and, in the case of proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2018, as of their respective dates, all SWM Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of SWM has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the SWM Reports.

4.15                Compliance with Applicable Law.

(a)                SWM and each of the SWM Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SWM, and to the knowledge of SWM, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)                SWM and each of the SWM Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Laws.

(c)                Without limitation, except as would not reasonably be expected to be material to SWM and the SWM Subsidiaries, taken as a whole, none of SWM, or any of the SWM Subsidiaries, or to the knowledge of SWM, any director, officer, employee, agent or other person acting on behalf of SWM or any of the SWM Subsidiaries has, directly or indirectly, (i) used any funds of SWM or any of the SWM Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of SWM or any of the SWM Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar anticorruption law, (iv) established or maintained any unlawful fund of monies or other assets of SWM or any of the SWM Subsidiaries, (v) made any fraudulent entry on the books or records of SWM or any of the SWM Subsidiaries, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for SWM or any of the SWM Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for SWM or any of the SWM Subsidiaries, or (vii) is currently subject to any United States sanctions administered by OFAC.

(d)                SWM maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of SWM, SWM has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SWM. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on SWM.

4.16                Certain Contracts.

(a)                Except as set forth in Section 4.16(a) of the SWM Disclosure Schedules, as of the date hereof, neither SWM nor any of the SWM Subsidiaries is a party to or bound by any Contract, but excluding any SWM Benefit Plan:

(i)                that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                that contains a non-compete that materially restricts the conduct of any line of business by SWM or any of its affiliates or upon consummation of the Merger will materially restrict the ability of SWM or any of its affiliates to engage in any line of business or in any geographic region;

(iii)                that is material and obligates SWM or any of the SWM Subsidiaries, or will obligate SWM, to conduct business with any third party on a preferential or exclusive basis or contains “most favored nation” or similar provisions, or that contains minimum use or supply requirements that are material in any respect to SWM, the SWM Subsidiaries and any affiliates;

(iv)                that is an indenture, credit agreement, loan agreement, security agreement, guarantee (other than performance guarantees), note, mortgage or other agreement or commitment (other than any purchase money security interest) that provides for or relates to any indebtedness of SWM or any of the SWM Subsidiaries, including any sale and leaseback transactions and other similar financing arrangements (but excluding capitalized leases), in each case with respect to a principal amount of $5,000,000 or more;

(v)                pursuant to which the SWM or any of the SWM Subsidiaries receives from any third party a license or similar right to any Intellectual Property that is material to the SWM, other than licenses with respect to software that is generally commercially available;

(vi)                that is a settlement, consent or similar agreement and contains any material continuing obligations of the SWM or any of the SWM Subsidiaries;

(vii)                that relates to a material joint venture, partnership or similar relationship (other than any such agreement solely between or among SWM and its wholly-owned SWM Subsidiaries);

(viii)                that is an acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by SWM or any SWM Subsidiary of future payments in excess of $2,000,000;

(ix)                that is a Contract (or form thereof and a list of the parties thereto) between SWM or any SWM Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly-owned SWM Subsidiary) of SWM or any SWM Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;

(x)                that includes a material indemnification obligation of SWM or any of the SWM Subsidiaries which was granted outside of the Ordinary Course of Business;

(xi)                that contains a put, call or similar right pursuant to which SWM or any SWM Subsidiary could be required to sell, as applicable, any equity interests of any person or material amount of assets; or

(xii)                that provides any current employees, officers or directors of SWM or any SWM Subsidiary with annual base compensation in excess of $250,000 (and pursuant to which such employee would be entitled to severance compensation in excess of 50% of such individual’s annual base compensation), other than Contracts that are terminable without penalty or notice or employment Contracts entered into on standard forms provided by foreign Governmental Entities.

Each Contract of the type described in this Section 4.16(a), whether or not set forth in the SWM Disclosure Schedules, is referred to herein as a “SWM Material Contract.”

(b)                (i) Each SWM Material Contract is valid and binding on SWM or one of the SWM Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SWM, (ii) SWM and each of the SWM Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each SWM Material Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SWM, (iii) to the knowledge of SWM, each third-party counterparty to each SWM Material Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such SWM Material Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SWM, (iv) neither SWM nor any of the SWM Subsidiaries has knowledge of, or has received notice of, any violation of any SWM Material Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material breach or default on the part of SWM or any of the SWM Subsidiaries or, to the knowledge of SWM, any other party thereto, of or under any such SWM Material Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SWM.

4.17                 Environmental Matters.

(a)                Except as set forth in Section 4.17(a) of the SWM Disclosure Schedules and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM, SWM and the SWM Subsidiaries are in compliance, and have complied, with all Environmental Laws, and possess all permits, licenses and other authorizations required under applicable Environmental Laws and are in compliance with the terms thereof.

(b)                SWM and the SWM Subsidiaries are not the subject of any outstanding orders, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or other similar written agreement with, any Governmental Entity under Environmental Laws which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SWM, and there are no civil, criminal or administrative actions or other Proceedings, pending or, to the knowledge of SWM, threatened against SWM or any of the SWM Subsidiaries, in each case under Environmental Law, which, if determined adversely to SWM or any of the SWM Subsidiaries, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SWM.

(c)                SWM and the SWM Subsidiaries have not released or disposed of any Hazardous Substances in violation of any Environmental Law and in a manner or condition that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SWM.

4.18                Real Property.

(a)                SWM or a SWM Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the SWM Reports as being owned by SWM or a SWM Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course of Business) (the “SWM Owned Properties”), free and clear of all material Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such SWM Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the SWM Owned Properties, the “SWM Real Property”), free and clear of all material Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of SWM, the lessor. There are no pending or, to the knowledge of SWM, threatened condemnation Proceedings against the SWM Real Property. Other than the SWM Owned Properties, neither SWM nor the SWM Subsidiaries own any real property.

(b)                Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM, SWM and the SWM Subsidiaries, as applicable, have (i) Rights-of-Way that are sufficient to conducts its business in substantially the same manner as currently conducted and subject to the limitations, qualifications, reservations and encumbrances contained, in any of such report filed prior to the date hereof and (ii) fulfilled and performed all their respective material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way.

4.19                 Intellectual Property. SWM and each of the SWM Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SWM: (a) (i) to the knowledge of SWM, the use of any Intellectual Property by SWM and the SWM Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which SWM or any SWM Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to SWM that SWM or any of the SWM Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of SWM, no person is challenging, infringing on or otherwise violating any right of SWM or any of the SWM Subsidiaries with respect to any Intellectual Property owned by and/or licensed to SWM or the SWM Subsidiaries, and (c) neither SWM nor any SWM Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by SWM or any SWM Subsidiary, and SWM and the SWM Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by SWM and the SWM Subsidiaries.

4.20                Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between SWM or any of the SWM Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of SWM or any of the SWM Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding SWM Common Stock (or any of such person’s immediate family members or affiliates) (other than the SWM Subsidiaries) on the other hand, of the type required to be reported in any SWM Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein. None of SWM, Merger Sub or any of their respective Subsidiaries or affiliates beneficially owns (as defined in Section 203 of the DGCL) any shares of Neenah Common Stock, except pursuant to this Agreement.

4.21                State Takeover Laws. The SWM Board has approved this Agreement and the transactions contemplated hereby and, assuming the accuracy of the representation and warranty in Section 3.26 and that no stockholder of Neenah is an “interested stockholder” of SWM (as such term is defined in Section 203 of the DGCL) or an “Interested Stockholder” of SWM (as such term is defined in the SWM Certificate), has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.22                Reorganization. SWM has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23                 Opinion. Prior to the execution of this Agreement, the SWM Board has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from J.P. Morgan Securities LLC, to the effect that as of the date of such opinion and based upon and subject to the assumptions and limitations set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to SWM. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24                SWM Information. The information relating to SWM and the SWM Subsidiaries or that is provided by SWM or the SWM Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and S-4 or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement and S-4 (except for such portions thereof that relate only to Neenah or any of Neenah Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Joint Proxy Statement and S-4 (except for such portions thereof that relate only to Neenah or any of Neenah Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25                 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SWM, (a) SWM and the SWM Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of SWM reasonably has determined to be prudent and consistent with industry practice, and SWM and the SWM Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of SWM and the SWM Subsidiaries, SWM or the relevant SWM Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by SWM or any of the SWM Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither SWM nor any of the SWM Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.26                Data Protection.

(a)                Except as would not reasonably be likely to result, individually or in the aggregate, in a Material Adverse Effect on SWM, SWM and the SWM Subsidiaries are in compliance with the Data Protection Requirements and all anti-spam laws. SWM and the SWM Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices designed to ensure the confidentiality, privacy and security of Personal Data and compliance with anti-spam laws.

(b)                Since January 1, 2019, to the knowledge of SWM, no third party has gained unauthorized access to or misused any Personal Data or IT Assets used in the operation of the business of SWM or any of the SWM Subsidiaries, in each case in a manner that has resulted or is reasonably likely to result in either (i) liability, cost or disruption to the business of SWM and the SWM Subsidiaries that would result in, individually or in the aggregate, a Material Adverse Effect on SWM, or (ii) a duty to notify any person except as would not reasonably be likely, either individually or in the aggregate, to result in a Material Adverse Effect on SWM. SWM and the SWM Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices and Data Protection Requirements, designed to protect their products, services and IT Assets from unauthorized access and reasonably free from Malicious Code. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on SWM, the IT Assets used by SWM or any of the SWM Subsidiaries are (i) free from Malicious Code and (ii) have not, since January 1, 2019, experienced any material failure or malfunction.

4.27                 Warranties; Products. Since January 1, 2019, there have been no product liability claims or recalls that would result in a material liability of SWM and the SWM Subsidiaries. No product designed, manufactured, assembled, marketed, repaired, sold, leased, delivered, installed or otherwise distributed by SWM or any of the SWM Subsidiaries has deviated from SWM’s or such SWM Subsidiary’s applicable written standard warranty terms and conditions in a manner that materially increased the obligations of SWM or such SWM Subsidiary with respect thereto.

4.28                Stock Ownership. Neither SWM nor Merger Sub is an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Neenah.

4.29                No Other Representations or Warranties.

(a)                Except for the representations and warranties made by SWM in this ARTICLE IV, neither SWM nor any other person makes any express or implied representation or warranty with respect to SWM, the SWM Subsidiaries (other than Merger Sub), or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and SWM hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither SWM nor any other person makes or has made any representation or warranty to Neenah or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to SWM, any of the SWM Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by SWM in this ARTICLE IV, any oral or written information presented to Neenah or any of its affiliates or Representatives in the course of their due diligence investigation of SWM, the negotiation of this Agreement or in the course of the transactions contemplated hereby (including as to the accuracy or completeness thereof).

(b)                SWM acknowledges and agrees that neither Neenah nor any other person has made or is making, and SWM is not relying upon, any express or implied representation or warranty (including as to the accuracy or completeness of any information provided to SWM) other than those contained in ARTICLE III.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub hereby represents and warrants to Neenah as follows:

5.1                 Organization; Good Standing and Qualification. Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

5.2                 Capitalization. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and non-assessable and are owned directly by SWM, free and clear of all Liens. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

5.3                Corporate Authorization. Merger Sub has all requisite corporate power and authority and, other than the adoption of this Agreement by SWM as the sole stockholder of Merger Sub, has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and assuming due authorization, execution and delivery by Neenah and SWM constitutes a valid and binding obligation of Merger, enforceable against Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

5.4                Non-contravention. The execution, delivery and performance of this Agreement by Merger Sub does not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws of Merger Sub.

5.5                No Other Representations or Warranties.

(a)                Except for the representations and warranties made by Merger Sub in this ARTICLE V, neither Merger Sub nor any other person makes any express or implied representation or warranty with respect to Merger Sub or its businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Merger Sub hereby disclaims any such other representations or warranties (including as to the accuracy or completeness thereof).

(b)                Merger Sub acknowledges and agrees that neither Neenah nor any other person has made or is making, and Merger Sub is not relying upon, any express or implied representation or warranty (including as to the accuracy or completeness of any information provided to Merger Sub) other than those contained in ARTICLE III.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1                Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Neenah Disclosure Schedules or the SWM Disclosure Schedules), required by law (including actions taken that are reasonably necessary to comply with COVID-19 Measures) or as consented to in writing by the other Parties (such consent not to be unreasonably withheld, conditioned or delayed), each of Neenah and SWM shall, and shall cause each of its respective Subsidiaries to, conduct its business in the Ordinary Course of Business in all material respects, use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and take no action that would reasonably be expected to adversely affect or materially delay the ability of either Neenah or SWM to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis; provided, that no action or inaction by SWM or Neenah with respect to the matters specifically addressed by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 unless such action would constitute a breach of such other provision of Section 6.2.

6.2                 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 6.2 of the SWM Disclosure Schedules or Neenah Disclosure Schedules, as expressly contemplated or permitted by this Agreement or as required by law (including actions taken that are reasonably necessary to comply with COVID-19 Measures), neither SWM nor Neenah shall, and neither SWM nor Neenah shall permit any of their respective Subsidiaries to, without the prior written consent of the other Parties to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a)                incur, assume, guarantee, or become liable for any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings in the Ordinary Course of Business under any revolving credit facility, settlement facility, commercial paper program, or other line of credit existing on the date of this Agreement up to the amount committed thereunder on the date of this Agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of this Agreement and the amendment or replacement contains customary commercial terms consistent in all material respects with the existing facility), (iii) guarantees by Neenah or any direct or indirect wholly-owned Neenah Subsidiary of indebtedness of Neenah, or any other direct or indirect wholly-owned Neenah Subsidiary, (iv) guarantees by SWM or any direct or indirect wholly-owned SWM Subsidiary of indebtedness of SWM or any other direct or indirect wholly-owned SWM Subsidiary, (v) any indebtedness incurred to refinance, roll-over, replace, or renew any indebtedness existing on the date of this Agreement, so long as, in each case, (A) the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled-over, replaced or renewed (plus accrued interest, and a reasonable amount of premium, fees and expenses incurred in connection with such refinancing), and (B) such indebtedness is on customary commercial terms consistent in all material respects with the indebtedness being refinanced, rolled-over, replaced or renewed, (vi) indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the Ordinary Course of Business, (vii) interest, exchange rate and commodity swaps, options, futures, forward Contracts and similar derivatives or other hedging Contracts (A) not entered for speculative purposes and (B) entered into in the Ordinary Course of Business and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement, and (viii) indebtedness incurred under the Commitment Letter, and other indebtedness incurred by mutual agreement of Neenah and SWM;

(b)                adjust, split, combine or reclassify any capital stock;

(c)                make, declare, pay, or set a record date for any dividend (whether in cash, stock or property or any combination thereof), or any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by Neenah at a rate per share of Neenah Common Stock consistent with the prior quarter’s cash dividend, (ii) regular quarterly cash dividends by SWM at a rate per share of SWM Common Stock consistent with the prior quarter’s cash dividend, (iii) dividends paid by any of the Subsidiaries of each of SWM and Neenah to SWM or Neenah or any of their wholly-owned Subsidiaries, respectively, or dividends paid by any of their respective non-wholly owned Subsidiary joint ventures in the Ordinary Course of Business as required by any joint venture agreements in effect as of the date of this Agreement, or (iv) the acceptance of shares of Neenah Common Stock or SWM Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, or the payment of dividend equivalents thereon, in each case, in accordance with past practice and the terms of the applicable award agreements;

(d)                grant any stock options, restricted stock units, performance stock units, phantom stock units, performance shares, restricted shares, or other equity-based awards or interests, or grant any person any right to acquire securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in Neenah or SWM, or their respective Subsidiaries;

(e)                issue, sell, transfer, encumber, or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, in each case, other than pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date of this Agreement in accordance with their terms;

(f)                sell, lease, exchange, transfer, mortgage, encumber (other than Permitted Liens), or otherwise dispose of any of its properties or assets in excess of $20,000,000 in the aggregate to any individual, corporation, or other entity other than a wholly-owned Subsidiary, or cancel, release, or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the Ordinary Course of Business or pursuant to Contracts in force at the date of this Agreement;

(g)                make any investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, in each case, other than a wholly-owned Neenah Subsidiary or SWM Subsidiary, as applicable, investments or acquisitions not in excess of $20,000,000 in the aggregate, or inventory, equipment, consumables or other similar assets in the Ordinary Course of Business;

(h)                (i) except in the Ordinary Course of Business, terminate, materially amend, or waive any material provision of, any Neenah Material Contract or SWM Material Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities or material Contracts, other than normal renewals of Contracts without material adverse changes of terms with respect to Neenah or SWM, as the case may be, or (ii) enter into any Contract that would constitute a Neenah Material Contract or SWM Material Contract, as the case may be, under clause (i), clause (ii), or clause (iii) of the definition thereof, if it were in effect on the date of this Agreement;

(i)                except as required under applicable law or the terms of any Neenah Benefit Plan or SWM Benefit Plan existing as of the date hereof, as applicable, (i) enter into, adopt, or terminate any employee benefit or compensation plan, program, policy, or arrangement for the benefit or welfare of any current or former employee, officer, director, or individual consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant other than in the Ordinary Course of Business, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director, or individual consultant (other than (y) in connection with a promotion or change in responsibilities, or (z) in the Ordinary Course of Business with respect to any non-officer employee), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than any bonuses or similar that are earned and paid prior to the Effective Time, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement, or similar agreement or arrangement with any director, officer or employee at or above the vice-president level, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual compensation is greater than $250,000, other than for cause, or (ix) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) annual base salary or wage rate greater than $250,000;

(j)                settle any Proceeding (other than any Proceeding with respect to Taxes, which is governed by subsection (q) below, or any litigation in connection with the Merger), except any Proceeding involving solely monetary remedies in an amount not in excess of $2,000,000 individually or $5,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries;

(k)                incur or commit to make capital expenditures or development expenses in excess of $10,000,000 above the amounts set forth in the Neenah budget and the SWM budget, as applicable, made available to the other Parties, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis for the safety of individuals who perform work for SWM or Neenah, or their respective Subsidiaries, as applicable (provided that each of SWM or Neenah shall provide the other Party with prompt notice of any such emergency expenditure);

(l)                recognize any labor union, works council or other labor organization as the bargaining representative of any employees;

(m)                take any action or fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(n)                amend any Party’s certificate of incorporation, bylaws, or comparable governing documents of its Significant Subsidiaries (in each case, other than ministerial changes);

(o)                merge or consolidate any Party or any of its Significant Subsidiaries with any other person, or restructure, reorganize, or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries (other than mergers, consolidations, restructurings, or reorganizations solely between or among its wholly-owned Subsidiaries);

(p)                enter into any new line of business or discontinue any existing line of business;

(q)                make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment, or dispute or surrender any material right to claim a refund of Taxes; or

(r)                agree to take, make any commitment to take, or adopt any resolutions of Neenah Board or SWM Board, as applicable, or any similar governing body in support of, any of the actions prohibited by this Section 6.2, except as expressly permitted elsewhere by this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1                Regulatory Matters.

(a)                Promptly after the date of this Agreement, SWM and Neenah shall prepare and file with the SEC the Joint Proxy Statement, and SWM shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. SWM and Neenah shall each use reasonable best efforts to make such filings within forty-five (45) days after the date of this Agreement. Each of SWM and Neenah shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and SWM and Neenah shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. SWM shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Neenah shall furnish all information concerning Neenah and the holders of Neenah Common Stock as may be reasonably requested in connection with any such action.

(b)                The Parties shall cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable following the date hereof, (ii) make, or cause to be made, the registrations, declarations and filings (A) required under the HSR Act and (B) required or advisable under any other applicable Competition Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement (and, in the case of any filings required under the HSR Act, no later than ten (10) business days after the date of this Agreement, unless otherwise agreed by SWM and Neenah), (iii) prepare and file all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all material permits, consents, approvals, clearances, and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such Governmental Entities, and (iv) seek to avoid or prevent the initiation of any Proceeding challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(c)                Each Party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the Parties’ reasonable best efforts, each of SWM and the SWM Subsidiaries and Neenah and the Neenah Subsidiaries, as applicable, to the extent required in order to obtain the Requisite Regulatory Approvals or any necessary approvals of any other Governmental Entity required for the transactions contemplated hereby or to avoid the consequences in Section 7.1(b)(iv) or otherwise in connection with the Requisite Regulatory Approvals required pursuant to any Competition Law, shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”), and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses, or interest therein (collectively, a “Remedy”), provided that (x) no such Divestiture or Remedy shall be required if such Divestiture or Remedy, individually or in the aggregate with any other Divestiture or Remedy, would reasonably be expected to be material and adverse to SWM and its Subsidiaries, taken as a whole (after giving effect to the Merger, and including the projected synergies expected to result therefrom), and (y) neither SWM nor Neenah nor any of their respective Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Effective Time. SWM and Neenah agree to use reasonable best efforts to: (A) oppose or defend against any Proceeding to prevent or enjoin the consummation of the Merger; or (B) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any Proceeding in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.

(d)                If SWM or Neenah or any of their respective Subsidiaries or affiliates receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such Party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other Parties (to the extent permitted under applicable law), an appropriate response in substantial compliance with such request. If SWM or Neenah receives a formal request for additional information or documentary material from the Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), then SWM or Neenah will substantially comply with such formal request as soon as reasonably practicable, unless otherwise agreed between SWM and Neenah. SWM and Neenah shall consult with each other in good faith prior to agreeing, directly or indirectly, to extend any waiting period under the HSR Act or other applicable law or to any timing agreement with the FTC, the Antitrust Division or any other Governmental Entity.

(e)                Each Party shall promptly notify the other Parties of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, to the extent permitted under applicable law, furnish the other Parties promptly with all communications received from any Governmental Entity and permit the other Parties to review in advance, and consider in good faith the other Parties’ comments to, any proposed communication, filing or submission by such Party to any Governmental Entity. The Parties will coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other Parties may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any Governmental Entity; provided, however, that materials exchanged pursuant to this Section 7.1 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of SWM’s or Neenah’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided, further that the Parties may, as they deem advisable and necessary, designate any materials provided to the other pursuant to this Section 7.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials. SWM and Neenah shall (to the extent permitted under applicable law) consult with the other Parties in advance of any meeting, discussion or teleconference with any Governmental Entity or, in connection with any Proceeding in connection with the transactions contemplated by this Agreement, with any other person, and, to the extent not prohibited by the Governmental Entity or such other person, give the other Parties the opportunity to attend and participate in such meetings, discussions and teleconferences. The Parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable law in connection with this Agreement or the transactions contemplated by this Agreement.

(f)                SWM shall not, and shall cause the SWM Subsidiaries not to, and Neenah shall not, and shall cause the Neenah Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger, or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances, or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.

(g)                SWM and Neenah shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of SWM, Neenah or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

7.2                Access to Information; Confidentiality.

(a)                Upon reasonable notice and subject to applicable laws, each of SWM and Neenah, solely for purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the other Parties, access, during normal business hours on reasonable advance notice during the period prior to the Effective Time or earlier termination of this Agreement, to all its properties, books, Contracts, commitments, personnel, information technology systems, and records (other than any such records or matters that relate (i) to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or (ii) any Acquisition Proposal, Superior Proposal, Neenah Intervening Event or SWM Intervening Event, as applicable, the disclosure of which shall be governed by Section 7.3 and Section 7.13), and each shall cooperate with the other Parties in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of SWM and Neenah shall, and shall cause its respective Subsidiaries to, make available to the other Parties all information concerning its business, properties and personnel as such Party may reasonably request. Neither SWM nor Neenah nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of SWM’s or Neenah’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement among the Parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)                Without limiting the generality of the foregoing, from the date hereof through the Closing Date or earlier termination of this Agreement, and consistent with the performance of their day-to-day operations and obligations hereunder, and the continuous operation of the Parties and their respective Subsidiaries in the Ordinary Course of Business, and subject to any requirements under applicable law, each Party shall use reasonable best efforts to cause its and its Subsidiaries’ employees and officers to take reasonable actions and assist the other Parties in performing all tasks, including providing assistance with respect to conversion planning and customer communications and notices (including joint communications and notices relating to anticipated account changes or systems conversion), reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by the Parties. No Party nor any of its Subsidiaries shall be required to take any action under this Section 7.2 if such action would unduly disrupt its business.

(c)                Each of SWM and Neenah shall hold all information furnished by or on behalf of the other Parties or any of such Parties’ Subsidiaries or Representatives pursuant to Section 7.2 in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement amended on November 30, 2021, between SWM and Neenah (as amended, the “Confidentiality Agreement”).

(d)                No investigation by the Parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other Parties prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(e)                No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories, or other personnel information that in the other Party’s good faith opinion the disclosure of which would reasonably be expected to subject the other Party or any of its Subsidiaries to risk of liability.

(f)                Neither SWM nor Neenah shall be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any other Party’s or its Subsidiary’s facility without the prior written consent of such other Party (which may be granted or withheld in such other Party’s sole discretion).

7.3                 Stockholders’ Approvals. Each of SWM and Neenah shall call a meeting of its stockholders (the “SWM Meeting” and the “Neenah Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Neenah Vote and the Requisite SWM Vote and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Neenah and SWM shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of SWM and Neenah agrees (i) to provide the other Party with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last ten (10) days prior to the SWM Meeting or Neenah Meeting, as applicable) and (ii) to give written notice (which, for the avoidance of doubt, may be given via e-mail) to the other party one (1) day prior to, and on the date of, the SWM Meeting or Neenah Meeting, indicating whether, as of such date, sufficient proxies representing the Requisite Neenah Vote or the Requisite SWM Vote have been obtained. Each of SWM and Neenah, and the SWM Board and Neenah

Board, as applicable, shall use its reasonable best efforts to obtain from the stockholders of SWM and Neenah, as applicable, the Requisite SWM Vote and the Requisite Neenah Vote, as applicable, including, unless a Recommendation Change has been made pursuant to, and in compliance with, the following sentence by communicating to the respective stockholders of SWM and Neenah the SWM Board Recommendation and Neenah Board Recommendation, as applicable, and each of SWM and Neenah, and the SWM Board and Neenah Board, as applicable, shall not (A) withhold, withdraw, modify or qualify in a manner adverse to the other Parties the SWM Board Recommendation, in the case of SWM, or Neenah Board Recommendation, in the case of Neenah, (B) fail to make the SWM Board Recommendation, in the case of SWM, or Neenah Board Recommendation, in the case of Neenah, in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (D) fail to publicly and without qualification (I) recommend against any Acquisition Proposal or (II) reaffirm the SWM Board Recommendation, in the case of SWM, or Neenah Board Recommendation, in the case of Neenah, in each case within ten (10) business days (or such fewer number of days as remains prior to the SWM Meeting or Neenah Meeting, as applicable) after an Acquisition Proposal is made public, or (E) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). Notwithstanding anything to the contrary herein, the SWM Board or Neenah Board may effect a Recommendation Change, as applicable, if and only if (i)(A) SWM or Neenah, as applicable, has received an Acquisition Proposal after the date of this Agreement that did not result from a material breach of Section 7.13 (and such proposal is not withdrawn) and the SWM Board or Neenah Board, as applicable, determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that such Acquisition Proposal constitutes a Superior Proposal or (B)(1) in the case of SWM, a SWM Intervening Event shall have occurred and the SWM Board determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that continuing to make the SWM Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or (2) in the case of Neenah, a Neenah Intervening Event shall have occurred and Neenah Board determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that continuing to make Neenah Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (ii) SWM gives Neenah, in the case of the SWM Board, or Neenah gives SWM, in the case of Neenah Board, at least four (4) business days’ prior written notice of its intention to take such action (such period, as it may be extended by delivery of any subsequent notices, the “notice period”) (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment will not, by itself, constitute a Recommendation Change) and a reasonable description of the event or circumstances giving rise to its determination to take such action (including (A) in the case of an Acquisition Proposal, the latest material terms and conditions of, and the identity of any third party making, any such Acquisition Proposal and any amendment or modification thereof or (B) in the case of a SWM Intervening Event or a Neenah Intervening Event, as applicable, the nature of the SWM Intervening Event or Neenah Intervening Event, as applicable, in reasonable detail) and (iii) at the end of such notice period, each of the SWM Board or Neenah Board, as applicable, takes into account any amendment or modification to this Agreement proposed by Neenah, in the case of the SWM Board (which shall be negotiated in good faith by SWM), or by SWM, in the case of Neenah Board (which shall be negotiated in good faith by Neenah), and after receiving the advice of its outside counsel and its outside financial advisor, determines in good faith that a failure to effect a Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.3, except that references to “four (4) business days” shall be deemed to be references to “two (2) business days.” SWM or Neenah shall adjourn the SWM Meeting or Neenah Meeting, as the case may be, from time to time, (x) to allow time for the filing and dissemination of any supplemental or amended disclosure document that Neenah Board or SWM Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable law or (y) if, as of the time for which such meeting is originally scheduled there are insufficient shares of SWM Common Stock or Neenah Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Neenah or SWM, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Neenah Vote or the Requisite SWM

Vote; provided, that unless otherwise agreed by the Parties, Neenah Meeting or the SWM Meeting, as applicable, shall not be adjourned to a date that is more than twenty (20) business days after the date for which Neenah Meeting or SWM Meeting, as applicable, was originally scheduled. Each of Neenah and SWM (in consultation with each other) shall set a single record date for persons entitled to notice of, and to vote at, Neenah Meeting and SWM Meeting, as applicable, and shall not change such record date (whether in connection with Neenah Meeting or SWM Meeting or any adjournment thereof) without the prior written consent of the other Party. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (1) the SWM Meeting shall be convened and this Agreement shall be submitted to the stockholders of SWM at the SWM Meeting and (2) Neenah Meeting shall be convened and this Agreement shall be submitted to the stockholders of Neenah at Neenah Meeting, and nothing contained herein shall be deemed to relieve either SWM or Neenah of such obligation.

7.4                Legal Conditions to Merger. Subject in all respects to Section 7.1 of this Agreement, each of SWM and Neenah shall, and shall cause the SWM Subsidiaries and the Neenah Subsidiaries, as applicable, to, use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all laws that may be imposed on such Party or the SWM Subsidiaries or Neenah Subsidiaries, as applicable, with respect to the Merger and, subject to the conditions set forth in ARTICLE VIII, to consummate the transactions contemplated by this Agreement.

7.5                Stock Exchange Listing. SWM shall cause the shares of SWM Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

7.6                Employee Benefit Plans.

(a)                SWM agrees to honor in accordance with their terms all SWM Benefit Plans and Neenah Benefit Plans. In order to further an orderly transition and integration, SWM and Neenah shall cooperate in good faith in reviewing, evaluating and analyzing the SWM Benefit Plans and Neenah Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the SWM Benefit Plans or Neenah Benefit Plans, as applicable, that will apply with respect to employees of SWM and the SWM Subsidiaries after the Effective Time (collectively, the “New Benefit Plans”), which New Benefit Plans shall, to the extent permitted by applicable law, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by SWM Benefit Plans, on the one hand, and those covered by Neenah Benefit Plans, on the other hand, at the Effective Time. Until such time as the New Benefit Plans are determined and/or established, those individuals who were employed by Neenah or a Neenah Subsidiary immediately prior to the Effective Time (the “Legacy Neenah Employees”) will participate in Neenah Benefit Plans (to the extent eligible in accordance with the terms thereof) and those individuals who were employed by SWM or a SWM Subsidiary immediately prior to the Effective Time (the “Legacy SWM Employees”) will participate in SWM Benefit Plans (to the extent eligible in accordance with the terms thereof), in each case while employed by SWM and the SWM Subsidiaries (including, for the avoidance of doubt, employment by Neenah or a Neenah Subsidiary after the Effective Time) and subject to the terms of such plans, and it is understood and agreed that participation in New Benefit Plans may commence on different dates following the Effective Time for different plans. Notwithstanding the foregoing, from the Effective Time until the first anniversary thereof (the “Continuation Period”), SWM or the SWM Subsidiaries shall provide to each Legacy Neenah Employee and each Legacy SWM Employee, during the portion of the Continuation Period that each such employee remains employed by SWM or the SWM Subsidiaries, (i) at least the same annual base salary or wage rate provided to such employee by Neenah or a Neenah Subsidiary (in the case of a Legacy Neenah Employee) or SWM or a SWM Subsidiary (in the case of a Legacy SWM Employee), immediately prior to the Effective Time, (ii) at least the same cash bonus or other short-term cash incentive opportunities provided to such employee by Neenah or a Neenah Subsidiary (in the case of a Legacy Neenah Employee) or SWM or a SWM Subsidiary (in the case of a Legacy SWM Employee), in respect of the fiscal year in which the Effective Time occurs, and (iii) employee benefits (including without limitation, retirement, vacation, health and welfare and fringe benefits) that are no less favorable, in the aggregate, than those benefits provided by Neenah or a Neenah Subsidiary immediately prior to the Effective Time; provided, however that, the obligations of SWM and the SWM Subsidiaries set forth in the foregoing shall not apply to compensation changes made by SWM and the SWM Subsidiaries which are applicable to all employees of SWM and the SWM Subsidiaries or which treat all employees of SWM and the SWM Subsidiaries in the same manner. In addition, any legacy Neenah employee or legacy SWM employee, as applicable, whose employment is involuntarily terminated during the Continuation Period and who does not have a contractual entitlement to severance or termination benefits shall be eligible for the same severance that such employee would have been provided by Neenah or SWM, as applicable, immediately prior to the Effective Time.

(b)                With respect to any New Benefit Plans in which any Legacy Neenah Employees or Legacy SWM Employees first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, SWM shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Benefit Plans in which such employees first become eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous SWM Benefit Plan or Neenah Benefit Plan, as the case may be, (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time in the Ordinary Course of Business (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a SWM Benefit Plan or Neenah Benefit Plan (to the same extent that such credit was given under the analogous SWM Benefit Plan or Neenah Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such employee first become eligible to participate after the Effective Time, and (iii) recognize all service of such employees with SWM or Neenah, as applicable, and their respective Subsidiaries (and any predecessor entities), for all purposes in any New Benefit Plan in which such employees first become eligible to participate after the Effective Time to the same extent that such service was taken into account under the analogous SWM Benefit Plan or Neenah Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c)                If requested by SWM in writing delivered to Neenah not less than ten (10) business days before the Closing Date, Neenah Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Neenah, Inc. Retirement Plan (the “Neenah 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If SWM requests that Neenah 401(k) Plan be terminated, (i) Neenah shall provide SWM with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by SWM) not later than five (5) days immediately preceding the Closing Date and (ii) the continuing employees of Neenah and the Neenah Subsidiaries shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by SWM or one of the SWM Subsidiaries (the “SWM 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. SWM and Neenah shall take any and all actions as may be required, including amendments to Neenah 401(k) Plan and/or the SWM 401(k) Plan, to permit the continuing employees of Neenah and the Neenah Subsidiaries who are then actively employed to make rollover contributions to the SWM 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash or notes (in the case of loans) in an amount equal to the full account balance distributed to such employee from Neenah 401(k) Plan.

(d)                Nothing in this Agreement shall confer upon any employee, officer, director or consultant of SWM or Neenah or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, Neenah, SWM or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, Neenah, SWM or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of SWM or Neenah or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Neenah Benefit Plan, SWM Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of SWM or any of the SWM Subsidiaries or affiliates to amend, modify or terminate any particular Neenah Benefit Plan, SWM Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of SWM or Neenah or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(e)                SWM, Merger Sub and Neenah acknowledge and agree that (i) the Merger will constitute a “Change in Control” (or concept of similar import) under Neenah Benefit Plans and SWM Benefit Plans identified in Section 7.6(e) of the Neenah Disclosure Schedules and the SWM Disclosure Schedules and (ii) as a result of the Merger, the individuals identified in Section 7.6(e) of the Neenah Disclosure Schedules and the SWM Disclosure Schedules will be deemed to have experienced a “Good Reason” event (or concept of similar import) as defined under any SWM Benefit Plans, as applicable.

7.7                Indemnification; Directors’ and Officers’ Insurance.

(a)                From and after the Effective Time, SWM shall cause the Surviving Entity, to the fullest extent the Surviving Entity is permitted under applicable law, to indemnify and hold harmless and advance expenses as incurred, in each case to the extent (subject to applicable law) contemplated as of the date of this Agreement pursuant to Neenah Certificate, Neenah Bylaws, the governing or organizational documents of any Neenah Subsidiary and any indemnification agreements in existence as of the date hereof and disclosed in Section 7.7 of the Neenah Disclosure Schedules (collectively, the “Neenah Organizational Documents”), each present and former director, officer or employee of Neenah or any Neenah Subsidiary (in each case, when acting in such capacity) (collectively, the “Neenah Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual Proceeding, whether arising before or after the Effective Time, arising out of or related the fact that such person is or was a director, officer or employee of Neenah or any Neenah Subsidiary and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, if required by applicable law, any Neenah Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment of a court of competent jurisdiction that such Neenah Indemnified Party is not entitled to indemnification.

(b)                For a period of six (6) years after the Effective Time, SWM shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Neenah (provided that SWM may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that SWM shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Neenah for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then SWM shall cause to be maintained policies of insurance which, in SWM’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, SWM or Neenah, in consultation with each other, may (and at the request of SWM, Neenah shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under Neenah’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)                The provisions of this Section 7.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Neenah Indemnified Party. If SWM or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other person or engages in any similar transaction, then in each such case, SWM will cause proper provision to be made so that the successors and assigns of SWM will expressly assume the obligations set forth in this Section 7.7.

7.8                 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a SWM Subsidiary, on the one hand, and a Neenah Subsidiary, on the other hand) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of the Parties to the Merger, the proper officers and directors of each Party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by SWM.

7.9                Advice of Changes. SWM and Neenah shall each promptly advise the other Parties of any effect, change, event, circumstance, condition, occurrence or development known to it (a) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (b) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE VIII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.9 or the failure of any condition set forth in Section 8.2 or Section 8.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 8.2 or Section 8.3 to be satisfied, subject to any right to cure as provided herein; and provided, further, that the delivery of any notice pursuant to this Section 7.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the Party receiving such notice.

7.10                 Dividends. Between the date of this Agreement and the Effective Time, each of SWM and Neenah shall coordinate with the other regarding the declaration of any dividends in respect of SWM Common Stock and Neenah Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Neenah Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Neenah Common Stock and any shares of SWM Common Stock any such holder receives in exchange therefor in the Merger.

7.11                 Stockholder Litigation. Each Party shall give the other Parties prompt notice of any Proceeding by any Governmental Entity or other Person that is commenced or threatened and that question the validity or legality of the Merger or seeks damages or an injunction therewith, including stockholder litigation, and shall give the other Parties the opportunity to participate (at each such other Party’s expense) in the defense or settlement of any such litigation. Each Party shall give the other Parties the right to review and comment on all filings or responses to be made by such Party in connection with any such litigation, and will in good faith take such comments into account. No Party shall agree to settle any such litigation without the other Parties’ prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.12                 Corporate Governance.

(a)                Prior to the Effective Time, the SWM Board shall take all actions necessary to adopt the SWM Bylaw Amendment and the resolutions referenced therein and to effect the requirements referenced therein that are to be effected as of the Effective Time. SWM shall take all actions necessary to cause the SWM Board, as of the Effective Time and in accordance with the SWM Bylaw Amendment, to consist, as of the Effective Time, of nine (9) directors (i) five (5) of whom shall be persons designated by SWM and (ii) four (4) of whom shall be persons designated by Neenah. The five (5) directors designated by SWM shall be selected from among the current independent directors of SWM as of the date hereof (each a “SWM Director”), which shall include Mr. John Rogers, and the four (4) directors designated by Neenah shall be selected from among the current directors of Neenah as of the date hereof (each a “Neenah Director”), which shall include Ms. Julie Schertell. SWM and Neenah will use their respective reasonable best efforts to (y) select the SWM Directors and Neenah Directors in accordance with this Section 7.12(a), and (z) determine, in consultation with each other, the classes on the SWM Board in which each Neenah Director and SWM Director will serve as of the Effective Time (which classes shall be allocated as evenly as possible among the SWM Directors and Neenah Directors), in each case on or prior to the date that is seven (7) days prior to the anticipated mailing date of the Joint Proxy Statement; provided, that, the Parties acknowledge and agree that one (1) Neenah Director will serve in the class of directors standing for election at the next annual meeting of SWM stockholders following the Effective Time, two (2) Neenah Directors will serve in the class of directors standing for election at the second annual meeting of SWM stockholders following the Effective Time, and Ms. Schertell will serve in the class of directors standing for election at the third annual meeting of SWM stockholders following the Effective Time.

(b)                In accordance with the SWM Bylaw Amendment, effective as of the Effective Time, Mr. John Rogers will serve as Non-Executive Chairman of the SWM Board and Ms. Julie Schertell will serve as the Chief Executive Officer of SWM. SWM and Neenah will consult with each other after the date hereof regarding the selection of other individuals to serve as executive officers of SWM as of the Effective Time. Prior to the Effective Time, SWM shall take all actions necessary or appropriate to cause the resignation of the directors serving on the SWM Board who are not SWM Directors (it being understood that such resignation shall not constitute a voluntary termination with respect to any director of SWM or its Subsidiaries) to become effective immediately prior to, but conditioned on, the Effective Time (pursuant to written resignation letters, copies of which will be provided to Neenah) such that, after giving effect to such resignations, the SWM Board shall consist of the SWM Directors and the Neenah Directors.

(c)                In accordance with the SWM Bylaw Amendment, effective as of the Effective Time, SWM shall take all actions necessary to cause the SWM Board to have the following three (3) standing committees: (i) Audit Committee, (ii) Compensation Committee, and (iii) the Nominating and Governance Committee (collectively, the “Committees”). The Chairperson of the Audit Committee and the Compensation Committee shall each be a SWM Director, and the Chairperson of the Nominating and Governance Committee shall be a Neenah Director. The composition and size of each such Committee shall be determined by the SWM Directors and the Neenah Directors prior to or promptly following the Effective Time; provided, that each Committee shall have at least one (1) Neenah Director.

(d)                Effective as of the Effective Time, SWM’s headquarters will be in Alpharetta, Georgia.

(e)                SWM shall change the name and the NYSE ticker symbol of SWM to such new name and ticker symbol as mutually agreed upon by the Parties, which change may occur as of or after the Effective Time.

7.13                 Acquisition Proposals.

(a)                Each Party agrees that it will not, and will cause each of its Subsidiaries and its and its Subsidiaries’ respective executive officers and directors, and will use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal, except to notify a person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 7.13 or solely to clarify whether any such inquiry or offer constitutes an Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 7.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite SWM Vote, in the case of SWM, or the Requisite Neenah Vote, in the case of Neenah, a Party receives an unsolicited bona fide written Acquisition Proposal that the Board of Directors of such Party determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) is, or is reasonably likely to lead to, a Superior Proposal, such Party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the Acquisition Proposal; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each Party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Neenah or SWM, as applicable, with respect to any Acquisition Proposal. Each Party will promptly (within twenty-four (24) hours) advise the other Parties following receipt by such Party of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other Parties with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other Parties apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each Party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(b)                Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

7.14                Public Announcements. SWM and Neenah agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the Parties. Thereafter, each of the Parties agrees that no public release or announcement or other public statement concerning this Agreement or the transactions contemplated hereby shall be issued by any Party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use its reasonable best efforts to consult with the other Parties about, and allow the other Parties reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement, including any investor presentations, in compliance with this Section 7.14. Notwithstanding anything to the contrary herein, this Section 7.14 will not apply to any communications (i) regarding an Acquisition Proposal, Superior Proposal, SWM Intervening Event, Neenah Intervening Event or any Recommendation Change, or Neenah or SWM response thereto or (ii) in connection with any dispute between or among the Parties regarding this Agreement, the Merger or the other transactions contemplated hereby.

7.15                Change of Method. To the fullest extent permitted by applicable law, SWM and Neenah shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of SWM and Neenah, if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the

Exchange Ratio or the number of shares of SWM Common Stock received by holders of Neenah Common Stock in exchange for each share of Neenah Common Stock, (ii) adversely affect the Tax treatment of Neenah’s stockholders or SWM’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of SWM or Neenah pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by the Parties in accordance with Section 10.1.

7.16                 Takeover Statutes. None of SWM, the SWM Board, Neenah or Neenah Board shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, SWM, the SWM Board, Neenah or Neenah Board will grant such approvals and use reasonable best efforts to take such other actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

7.17                 Financing and Indebtedness

(a)                SWM shall use its reasonable best efforts, in close collaboration with Neenah, to cause to be taken all actions necessary to obtain the Financing on the terms and subject to the conditions described in the Commitment Letter, including using its reasonable best efforts to: (i) maintain in effect the Commitment Letter and negotiate and enter into definitive agreements with respect to the Financing (A) on the terms and subject to the conditions reflected in the Commitment Letter or (B) on other terms that are acceptable to SWM and Neenah and that would not materially and adversely impact the ability of SWM to consummate the transactions contemplated by this Agreement without delay; (ii) comply without delay with all covenants, and satisfy without delay all conditions, required to be complied with or satisfied by SWM in the Commitment Letter and in such definitive agreements; (iii) cause the Financing to be consummated at such time or from time to time as is necessary for SWM to satisfy its obligations under this Agreement, including, without limitation, to refinance the outstanding Neenah credit facilities and term loan; (iv) pay any and all commitment or other fees in a timely manner that become payable by SWM under the Commitment Letter following the date of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, SWM shall not be required to, and SWM shall not be required to cause any other person to, commence, participate in, pursue or defend any action against or involving any of the persons that have committed to provide any portion of, or otherwise with respect to, the Financing. In the event any portion of the Financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the Commitment Letter for any reason or the Commitment Letter shall be terminated or modified in a manner materially adverse to SWM or Neenah for any reason, SWM shall promptly so notify Neenah, and shall use its reasonable best efforts, in close collaboration and consultation with Neenah, to obtain, as promptly as practicable, and in no event later than the Termination Date, from the same and/or alternative financing sources alternative financing on terms not materially less favorable to SWM or Neenah than the terms of the Financing in an amount equal to the lesser of (i) an amount sufficient to consummate transactions contemplated by this Agreement (after taking into consideration the funds otherwise available to SWM and the Surviving Entity), and (ii) the amount of financing that was contemplated by the Commitment Letter on the date of this Agreement. In the event any alternative or substitute financing is obtained by SWM in accordance with the terms of this Section 7.17 (the “Alternative Financing”), references in this Agreement to the Financing shall be deemed to refer to the Alternative Financing, and if a new financing commitment letter is entered into in connection with such Alternative Financing (the “New Commitment Letter”), references in this Agreement to the Commitment Letter shall be deemed to refer to the New Commitment Letter. SWM will promptly provide Neenah with a copy of all drafts of any proposed New Commitment Letter as well as any New Commitment Letter ultimately obtained by SWM in connection with an Alternative Financing as promptly as practicable following the execution thereof.

(b)                SWM shall (i) keep Neenah fully informed with respect to all material activity concerning the status of the Financing, including the status of SWM’s efforts to comply with their respective covenants under, and satisfy the conditions contemplated by, the Commitment Letter, (ii) give Neenah prompt notice of any proposed material change to the terms and conditions of the Financing, and event or change that would reasonably be expected to materially and adversely affect the ability of SWM to consummate the Financing, (iii) provide, and direct the Financing sources to promptly provide, Neenah with all material correspondence relating to the Financing, including drafts of all agreements to effect the Financing and offering documents with respect to the Financing and substantially contemporaneously with SWM or its counsel receiving or distributing the same, and give Neenah a reasonable opportunity to review and comment on drafts of such agreements and documents, and (iv) include a representative appointed by Neenah (a “Neenah Financing Representative”) in all meetings (whether in person or virtual) and discussions with SWM’s financing sources and their counsel regarding material provisions of the documentation and logistics for the Financing. Without limiting the generality of the immediately preceding sentence, SWM shall not, without the prior written consent of Neenah in each instance (not to be unreasonably withheld in the case of clause (D) below), amend, supplement or otherwise modify, or grant any waivers under, the Commitment Letter in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) that would: (A) expand in any material respect, or amend, supplement or otherwise modify in a manner materially adverse to SWM or Neenah, the conditions to the Financing set forth in the Commitment Letter; (B) prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; (C) subject to SWM’s right to obtain substitute financing set forth in Section 7.17, reduce the aggregate amount of financing set forth in the Commitment Letter to an amount below the amount needed (in combination with all funds held by or otherwise available to SWM) to consummate the transactions contemplated by this Agreement; or (D) expand in any material respect, or amend, supplement or otherwise modify in a manner materially adverse to SWM or Neenah, the covenants or obligations of Neenah. SWM shall not make any decisions regarding (x) the appointment of additional, agents, co-agents, arrangers, arrangers, co-arrangers, managers, co-managers, book-runners or co-bookrunners, or the awarding of any titles, in connection with the Commitment Letter or the Engagement Letter, (y) the awarding of any compensation, or the allocation of economics, to financial institutions or their affiliates in connection with the Financing, other than as provided in the Commitment Letter or the Engagement Letter, or (z) the identification of Disqualified Institutions (as defined in the Commitment Letter), in each case without Neenah’s prior written consent. SWM shall not release or consent to the termination of the obligations of the lenders under the Commitment Letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Commitment Letter in a manner that would not reasonably be expected to materially and adversely affect the ability of SWM to consummate the Financing without delay.

(c)                Neenah shall provide, and shall cause the Neenah Subsidiaries, the Neenah Financing Representative, the other Representatives of Neenah and the Neenah Subsidiaries to provide, at SWM’s sole cost and expense, all reasonable cooperation in connection with the arrangement of the Financing as may be requested by SWM and that is necessary or customary or desirable in connection with SWM’s efforts to obtain the Financing, including (i) participation by the Neenah Financing Representative and senior management of Neenah, at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one conference or virtual calls with Financing Parties and potential Financing Parties, including prospective investors in any Financing involving the issuance of securities), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other customary syndication activities, (ii) furnishing SWM and its Representatives with all Specified Financial Information and such other customary financial and other information regarding Neenah and the Neenah Subsidiaries as may reasonably be requested by, and is necessary for, SWM or Merger Sub to fulfill the conditions and obligations applicable to it under the Commitment Letter, in each case, as and when it becomes available; (iii) assisting SWM and its financing sources in the preparation of (A) offering documents, offering memoranda, offering circulars, private placement memoranda, registration statements, prospectuses, syndication documents and other syndication materials (including providing customary authorization letters related thereto), including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents to be used in connection with any portion of the Financing and (B) materials for rating agency presentations, including by providing any financial information and other data required to prepare any pro forma financial statements that are required under applicable securities Laws to be included in, or as may otherwise be reasonably required for and are customarily included in the foregoing financing materials, (iv) assisting in the preparation of definitive financing documents, as may be reasonably requested by SWM or Neenah, (v) facilitating the pledging of collateral for the Financing, (vi) using commercially reasonable efforts to obtain such consents, approvals, authorizations and instruments which may be reasonably requested by SWM in connection with the Financing and collateral arrangements, including, without limitation, customary payoff letters, releases of liens, instruments of termination or discharge, legal opinions, surveys and title insurance, (vii) using commercially reasonable efforts to ensure that the syndication efforts for the Financing benefit from Neenah’s existing lending and banking relationships, (viii) using commercially reasonable efforts in assisting SWM in its efforts to obtain corporate credit or family ratings of SWM; (ix) assisting in the implementation of any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and the other transactions contemplated by this Agreement, regarding each Party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the Parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a Party’s or its Subsidiaries’ credit agreements or senior notes, (x) causing Neenah’s independent registered accounting firm to provide customary assistance, including by using reasonable best efforts to cause Neenah’s independent registered accounting firm (A) to provide customary comfort letters (including “negative assurance” comfort) in connection with any capital markets transaction comprising a part of the Financing to the applicable Financing Parties, (B) to provide any necessary consent to the inclusion of its audit report in respect of any financial statements of Neenah included or incorporated in any of the applicable financing materials referred to herein, and (C) to participate in a reasonable number of due diligence sessions at reasonable times and locations and upon reasonable prior notice; provided, at Neenah’s option, any such session may be conducted virtually by videoconference or other media, and including by using reasonable best efforts to provide customary representation letters to the extent required by such independent registered accounting firm in connection with the foregoing, (xi) cooperating with the due diligence of Financing Parties and their Representatives in connection with the Financing, to the extent customary and reasonable, including the provision of all such information requested with respect to the property and assets of Neenah and its Subsidiaries and by providing to internal and external counsel of SWM, Merger Sub and the Financing Parties, as applicable, customary back-up certificates and factual information to support any legal opinion that such counsel may be required to deliver in connection with the Financing; provided, that, Neenah and its affiliates shall not be required to deliver or cause the delivery of any legal opinions related to the Financing, (xii) delivering, at least five (5) business days prior to Closing, to the extent reasonably requested in writing at least ten (10) business days prior to Closing, all documentation and other information regarding Neenah and the Neenah Subsidiaries that any Financing Party reasonably determines is required by domestic and foreign regulatory authorities under applicable “know your customer” and domestic and foreign anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and, to the extent required by any Financing Party, a beneficial ownership certificate (substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association) in respect of any of Neenah or any of the Neenah Subsidiaries that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), and (xiii) facilitating the consummation of the Financing, including cooperating with SWM to satisfy the conditions precedent to the Financing to the extent within the control of Neenah and the Neenah Subsidiaries, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by SWM to permit the consummation of the Financing; provided that neither Neenah nor any Neenah Subsidiary shall be required to pay any commitment or any other fee in connection with the Financing. Without limiting the generality of the foregoing, Neenah shall ensure that all financial and other projections concerning Neenah and the Neenah Subsidiaries that are made available to SWM after the date of this Agreement are prepared in good faith. Without limiting the generality of the foregoing provisions of this paragraph, SWM will include one or more Neenah Financing Representatives in all meetings (whether in person or virtual) and discussions with rating agencies and will not submit or present any materials to the rating agencies or prospective lenders without Neenah’s prior consent in each instance. Neenah hereby consents to the use of its logos in connection with the Financing.

(d)                SWM and Neenah each acknowledge and agree that neither the obtaining of the Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Financing or any Alternative Financing, is a condition to the consummation of the Merger.

7.18                 Exemption from Liability Under Section 16(b). SWM and Neenah agree that, in order to most effectively compensate and retain Neenah Insiders, both prior to and after the Effective Time, it is desirable that Neenah Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Neenah Common Stock into shares of SWM Common Stock in the Merger and the conversion of Neenah Equity Awards into corresponding SWM Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 7.18. Neenah shall deliver to SWM in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Neenah subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Neenah Insiders”), and the SWM Board and Neenah Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Neenah) any dispositions of Neenah Common Stock or Neenah Equity Awards by Neenah Insiders, and (in the case of SWM) any acquisitions of SWM Common Stock or SWM Equity Awards by any Neenah Insiders who, immediately following the Merger, will be officers or directors of SWM subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule  16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

7.19                 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable law, upon the reasonable request of another Party, each Party shall, and shall cause its Subsidiaries to, during normal business hours, reasonably cooperate with such other Party and its Subsidiaries to facilitate the integration of the Parties and their respective businesses effective as of the Closing Date or such later date as may be determined by the Parties. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, and consistent with the performance of their day-to-day operations and the continuous operation of the Parties and their Subsidiaries in the Ordinary Course of Business, and subject to any requirements under applicable law, each Party shall use reasonable best efforts to cause its and its Subsidiaries’ employees and officers to take reasonable actions and assist the other Parties in performing all tasks, including providing assistance with respect to conversion planning and customer communications and notices (including joint communications and notices relating to anticipated account changes or systems conversion), reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by the Parties. No Party nor any of their respective Subsidiaries shall be required to take any action under this Section 7.19 if such action would unduly disrupt its business.

7.20                Certain Tax Matters.

(a)                Each of SWM and Neenah (i) shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) shall not take or knowingly fail to take (and shall cause its affiliates not to take or knowingly fail to take) any action that would reasonably be expected to (A) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (B) prevent or impede Neenah from being able to deliver one or more executed representation letters pursuant to Section 7.20(b), or (C) prevent or impede SWM from being able to deliver one or more executed representation letters pursuant to Section 7.20(b).

(b)                Each of SWM and Neenah shall use its reasonable best efforts and shall cooperate with one another to obtain the opinion(s) of counsel and any similar opinions required to be delivered in connection with the effectiveness of the S-4. In connection with the foregoing, SWM shall use its reasonable best efforts to deliver to the Tax counsel of Neenah and the SWM, one or more representation letters (in form and substance reasonably satisfactory to such applicable counsel) dated as of the Closing Date (and, if requested, dated as of the date the S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the S-4) and signed by an officer of SWM, and Neenah shall use its reasonable best efforts to deliver to Tax counsel of Neenah and the SWM one or more representation letters (in form and substance reasonably satisfactory to such applicable Tax counsel) dated as of the Closing Date (and, if requested, dated as of the date the S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the S-4) and signed by an officer of Neenah.

(c)                If Neenah Tax Counsel advises Neenah that it will not deliver a written opinion to Neenah as required under Section 8.2(c) or SWM Tax Counsel (as defined below) advises SWM that it will not deliver a written opinion to SWM as required under Section 8.3(c), Neenah or SWM, as the case may be, shall notify the other party and use its reasonable best efforts to engage a law firm of recognized national standing expert in the matters at issue and reasonably acceptable to the other party (such selected firm, the “Additional Tax Counsel”) to serve as tax counsel for purposes of Section 8.2(c) or Section 8.3(c), as applicable.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1                Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                Stockholder Approvals. The Requisite SWM Vote and the Requisite Neenah Vote shall have been obtained.

(b)                NYSE Listing. The shares of SWM Common Stock that shall be issuable to Neenah stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c)                Regulatory Approvals. The Requisite Regulatory Approvals shall have been made or obtained, or deemed obtained as a result of the expiration of all statutory waiting periods in respect thereof, as required.

(d)                 S-4. The S-4 shall have become effective in accordance with the applicable provisions of the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and remain in effect, and no Proceedings for such purpose shall have been commenced by the SEC, unless subsequently withdrawn.

(e)                No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits or makes illegal consummation of the Merger.

8.2                 Conditions to Obligations of SWM and Merger Sub. The obligation of SWM and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by SWM and Merger Sub, at or prior to the Effective Time, of the following conditions:

(a)                Representations and Warranties. The representation and warranty of Neenah set forth in Section 3.8(a) (after giving effect to the lead-in to ARTICLE III) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Neenah set forth in Section 3.1(a), Section 3.2(a), Section 3.3(a) and Section 3.7 (in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Neenah set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Neenah. SWM shall have received a certificate dated as of the Closing Date and signed on behalf of Neenah by the Chief Executive Officer or the Chief Financial Officer of Neenah to the foregoing effect.

(b)                Performance of Obligations of Neenah. Neenah shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and SWM shall have received a certificate dated as of the Closing Date and signed on behalf of Neenah by the Chief Executive Officer or the Chief Financial Officer of Neenah to such effect.

(c)                Neenah shall have received the opinion of Bryan Cave Leighton Paisner LLP (“Neenah Tax Counsel”) (or, if Neenah Tax Counsel advises that it will not deliver a written opinion to Neenah, a written opinion from the Additional Tax Counsel), in customary form and substance reasonably satisfactory to SWM, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Neenah Tax Counsel may require and rely upon representations contained in certificates of officers of SWM and Neenah, reasonably satisfactory in form and substance to Neenah Tax Counsel.

8.3                 Conditions to Obligations of Neenah. The obligation of Neenah to effect the Merger is also subject to the satisfaction, or waiver by Neenah, at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties. The representation and warranty of SWM set forth in Section 4.10(a) (after giving effect to the lead-in to ARTICLE IV) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of SWM set forth in Section 4.1(a), Section 4.2(a), Section 4.3(a) and Section 4.9 (in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of SWM and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on SWM. Neenah shall have received a certificate dated as of the Closing Date and signed on behalf of SWM by the Chief Executive Officer or the Chief Financial Officer of SWM to the foregoing effect.

(b)                Performance of Obligations of SWM. SWM shall have performed (i) in all respects the obligations, covenants and agreements required to be performed by it (and within its control) pursuant to the first two sentences of Section 7.12(a) at or prior to the Closing Date and (ii) in all material respects all other obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Neenah shall have received a certificate dated as of the Closing Date and signed on behalf of SWM by the Chief Executive Officer or the Chief Financial Officer of SWM to such effect.

(c)                SWM shall have received the opinion of King & Spalding LLP (“SWM Tax Counsel”) (or, if SWM Tax Counsel advises that it will not deliver a written opinion to SWM, a written opinion from the Additional Tax Counsel), in customary form and substance reasonably satisfactory to Neenah, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, SWM Tax Counsel may require and rely upon representations contained in certificates of officers of Neenah and SWM, reasonably satisfactory in form and substance to SWM Tax Counsel.

ARTICLE IX

TERMINATION

9.1                Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Neenah Vote or the Requisite SWM Vote:

(a)                by mutual written consent of SWM and Neenah;

(b)                by either SWM or Neenah if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, unless the failure to obtain a Requisite Regulatory Approval or the issuance of any such order, injunction, decree or other legal restraint or prohibition shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth herein;

(c)                by either SWM or Neenah if the Merger shall not have been consummated on or before December 31, 2022 (as may be extended herein, the “Termination Date”); provided, that, if, on the Termination Date, any of the Requisite Regulatory Approvals shall not have been obtained and all of the other conditions set forth in ARTICLE VIII have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof assuming such date were the Closing Date), then the Termination Date will be automatically extended for sixty (60) days or such longer period as is mutually agreed by the Parties, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth herein;

(d)                by either SWM or Neenah (provided, that the terminating Party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Neenah, in the case of a termination by SWM, or SWM, in the case of a termination by Neenah, which breach or failure to be true, either individually or in the aggregate with all other breaches by such Party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 8.2, in the case of a termination by SWM, or Section 8.3, in the case of a termination by Neenah, and which is not cured within forty-five (45) days following written notice to Neenah, in the case of a termination by SWM, or SWM, in the case of a termination by Neenah, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)                by Neenah, if (i) SWM or the SWM Board shall have made a Recommendation Change or (ii) SWM or the SWM Board shall have breached its obligations under Section 7.3 or Section 7.13 in any material respect;

(f)                by SWM, if (i) Neenah or Neenah Board shall have made a Recommendation Change or (ii) Neenah or Neenah Board shall have breached its obligations under Section 7.3 or Section 7.13 in any material respect;

(g)                By either SWM or Neenah, if the Requisite Neenah Vote shall not have been obtained at Neenah Meeting duly convened therefor, including at any adjournment thereof; or

(h)                By either SWM or Neenah, if the Requisite SWM Vote shall not have been obtained at the SWM Meeting duly convened therefor, including at any adjournment thereof.

9.2                Effect of Termination.

(a)                In the event of termination of this Agreement by either SWM or Neenah as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of SWM, Neenah, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 7.2(c) (Access to Information; Confidentiality), Section 7.14 (Public Announcements), this Section 9.2 and ARTICLE X shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither SWM nor Neenah shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)                In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to Neenah Board or senior management of Neenah or shall have been made directly to the stockholders of Neenah or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to Neenah Meeting) an Acquisition Proposal, in each case with respect to Neenah and (A) thereafter this Agreement is terminated (x) by either SWM or Neenah pursuant to Section 9.1(c) without the Requisite Neenah Vote having been obtained (and all other conditions set forth in Section 8.1 and Section 8.3 were satisfied or were capable of being satisfied prior to such termination), (y) by either SWM or Neenah pursuant to Section 9.1(g), as a result of the Requisite Neenah Vote not having been obtained or (z) by SWM pursuant to Section 9.1(d) as a result of a willful and material breach, and (B) prior to the date that is twelve (12) months after the date of such termination, Neenah enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Neenah shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay SWM, by wire transfer of same-day funds, a fee equal to $24,000,000 (the “Termination Fee”); provided, that for purposes of this Section 9.2(b), all references in the definition of Acquisition Proposal to “twenty-five percent (25%) or more” shall instead refer to “more than fifty percent (50%).”

(c)                In the event that this Agreement is terminated by SWM pursuant to Section 9.1(f), then Neenah shall pay SWM, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d)                In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the SWM Board or senior management of SWM or shall have been made directly to the stockholders of SWM or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the SWM Meeting) an Acquisition Proposal, in each case with respect to SWM and (A) thereafter this Agreement is terminated (x) by either SWM or Neenah pursuant to Section 9.1(c) without the Requisite SWM Vote having been obtained (and all other conditions set forth in Section 8.1 and Section 8.2 were satisfied or were capable of being satisfied prior to such termination), (y) by either SWM or Neenah pursuant to Section 9.1(h), as a result of the Requisite SWM Vote not having been obtained or (z) by Neenah pursuant to Section 9.1(d) as a result of a willful and material breach, and (B) prior to the date that is twelve (12) months after the date of such termination, SWM enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then SWM shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Neenah the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 9.2(d), all references in the definition of Acquisition Proposal to “twenty-five percent (25%) or more” shall instead refer to “more than fifty percent (50%).”

(e)                In the event that this Agreement is terminated by Neenah pursuant to Section 9.1(e), then SWM shall pay Neenah, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(f)                Notwithstanding anything to the contrary herein, but without limiting the right of any Party to recover liabilities or damages to the extent permitted herein, in no event shall a Party be required to pay the Termination Fee more than once.

(g)                Each of SWM and Neenah acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not enter into this Agreement; accordingly, if SWM or Neenah, as the case may be, fails promptly to pay the amount due pursuant to this Section 9.2, and, in order to obtain such payment, the other Parties commences a suit which results in a judgment against the non-paying Party for the Termination Fee or any portion thereof, such non-paying Party shall pay the costs and expenses of the other Parties (including attorneys’ fees and expenses) in connection with such suit. In addition, if SWM or Neenah, as the case may be, fails to pay the amounts payable pursuant to this Section 9.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE X

GENERAL PROVISIONS

10.1                 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties at any time before or after the receipt of the Requisite SWM Vote or the Requisite Neenah Vote; provided, however, that after the receipt of the Requisite SWM Vote or the Requisite Neenah Vote, there may not be, without further approval of the stockholders of SWM or Neenah, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

10.2                Extension; Waiver. At any time prior to the Effective Time, each of the Parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other Parties, waive any inaccuracies in the representations and warranties of the Parties contained herein or in any document delivered by such other Parties pursuant hereto, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite SWM Vote or the Requisite Neenah Vote, there may not be, without further approval of the stockholders of SWM or Neenah, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.3                 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 7.7, Section 9.2 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

10.4                 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and the S-4 and all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by SWM and Neenah.

10.5                 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)                        if to Neenah, to:

Neenah, Inc.

3460 Preston Ridge Road

Alpharetta, Georgia 30005

Attention: Noah Benz

E-mail: [*****]

With a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, 14th Floor

1201 W. Peachtree St., N.W.

Atlanta, GA

30309-3471 USA

Attention:    Rick Miller; Terrence Childers; Eliot Robinson

E-mail:        rick.miller@bclplaw.com; terrence.childers@bclplaw.com;

                     eliot.robinson@bclplaw.com

and

(b)                    if to SWM, to:

Schweitzer-Mauduit International, Inc.

100 North Point Center East, Suite 600

Alpharetta, Georgia 30022

Attention: Ricardo Nunez

E-mail: [*****]

With a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree St NE

Atlanta, GA 30309

Attention: Keith Townsend; Rahul Patel; Robert J. Leclerc

Email: ktownsend@kslaw.com; rpatel@kslaw.com; rleclerc@kslaw.com

10.6                 Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” unless preceded by a negative predicate. The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. The Neenah Disclosure Schedules and the SWM Disclosure Schedules, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any Party or person to take any action in violation of applicable law.

10.7                 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

10.8                Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

10.9                 Governing Law; Jurisdiction     .

(a)                This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(b)                Each Party agrees that it will bring any Proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such Proceeding will be effective if notice is given in accordance with Section 10.5.

10.10                Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT

OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11                 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.7 and this Section 10.11, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding anything to the contrary in the foregoing, the Continuing SWM Directors and Continuing Neenah Directors (as defined in the SWM Bylaw Amendment) shall be express third party beneficiaries of Section 7.12 and the SWM Bylaw Amendment, from and after the Effective Time.

10.12                 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

10.13                 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

10.14                 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a Contract and each Party forever waives any such defense.

10.15                Financing Parties. Notwithstanding anything in this Agreement to the contrary, but without in any way limiting the rights and claims of SWM under and pursuant to any commitment letter or any definitive agreement entered into by SWM with respect to any debt financing arrangements in connection with the Merger, including the Commitment Letter (the “Financing Documents”), Neenah, on behalf of itself, Neenah Subsidiaries and its controlled affiliates, hereby:

(a)                agrees that any Proceeding involving the Financing Parties, whether in law or in equity, whether in contract or in tort or otherwise, in any way arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of, and shall be brought and heard and determined exclusively in, any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court;

(b)                agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise expressly provided in the Financing Documents;

(c)                agrees not to bring or support or permit any of its affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York;

(d)                agrees that service of process upon Neenah, Neenah Subsidiaries or its controlled affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 10.5;

(e)                irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court;

(f)                knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(g)                agrees that none of the Financing Parties will have any liability to Neenah or any of its Subsidiaries or any of their respective affiliates or Representatives (in each case, other than SWM or the SWM Subsidiaries, if applicable, pursuant to its rights under a commitment letter or definitive financing agreement entered into by SWM with a Financing Party with respect to any debt financing arrangements in connection with the Merger) in any way relating to or arising out of this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and waives any and all claims and causes of action against the Financing Parties in any way relating to or arising out of the foregoing;

(h)                agrees not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any Proceeding against, or otherwise make or seek to enforce any claims against or seek to recover any monetary damages from, any Financing Party under or in connection with this Agreement, the Financing Documents or the transactions contemplated hereby or thereby;

(i)                agrees that the Financing Parties are express third party beneficiaries of, and may enforce, this Section 10.15 and any of the provisions in this Agreement reflecting the agreements in this Section 10.15; and

(j)                agrees that the provisions in this Section 10.15 and the definitions of “Financing Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Financing Parties without the prior written consent of the Financing Parties to the Commitment Letter.

(k)                As used in this Agreement, “Financing Parties” shall mean the Persons that have committed to provide or arrange or otherwise entered into agreements to provide or arrange the Financing or other debt financings (or relating to any other Alternative Financing) in connection with the transactions contemplated by this Agreement, including the parties to the Commitment Letter and any joinder agreements, credit agreements and the other definitive documents relating thereto (or any other Alternative Financing)and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

Signature Page Follows

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

NEENAH, INC.

By:	/s/ Julie A. Schertell
Name: Julie A. Schertell
Title: Chief Executive Officer

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

By:	/s/ Jeffrey Kramer
Name: Jeffrey Kramer
Title: Chief Executive Officer

SAMURAI WARRIOR MERGER SUB, INC.

By:	/s/ Jeffrey Kramer
Name: Jeffrey Kramer
Title: Chief Executive Officer

Execution Page

ANNEX B

FAIRNESS OPINION OF J.P. MORGAN

March 27, 2022

The Board of Directors

Schweitzer-Mauduit International, Inc.

100 North Point Center East, Suite 600

Alpharetta, GA 30022

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Schweitzer-Mauduit International, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company with Neenah, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”) and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock owned by the Company, Merger Partner or any wholly-owned subsidiaries of the Company or Merger Partner (in each case, other than shares of Merger Partner Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties), will be converted into the right to receive 1.358 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.10 per share (the “Company Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft of March 27, 2022 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the Company’s management relating to the businesses of the Company and the Merger Partner, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger

Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, Merger Sub and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Merger Partner for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on the Company’s credit facilities in February 2021 and January 2021, as well as financial advisor to the Company in connection with its acquisition of Scapa Group plc, which closed in April 2021. Such services for the Merger Partner during such period have included acting as sole lead arranger and bookrunner on a credit facility in November 2021 and joint lead arranger and bookrunner on credit facilities in April 2021 and June 2020. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Merger Partner, for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments. On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

ANNEX C

FAIRNESS OPINION OF PERELLA WEINBERG

March 27, 2022

The Board of Directors

Neenah, Inc.

3460 Preston Ridge Road

Alpharetta, Georgia 30005

Members of the Board:

We understand that Neenah, Inc., a Delaware corporation (“Neenah”), Schweitzer-Mauduit International, Inc., a Delaware corporation (“SWM”), and Samurai Warrior Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of SWM (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge (the “Merger”) with and into Neenah, as a result of which Neenah will become a wholly-owned subsidiary of SWM, and each share of common stock, par value $0.01 per share (the “Neenah Common Stock”), of Neenah issued and outstanding immediately prior to the effective time of the Merger, other than shares of Neenah Common Stock that are owned by Neenah or SWM or any direct or indirect wholly-owned subsidiaries of Neenah or SWM (in each case other than shares of Neenah Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties), will be converted into the right to receive 1.358 shares (the “Exchange Ratio”) of common stock, par value $0.10 per share (the “SWM Common Stock”), of SWM. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of outstanding shares of Neenah Common Stock (other than SWM and its affiliates) of the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Neenah and SWM, including equity research analyst reports;

2.

reviewed certain internal financial statements, analyses and forecasts (the “Neenah Forecasts”) and other internal financial information and operating data relating to the business of Neenah, in each case, prepared by management of Neenah and approved for our use by management of Neenah;

3.

reviewed certain internal financial statements, analyses and forecasts (the “SWM Management Forecasts”) and other internal financial information and operating data relating to the business of SWM, in each case, prepared by management of SWM as well as a sensitivities case developed by Neenah management (the “SWM Sensitivities Case”) and approved for our use by management of Neenah;

4.

discussed the past and current business, operations, financial condition and prospects of Neenah and the combined company with senior management of Neenah, the Board of Directors of Neenah, and other representatives and advisors of Neenah;

5.

discussed the past and current business, operations, financial condition and prospects of SWM and the combined company with senior executives of Neenah and SWM, the Board of Directors of Neenah, and other representatives and advisors of Neenah and SWM;

6.	discussed with members of the senior managements of Neenah and SWM their assessment of the strategic rationale for, and the potential benefits of, the Merger;

7.

reviewed certain estimates as to the amount and timing of certain cost savings and related expenses, operating efficiencies and financial synergies anticipated by management of Neenah to result from the consummation of the Merger (the “Synergies”) as approved for our use by the management of Neenah;

8.	compared the financial performance of Neenah and SWM with that of certain publicly-traded companies which we believe to be generally relevant;

9.

reviewed the historical trading prices and trading activity for Neenah Common Stock and the SWM Common Stock and compared such price and trading activity with that of securities of certain publicly-traded companies which we believe to be generally relevant;

10.	participated in discussions among representatives of Neenah and SWM and their respective advisors;

11.	Reviewed a draft of the Merger Agreement dated March 27, 2022; and

12.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by us (including information that was available from public sources) and have further relied upon the assurances of management of Neenah that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to Neenah Forecasts, we have been advised by management of Neenah and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Neenah as to the future financial performance of Neenah and the other matters covered thereby and we express no view as to the reasonableness of the assumptions on which they are based. With respect to the SWM Management Forecasts, we have been advised by management of SWM and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of SWM as to the future financial performance of SWM and the other matters covered thereby and we express no view as to the reasonableness of the assumptions on which they are based. With respect to the SWM Sensitivities Case, we have been advised by management of Neenah and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Neenah as to the future financial performance of SWM and the other matters covered thereby and we express no view as to the reasonableness of the assumptions on which they are based. With respect to the Synergies, we have been advised by management of Neenah and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Neenah as to the matters covered thereby and we express no view as to the reasonableness of the assumptions on which they are based. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Neenah, SWM or any of their respective subsidiaries. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Neenah, SWM or any other party. In addition, we have not evaluated the solvency of any party to the Merger Agreement, or the impact of the Merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the final Merger Agreement will not differ from the draft of the Merger Agreement reviewed by us in any respect material to our analysis or this opinion. We have also assumed that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis and this opinion, (ii) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis and this opinion, and (iii) the Merger will be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement, without any modification, amendment, waiver or delay that would be material to our analysis or this opinion. In addition, we have assumed that in connection with the receipt of all approvals and consents required in connection with the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would be material to our analysis.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Neenah Common Stock (other than SWM and its affiliates) of the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Merger Agreement, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We express no opinion as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of Neenah, as to the underlying decision by Neenah to engage in the Merger or as to the relative merits of the Merger compared with any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document although we have assumed with your consent for purposes of our analysis that the Merger will receive the tax treatment contemplated by the Merger Agreement. This opinion does not address any legal, tax, regulatory or accounting matters, as to which we understand Neenah has received such advice as it deems necessary from qualified professionals. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of Neenah.

We have acted as financial advisor to Neenah with respect to the Merger and this opinion and will receive a fee for our services, a portion of which becomes payable upon delivery of this opinion (or would have become payable if we had advised Neenah that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Merger. We will also be entitled to receive a termination fee equal to a portion of any break-up fee that Neenah may receive as a result of the termination of the Merger Agreement. In addition, Neenah has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

Perella Weinberg Partners LP and its affiliates, including Tudor, Pickering, Holt & Co., as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We and our affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services. We have provided investment banking services to Neenah or its affiliates unrelated to the Merger for which we received compensation, including during two-year period prior to the date hereof, acting as financial advisor to Neenah in connection with the acquisition by Neenah of Global Release Liners, S.L. During the two-year period prior to the date hereof, no material investment banking relationship existed between Perella Weinberg Partners LP or its affiliates, on the one hand, and SWM or any of its affiliates, on the other hand, pursuant to which we or our affiliates has received or anticipates receiving compensation. However, we and our affiliates in the future may provide investment banking and other financial services to SWM and/or Neenah and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Neenah, SWM or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Merger. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of Neenah in connection with, and for the purpose of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any holder of Neenah Common Stock as to how such holder should vote or otherwise act with respect to the proposed Merger or any other matter. We express no opinion as to what the value of the SWM Common Stock actually will be when issued or the prices at which Neenah Common Stock or SWM Common Stock will trade at any time, including following announcement or completion of the Merger. Our opinion is necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of outstanding shares of Neenah Common Stock (other than SWM and its affiliates).

Very truly yours,

/s/ Perella Weinberg Partners LP

PERELLA WEINBERG PARTNERS LP

Annex D

Form of SWM Bylaw Amendment

1.	The first paragraph of By-Law 16 shall be amended and restated in its entirety as follows:

Subject to By-Law 22A, the number of Directors of the corporation shall be fixed by resolution of the Board from time to time and, until otherwise determined, shall not be less than six (6) nor more than twelve (12); provided, however, that no decrease in the number of Directors shall have the effect of shortening the term of an incumbent director. Subject to By-Law 22A, the specific number of Directors constituting the entire Board shall be as authorized from time to time exclusively by the affirmative vote of a majority of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation).

2.	By-Law 17 is amended by adding the following as a new fourth paragraph thereof:

From [DATE] [the date the By-Law amendment first inserting this sentence becomes effective] (the “Effective Date”) until the date of the annual meeting of stockholders to be held in 2025 (or if an annual meeting of stockholders is not held in 2025, until December 31, 2025) (such period, the “Governance Period”) a person shall not be eligible to serve as a Director if such person was nominated by the Board or any committee thereof and such nomination was not made in accordance with By-Law 22A.

3.	The first sentence of the first paragraph of By-Law 19 shall be amended and restated in its entirety as follows:

Subject to the rights of holders of any series of Preferred Stock or any other class of capital stock of the corporation (other than Common Stock) then outstanding, nominations for election of Directors may be made by (i) subject to By-Law 22A, the affirmative vote of a majority of the entire Board or (ii) by any stockholder of record entitled to vote generally in the election of Directors complying with this By-Law 19.

4.	By-Law 20 shall be amended and restated in its entirety as follows:

Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the corporation (other than the Common Stock) then outstanding, any vacancies in the Board for any reason and any newly created Directorships resulting by reason of any increase in the number of Directors may, if occurring prior to the expiration of the term of office in which such vacancy or increase occurs, be filled only by the Board, acting by the affirmative vote of a majority of the remaining Directors then in office, although less than a quorum, and any Directors so elected shall hold office until the next election of the Class to which such Director was appointed and until their successors are elected and qualified or the earlier of such Director’s death, resignation or removal; provided, however, that during the Governance Period, the power of Directors to fill vacancies shall be subject to By-Law 22A.

5.	A new By-Law 22A shall be inserted between By-Law 22 and By-Law 23 as follows:

Notwithstanding anything to the contrary in these By-Laws, during the Governance Period, the number of Directors constituting the entire Board shall be fixed at nine (9) Directors, (i) five (5) of whom initially shall be persons designated by the corporation prior to the Effective Time and (ii) four (4) of whom initially shall be persons designated by Neenah prior to the Effective Time. The five (5) Directors initially designated by the corporation prior to the Effective Time shall be selected from among the independent Directors of the corporation as of the date of execution of the Merger Agreement between the corporation and Neenah (as it may be amended from time to time, the “Merger Agreement”) (each, an “Initial SWM Director”), and shall include Mr. John Rogers, and the four (4) Directors initially designated by Neenah prior to the Effective Time shall be selected from among the directors of Neenah as of the date of execution of the Merger Agreement (each, an “Initial Neenah Director”), and shall include Ms. Julie Schertell. One Initial Neenah Director will serve in the Class of Directors standing for election at the next annual meeting of stockholders following the Effective Time, two Initial Neenah Directors will serve in the Class of Directors standing for election at the second annual meeting of stockholders following the Effective Time, and Ms. Schertell will serve in the Class of Directors standing for election at the third annual meeting of stockholders following the Effective Time. Vacancies on the Board created by the resignation, disqualification, removal from office or death of a Director shall be filled as follows:(x) in the case of a vacancy created by the resignation, disqualification, removal from office or death, or the nomination of a person following the end of the term of, a Continuing SWM Director, by a majority of the Continuing SWM Directors then in office and (y) in the case of a vacancy created by the resignation, disqualification, removal from office or death, or the nomination of a person following the end of the term of, a Continuing Neenah Director, a majority of the Continuing Neenah Directors then in office; provided, that any such appointment or nomination pursuant to clause (x) or (y) shall be made in accordance with applicable law and the rules of the New York Stock Exchange (or other national securities exchange on which the corporation’s securities are listed). For purposes of this By-Law 22A, (i) the term “Continuing SWM Directors” shall mean the Initial SWM Directors; any Directors who were subsequently appointed to fill a vacancy created by the resignation, disqualification, removal from office or death of an Initial SWM Director (or another Continuing SWM Director) pursuant to this By-Law 22A; and any Director who was nominated for election as a SWM Director, and (ii) the term “Continuing Neenah Directors” shall mean the Initial Neenah Directors; any Directors who were subsequently appointed to fill a vacancy created by the resignation, disqualification, removal from office or death of an Initial Neenah Director (or another Continuing Neenah Director) pursuant to this By-Law 22A; and any Director who was nominated for election as a Neenah Director.

During the Governance Period, and except during the existence of an emergency and except as otherwise provided in the Certificate of Incorporation, 75% of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation) shall constitute a quorum for the transaction of business. In the event that after two (2) successive attempts to convene a meeting following due notice provided by electronic means or overnight delivery service at least three (3) days in advance of each such meeting (which notice shall include a summary of the matters to be considered at such meeting), which attempt has failed due to the inability to establish a quorum, the quorum for the immediately succeeding third attempt to convene a meeting shall be reduced to a majority of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation); provided, however, that action taken at such meeting shall be limited to the matters set forth in the notice of the first meeting and the action of the majority of Directors present at a meeting at which a quorum is present shall be the act of the Board. During the existence of an emergency during the Governance Period, three Directors shall constitute a quorum for the transaction of business, provided that such quorum includes at least one independent Continuing Neenah Director and at least one Continuing SWM Director.

6.	The first paragraph of By-Law 27 shall be amended and restated in its entirety as follows:

Except during the existence of an emergency and except as otherwise provided in these By-Laws (including without limitation By-Law 22A) or in the Certificate of Incorporation, a majority of the entire Board of Directors (as defined in the Certificate of Incorporation), as fixed pursuant to these By-Laws, shall constitute a quorum for the transaction of business. Subject to By-Law 22A, during the existence of an emergency, three Directors shall constitute a quorum for the transaction of business. Subject to By-Law 22A, to the extent required to constitute a quorum at any meeting of the Board during an emergency, the officers of the corporation who are present shall be deemed, in order of rank and within the same rank in order of seniority, directors for such meeting. Subject to the provisions of the Certificate of Incorporation and except as otherwise provided in these By-Laws (including without limitation the Effective Time Amendments as defined in By-Law 61), the action of the majority of Directors present at a meeting at which a quorum is present shall be the act of the Board. In the event of lack of a quorum at any such meeting of the Board, a majority of the Directors present at such meeting may adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall be obtained. At any such adjourned meeting at which there is a quorum and except as otherwise provided in these By-Laws

(including without limitation By-Law 22A), any business may be transacted which might have been transacted at the meeting originally called.

7.	The last three sentences of By-Law 32 shall be amended and restated in their entirety as follows:

Subject to By-Law 37A, the Board may, by resolution approved by a majority of the entire Board, designate such other committees as it from time to time may deem appropriate; no such committee shall consist of fewer than two Directors, and the powers of each such Committee shall be limited to those specified in the resolution designating the committee or as set forth in a committee charter that has been approved by a majority vote of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation). The members of the standing committees of the Board shall all be independent Directors, as such term is defined from time to time by the New York Stock Exchange and by duly adopted resolution of the Board. Subject to By-Law 37A, the Board shall have the power at any time to fill vacancies in, to change the membership of or to dissolve any such committee.

8.	The first sentence of By-Law 33 shall be amended and restated in its entirety as follows:

Subject to By-Law 37A, each committee shall fix its own rules of procedure and shall meet where and as provided by such rules, but the presence of a majority shall be necessary to constitute a quorum, unless otherwise provided by these By-Laws.

9.	The second sentence of By-Law 34 shall be amended and restated in its entirety as follows:

Subject to By-Law 37A, the Board shall select the members of the Audit Committee from among the Directors who are not officers or employees of the corporation, who are otherwise independent and shall designate the Chairman of the Committee.

10.	The second sentence of By-Law 35 shall be amended and restated in its entirety as follows:

Subject to By-Law 37A, the Board shall select the members of the Compensation Committee from among the Directors who are not officers or employees of the corporation, who are otherwise independent and shall designate the Chairman of the Committee.

11.	By-Law 36 shall be amended and restated in its entirety as follows:

The Nominating & Governance Committee shall consist of three or more members. Subject to By-Law 37A, the Board shall select the members of the Nominating & Governance Committee from among the Directors who are not officers or employees of the corporation, who are otherwise independent and shall designate the Chairman of the Committee. Subject to By-Law 22A, the Nominating & Governance Committee shall have the power to: propose and consider suggestions as to candidates for membership on the Board; periodically recommend to the Board candidates for vacancies on the Board due to resignations or retirements or due to such standards for composition of Board members as may from time to time legally prevail; review and recommend to the Board such modifications to the prevailing Directors retirement policy as may be deemed appropriate in light of contemporary standards, and propose to the Board on or before March 1 of each year a slate of Directors for submission to the stockholders at the annual meeting, review and propose governance standards to the Board, conduct periodic evaluations of the Board, Board committee and Director performance and perform such other duties as the Board may from time to time prescribe.

12.	A new By-Law 37A shall be inserted between By-Law 37 and By-Law 37

Notwithstanding anything to the contrary in these By-Laws, during the Governance Period, (i) the chairperson of the Audit Committee shall be a Continuing SWM Director, the chairperson of the Compensation Committee shall be a Continuing SWM Director and the chairperson of the Nominating & Governance Committee shall be a Continuing Neenah Director; (ii) each standing Committee of the Board shall include at least one Continuing Neenah Director and at least one Continuing SWM Director, (iii) the

Board may, with the approval of 75% of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation), designate such other committees as it from time to time may deem appropriate (each an “Other Committee”); no such Other Committee shall consist of fewer than two Directors, and the powers of each such Other Committee shall be limited to those specified in the resolution designating such Other Committee or as set forth in a committee charter that has been approved by 75% of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation); (iv) the members of the standing committees of the Board shall at all times be independent Directors, as such term is defined from time to time by the New York Stock Exchange and by duly adopted resolution of the Board; (v)the Board shall have the power at any time to fill vacancies in, to change the membership of or to dissolve any Other Committee by resolution approved by 75% of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation); and (vi) a majority of the members of any committee, including at least one Continuing Neenah Director and at least one Continuing SWM Director shall be necessary to constitute a quorum. In the event that after two (2) successive attempts to convene a meeting of a committee following due notice provided by electronic means or overnight delivery service at least three (3) days in advance of each such meeting (which notice shall include a summary of the matters to be considered at such meeting), a meeting of such committee has not been convened due to the inability to establish a quorum, the quorum for the immediately succeeding third attempt to convene a meeting of such committee shall be reduced to a majority of the members of such committee; provided, however, that action taken at such meeting shall be limited to the matters set forth in the notice of the first meeting and the action of the majority of Directors serving as members of such committee present at a meeting at which a quorum is present shall be the act of such committee.

13.	The first sentence of By-Law 38 shall be amended in its entirety as follows:

Subject to By-Law 41 and By-Law 42, each year at the annual Board meeting, the Directors shall elect a Chairman of the Board, a Chief Executive Officer, a Secretary and a Treasurer.

14.	The last three sentences of By-Law 40 shall be amended in their entirety as follows:

Subject to By-Law 41, any officer may be removed by the Board at any time with or without cause. Any appointed officer may be removed by the Chief Executive Officer at any time with or without cause. Subject to By-Law 41, a vacancy in any office may be filled by the Board, and a vacancy in any appointed office may be filled by the Chief Executive Officer, for the unexpired portion of the term.

15.	The first sentence of By-Law 41 shall be amended in its entirety as follows:

The Chief Executive Officer of the corporation shall be elected by the Board; provided, that, effective as of the Effective Time, the Chief Executive Officer of the corporation shall be Ms. Julie Schertell. During the Governance Period, (i) the removal of the Chief Executive Officer with or without cause shall require the approval of 75% of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation) and (ii) a vacancy in the office of Chief Executive Officer may be filled by the Board by the affirmative vote of 75% of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation).

16.	By-Law 42 is hereby amended by adding the following two sentences at the end thereof:

Effective as of the Effective Time, the non-executive Chair of the Board shall be Mr. John Rogers. Promptly after the annual meeting of stockholders to be held in 2024 (or if an annual meeting of stockholders is not held in 2024, promptly after December 31, 2024), the Continuing SWM Directors shall elect a new Chair of the Board to serve as Chair of the Board through the end of the Governance Period. The Chair of the Board following the end of the Governance Period shall be elected annually by vote of a majority of the Directors.

17.	The second sentence of By-Law 48 is hereby amended and restated in its entirety as follows:

The corporation may have such other offices as the Board may from time to time determine; provided, that, as of the Effective Time, the corporation’s headquarters will be in Alpharetta, Georgia.

18.	By-Law 61 shall be amended and restated in its entirety as follows:

Subject to the provisions of the Certificate of Incorporation, these By-Laws may be altered, amended or repealed by the stockholders or by the Board; provided, however, that during the Governance Period, any amendment to the By-Laws effected by the Board that alters, amends or repeals any By-Law amendments that became effective at the Effective Time, including this By-Law 61 (the “Effective Time Amendments”), shall require the approval of 75% of the entire Board of Directors (as defined in Article X of the Certificate of Incorporation).

19.	A new By-Law 62 shall be inserted as follows:

As of the end of the Governance Period, the Effective Time Amendments shall be of no further force and effect. In case any provision in the Effective Time Amendments is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of the Effective Time Amendments shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Section 145 of the DGCL permits, under certain circumstances, the indemnification of any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving in a similar capacity for another enterprise at the request of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. To the extent that a present or former director or officer of the corporation has been successful in defending any such proceeding, the DGCL provides that he or she shall be indemnified against expenses (including attorneys’ fees), actually and reasonably incurred by him in connection therewith.

With respect to a proceeding by or in the right of the corporation, such person may be indemnified against expenses (including attorneys’ fees), actually and reasonably incurred, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. The DGCL provides, however, that indemnification shall not be permitted in such a proceeding if such person is adjudged liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper.

The DGCL permits a corporation to advance expenses incurred by a proposed indemnitee in advance of final disposition of the proceeding, provided in certain cases that the indemnitee undertakes to repay such advanced expenses if it is ultimately determined that he is not entitled to indemnification. Also, a corporation may purchase insurance on behalf of an indemnitee against any liability asserted against him in his designated capacity, whether or not the corporation itself would be empowered to indemnify him against such liability.

As permitted by DGCL Section 145, SWM’s bylaws provide that it must indemnify its directors and officers who are made or threatened to be made party or are otherwise involved in a proceeding by reason of the fact that they were or are a director or officer of SWM or were serving at the request of SWM as a director, officer, employee or agent or another corporation or entity against all liability and loss suffered and expenses reasonably incurred in connection with any such proceeding. Notwithstanding the foregoing, except as otherwise provided in SWM’s bylaws, SWM shall be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized in the specific case by the SWM board of directors.

SWM’s bylaws also provide that expenses (including attorneys’ fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding will be paid by SWM in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it will ultimately be determined that he is not entitled to be indemnified by SWM.

Certain of SWM’s employee benefit plans provide indemnification of directors and other agents against certain claims arising from the administration of such plans.

SWM also provides insurance from commercial carriers against certain liabilities incurred by its directors and officers.

As permitted by the DGCL, SWM’s certificate of incorporation provides that no directors will be personally liable to SWM or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, SWM’s certificate of incorporation provides that a director will be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

These provisions may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter SWM stockholders or SWM from bringing a lawsuit against its directors. However, these provisions do not limit or eliminate SWM’s rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. The SEC has taken the position that this provision will have no effect on claims arising under federal securities laws.

The foregoing summaries are subject to the complete text of the DGCL and SWM’s certificate of incorporation and SWM bylaws and are qualified in their entirety by reference thereto.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act;

•

to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

•

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of March 28, 2022, by and among Schweitzer-Mauduit International, Inc., Samurai Warrior Merger Sub, Inc. and Neenah, Inc. (attached as Annex A to the joint proxy statement/prospectus which is part of this Registration Statement)

3.1	Certificate of Incorporation of Registrant filed with the Secretary of State of Delaware on August 18, 1995 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 10-Q for the quarter ended September 30, 2009).

3.2	Amended and Restated Bylaws of Registrant (as amended and restated on and through February 21, 2019 (incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 22, 2019)

3.3	Form of By-Laws Amendment of Schweitzer-Mauduit International, Inc. (included as Annex D hereto).

5.1	Validity opinion of King & Spalding LLP regarding the securities being registered

8.1	Form of Tax Opinion of King & Spalding LLP

8.2	Form of Tax Opinion of Bryan Cave Leighton Paisner LLP

23.1	Consent of King & Spalding LLP (included in Exhibits 5.1 and 8.1 hereto)

23.2	Consent of Bryan Cave Leighton Paisner LLP (included in Exhibit 8.2 hereto)

23.3	Consent of Deloitte & Touche LLP, independent accountants for Schweitzer-Mauduit International, Inc.

23.4	Consent of Deloitte & Touche LLP, independent accountants for Neenah, Inc.

23.5	Consent of Deloitte LLP, independent accountants for Scapa Group Ltd.

24.1	Powers of Attorney (included on signature pages to this Registration Statement and incorporated herein by reference)

99.2	Consent of J.P. Morgan Securities, LLC

99.3	Consent of Perella Weinberg Partners L.P.

99.7	Form of Schweitzer-Mauduit International, Inc. Proxy Card

99.8	Form of Neenah, Inc. Proxy Card

99.9	Consent of Julie M. Schertell

107	Filing Fee Table

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Alpharetta, State of Georgia, on May 4, 2022.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

By:	/s/ Dr. Jeffrey Kramer
Dr. Jeffrey Kramer
Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ricardo Nunez as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ Dr. Jeffrey Kramer Dr. Jeffrey Kramer	Chief Executive Officer and Director (Principal Executive Officer)	May 4, 2022

/s/ Andrew Wamser Andrew Wamser	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 4, 2022

/s/ Michael Schmit Michael Schmit	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	May 4, 2022

/s/ John D. Rogers John D. Rogers	Director (Chairman of the Board)	May 4, 2022

/s/ Deborah Borg Deborah Borg	Director	May 4, 2022

/s/ Mark Bye Mark Bye	Director	May 4, 2022

/s/ Jeffrey Keenan Jeffrey Keenan	Director	May 4, 2022

/s/ Marco Levi Marco Levi	Director	May 4, 2022

/s/ Kimberly Ritrievi Kimberly Ritrievi	Director	May 4, 2022

/s/ Anderson D. Warlick Anderson D. Warlick	Director	May 4, 2022